Form 20-F
period 2001-12-31
STELMAR SHIPPING LTD
filed 2002-04-02
CIK 1133882

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

/ /     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
              OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

/X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2001

                                       OR

/ /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________________________

Commission file number FILE NO. 001-15176

                              STELMAR SHIPPING LTD.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             ------------------------------------------------------
                 (Translation of Registrant's name into English)

                               REPUBLIC OF LIBERIA
                 ----------------------------------------------
                 (Jurisdiction of incorporation or organization)

      STATUS CENTER, 2A AREOS STREET, VOULIAGMENI GR 16671, ATHENS, GREECE
      --------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

          Title of each class                       Name of each exchange
                                                     on which registered

   COMMON STOCK, PAR VALUE $0.02 PER SHARE         NEW YORK STOCK EXCHANGE
   ---------------------------------------         -----------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      NONE
                               ------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                               ------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

11,874,750 SHARES OF COMMON STOCK, PAR VALUE $0.02 PER SHARE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes   /X/       No  / /

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17  / /      Item 18  /X/

                                TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS........................................iv

  ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................................1

  ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE...............................................1

  ITEM 3.   KEY INFORMATION.......................................................................1

  ITEM 4.   INFORMATION ON THE COMPANY...........................................................13

  ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................32

  ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................................38

  ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................43

  ITEM 8.   FINANCIAL INFORMATION................................................................44

  ITEM 9.   THE OFFER AND LISTING................................................................44

  ITEM 10.  ADDITIONAL INFORMATION...............................................................45

  ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........................56

  ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................57

  ITEM 13.  DIVIDEND ARREARAGES AND DELINQUENCIES................................................57

  ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.........58

  ITEM 15.  RESERVED.............................................................................58

  ITEM 16.  RESERVED.............................................................................58

  ITEM 17.  FINANCIAL STATEMENTS.................................................................58

  ITEM 18.  FINANCIAL STATEMENTS.................................................................58

  ITEM 19.  EXHIBITS...........................................................................II-1

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Matters discussed in this annual report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," and similar expressions identify forward-looking statements.

         The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

         In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or SEC.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3.  KEY INFORMATION

     THROUGHOUT THIS DOCUMENT, WE USE THE TERM DEADWEIGHT TON, OR DWT, IN DESCRIBING THE SIZE OF VESSELS. DWT, EXPRESSED IN METRIC TONS, EACH OF WHICH IS EQUIVALENT TO 1000 KILOGRAMS, REFERS TO THE MAXIMUM WEIGHT OF CARGO AND SUPPLIES THAT A VESSEL CAN CARRY.

A. SELECTED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected historical consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects", and the audited consolidated financial statement and notes thereto included elsewhere within this document.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE, PER DAY AND FLEET DATA)

                                                                        AUDITED
                                                                 YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1997          1998          1999          2000          2001
                                             ----          ----          ----          ----          ----
STATEMENT OF INCOME DATA:
Revenue from vessels...................   $   33,678    $   56,783    $   68,539    $   68,575    $   111,198
Revenue from vessels, net..............       32,683        55,255        66,790        66,704        108,647
Voyage expenses........................        3,928         3,106         5,194         5,450          8,743
Vessel operating expenses (1)..........        8,398        12,126        15,188        14,959         23,093
Depreciation (2).......................        6,417        12,089        15,425        15,441         21,755
Amortized deferred drydocking and
  establishment costs (3)..............          455           867           754         1,116            960
General and administrative expenses....        2,126         2,490         2,939         2,876          4,583
Impairment loss (4)....................            0             0         6,500             0              0
Operating income.......................       11,359        24,577        20,790        26,862         49,513
Interest and finance costs, net........        6,308        11,937        13,025        15,428         15,534
                                          ----------    ----------    ----------    ----------    -----------
Net income.............................   $    5,147    $   12,414    $    7,794    $   11,235    $    34,013
                                          ----------    ----------    ----------    ----------    -----------

BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents............     $   10,456    $   13,331    $   14,741    $   26,464    $    34,417
Total assets.........................        197,048       293,785       317,825       299,215        592,183
Long term debt, including current
  portion............................        149,558       215,720       231,181       200,792        367,194
Total stockholders equity............         41,390        70,755        78,415        89,566        209,448

OTHER FINANCIAL DATA:
EBITDA (5)...........................     $   18,231    $   37,533    $   43,483    $   43,434    $    72,307
Net cash provided by operating
  activities.........................         13,049        27,549        25,033        30,529         50,233
Net cash from (used in) investing
  activities.........................        (88,057)     (106,877)      (38,833)       11,872       (295,462)
Net cash from (used in) financing
  activities.........................         76,532        82,203        15,210       (30,678)       253,182

FLEET DATA:
Average number of vessels............            5.8           9.6          11.8          12.0           17.6
Number of vessels (at end of period).            8.0          11.0          12.0          11.0           22.0
Average age of fleet, excluding
  newbuildings (in years) (6)........            7.8           6.6           6.6           6.9            8.1

Total operating days (7).............          2,001         3,419         4,224         4,282          6,110
Total available ship days (8)........          2,111         3,501         4,324         4,370          6,418
Average daily revenue earned (8).....     $   13,622    $   14,895    $   14,245    $   14,017    $    15,566
TCE per vessel per day (9)...........         14,868        15,700        14,995        14,743         16,769

Vessel operating expenses per ship
  per day (1)........................     $    3,978    $    3,464    $    3,512    $    3,423    $     3,598
Vessel overhead burden per ship
  per day (10).......................          1,007           711           676           655            715

Operating cash flow per ship per day
  (11)...............................          8,636        10,721        10,056         9,939         11,253

PER SHARE DATA:

Earnings per share, basic (4)             $     1.37    $     3.31    $     2.08    $     2.94    $      3.31
Earnings per share, fully diluted               1.37          3.31          2.08          2.94           3.29
Weighted average number of shares, basic   3,750,000     3,750,000     3,750,205     3,824,750     10,290,028
Weighted average number of shares,
  fully diluted                            3,750,000     3,750,000     3,750,205     3,824,750     10,353,810
Dividends per share..................              0             0             0             0              0

                           See footnotes on next page

(1) Vessel operating expenses are costs that vessel owners typically bear, including crew wages, vessel supplies, insurance, tonnage taxes, routine repairs and maintenance, including continuous special survey costs and other direct operating costs.

(2) We compute depreciation using the straight-line method over the estimated useful life of the asset to its estimated scrap value. In the case of vessels, we estimate a useful life of 25 years from the date of its delivery from the builder.

(3) We defer costs associated with periodic drydockings and amortize them over the period to the next scheduled drydocking, usually two and one-half years. We amortize establishment costs over five years.

(4) We recognized impairment in the carrying amount of one of our vessels in 1999. This was a non-recurring charge. The effect of the impairment was to reduce our earnings per share by $1.66.

(5) We define EBITDA as net income plus interest, income taxes, depreciation and amortization. EBITDA reflects cash available to meet our debt service, capital expenditures, drydocking costs and other non-operating cash needs. You should not consider only EBITDA or think of it as a substitute for net income (loss), cash flows from operations or other measures of liquidity determined in accordance with Generally Accepted Accounting Principles, or GAAP. GAAP does not recognize EBITDA. Not all companies calculate EBITDA in the same way. We believe, however, that EBITDA is relevant because some investors may use it to analyze our operating performance and ability to service our debt.

(6) We define the average age of our fleet as the result of the age of each vessel in each year from its delivery from the builder, weighted by the vessel's dwt in proportion to the total dwt of the fleet for each respective year.

(7) Total operating days is the total number of days in a given period that we own vessels less the total number of off-hire days. We define off-hire days as days spent on repairs, drydockings and special surveys, vessel upgrades, initial positioning after our purchase of the vessel and awaiting employment.

(8) We define average daily revenue earned as total revenues less commissions and voyage costs divided by the total number of available ship days. Voyage costs include cost of fuel, port charges and canal charges. We calculate total available ship days on the basis of a 365 day fiscal year multiplied by the average number of vessels in the fleet for that year.

(9) The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

(10) We calculate vessel overhead burden per ship per day as the result of general and administrative expenses divided by the total number of available ship days.

(11) Operating cash flow per ship per day represents EBITDA divided by total available ship days. GAAP does not require operating cash flow. You should not consider operating cash flow as an alternative to net income or any other indicator of our performance required by GAAP.

(12) We decided to reverse split our shares in January 2001. In this reverse split, our current shareholders exchanged two shares for one share, and we reduced our number of outstanding shares by 50%. All per share numbers reflect that reverse split retroactively.

B. REASON FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable.

C. RISK FACTORS

         Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock.

INDUSTRY SPECIFIC RISK FACTORS

THE CYCLICAL NATURE OF THE TANKER INDUSTRY MAY LEAD TO VOLATILE CHANGES IN CHARTER RATES AND VESSEL VALUES WHICH MAY ADVERSELY AFFECT OUR EARNINGS

         If the tanker market, which has been cyclical, is depressed in the future when our vessels' charters expire or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

         The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

         -  demand for oil and oil products;

         -  global and regional economic conditions;

         -  the distance oil and oil products are to be moved by sea; and

         -  changes in seaborne and other transportation patterns.

         The factors that influence the supply of tanker capacity include:

         -  the number of newbuilding deliveries;

         -  the scrapping rate of older vessels; and

         -  the number of vessels that are out of service.

IF WE VIOLATE ENVIRONMENTAL LAWS OR REGULATIONS, THE RESULTING LIABILITY MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION

         Our operations are subject to extensive regulation designed to promote tanker safety, prevent oil spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels.

         For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

         The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

         U.S. law, the law in many of the nations in which we operate, and international treaties and conventions that impact our operations also establish strict rules governing vessel safety and structure, training, inspections, financial assurance for potential cleanup liability and other matters. These requirements can limit our ability to operate, and substantially increase our operating costs. The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have initiated similar phase-out periods and the European Commission has approved a timetable for a general ban on single-hull oil tankers. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. One of our vessels will be prohibited from trading in U.S. waters on January 1, 2010, and eight of our vessels will be prohibited from trading in U.S. waters on January 1, 2015.

         These requirements can affect the resale value or useful lives of our vessels. We believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

BECAUSE THE MARKET VALUE OF OUR VESSELS MAY FLUCTUATE SIGNIFICANTLY, WE MAY INCUR LOSSES WHEN WE SELL VESSELS WHICH MAY ADVERSELY AFFECT OUR EARNINGS

         The fair market value of tankers may increase and decrease depending on the following factors:

         - general economic and market conditions affecting the tanker industry;

         -  competition from other shipping companies;

         -  types and sizes of vessels;

         -  other modes of transportation;

         -  cost of newbuildings;

         -  governmental or other regulations;

         -  prevailing level of charter rates; and

         -  technological advances.

         When each of our tankers reach 15 years of age we consider carefully the future ownership life of these vessels. Factors considered are the condition and future tradability of the vessels as well as the capital investment needed to continue to operate and maintain the vessels to the highest industry standards. After taking these factors into account, we did not sell the only three of our tankers that reached 15 years of age over the past year. An additional eight tankers in our current fleet will reach 15 years of age in the next three years. If for any reason we sell tankers at a time when tanker prices have fallen, the sale may be less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

COMPANY SPECIFIC RISK FACTORS

A DECLINE IN THE MARKET VALUE OF OUR VESSELS COULD LEAD TO A DEFAULT UNDER OUR LOAN AGREEMENTS AND THE LOSS OF OUR VESSELS

         Market values of our tankers have generally declined during the past year. If the market value of our fleet, calculated on a charter free basis, declines below stated levels, we may not be able to refinance our debt or obtain future financing. Also, declining vessel values could cause us to breach some of the covenants under our financing agreements. If we are unable to pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our fleet.

SERVICING OUR DEBT LIMITS FUNDS AVAILABLE FOR OTHER PURPOSES AND IF WE CANNOT SERVICE OUR DEBT, WE MAY LOSE OUR TANKERS

         We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. As of March 31, 2002, we had total indebtedness of $411.7 million and a ratio of indebtedness to total capital of 65.4%. As we expand our fleet, we will need to incur additional indebtedness. Our inability to service our debt could lead to acceleration of our debt and the foreclosure of our fleet.

OUR LOAN AGREEMENTS CONTAIN RESTRICTIVE COVENANTS WHICH MAY LIMIT OUR LIQUIDITY AND CORPORATE ACTIVITIES AND PREVENT PROPER SERVICE OF DEBT, WHICH COULD RESULT IN THE LOSS OF OUR TANKERS

         Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

         -  incur additional indebtedness;

         -  create liens on our assets;

         -  sell capital stock of our subsidiaries;

         -  make investments;

         -  engage in mergers or acquisitions;

         -  pay dividends and make capital expenditures;

         - change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

         -  sell our vessels.

         Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. If we cannot obtain the necessary permission or waivers from our lenders, we may be prohibited from taking actions that are in our best interest.

OUR EARNINGS MAY BE ADVERSELY AFFECTED IF WE DO NOT SUCCESSFULLY EMPLOY OUR TANKERS ON LONG-TERM TIME CHARTERS OR USE THEM PROFITABLY ON THE SPOT MARKET

         We seek to deploy our tankers both on time charters and in the spot market in a manner that will optimize our earnings. Twenty two of the 27 tankers in our current fleet, including the two under construction, are contractually committed to time charters, with the remaining terms of these charters ranging from three months to five years. The two additional Handymax tankers and the two newly-constructed Panamax tankers that we have agreed to purchase and 7 of the tankers in our total fleet will be completing their current time charters during 2002 and available either for entry into new time charters or trading in the spot market during the balance of 2002. The spot market for tankers has deteriorated markedly since the first quarter of 2001. If such deterioration continues or the market does not improve, that could substantially adversely affect our earnings as vessels complete their current time charters. Currently, 4 of our tankers are trading on the spot market. If we cannot recharter our vessels successfully on long-term time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. In addition, although our time charters provide steady streams of revenue, our tankers committed to time charters may not be available for spot voyages during an eventual upswing in the tanker industry cycle, when spot voyages might be more profitable.

IN THE HIGHLY COMPETITIVE INTERNATIONAL TANKER MARKET, WE MAY NOT BE ABLE TO COMPETE FOR CHARTERS WITH NEW ENTRANTS OR ESTABLISHED COMPANIES WITH GREATER RESOURCES

         We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets.

WE DEPEND UPON A FEW SIGNIFICANT CUSTOMERS FOR A LARGE PART OF OUR REVENUES. THE LOSS OF ONE OR MORE OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE

We have historically derived a significant part of our revenue from a small number of charterers. During 2001, approximately 45.9% of our revenue derived from three charterers and in 2000, approximately 58.0% of our revenue for our fleet derived from four charterers. Nine of the tankers in our current fleet operate under time charters with Vital, which provided 18.5% of our revenues in 2001, Adam Martine Corporation, a subsidiary of Glenore International AG, which provided 14.6%, and SK Shipping of South Korea, which provided 12.8%. The occurrence of any problems with these charterers may adversely affect our revenues.

AS WE EXPAND OUR BUSINESS, WE WILL NEED TO HIRE MORE SEAFARERS AND SHORESIDE PERSONNEL; IF WE CANNOT RECRUIT SUITABLE EMPLOYEES, WE MAY NOT HAVE ENOUGH PERSONNEL TO CONDUCT OUR OPERATIONS

         As we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. Our crewing agent supplies our senior officers and crewmen, all of whom are from the Philippines. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees. If our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels and our operations may be adversely affected.

IF WE FAIL TO MANAGE OUR PLANNED GROWTH PROPERLY, WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR MARKET SHARE

         In 2001, we more than doubled the number of vessels in our fleet. Our fleet expansion will continue with the purchase of the two additional modern secondhand Handymax tankers and the two newly-built Panamax tankers upon their delivery from the shipyards. In addition to depending on our ability to procure funding, our growth will also depend on our ability to:

         -  identify and consummate acquisitions or joint ventures;

         - integrate any acquired business successfully with our existing operations;

         -  identify new markets;

         -  manage expansion; and

         -  obtain required financing.

         Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to execute the points noted above, our financial condition may be adversely affected.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT PERSONNEL AND OTHER EMPLOYEES IN THE TANKER INDUSTRY, WHICH MAY NEGATIVELY AFFECT THE EFFECTIVENESS OF OUR MANAGEMENT AND OUR RESULTS OF OPERATIONS

         Our success depends to a significant extent upon the abilities and efforts of our management team. Most of our senior executives have each been with us for over seven years and have significant industry experience. We do not currently have long term employment contracts with any of our senior executives, including Peter Goodfellow, our Chief Executive Officer, Stamatis Molaris, our Chief Financial Officer, Bruce Ogilvy, our Marketing Director, Kostas Manoudakis, our Technical Director, and George Dienis, our Operations Director. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

BECAUSE MOST OF OUR EMPLOYEES ARE COVERED BY INDUSTRY-WIDE COLLECTIVE BARGAINING AGREEMENTS, FAILURE OF INDUSTRY GROUPS TO RENEW THOSE AGREEMENTS MAY DISRUPT OUR OPERATIONS AND ADVERSELY AFFECT OUR EARNINGS

         We employ approximately 700 seafarers and 46 land-based employees in the Athens and London offices. The employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

OUR VESSELS MAY SUFFER DAMAGE AND WE MAY FACE UNEXPECTED DRYDOCKING COSTS WHICH COULD AFFECT OUR CASH FLOW AND FINANCIAL CONDITION

         If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

PURCHASING AND OPERATING SECONDHAND VESSELS MAY RESULT IN INCREASED OPERATING COSTS WHICH COULD ADVERSELY AFFECT OUR EARNINGS

         We have vessels constructed for us directly by builders and also purchase secondhand vessels from other owners. Our current business strategy includes additional growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

         In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2001, our fleet included 11 vessels more than 10 years of age. The two Handymax tankers that we have agreed to purchase were built in 1998. We are taking delivery of both of the newly-built Panamax tankers directly from the shipyard. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

         Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our tankers age, market conditions will justify those expenditures or enable us to operate our tankers profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their carrying amount at that time.

DAMAGE TO OUR CHAIRMAN'S REPUTATION MAY AFFECT THE PRICE OF OUR STOCK

         While our chairman and significant shareholder, Stelios Haji-Ioannou, is not involved with our day-to-day management, our public image is very closely associated with him. Mr. Haji-Ioannou is involved with other businesses, some of which have a high public profile. If his personal or business reputation were to be damaged, even once he is not our chairman or if the event does not involve us, that could have a material adverse effect on the market price of our stock. Mr. Haji-Ioannou has twice been acquitted of manslaughter charges in Italy relating to a maritime accident involving a different shipping company, but the prosecution has appealed the decision. A conviction could adversely affect our stock price. It was announced on October 11, 2001, that Mr. Haji-Ioannou will not stand for reelection to the board of directors at the 2002 annual meeting of shareholders and that Nicholas Hartley, our new deputy chairman, would be appointed chairman if Mr. Hartley is reelected to the board of directors at the annual meeting pending subsequent approval by the board of directors.

RISKS INVOLVED WITH OPERATING OCEAN GOING VESSELS COULD AFFECT OUR BUSINESS AND REPUTATION, WHICH WOULD ADVERSELY AFFECT OUR REVENUES AND STOCK PRICE

         The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

         -  marine disaster;

         -  piracy;

         -  environmental accidents;

         -  cargo and property losses or damage; and

         - business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

         Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

WE MAY NOT HAVE ADEQUATE INSURANCE TO COMPENSATE US IF WE LOSE OUR TANKERS

         We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We do not carry insurance against loss of hire, which is business interruption coverage following a loss under our hull and machinery policy or other business interruption. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

MARITIME CLAIMANTS COULD ARREST OUR TANKERS, WHICH COULD INTERRUPT OUR CASH FLOW

         Crew members, suppliers of goods and services to a tanker, shippers of cargo and other parties may be entitled to a maritime lien against that tanker for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a tanker through foreclosure proceedings. The arrest or attachment of one or more of our tankers could interrupt our cash flow and require us to pay a lot of money to have the arrest lifted.

         In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

GOVERNMENTS COULD REQUISITION OUR VESSELS DURING A PERIOD OF WAR OR EMERGENCY, RESULTING IN LOSS OF EARNINGS

         A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

OUR OPERATIONS OUTSIDE THE UNITED STATES EXPOSE US TO GLOBAL RISKS THAT MAY INTERFERE WITH THE OPERATION OF OUR VESSELS

         We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

WE MAY HAVE TO PAY TAX ON UNITED STATES SOURCE INCOME, WHICH WOULD REDUCE OUR EARNINGS

         Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of its gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. tax return reporting purposes. However, there are several risks that could cause us to become taxed on our U.S. source income. Our chairman, Stelios Haji-Ioannou, and his brother and sister have combined holdings of approximately 35% of our outstanding stock. There is a risk that we could no longer qualify under the statutory tax exemption if these individuals or other shareholders with a five percent or greater interest were to combine to own 50% or more of our outstanding shares of common stock. In addition, due to the absence of final Treasury regulations or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

         If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income these companies derive during the year from United States sources. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

IF U.S. TAX AUTHORITIES WERE TO TREAT US AS A "PASSIVE FOREIGN INVESTMENT COMPANY," THAT COULD HAVE ADVERSE CONSEQUENCES ON U.S. HOLDERS

         A foreign corporation will be treated as a "passive foreign investment company" for U.S. Federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income", or (2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, such types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." Those holders of a passive foreign investment company who are citizens or residents of the United States or domestic entities would be subject to a special adverse U.S. Federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company.

         Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Since we expect to derive substantially all of our income each year from the time chartering and voyage chartering activities of our wholly-owned subsidiaries, we believe that such income will be treated for relevant U.S. Federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute "passive income," and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of that income, in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations.

BECAUSE WE GENERATE ALL OF OUR REVENUES IN U.S. DOLLARS BUT INCUR A SIGNIFICANT PORTION OF OUR EXPENSES IN OTHER CURRENCIES, EXCHANGE RATE FLUCTUATIONS COULD HURT OUR RESULTS OF OPERATIONS

         We generate all of our revenues in U.S. dollars but incur approximately 20% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We do not hedge these risks. Our operations could suffer as a result.

INTEREST RATE FLUCTUATIONS MAY SIGNIFICANTLY AFFECT OUR LOAN PAYMENTS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

         At December 31, 2001, a significant portion of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2001, we have interest rate cap and swap agreements expiring between 2005 and 2006 for approximately 28% of the then outstanding principal amounts of our loans that may mitigate some of this exposure.

BECAUSE WE ARE A FOREIGN CORPORATION, YOU MAY NOT HAVE THE SAME RIGHTS THAT A SHAREHOLDER IN A U.S. CORPORATION MAY HAVE

         We are a Liberian corporation. Our articles of incorporation and bylaws and the Business Corporation Act of Liberia 1976 govern our affairs. While the Liberian Business Corporation Act resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.

ITEM 4.  INFORMATION ON THE COMPANY

OUR FLEET

         We are Stelmar Shipping Ltd., an international tanker company. Our total fleet, including the four tankers that we have agreed to purchase, is as follows:

                         YEAR                                   SISTER
        NAME             BUILT       DWT       HULL TYPE(1)     SHIPS       CHARTER TYPE
---------------------   -------   ---------   --------------   --------  ----------------------

HANDYMAX
--------
AMBERMAR                  2002       35,700         DH             A      TC to Aug. 2003(2)
PETROMAR                  2001       35,768         DH             A      TC to Jan. 2003
NEW HANDYMAX #1           1998       47,000         DH             B      Spot Market
NEW HANDYMAX #2           1998       47,000         DH             B      Spot Market
RIMAR                     1998       45,999         DH             C      TC to Aug. 2002
LUXMAR                    1998       45,999         DH             C      TC to Aug. 2003
LIMAR                     1996       46,170         DH             C      TC to Oct. 2004
ALMAR                     1996       46,162         DH             C      TC to Dec. 2006
NEDIMAR                   1996       46,821         DH             C      TC to Mar. 2003
FULMAR                    1989       39,521         DS             D      TC to Jul. 2002
ERMAR                     1989       39,977         DS             F      TC to Dec. 2003
PRIMAR                    1988       39,521         DS             D      TC to Nov. 2002
ALLENMAR                  1988       41,570         DS                    TC to Jul. 2002
CAMAR                     1988       46,100         DH             E      TC to Sep. 2002
JAMAR                     1988       46,100         DH             E      Spot Market
PROMAR                    1988       39,989         DS             F      Spot Market
CAPEMAR                   1987       37,615         DS                    Spot Market
CITY UNIVERSITY           1987       39,729         DS             G      Spot Market
COLMAR                    1987       39,729         DS             G      TC to Nov. 2002
                                  ------------
SUBTOTAL DWT                        806,470

PANAMAX
-------
NEW PANAMAX #1*+          2002       69,697         DH             H      TC (5 yrs. from del.)
NEW PANAMAX #2*+          2002       69,697         DH             H      TC (5 yrs. from del.)
RUBYMAR*+                 2002       69,697         DH             H      TC (2 yrs. from del.)
ROSEMAR*+                 2002       69,697         DH             H      TC (2 yrs. from del.)
PEARLMAR*                 2002       69,697         DH             H      TC to Jan. 2004
JADEMAR*                  2002       69,697         DH             H      TC to Mar. 2004
CLELIAMAR*                1993       68,623         DH             I      TC to Jan. 2003
POLYS*                    1993       68,623         DH             I      TC to Dec. 2002
                                  ------------
SUBTOTAL DWT                        555,428

AFRAMAX
-------
JACAMAR                   1999      104,024         DH             J      TC to Feb. 2006
TAKAMAR                   1998      104,000         DH             J      TC to Sep. 2005
KEYMAR*                   1993       95,822         DH                    TC to Oct. 2004
KLIOMAR*                  1989       96,088         SH                    TC to Jan. 2003
                                  ------------
SUBTOTAL DWT                        399,934

                                  ------------
TOTAL DWT                         1,761,832

AVERAGE AGE OF FLEET (3)    6.5 years

        *  Tankers that can only carry dirty cargoes, namely crude oil.

        + Tankers currently under construction and scheduled for delivery in the second quarter of 2002.

    (1) DH is a double-hulled vessel constructed with double sides and a double bottom; DS is a double-sided vessel constructed with double sides but is not equipped with a double bottom; and SH is a single hull vessel that has neither double sides nor a double bottom.

    (2) TC means time charter.

    (3) Average age of fleet calculated on basis of dwt, including the newbuildings to be delivered in the second quarter of 2002.

 GENERAL

         We are developing our fleet with a primary focus on:

         - Handymax tankers, which primarily transport refined petroleum products; and

         -  Panamax tankers, which primarily transport crude oil.

         We presently own and operate our current fleet of 27 tankers with a total cargo carrying capacity of 1,528,438 dwt, which includes:

         -  17 Handymax tankers;

         -  6 Panamax tankers; and

         -  4 Aframax tankers

         In addition, we have agreements with two separate sellers to acquire, during the second quarter of 2002 for a total purchase price of $123.1 million:

         -  2 modern secondhand Handymax tankers and

         -  2 newly-built Panamax tankers on their delivery from the shipyard.

         We are also negotiating with a South Korean shipyard for the construction of three additional Panamax tankers, all of which would be sister ships to four of the Panamax tankers in our current fleet and the two newly-built Panamax tankers that we have agreed to buy upon their delivery from that shipyard. We intend to purchase additional tankers depending on market conditions.

         We own one of the world's youngest and, due to the highly fragmented market, largest, Handymax tanker fleets. We have consistently operated profitably since 1995, despite the highly cyclical nature of the tanker industry.

         Since our inception, we have pursued a program of growth through the purchase of newly constructed and modern secondhand small-to-medium-sized tankers, with an increasing recent focus on Handymax and Panamax tankers. Over the past three years, we have expanded the size and carrying capacity of our current fleet from 826,501 dwt to 1,528,438 dwt, and the average age of our current fleet by dwt as of March 31, 2002 was 7.3 years as compared to approximately 13.0 years for the world tanker fleet. With the addition of the two Handymax tankers and two newly-built Panamax tankers, the total cargo carrying capacity of our fleet will increase to 1,761,832 dwt and the average age of our total fleet by dwt as of March 31, 2002 is 6.5 years.

         We believe we have established a reputation in the international tanker industry for maintaining a fleet with high standards of performance, reliability and safety. We have conducted business with substantially all of the oil companies, such as ExxonMobil, Shell International Petroleum Company, BP Amoco plc and Chevron Texaco, Inc. These companies have previously vetted and chartered our vessels, and we believe that our vessels will continue to qualify for future service with these companies. Our current customer include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, and Citgo. Currently, our most significant customers, and the percentage of revenues we derived from them in 2001 include :

         -  Vitol, 18.5%;

         - Adam Maritime Corporation, a subsidiary of Glencore International AG, 14.6%; and

         -  SK Shipping of South Korea, 12.8%.

         We have historically achieved consistent cash flows and high utilization rates by chartering most of our tankers for fixed periods of time under time charters, ranging from one to seven years. We also stage our time charters so that they expire at different times in order to mitigate the effects of the cyclical tanker charter market. We generated approximately 75% of our net revenues in 2001 from time charters. We have five-year time charters for the two newly-built Panamax tankers we have agreed to purchase on their delivery from the shipyards scheduled for the second quarter of 2002. While we expect initially to operate in the spot market the two modern secondhand Handymax tankers that we have agreed to acquire, in line with our strategy of employing our tankers on a time charter basis, we intend to employ those vessels on a time charter basis as market conditions permit.

         We also trade in the spot market in order to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends. As we expand our fleet of tankers, we intend to manage the balance of time and spot charters so as to maintain consistent cash flows, thereby allowing us to take advantage of market opportunities in a highly cyclical business. When we trade in the spot market, we generally use brokers to arrange individual voyage charters for our vessels at rates determined by the market.

STRATEGY

         The following characterize the international tanker industry:

         -  high fragmentation among vessel owners;

         - significant volatility resulting in part from OPEC members' production fluctuations;

         - increasing international emphasis on environmental safety in oil tanker operations; and

         -  an aging world tanker fleet.

         We believe that our business strategy of owning and operating a large-modern fleet of Handymax tankers, or tankers between 30,000 and 50,000 dwt, and Panamax tankers, or tankers between 50,000 and 80,000 dwt, offers us favorable business opportunities in the tanker industry. In our view, most charterers of oil tankers prefer to charter newer vessels and are willing to pay higher charter rates for them, primarily due to safety and environmental concerns. Handymax and Panamax tanker rates have also been subject to less volatility than rates for larger tankers. Finally, by owning a relatively large tanker fleet, we believe we can realize savings associated with economies of scale.

         We believe we can maximize operating cash flow and return on our investments through a six-part strategy:

         -  operate a modern, well-maintained fleet;

         -  operate a significant fleet in selected markets;

         -  capitalize on our reputation for high operating standards;

         -  achieve high utilization rates through emphasis on time charters;

         -  maintain low-cost, highly efficient operations; and

         -  continue long-term relationships with major end users.

OPERATE A MODERN, WELL-MAINTAINED FLEET. We believe that we operate one of the world's most modern and well-maintained tanker fleets in our size classes. We intend to continue to operate a young fleet through selective acquisitions of newly-built and modern secondhand Handymax and Panamax tankers. As of March 31, 2002, our tanker fleet has an average age by dwt of only 7.3 years as opposed to 13.0 years for the world fleet. We inspect all of the vessels, both at sea and while the vessels are in port. Vessels are typically inspected four times per year using rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.

OPERATE A SIGNIFICANT FLEET IN SELECTED MARKETS. We focus on Handymax tankers that primarily carry refined oil products and Panamax crude oil tankers because rates for those tankers have historically been less volatile than rates for larger tankers. As compared to larger tankers, Handymax and Panamax tankers have more flexibility in terms of ports they serve and cargo carrying capacity. Our focus provides us with the further advantage of operating a relatively large fleet in the highly fragmented markets for these tanker sizes. These sectors also present us with opportunities to develop a significant presence and to build long-term relationships with charterers. By operating a significant fleet in these selected market segments, we believe that we have enhanced our attractiveness to charterers by offering a variety of tankers, including sister ships, to meet a charterer's diverse scheduling needs. The availability of sister ships, which means they are substantially identical and built by the same manufacturer, allows us to offer charterers flexibility in placing their cargoes over a period of time. Having sister vessels also facilitates cost control by allowing the purchase of common spare parts, the use of common maintenance schedules and operating costs comparisons between sister vessels.

CAPITALIZE ON OUR ESTABLISHED REPUTATION FOR HIGH OPERATING STANDARDS. We believe that charterers consider factors other than cost when chartering a vessel, including the vessel manager's reputation. We believe that we have established a reputation in the international tanker industry for maintaining high standards of performance, reliability and safety. We have focused on safe, environmentally conscious vessel operations since our inception, as confirmed by the fact that we were among the first tanker operators to be certified to be in compliance with ISO-9002, which are ship management standards promulgated by the International Organization for Standardization, also known as ISO. ISO-9002 contains principles of ship management relating to areas such as safety, personnel training, pollution prevention and customer relations. After a company has implemented a management system that addresses these requirements, it can apply to an accreditation body, such as the American Bureau of Shipping, for certification.

ACHIEVE HIGH UTILIZATION RATES THROUGH EMPHASIS ON TIME CHARTERS. By emphasizing time charters, we have aimed to minimize downtime for our vessels. This emphasis also helps us to maintain consistent cash flows. We believe that we can maximize returns without undue risk in the current market by increasing the number of vessels deployed on spot charters in the near future and by continuing to operate in the less volatile Handymax and Panamax tanker market. As we increase the number of spot charters, we will continue to explore opportunities to enter into time charters at attractive rates and for appropriate periods of time.

MAINTAIN LOW-COST, HIGHLY EFFICIENT OPERATIONS. We believe we are a cost-efficient and reliable international tanker operator because of the strength of our management team. It is our objective to reduce operating costs through constant evaluation of each vessel's performance and concurrent adjustment of operating and chartering procedures to maximize each vessel's profitability. We also minimize costs associated with off-hire periods through an active preventative maintenance program both on-shore and at sea, employing qualified officers and crew and continually training our personnel to ensure reliable vessel operations. By maintaining a modern fleet, we believe we increase our efficiency and achieve lower:

         -  costs associated with special surveys;

         -  operating expenses, including repairs; and

         - costs associated with complying with governmental regulations applicable to older vessels.

In addition, we reduce overhead costs through investing in technology in order to create a "paperless" office for internally generated documents and files, thereby reducing the number of office staff personnel needed to manage the fleet.

CONTINUE LONG-TERM RELATIONSHIPS WITH MAJOR END USERS. We have actively developed and maintained relationships with major private oil companies, oil traders and national oil companies. As part of a continuous dialogue, we make in-person presentations to these major end-users, maintain ongoing telephonic and electronic contact and encourage frequent on-site visits. We regularly exchange data with them in such items as:

         -  safety standards;

         -  operating standards;

         -  operating costs;

         -  recruiting policies;

         -  crew turnover; and

         -  purchasing practices.

We have done business with many of these major end-users on a repeat basis, and these companies have previously vetted and chartered our vessels.

FLEET CHARACTERISTICS

         The tankers in our current fleet, including the two newbuildings currently under construction and scheduled to be delivered in the second quarter of 2002, have a total cargo capacity of 1,528,438 dwt. As of December 31, 2001, the average age of our current fleet by dwt was 7.3 years, while, according to industry sources, the average age of the world's tanker fleet was approximately 13.0 years.

         Many of our vessels are sister ships. This increases our operating efficiencies because technical knowledge and spare parts can be applied to all vessels in a series. It also provides some scheduling flexibility and greater economies of scale. We have ten groups of sister ships, with three vessels in one group and two vessels in each of the other nine groups. In addition, two of our newbuildings under construction by Daewoo Heavy Industries are sister ships with the two new Panamax newbuildings that were delivered this year.

         The vessels in our current fleet that are sister ships are as follows:

         -  AMBERMAR and PETROMAR;

         - The two new Handymaxs tankers delivered in the second quarter of 2002;

         -  POLYS and CLELIAMAR;

         - RUBYMAR, ROSEMAR, PEARLMAR, JADEMAR, and the two new Panamax tankers to be delivered in the second quarter of 2002;

         -  JACAMAR and TAKAMAR;

         -  RIMAR, LUXMAR, LIMAR, ALMAR, and NEDIMAR;

         -  FULMAR and PRIMAR;

         -  CAMAR and JAMAR;

         -  ERMAR and PROMAR; and

         -  COLMAR and CITY UNIVERSITY.

         The two modern secondhand Handymax tankers that we have agreed to acquire are sister ships. The two newly-built Panamax tankers we have also agreed to acquire on their delivery from the shipyard are sister ships with the RUBYMAR, ROSEMAR, PEALMAR and JADEMAR. All of the three newbuilding Panamax tankers that we are currently negotiating to have constructed will be sister ships to the AMBERMAR and PETROMAR.


CHARTERING OF THE FLEET

         We have historically chartered most of our vessels for fixed periods of approximately one to seven years. Under the terms of these charters, the charterer designates the cargo, trade route and schedule and bears bunkers and port costs, while we are responsible for maintaining and operating the vessel, including provision of the crew. Approximately 75% of our revenue in 2001 was derived from time charters. Twenty-five of our vessels (including those currently under construction) operate on time charters with expiration dates from March 2002 through June 2007 and six trade in the spot market. We have arranged for time charters for the newbuildings scheduled for delivery in 2002. We also trade in the spot market to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends.

CUSTOMERS

         Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, Citgo, ExxonMobil and Famm, a commercial arm of ChevronTexaco. In 2001, approximately 45.9% of our revenue for our fleet was derived from the following three charterers:

         -  Vitol;

         - Adam Maritime Corporation, a subsidiary of Glencore International AG; and

         -  SK Shipping of South Korea.

MANAGEMENT OF THE FLEET

         We provide in-house most of the operations, chartering, ship maintenance, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering and brokerage staff is located in London, England, while our fleet management personnel are located in Athens, Greece. Our staff in London makes recommendations to our senior management in Greece regarding the chartering of our vessels as well as identifying when opportunities arise to buy or sell a vessel. Virtually all of our technical management functions are conducted through our office in Greece, including activities such as:

         -  supervising the maintenance and general efficiency of the vessels;

         -  crewing;

         -  arrangement of bunkers;

         -  arrangement and supervision of drydocking and repairs;

         -  alterations and the upkeep of the vessels;

         - arrangement of the supply of necessary stores, spares and lubricating oil; and

         -  appointment of supervisors and technical consultants.

         We have done business with substantially all the major oil companies, which have vetted and chartered our vessels in the past. We believe our vessels will continue to qualify for service in the future.

         Our fleet's management is overseen by a staff headed by a former Fleet Operations Manager of Esso Petroleum Co. Ltd., the marine affiliate of ExxonMobil, and a former General Manager of Chartering and Sale and Purchase Division of Shell International Marine. Our management subsidiary in Piraeus received its International Safety Management, or ISM, certification in 1994 from the American Bureau of Shipping, one of the first tanker managers to do so, and well in advance of the 1998 deadline for doing so.

         Additionally, our seafaring employees perform most of the necessary ordinary course maintenance on our vessels. We inspect all of the vessels, both at sea and while the vessels are in port. Vessels are typically inspected four times per year using rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.

THE INTERNATIONAL TANKER INDUSTRY

         The international tanker industry provides seaborne transportation of crude oil and refined petroleum products for the oil market. The two main types of operators that provide transportation services in the tanker market are:

         -  major oil companies; and

         -  independent shipowners.

         They provide transportation services for end users such as:

         -  oil companies;

         -  oil traders;

         -  petroleum product producers; and

         -  government agencies.

         Oil companies own, or control through long-term time charters, approximately one-third of the current world tanker capacity. Independent shipowners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil, but also compete with the independent shipowners to transport oil for others. The seaborne oil transportation industry is fragmented, with the largest owner controlling less than 5% of the dwt of the world tanker fleet.

         The quality of tanker vessels and operations has improved over the past several years as charterers and regulators increasingly focus on safety and protection of the environment. National authorities and international conventions have historically regulated the oil transportation industry. Since 1990, the emphasis on environmental protection has increased. Legislation and regulations such as the U.S. Oil Pollution Act of 1990, or OPA, International Maritime Organization, or IMO, protocols and classification society procedures demand higher-quality tanker construction, maintenance, repair and operations. Charterers of all types, including oil companies, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers and are inspecting and vetting both vessels and companies on a periodic basis. As these changes have imposed costs and potential liabilities on tanker owners and operators, they have also raised barriers to entry and favored shipowners with quality fleets and operations. Limitations imposed by port states and the IMO on trading of older single hull vessels should accelerate the commercial obsolescence of older, poor-quality tankers.

         The major oil companies, as well as other charterers, each have their own vetting systems and criteria. The Oil Companies' International Maritime Forum, which has consultative status with the IMO, provides technical and operational guidelines for the vetting process. In 1993, the Oil Companies' International Maritime Forum introduced the Ship Inspection Report Program, which is comprised of a readily accessible pool of technical information concerning the condition, operational procedures and physical details of tankers. In addition, the Oil Companies' International Maritime Forum promulgates a "vessel particulars questionnaire" used in the vetting process. Although the procedure varies from company to company, when conducting the vetting process, a charterer may:

         -  conduct a physical inspection;

         -  obtain a completed "vessel particulars questionnaire;"

         -  obtain Ship Inspection Report Program reports;

         -  review owner audits;

         -  obtain feedback from other charterers;

         -  review market intelligence and casualty data; and

         - consider any recent management, manning or classification society changes as well as the owner's reputation.

         On December 12, 1999, the 24-year old tanker ERIKA sank off the coast of France polluting more than 250 miles of coastline with heavy oil. Following this incident, major oil companies became increasingly selective in their vetting and acceptance of tankers.

     TANKER CATEGORIES

         Tanker vessels generally fall into one of six major types of vessel classifications based upon carrying capacity:

         - ULCCs (Ultra Large Crude Carriers), with a cargo carrying capacity of 320,000 dwt or more;

         - VLCCs (Very Large Crude Carriers), with a cargo carrying capacity of approximately 200,000 to 320,000 dwt;

         - Suezmax tankers, with a cargo carrying capacity of approximately 120,000 to 200,000 dwt;

         - Aframax tankers, with a cargo carrying capacity of approximately 80,000 to 120,000 dwt;

         - Panamax tankers, with a cargo carrying capacity of approximately 50,000 to 80,000 dwt;

         - Handymax tankers, with a cargo carrying capacity of approximately 30,000 to 50,000 dwt; and

         - Handysize tankers, with a cargo carrying capacity of approximately 10,000 to 30,000 dwt.

         Additionally, tankers are differentiated by the type of cargo that they carry. The industry identifies tankers as either product tankers or crude oil tankers on the basis of various factors including technical specifications and trading histories. Crude oil tankers carry crude oil and so-called "dirty" products such as fuel oils. Product tankers carry refined petroleum products such as gasoline, jet fuel, kerosene, naptha and gas oil, which are often referred to as "clean" products.

         Product tankers are tankers that typically have cargo handling systems that are designed to transport several different refined products simultaneously, such as gasoline, jet fuel, kerosene, naptha and heating oil, from refineries to the ultimate consumer. Product tankers generally have coated cargo tanks that assist in tank cleaning between voyages involving different cargoes. This coating also protects the steel in the tanks from corrosive cargoes.

         Product tankers generally range in size from 10,000 dwt to 80,000 dwt, although there are some larger product carriers designed for niche long-range trades like the Middle East to Southeast Asia.

         Although product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes because a vessel carrying dirty cargo must undergo a cleaning process prior to loading clean cargo. In addition, specified design, outfitting and technical factors tend to make some vessels better suited to handling the physical properties of distinct cargoes.

         ULCCs and VLCCs carry the largest percentage of crude oil transported by sea. These large tankers are typically on long-haul voyages, but port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC.

         Suezmax tankers engage in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia. Most Aframax tankers carry dirty products in short regional trades, mainly within Northwest Europe, within the Caribbean, within the Mediterranean or within Asia. Panamax tankers, which are the largest tankers that can pass fully-loaded through the Panama Canal, take advantage of size restrictions on larger vessels in South and North American terminals. Three-quarters of the world's Panamax fleet transports dirty products and the remainder transports clean products.

         Handymax and Handysize tankers carry the vast majority of clean products, comprising 90% of all product tankers. Handymax tankers comprise the largest concentration of product tankers because smaller tankers have the greatest flexibility in trade routes and port access. They can service many ports and utilize berthing facilities which cannot accommodate larger tankers due to size limitations or because those tankers require deeper water in which to operate. Also, port facilities may lack sufficient storage capacity to unload the large loads carried by larger tankers. At the same time, Handymax tankers can load a variety of different cargoes and thereby operate in a number of international oil and oil product trading routes.

    SUPPLY AND DEMAND - GENERAL

         The supply of, and demand for, tanker capacity strongly influence tanker charter rates and vessel values for all tankers. Supply and demand have historically caused fluctuations in tanker charter rates and secondhand values.

         Tankers transport over 80% of oil shipped internationally. Demand for oil tankers is related to the demand for crude oil and refined petroleum products and the distance between points of production and points of consumption. Demand for crude oil and refined petroleum products is, in turn, affected by, among other things:

         - general economic conditions, which include increases and decreases in industrial production and transportation;

         -  oil prices;

         -  environmental concerns;

         -  climate;

         -  competition from alternative energy sources; and

         -  regulatory environment.

         The supply of tanker capacity is a function of the number of tankers delivered to the fleet relative to the number of tankers permanently taken from service when they become technically or economically obsolete. Currently, it takes approximately 18 to 36 months from the time a building contract is entered into before a newbuilding is delivered. Other factors affecting the supply of tankers include

         - the number of combined carriers, or vessels capable of carrying oil or dry bulk cargoes, carrying oil cargoes;

         -  the number of newbuildings on order and being delivered;

         - the number of tankers in lay-up, which refers to vessels that are in storage, drydocked, awaiting repairs or otherwise not available or out of commission; and

         - the number of tankers scrapped for obsolescence or subject to casualties.

    CHARTER RATES

         Vessels can be chartered in a variety of ways. The spot market provides the most frequent source of employment for tankers. In the spot market, the charterer hires the vessel to carry cargo on a specific voyage. The owner provides the crew and bears all vessel operating costs and voyage costs, including fuel and port costs. The owners generally use brokers who negotiate the terms of each individual voyage charter at market-driven charter rates.

         Spot charter rates are frequently expressed in terms of "Worldscale." "Worldscale," which converts to an amount expressed in U.S. dollars, is an index devised to allow comparison of spot freight rates for various size tanker routes.

         An end-user and owner can also enter into a time charter for a vessel. Time charters involve a charterer hiring a vessel for a fixed period, which may range from a short number of days to several years. Typical time charters are for periods of between six and 12 months. In a time charter, the owner bears operating costs, while the charterer is responsible for the voyage costs, including fuel oil.

         In order to compare time charter rates with spot rates, the industry has adopted the use of Time Charter Equivalent, or TCE rates. TCE rates allow vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is calculated by taking revenues earned on the voyage, deducting the voyage costs and dividing by the actual number of voyage days.

ENVIRONMENTAL AND OTHER REGULATIONS

         Government regulations significantly affect the ownership and operation of our vessels. The various types of governmental regulations that affect our vessels include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

         We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations.

         Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

ENVIRONMENTAL REGULATION -- IMO

         In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective September 2002 provided they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

         The proposed regulation identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight, or dwt, tons and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

         The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We are certified as an approved ship manager under the ISM Code.

         The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state or by an appointed classification society, under the ISM Code. All of our vessels have received safety management certificates.

         Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

         The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

ENVIRONMENTAL REGULATION--UNITED STATES

         OPA. The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners, and operators and bareboat or "demise" charterers whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

         Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

         -  natural resource damages and related assessment costs;

         -  real and personal property damages;

         -  net loss of taxes, royalties, rents, profits or earnings capacity;

         - net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

         -  loss of subsistence use of natural resources.

         OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

         Under OPA, with limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

         - discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

         - unloading with the aid of another vessel, a process referred to in the industry as "lightening," within authorized lightening zones more than 60 miles off-shore.

         Currently, one of our tankers, the KLIOMAR, will be required to be phased out in accordance with OPA on January 1, 2010. Eight of our tankers, the FULMAR, the PRIMAR, the COLMAR, the CITY UNIVERSITY, the Allenmar, the PROMAR, the ERMAR and the CAPEMAR will be subject to OPA phase-out on January 1, 2015.

         CERCLA. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

         FINANCIAL RESPONSIBILITY. OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

         We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

         OPA VESSEL RESPONSE PLANS. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

         - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

         -  describe crew training and drills; and

         - identify a qualified individual with full authority to implement removal actions.

         We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

         STATES. In addition to federal laws and regulations, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

         Several of our vessels currently carry cargoes to United States waters regularly and we believe that all of our vessels are suitable to meet OPA requirements and that they would also qualify for trade if chartered to serve U.S. ports.

         It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.


ENVIRONMENTAL REGULATION--CLC

         Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $270 per gross registered ton or approximately $28.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to approximately $74.9 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

ENVIRONMENTAL REGULATION EU

         The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in September 2002 provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. The European Union has already adopted a directive incorporating the IMO regulations so that port states may enforce them.

         The sinking of the oil tanker ERIKA off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika Communication."

         As part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

         - Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. This category is proposed to be phased out by 2005.

         - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2015.

         - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

         In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 31, 2003. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

INSPECTION BY CLASSIFICATION SOCIETIES

         Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

         The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

         For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

         ANNUAL SURVEYS: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

         INTERMEDIATE SURVEYS: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

         CLASS RENEWAL SURVEYS: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

         At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

         All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

         Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

         Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by the American Bureau of Shipping or Lloyd's Register of Shipping. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

RISK OF LOSS AND LIABILITY INSURANCE

    GENERAL

         The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. We do not carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy or other business interruption. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

    HULL AND MACHINERY INSURANCE

         We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $125,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

    PROTECTION AND INDEMNITY INSURANCE

         Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

         Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The eighteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records, type of ship, and pool claims which may become payable in any policy year.

COMPETITION

         We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Handymax and Panamax class sizes, and to a lesser extent, in the Aframax sector. Ownership of tankers is highly fragmented and is divided among major oil companies and independent tanker owners.

LEGAL PROCEEDINGS

    PROCEEDINGS AGAINST US

         We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or cash flows.

    PROCEEDINGS AGAINST STELIOS HAJI-IOANNOU NOT CONNECTED WITH US

         Stelios Haji-Ioannou, our founder and chairman of the board of directors, faces civil actions and criminal charges relating to casualties and oil pollution relating to the sinking of the vessel the M/T HAVEN on April 11, 1991. The vessel was managed by Troodos Shipping Company Limited, which was owned by Loucas Haji-Ioannou, Stelios Haji-Ioannou's father. Stelios Haji-Ioannou, who was 24 at the time, was working for and was a director of Troodos. Charges, including manslaughter, assisting in attempted extortion and attempting to bribe witnesses, were filed against Stelios Haji-Ioannou, his father and another director of Troodos. Each of the defendants was acquitted of the criminal charges at trial in November 1997, which the court of appeal upheld on appeal. The prosecutor filed an appeal on October 28, 2000 with the Italian Court of Cassation, which is the Italian Supreme Court. Mr. Haji-Ioannou has advised us that he intends to contest the appeal vigorously. Most of the civil actions arising out of the sinking of the M/T HAVEN have been settled. Civil actions associated with the M/T HAVEN incident have been settled other than loss of income claims brought in April 1997 aggregating approximately $15 million. The claims were initially dismissed, but were appealed. The hearing for the appeal is scheduled for April 17, 2002.

         Stelios Haji-Ioannou faced action in Greece arising out of advertisements placed by easyJet plc, a U.K. company he is chairman of, in an Athens newspaper on October 11 and October 18, 1998 alleging that easyJet, through the advertisements, was offering bribes to voters neglecting their electoral rights. The Public Prosecutor of Athens then initiated a criminal prosecution against Mr. Haji-Ioannou, as the legal representative of easyJet, for the offense of bribery during. This case has been officially time barred before the Public Prosecutor of the Athens Court of Misdemeanors and has been dismissed for statute of limitations reasons.

ORGANIZATIONAL STRUCTURE

         We were formed in January 1997 as a Liberian corporation under the name Diostel, Inc. and became the holder of all outstanding shares of Martank Shipping (Holdings) Ltd. and Marship Tankers (Holdings) Ltd. These were two British Virgin Island intermediate holding companies formed in 1993 that owned separate single-purpose Liberian corporations that in turn owned some of our current vessels. We subsequently changed our name to Stelships, Inc. and then to Stelmar Shipping Ltd. In January 1999, we purchased Stelmar Tankers (Management) Ltd., or STM, and Stelmar Tankers (U.K.) Ltd., or STUK, from a Luxembourg holding company, which in turn, was equally held by three trusts established for the benefit of the employees of STM, STUK and members of Stelios Haji-Ioannou's family. Prior to the purchase, Mr. Haji-Ioannou effectively controlled STM and STUK. Accordingly, the results of STM and STUK have been consolidated with ours.

PROPERTY, PLANT AND EQUIPMENT

         We have no freehold interest in any real property. We lease office space in Athens, Greece and in London, England. The Athens office comprises approximately 400 square meters and is leased on a month to month basis at a rate of $80,000 per year from an unaffiliated third party. The London office comprises approximately 100 square meters and is leased for a term of six years from November 27, 1997 at a rate of 17,185 British pounds per year from an unaffiliated third person.

         We have filed trademark applications in Greece and in the European Union for the registration of our logo depicting the flying bird and the word "STELMAR". We have also filed trademark applications in the United States for registration of (i) our logo depicting the flying bird and the word "STELMAR",
(ii) the flying bird standing-alone and (iii) the stand-alone word "STELMAR".

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

         The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's existing fleet consists of 27 vessels including two Panamax tanker newbuildings under construction in South Korea which are scheduled to be delivered during the second quarter of 2002. The total cargo carrying capacity of the current fleet is approximately 1.5 million dwt.

         The net proceeds of our initial public offering (including the over-allotment), approximately $89 million, were primarily used to fund the equity portion of the acquisition of 10 Handymax tankers from Osprey Maritime Limited and the acquisition of two newbuilding Handymax tankers. The total cost of the acquisitions was approximately $278 million.

         During the year ended December 31, 2001, approximately 75% of the Company's net revenue (revenue from vessels, net, minus voyage expenses) was derived from time charter contracts as opposed to 80% during the previous year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the years ended December 31, 2001 and 2000 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

         The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. The bulk of the acquired fleet from Osprey Maritime Limited will trade under time charters. In 2001, we took delivery of one newly-built Handymax tanker which was placed on an 18-month time charter. During the first quarter of 2002, we took delivery of an additional newly-built Handymax tanker which was also placed on an 18-month time charter. More specifically, 77% and 43% of the fleet's capacity in terms of operating days for 2002 and 2003, respectively, are covered by time charters. In line with our strategy of employing our tankers on a time charter basis, we intend to employ the two additional modern secondhand Handymax tankers that we have agreed to acquire, on a time charter basis as market conditions permit. We have five-year time charters for the two newly-built Panamax tankers we have agreed to purchase on their delivery from the shipyard, also scheduled for the second quarter of 2002. As with the additional Handymax tankers, we will attempt to place under time charter the three additional Panamax newbuildings that we may have constructed.

         The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the third quarter of 2001 tanker charter rates declined from the peak reached during the first quarter of that year mainly as a result of the OPEC production cuts announced in January, March and September 2001 as well as fewer imports into the United States. Notwithstanding the general market decline, the charter rates we achieved during 2001were significantly better than those of the previous year.

RECENT DEVELOPMENTS

     AGREEMENTS TO PURCHASE TWO MODERN SECONDHAND HANDYMAX TANKERS AND TWO NEWLY-BUILT PANAMAX TANKERS

     We have contracted with two separate sellers to purchase a total of two modern secondhand Handymax tankers and two newly-built Panamax tankers on their delivery from the shipyard at a total price of $123.1 million, to be funded by a portion of the net proceeds of this offering and approximately $80 million in long-term secured financing that we will need to negotiate. Each of the Handymax product tankers has a cargo carrying capacity of approximately 47,000 dwt and was built in 1998. Each of the newly-built Panamax tankers has a cargo carrying capacity of 69,697 dwt. Delivery of these tankers from the shipyard is scheduled for May and June 2002, respectively.

         During the first quarter of 2002, we took delivery of two newly-built Panamax tankers that were placed on two-year time charters, and we expect delivery of the additional two Panamax newbuildings during the second quarter of 2002. These Panamax newbuildings have also been placed on two-year time charters that will commence on their delivery from the shipyard.

   INTEREST RATE SWAPS

         On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15,000. Under this agreement, the Company is covered for interest rate up to the London Interbank Offering Rate, or LIBOR, of 7%. For this coverage the Company collected in 1999 an amount of $347,000, which is included in other, net in the accompanying 1999 consolidated financial statements. Since then, as LIBOR has not exceeded 7%, there was no charge for the Company with respect to this interest rate cap agreement.

         On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective dates of December 11, 2000 and the third with effective date of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed interest rates at 6.50%, 6.45% and 5.88%, respectively.

         On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed interest rates at 4.25% and 4.77%, respectively.

         The remaining nominal amount of all these interest rate swap agreements as of December 31, 2001 was $86.7 million. The annual amounts to mature over the next five years are as follows:

            -  2002 -- $8.4 million

            -  2003 -- $8.4 million

            -  2004 -- $18.4 million

            -  2005 -- $42.2 million

            -  2006 -- $9.3 million.

CRITICAL ACCOUNTING POLICIES

        IMPAIRMENT

        The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangibles held and used or to be disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

        In 1999, our review of the vessels' carrying amounts in connection with their expected recoverable amounts and the estimated undiscounted cash flows from future operations indicated that the carrying amount of the LOUCAS exceeded its expected recoverable amount. Accordingly, we decided to recognize an impairment loss of $ 6,500, based upon a calculation of discounted expected cash flows, which was separately reflected in the 1999 consolidated statement of income. In December 2000, the LOUCAS was sold for $ 12,900 and we realized a gain of $ 32, which has separately been reflected in the 2000 consolidated statement of income. Estimates of cash flows from future operations is made based upon management's expectations of future market conditions over the life of the various ships. For the years ended December 31, 2000 and 2001 no impairment loss was recognized.

        ACCOUNTING FOR DRY DOCKING

        Dry-docking costs are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age and typically coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. These costs are deferred and amortized over a period to the next dry-docking. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale.

        Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life, which is 25 years.

        ACCOUNTING FOR REVENUE AND EXPENSES

        Freight and hire revenue and related voyage expenses, as well as applicable address and brokerage commissions, are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year.

        We reviewed the criteria set forth in Staff Accounting Bulletin ("SAB") 101, Revenue Recognition, issued in November 1999, by the United States Securities and Exchange Commission ("SEC"), which presents the SEC's position in relation to when it is appropriate for a registrant to recognize revenue and believe our policy for revenue recognition to be in accordance with SAB 101.

        ACCOUNTING FOR P&I BACK CALLS

        The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the consolidated balance sheets.

        P&I Clubs, which provide insurance for accidents, pollution, crew, etc., assess their results each year and seek supplementary amounts from their members to cover any shortfall within the previous three years. Indications of likely supplementary calls, which are expressed as percentages of the known basic charge for the year, are notified to P&I Club members at various stages during the year and provide a reasonable basis for an accrual, although final actual calls for any given year may differ substantially from what is estimated.

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

RESULTS OF OPERATIONS

         The Company recorded a net income of $34.0 million, or $3.31 per share, basic, in the year ended December 31, 2001, compared to net income of $11.2 million, or $2.94 per share, basic, in the year ended December 31, 2000. The results for the current year reflect an improvement in tanker charter rates and the expansion of the fleet.

         NET REVENUE. The Company's net revenue, on a time charter basis (revenue from vessels, net, minus voyage expenses), increased 62.4% to $102.5 million in the current year as compared to $66.7 million last year. This increase is mainly due to the expansion of the fleet as well as to the increase of almost 13.8% in the Company's average TCE rate in the current year to $16,769 from $14,742 in the last year, notwithstanding the decrease in the fleet's utilization to 95.2% in 2001 from 78.0% in 2000.

         In particular, the average TCE rate of the Company's Handymax fleet in the current year increased 29.9% to $16,506 from $12,705 in 2000. The Handymax fleet experienced 160 off-hire days during 2001 mainly due to the scheduled drydockings, as compared to 58 days in 2000. The Handymax fleet accounted for 65.2% of the Company's net revenue during the current year as opposed to 35.5% during the previous year. The net revenue generated under time charters accounted for 62.0% of the Handymax fleet's net revenue during the year as compared to 74.7% in 2000. At December 31, 2001, eleven of the Company's Handymax tankers were operating under time charters.

         In particular, the average TCE rate of the Company's Panamax fleet in the current year increased 34.3% to $16,930 from $12,603 in 2000. The Panamax fleet had 84 off-hire days in 2001 due to scheduled dry docking as compared to 13 days in 2000. The Panamax fleet accounted for 10.8% of the Company's net revenue during the current year as compared to 14.5% during the previous year. The entire net revenue of the Panamax fleet was generated from time charters during 2001 and 2000. At December 31, 2001, all of the Company's Panamax fleet was operating under time charters. These time charters will end at December 31, 2002 and January 31, 2003.

         In particular, the average TCE rate of the Company's Aframax fleet in the current year decreased 0.8% to $17,462 from $17,602 in 2000. The Aframax fleet had 65 off-hire days during the year, of which 45 days relate to a main engine incident involving the M/T Keymar, as compared to 17 days in 2000. The Aframax fleet accounted for 23.9% of the Company's net revenue during the current year as compared to 50.0% in the previous year. The entire net revenue of the Aframax fleet was generated under time charters during the current year as compared to 81.5% in the previous year. At December 31, 2001, all of the Company's Aframax fleet was operating under time charters.

         VESSEL OPERATING EXPENSES. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 54.0% to $23.1 million in the current year from $15.0 million in 2000, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day increased 5.1% to $3,598 in the current year from $3,423 during the previous year.

         DEPRECIATION. The Company's depreciation expense increased 40.9% to $21.8 million in the current year as compared to $15.4 million in 2000. The increase was the result of the fleet expansion during the current year.

         AMORTIZATION OF DEFERRED AND DRY - DOCKING COSTS. The Company's amortization of deferred and dry-docking expenses was $1.0 million in the current year, which reflect a slight decrease when compared to $1.1 million in the previous year.

         GENERAL AND ADMINISTRATIVE EXPENSES. The Company's general and administrative expenses increased 59.4% to $4.6 million for the current year as compared to $2.9 million in the previous year. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of a larger fleet and duties typically associated with public companies. The overhead burden per ship per day increased 9.2% to $715 during 2001 from $655 during 2000.

         INTEREST EXPENSE, NET. The Company's interest expense decreased 0.7% to $15.5 million in the current year as compared to $15.4 million from the previous year. Despite the increase in the average loan balances outstanding, due to the fleet expansion, the decrease of market interest rates during the last year has contributed to the decrease in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

         As of December 31, 2001, the Company's cash position increased to $34.4 million, from $26.5 million as of December 31, 2000.

         Net cash flow from operating activities increased to $50.2 million in the year ended December 31, 2001 from $30.5 million in the previous year, mainly reflecting the increase in TCE rates and the expansion of the fleet.

         During the year ended December 31, 2001, the Company incurred capital expenditures for vessel acquisitions and maintenance in the amount of $295.5 million. This capital expenditure included $46.5 million representing advances for the five newbuildings scheduled for delivery in the first half of 2002 and $248.7 million paid for the acquired fleet. The Company's scheduled debt repayments were $25 million as compared to $30.4 million in the previous year. The Company, during the year ended December 31, 2001, increased its borrowings by $191.4 million, representing $165.0 million to finance the delivery of the acquired fleet and $26.4 million for pre-delivery loans used to partially finance the advance installments paid to the yard.

         The Company has already arranged with various banks for pre and post-delivery loans amounting to $110.3 million to partially finance the acquisition cost of the newbuilding Handymax and Panamax tankers for delivery in the second quarter of 2002. These loans have a maturity period of ten years and, in any event, no later than March 31, 2013.

         The Company's debt repayment obligations over the next ten years are as follows:

                   REPAYMENT OBLIGATIONS EXCLUDING COMMITMENTS
                          ARISING FROM THE NEWBUILDINGS
                        SCHEDULED FOR DELIVERY DURING THE
                               FIRST HALF OF 2002

                YEAR               AMOUNT                   YEAR                        AMOUNT
                ----               -------                  ----                        ------
                2002            $36.7 million               2007                     $24.3 million
                2003            $61.3 million               2008                     $56.2 million
                2004            $33.1 million               2009                     $ 7.6 million
                2005            $51.7 million               2010                     $ 3.1 million
                2006            $24.3 million             2011-2012                  $19.2 million

          INCLUDING COMMITMENTS ARISING FROM THE NEWBUILDINGS SCHEDULED
                   FOR DELIVERY DURING THE FIRST HALF OF 2002

                YEAR                     AMOUNT                   YEAR                   AMOUNT
                ----                     ------                   -----                  ------
                2002                 $40.3 million                2007               $31.6 million
                2003                 $68.6 million                2008               $63.5 million
                2004                 $40.4 million                2009               $14.9 million
                2005                 $59.0 million                2010               $18.7 million
                2006                 $31.6 million              2011-2012            $59.5 million

         These figures do not include any of the vessels that we have agreed to purchase.

         The 2003 repayment include balloon payments/maturities which the Company intends to refinance in 2003.

         As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through this acquisition of vessels, newbuildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

         The above tables do not include the long term secured financing of approximately $80 million, which has not yet been arranged, that will partially fund the acquisition of the two modern secondhand Handymax tankers and the two newly-built Panamax tankers discussed in "Recent Developments."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

         NAME                                   AGE                           POSITION
         ----                                   ---                           --------

         Stelios Haji-Ioannou                   35                            Chairman of the Board of Directors

         Nicholas Hartley                       64                            Deputy Chairman

         Roger Haynes                           65                            Director

         Karl Meyer                             64                            Director

         Bruce Ogilvy                           59                            Marketing Director and Director

         Thomas N. Amonett                      58                            Director

         Terence A. Coghlin                     60                            Director

         Peter Goodfellow                       55                            Chief Executive Officer and Director

         Stamatis Molaris                       39                            Chief Financial Officer and Director

         George Karageorgiou                    37                            Director

         Olga Lambrianidou                      46                            Secretary

         Biographical information with respect to each of our directors and executives is set forth below.

         STELIOS HAJI-IOANNOU has been our chairman of the Board of Directors and a Director since our inception in 1992. His directorship expires in 2002. It was announced on October 11, 2001 that Mr. Haji-Ioannou will not stand for reelection to the board of directors at the 2002 annual meeting of shareholders and that Nicholas Hartley, our new deputy chairman, would be appointed chairman if Mr. Hartley is reelected to the board of directors at the annual meeting pending subsequent approval by the board of directors. Mr. Haji-Ioannou is the chairman of easyJet plc, a UK company listed on the London Stock Exchange. In 1998, he established the easy group of companies, with the objective of exploiting the "easy" brand for ventures other than easyJet. The ventures launched thus far include easyInternet Cafe, a chain of internet cafes, easyValue, an internet shopping comparator, easyMoney, a financial services company in the United Kingdom and easyCar Ltd., a budget car rental business. Mr. Haji-Ioannou graduated from the London School of Economics and The City University Business School. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

         NICHOLAS HARTLEY has been Deputy Chairman since 2001, a Director since 1993 and a consultant since September 1992. His directorship expires in 2002. Mr. Hartley is an independent shipping consultant with over 35 years experience in the oil and shipping industries. Prior to 1992, he worked at BP Shipping for 35 years, where his posts included Managing Director of BP Southern Africa and Managing Director of BP Shipping. He is also a non-executive director of easyGroup (UK) Limited, easyJet plc, easyInternet Cafe Limited, and easyCar Limited. His business address is 17 Brooklands Avenue, Cambridge CB2 2BG, England.

         ROGER HAYNES has been a Director since September 1998. His directorship expires in 2003. Mr. Haynes is an independent shipping consultant with over 23 years of experience in the shipping finance area. He was previously a Senior Manager of Midland Bank plc. Mr. Haynes also acts as a consultant to Hamburgische Landesbank-Gironzentrale, one of our lenders. His business address is c/o Hamburgische Landesbank, Moorgate Hall, 155 Moorgate, London EC2M 6UJ, England.

         KARL MEYER has been a Director since June 1998. His directorship expires in 2002. Mr. Meyer, with over 40 years of experience in the shipping industry, is the Chairman of the Board, Chief Executive Officer, President and 44% owner of Ermis Maritime Holdings Limited, a tanker owning company, and Managing Director of Diogenes Management Company, an investment fund specializing in investing in the shipping industry. Mr. Meyer was formerly a director of BT Shipping (London) Limited, Chairman of the Board, President and Chief Executive Officer of Marine Transport Lines, Inc., and Chairman of the Board, President and Chief Executive Officer of Home Port Bancorp, Inc. His business address is 60 Arch Street, Greenwich, CT 06830.

         BRUCE OGILVY has been a Director since January 1993. His directorship expires in 2004. Mr. Ogilvy was formerly the Chartering Manager of Shell International Marine and has 35 years of experience in the shipping industry, including 10 years as Master for Shell International Marine. His business address is c/o Stelmar Tankers (UK) Ltd., 24 Buckingham Gate, London, England.

         TERENCE A. COGHLIN has been a Director since October 2001. His directorship expires in 2003. Mr. Coghlin had served for over 35 years at Thomas
R. Miller & Son until his retirement in July 2001, during which time he supervised virtually all types of P&I Association and Defense Club disputes and contributed to the marine P&I movement as a whole. Mr. Coghlin was elected senior partner of Thomas R. Miller & Son and Chairman of the International Group in 1991. Mr. Coghlin is an associate of Southampton University's Institute of Maritime Law, a member of the editorial board of Lloyd's Maritime & Commercial Law Quarterly and a series editor of Lloyd's Shipping Law Library.

         THOMAS AMONETT has been a Director since March 2001. His directorship expires in 2003. Mr. Amonett has been president of Champion Technologies, Inc., an international provider of specialty chemicals and related services to the oilfield production industry, since 1999. From 1997 to 1999, Mr. Amonett was president and chief executive officer of American Residential Services, Inc., a provider of air conditioning, plumbing and electrical services to commercial customers, and from 1996 to 1997 was interim president and chief executive officer of Weatherford Enterra Inc., a diversified provider of energy services to the oil and gas exploration, production and transportation industries. From 1992 to 1996, Mr. Amonett served as president and chief executive officer of Reunion Resources Company, an oil and gas producer and provider of offshore drilling services to the oil and gas industry. His business address is 3355 W. Alabama, Suite 400, Houston, Texas, 77098.

         PETER GOODFELLOW has been our Chief Executive Officer and a Director since our inception in 1992. His directorship expires in 2002. Mr. Goodfellow, with 33 years of experience in the shipping industry, was previously employed at Shell Tankers (U.K.) Ltd. and Esso Petroleum Co. Ltd., where he served as Marine Fleet Operations Manager, prior to joining us. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece

         STAMATIS MOLARIS has been our Chief Financial Officer and a Director since August 1993. His directorship expires in 2004. Prior to that, he served as an audit manager for Arthur Andersen, our auditors, for six years. Mr. Molaris obtained an undergraduate degree in Business Administration and Economics from Richmond College in London and a post-graduate degree in Finance from Strathclyde University of Glasgow. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

         GEORGE KARAGEORGIOU has been a Director since our inception to May 1998 and again since October 2001. His directorship expires in 2004. Mr. Karageorgiou is also a director of easyGroup Ltd., easyCar Ltd., Stelinvest Corp. and several other private companies affiliated with Stelios Haji-Ioannou. Prior to that, Mr. Karageorgiou was employed by Kassos Maritime Ltd., where he served as project manager in various shipping projects. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

         OLGA LAMBRIANIDOU has been our secretary since January 2002. Ms. Lambrianidou joined us in August of 2001 and following a period of training has taken up the responsibilities of Corporate Secretary. Ms. Lambrianidou has studied in the United States and has a BBA Degree in Business Administration and Marketing and an MBA Degree in Banking/Finance. Before returning to Greece permanently Ms. Lambrianidou pursued a career in banking and insurance in New York. Her business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

B.   COMPENSATION.

         The aggregate annual compensation paid to members of senior management was $856,000 for the fiscal year ended December 31, 2001 and $750,000 for the fiscal year ending December 31, 2000. We paid a portion of this compensation outside of Greece for work performed outside of that country. We paid approximately $93,000 to the non-executive directors as compensation for their services in 2001. We did not pay any benefits in 1999 or 2000. Stelios Haji-Ioannou does not intend to be reimbursed for expenses or take any cash compensation from us for the foreseeable future. Non-employee directors receive annual fees in the amount of $21,000 plus reimbursement of their out-of-pocket expenses. This does not include the Deputy Chairman's compensation of $65,000 plus reimbursement of his out-of-pocket expenses. We do not have a retirement plan for our officers or directors, but we have provided payments to private retirement plans for Peter Goodfellow and Bruce Ogilvy.

C.   BOARD PRACTICES.

         Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

         The board of directors is divided into three classes having staggered terms, with a minimum of two directors in each class. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board. The members of each class are elected for a term of three years. The board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

         We do not have a corporate policy relating to related party transactions, nor are there any provisions in our articles of incorporation or bylaws regarding related party transactions. The LBCA provides that contracts or transactions between a corporation and one of its directors will be permitted if the director's interest is disclosed or known to the board and the contract or transaction is approved by a majority of the disinterested directors, or by a unanimous vote of the disinterested directors if the vote of the disinterested directors is insufficient to constitute an act of the board.

COMMITTEES OF THE BOARD OF DIRECTORS

         We have established an audit committee comprised of three members which will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director. The members of the audit committee are Messrs. Meyer, Haynes and Amonett. We have also established a compensation committee comprised of Messrs. Haynes, Meyer and Hartley, which will be responsible for establishing executive officers' compensation and benefits.

D.   EMPLOYEES.

         As of December 31, 2001, we employed approximately 750 employees, consisting of 46 shore-based personnel based in London, England and Athens, Greece, and 700 seagoing employees from the Philippines. At year end 2000, we employed approximately 300 employees, consisting of 280 seagoing employees and 20 shore-based employees. The increase in seagoing employees is due to our acquisition of 10 additional vessels from Osprey Maritime and the delivery of a newbuilding in 2001. At year end 1999, we employed 320 employees, consisting of 20 shore-based employees and 300 seagoing employees. We directly employ the senior officers onboard our vessels. The relevant shipowning subsidiary employs the other seagoing personnel for the duration of each voyage. We ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

         We crew our vessels with officers and seamen from the Philippines through Michaelmar Shipping Services Inc., an independent crewing agency with whom we have had arrangements since 1995. We always man our vessels above minimum manning requirements of the vessel's flag country in order to perform maintenance duties. Michaelmar locates and recommends qualified seamen for employment with us and handles each person's training, travel and payroll. We seek to retain qualified crew members through several programs such as the incentive bonus program which permits seamen to receive a bonus upon rejoining us following time off and a training program for onboard familiarization with a vessel's machinery, equipment and safe operating systems.

         Our employees are subject to collective bargaining agreements with the Philippine government that cover all Philippine nationals. Our staff in Greece is also subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards.

E.   SHARE OWNERSHIP

         The following table sets forth information as of December 31, 2001, regarding the total amount of capital stock owned by our officers and directors on an individual basis:

                                                                             SHARES
NAME                               POSITION                                  (NOM. HOLD.)
----                               --------                                  ------------
Stelios-Haji Ioannou               Chairman of the Board                     1,950,000
Nicholas Hartley                   Deputy Chairman of the Board              *
Roger Haynes                       Directors                                 *
Karl Meyer                         Director                                  *
Bruce Ogilvy                       Director                                  *
Thomas Amonett                     Director                                  *
Peter Goodfellow                   Director, Chief Executive Officer         *
Terence A. Coghlin                 Director                                  *
Stamatis Molaris                   Director, Chief Financial Officer         *
George Karageorgiou                Director, Secretary                       *

----------
* The person beneficially owns less than one percent of the shares.

OPTION PLAN

         As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option equals $12.30. The Company accounts for the Plan under APB opinion No. 25, according to which no compensation expense was recognized during 2001 as the exercise price was equal to the grant date fair value of the stock. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). The plan expires 10 years from March 6, 2001.

ADDITIONAL STOCK OPTIONS

         In addition to the Plan, an aggregate of 8,000 additional options to acquire common stock were granted to Nicholas Hartley, Terence A. Coghlin and George Karageorgiou in the amounts of 4,000, 2,000 and 2,000 shares of common stock, respectively. These options have an exercise price of $13.52, which equals the arithmetic average of the closing price of our common stock on the New York Stock Exchange during the period from October 11th to November 11th 2001 and are subject to the terms and conditions as set forth in the Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   MAJOR SHAREHOLDERS.

Our capital stock is comprised of 11,874,750 shares of common stock, par value $0.02 per share. The following table sets forth information regarding the owners of more than five (5) percent of our common shares that we are aware of as of the date of this annual report. None of the shareholders have any special voting rights.

NAME                             NUMBER OF SHARES       PERCENTAGE OF CLASS
----                             ----------------       -------------------
Stelios Haji-Ioannou                 1,950,000                 16.4%
Polys Haji-Ioannou                   1,075,000                  9.0%
Clelia Haji-Ioannou                  1,075,000                  9.0%

B.   RELATED PARTY TRANSACTIONS.

         COMPUTER AND INFORMATION SYSTEMS SUPPORT. We have contracted with Key Systems, S.A. to provide us with all of our computer hardware and software support for both our land-based operation and for use on board our vessels. Key Systems was controlled by one of our major stockholders until September 2001. We paid Key Systems $44,000 in 1999, $51,000 in 2000 and $25,000 in 2001. We
believe that the fees and expenses incurred under this agreement are no greater than would be incurred with a third party on an arm's length basis.

         SHIPBROKERING. Our time charters with Pertamina on two of our vessels were arranged by World Tankers (U.K.) Ltd., which receives an industry standard brokerage fee in the amount of 1.25% of charter hire paid for the duration of the charters. World Tankers (U.K.) Ltd. is beneficially owned by members of the Haji-Ioannou family, excluding Stelios Haji-Ioannou. We believe that the fees incurred under this agreement are no greater than would be incurred with a third-party London-based shipbrokering firm on an arm's-length basis.

         WORLD TANKERS LTD. Members of the Haji-Ioannou family, including Polys Haji-Ioannou and Clelia Haji-Ioannou, are the beneficial owners of World Tankers (U.K.) Ltd., which owns and operates a fleet of tankers in age classifications that are older than our vessels. However, these vessels occasionally compete with our vessels for charter business. Our chairman, Stelios Haji-Ioannou, does not participate in the management of World Tankers Ltd, and does not own any of its shares. He has executed a non-compete agreement with us which prohibits him from engaging in the business of owning or operating tankers for two years after the later of Mr. Haji-Ioannou's ceasing to own at least 5% of our outstanding common stock or ceasing to serve as our director or officer so long as we are a public company. During that time, Mr. Haji-Ioannou may choose to hold up to 5% in publicly traded companies. We paid World Tankers $152,000 in 1999, $72,000 in 2000 and $64,000 in 2001 for brokerage fees on some of our charters. The fees were based on 1.25% of the charter payments, which is standard for the industry. Effective April 17, 2002, that contract will expire and we will no longer pay fees to World Tankers (U.K.) Ltd.

C.   INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         See Item 18.

DIVIDEND DISTRIBUTION POLICY

         We currently intend to retain any earnings for the future operation and growth of our business. Accordingly, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors. In addition, since we are a holding company with no material assets and conduct our operations through subsidiaries, our ability to pay any dividends to shareholders will depend on our subsidiaries' distributing to us their earnings and cash flow. Some of our loan agreements currently limit our subsidiaries' ability to make distributions to us and prohibit us from paying more than 50% of our consolidated annual net income as dividends.

B.   SIGNIFICANT CHANGES.

         Not Applicable.

ITEM 9.  THE OFFER AND LISTING.

A.   LISTING DETAILS.

         We conducted our initial public offering in March 2001. Our common stock currently trades on the New York Stock Exchange under the symbol "SJH." The price history of our common stock is provided below.

For the previous three quarters:

 2001                2ND QUARTER         3RD QUARTER         4TH QUARTER
 LOW                 12.16               11.60               12.10
 HIGH                21.90               17.50               16.25

For the previous six months:

               OCTOBER           NOVEMBER         DECEMBER          JANUARY          FEBRUARY        MARCH
               2001              2001             2001              2002             2002            2002
LOW            2.85              12.10            12.96             15.31            13.89           15.55
HIGH           15.10             13.22            16.25             16.50            15.97           16.72

B.   MARKETS.

         Our shares of common stock are traded on the New York Stock Exchange under the symbol "SJH."

ITEM 10. ADDITIONAL INFORMATION

         This section summarizes our share capital and the material provisions of our Articles of Association, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association contain. A copy of our Articles of Association has been previously filed with the SEC as an exhibit to our Registration Statement on Form F-1 filed in March 2001. As a foreign private issuer, we are not subject to the proxy rules applicable to issuers under Section 14 of the Exchange Act of 1934, and our officers, directors and principal shareholders are not subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

A.   SHARE CAPITAL.

     Not applicable

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION.

         THE BUSINESS CORPORATION ACT OF LIBERIA 1976. The Business Corporation Act of Liberia 1976, or the LBCA, is similar to the corporation laws of the states of Delaware and New York. It permits corporations to provide for shareholder rights in their articles of incorporation or bylaws, or to limit or alter rights provided by the LBCA. For example, corporations can provide for staggered boards and cumulative voting for their directors, but are not so required. Similarly, the LBCA provides for preemptive rights when shareholder voting rights would be adversely affected by the issuance of securities, but permits corporations to withhold these rights. However, the LBCA does specifically provide for shareholders to approve corporate matters by unanimous written consent in place of meetings and for all shareholders the right to access corporate records. These rights may not be altered by the corporations.

         SALES OF ASSETS, MERGERS AND DISSOLUTION. Under the LBCA, the sale of all or substantially all of our assets not made in our usual or regular course of business and our non-judicial dissolution and liquidation are required to be approved by the holders of 66 2/3% of the outstanding shares of common stock. Holders of one-half of the outstanding shares of common stock may institute judicial dissolution proceedings in accordance with the LBCA. In the event of our dissolution, the holders of the common stock will be entitled to share pro rata in our net assets available for distribution to them, after payment to all creditors and the liquidation preferences of any of our outstanding preferred stock. Under the LBCA, a merger or consolidation involving us, other than with subsidiaries in which we own at least 90% of the shares, is required to be approved by the holders of a majority of the outstanding shares of common stock and the board of directors.

         Under the LBCA, amendments to the articles of incorporation of a Liberian company may be authorized by vote of the holders of a majority of all outstanding shares. However, in the case of provisions in articles of incorporation requiring the approval of a super-majority of the members of the board of directors or outstanding common stock as a condition to the taking of specified corporate actions, the LBCA requires the approval of holders of 66 2/3% of the outstanding shares of common stock entitled to vote on the matter, or of a greater proportion of shares, or class or series of shares, as may be provided specifically in the articles of incorporation.

         OUR ARTICLES OF INCORPORATION AND BYLAWS. Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may be organized under the LBCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

         Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of Liberia. Special meetings may be called shareholders holding at least one-tenth of all outstanding shares entitled to be at the meeting. The board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

         DIVIDENDS. A Liberian corporation may pay dividends in cash, stock or other property, except when the corporation is insolvent or the payment of the dividend would make the corporation insolvent. In addition, the payment must not violate any restrictions contained in the corporation's articles of incorporation. Our articles of incorporation contain no restrictions on payments of dividends. A Liberian corporation may pay dividends out of surplus, which is additional paid-in capital plus any retained earnings or minus any accumulated deficit. If the corporation does not have surplus, it may pay dividends out of net profits for the current fiscal year and for the preceding fiscal year. Subject to these requirements, the board of directors of Liberian corporations, including ours, has the authority to decide whether that corporation will pay a dividend. If we were to pay a cash dividend, we would pay that dividend in U.S. dollars. We, however, do not expect to pay dividends for the foreseeable future.

         DISSENTERS' RIGHTS OF APPRAISAL AND PAYMENT. Under the LBCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the LBCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the LBCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in Liberia in which our Liberian office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

         SHAREHOLDERS' DERIVATIVE ACTIONS. Under the LBCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

     CERTAIN LIBERIAN COMPANY CONSIDERATIONS

         Our corporate affairs are governed by our articles of incorporation and bylaws and by the LBCA. The provisions of the LBCA resemble provisions of the corporation laws of a number of states in the

United States. However, while most states have a fairly well-developed body of case law interpreting their respective corporate statutes, there have been few judicial cases in Liberia interpreting the LBCA. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law.

C.   MATERIAL CONTRACTS.

         The following is a summary of our material contracts. It is qualified in its entirety by reference to the full text of the actual documents which govern the transactions we describe.

         Kliomar Ltd. entered into a $30 million loan to assist in the financing of the vessel the KLIOMAR. This loan is cross-collateralized by the vessels owned by our subsidiaries Colmar Ltd., Nedimar Ltd., and Ariel Shipping Corporation. Additionally, any default in the payments under the loans secured by mortgages on those vessels will result in a default.

         Jacamar Ltd. borrowed $31.9 million to assist in the financing of the vessel the JACAMAR. This loan is cross-collateralized by the vessels owned by our subsidiaries Cleliamar Ltd., Polmar Ltd., Kliomar Ltd., Colmar Ltd., Nedimar Ltd., and Ariel Shipping Corporation. Additionally, any default in the payments under the loans secured by mortgages on those vessels will result in a default.

         Colmar Ltd. borrowed $14 million to assist in the financing of the vessel the COLMAR. This loan is cross-collateralized by the vessel owned by our subsidiary Kliomar Ltd. Additionally, any default in the payments under the loans to Nedimar Limited and Ariel Shipping Corporation will result in a default.

         Primar Shipping and Palmar Maritime Ltd. jointly borrowed $31.5 million to assist in the financing of the vessels the PRIMAR and the CITY UNIVERSITY. This loan is secured by (i) a first priority mortgage over the CITY UNIVERSITY and a first preferred mortgage over the PRIMAR; (ii) a guarantee and general assignment of the earnings, insurances and requisition compensation on behalf of the PRIMAR and the CITY UNIVERSITY; and (iii) a master security deed executed by both Primar Shipping and Palmar Maritime Ltd. Additionally, any default in the payments under the loan secured by the mortgage on either vessel will result in a default.

         Ariel Shipping Corporation borrowed $16 million to assist in the financing of the vessel the FULMAR. This loan is secured by (i) a first priority mortgage over the FULMAR; and (ii) a guarantee and general assignment of the earnings, insurances and requisition compensation on behalf of the FULMAR. Additionally, any default in the payments under the loans to Nedimar Limited and Colmar Ltd. will result in a default.

         Polmar Ltd. and Cleliamar Ltd. jointly borrowed $51 million to assist in the financing of the vessels the POLYS and the CLELIAMAR. This loan is cross-collateralized by the vessels owned by our subsidiaries Kliomar Ltd., Colmar Ltd., Nedimar Ltd. and Ariel Shipping Corporation. Additionally, any default in the payments under the loans secured by mortgages on those vessels will result in a default.

         Nedimar Ltd. borrowed $24 million to assist in the financing of the vessel the NEDIMAR. This loan is cross-collateralized by the vessel owned by our subsidiary Kliomar Ltd. Additionally, any default in the payments under the loans to Ariel Shipping Corporation or Colmar Ltd. will result in a default.

         Takamar Ltd. and Keymar Ltd. jointly borrowed $52.7 million to assist in the financing of the vessels the P. ALLIANCE and the KEYMAR. This loan is secured by (i) first and second preferred mortgages over the P. ALLIANCE and first and second priority mortgages over the KEYMAR; and (ii) a guarantee and general assignment of the earnings, insurances, charter rights, and requisition compensation on behalf of the P. ALLIANCE and the KEYMAR. Additionally, any default in the payments under the loan secured by the mortgage on either vessel will result in a default.

         Luxmar Ltd., Limar Ltd., Camar Ltd., Jamar Ltd. and Ermar Ltd. jointly borrowed $73 million to assist in the financing of the vessels the LUXMAR, THE LIMAR, THE CAMAR, THE JAMAR and the ERMAR. This loan is secured by (i) first and second preferred mortgages over the above vessels; and (ii) a guarantee and general assignment of the earnings, insurances, charter rights, and requisition compensation on behalf of the aforementioned vessels. Additionally, any default in the payments under the loan secured by the mortgage on either vessel will result in a default.

         Rimar Ltd., Almar Ltd., Allenmar Ltd., Capemar Ltd. and Promar Ltd. jointly borrowed $72 million to assist in the financing of the vessels the RIMAR, THE ALMAR, THE ALLENMAR, THE CAPEMAR and the PROMAR. This loan is secured by (i) first and second preferred mortgages over the above vessels; and (ii) a guarantee and general assignment of the earnings, insurances, charter rights, and requisition compensation on behalf of the aforementioned vessels. Additionally, any default in the payments under the loan secured by the mortgage on either vessel will result in a default.

         Petromar Ltd. borrowed $20 million to assist in the financing of the vessel Petromar. This loan is secured by (i) first and second preferred mortgages over the above vessel; and (ii) a guarantee and general assignment of the earnings, insurances, charter rights, and requisition compensation on behalf of the aforementioned vessel. Additionally, any default in the payments under the loan secured by the mortgage on either vessel will result in a default.

     CONTRACTS RELATING TO NEWBUILDINGS

         We signed contracts with a South Korean shipyard to build four Panamax tankers at a total contract price of $128.8 million, or $32.2 million per tanker. The contracts provide for stage payments of 20% in advance, 20% during construction and 60% at delivery. One of the vessels was delivered in January 2002, and the remaining three are to be delivered at the end of March, May and July 2002.

         The loans for each of the four Panamax newbuildings will be secured by:

         - our guarantee of our subsidiaries' indebtedness;

         - mortgages on our financed vessels;

         - an assignment of the vessels' earnings, insurance and charters; and

         - an option to take a first priority pledge over the shares of our subsidiaries.

         We financed the purchase and construction of the four Panamax newbuildings through three separate loan facilities. Through two of our subsidiaries, we entered into a credit facility to finance two of the newbuildings, hull numbers 5210 and 5211, with Nedship Bank N.V. and Deutsche Schiffsbank Aktiengesellschaft, under which Nedship will serve as the agent and security trustee. Under this facility, we expect to borrow approximately $45 million in the form of a term loan, which will be drawn down in four stages. The credit facility will be available for drawings only until June 30, 2002. The loan bears a variable interest rate based on LIBOR.

         Through our subsidiary Rubymar Limited, we entered into a credit facility with Alpha Bank S.A., under which Rubymar Limited can draw up to $22.5 million to finance approximately 70% of the construction price of a third tanker, hull number 5212. The loan will be drawn down in four tranches, each to coincide with the scheduled payments to the shipyard. The loan bears a variable interest rate based on LIBOR.

         We financed the fourth Panamax tanker, hull no. 5213, through a facility with the Royal Bank of Scotland to finance 70% of the construction price. The loan will be drawn down in four tranches and bears a variable interest rate based on LIBOR.

         We entered into a Memorandum of Agreement on July 18, 2001 with D'Amico International Holding SAH (on behalf of Potomac Shipping Company) to purchase a Handymax vessel for $30.8 million. The vessel was under construction at Daedong Shipbuilding Co., Ltd. and was delivered to us in February 2002. The Memorandum of Agreement required a 10% deposit to be paid within 3 days of the execution of the agreement and the balance to be paid upon acceptance of the vessel. We entered into a $20.2 million loan agreement on February 19, 2002 with Hamburgische Landesbank-Girozentrale to finance the payments under the Memorandum of Agreement. The Loan Agreement has an interest rate of LIBOR plus a margin of .9375%. The loan must be repaid over a period of eight years through 16 semi-annual installments, with a final balloon payment of $9.7 million.

         Our subsidiary Petromar Limited entered into a $20.0 million loan agreement on June 6, 2001 with The Royal Bank of Scotland plc to finance the purchase of Hull No. S1051, which we later named the PETROMAR. The loan has an interest rate of LIBOR plus 1%. The loan must be repaid over a period of 10 years through twenty semi-annual installments, with a final balloon payment of $9.4 million.

D.   EXCHANGE CONTROLS.

         Not applicable

E.   TAXATION.

         The following discussion is a summary of the material Liberian and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. dollar, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with the offering. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

LIBERIAN TAX CONSIDERATIONS

         In the opinion of Seward & Kissel LLP, the following are the material Liberian tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Republic of Liberia. Under current Liberian law, we are not subject to tax on income or capital gains, and no Liberian withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, or the "Code", judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described in "Item 4" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the U.S. Reference in the following discussion to "we" and "us" are to Stelmar Shipping Ltd. and its subsidiaries on a consolidated basis.

U.S. TAXATION OF OUR COMPANY

     TAXATION OF OPERATING INCOME:  IN GENERAL

         Unless exempt from U.S. taxation under the rules discussed below, a non-U.S. corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, which we refer to as "shipping income", to the extent that the shipping income is derived from sources within the U.S. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. constitutes income from sources within the U.S., which we refer to as "50% U.S.-source shipping income." The tax on non-exempt 50% U.S.-source shipping income is 4% of the amount of that income, not reduced by any deductions.

         A foreign corporation, such as ourselves, which does not maintain an office or other fixed place of business within the U.S., is not subject to U.S. taxation with respect to shipping income that is not considered to be from sources within the U.S., such as income attributable to transportation that begins and ends outside of the U.S. and 50% of the shipping income that is attributable to transportation that both begins or ends, but that does not both begin and end, in the U.S.

         The vessels will be operated by us in various parts of the world and, in part, are expected to be involved in transportation of cargoes that begins or ends, but that does not both begin and end, in U.S. ports. Therefore, we do not expect to engage in transportation that results in 100% of our shipping income being treated as derived from sources within the U.S.

     EXEMPTION OF OPERATING INCOME FROM U.S. TAXATION

         Under section 883 of the Code, we will be exempt from U.S. taxation on our 50% U.S.-source shipping income, if both

         (1) we are organized in a foreign country that grants an "equivalent exemption" to corporations organized in the U.S., and

         (2)   either

               a. more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of that foreign country or of another foreign country that grants an "equivalent exemption" to corporations organized in the U.S., which we refer to as the "50% Ownership Test" or

               b. our stock is "primarily and regularly traded on an established securities market" in that same foreign country, in another country that grants an "equivalent exemption" to U.S. corporations, or in the U.S., which we refer to as the "Publicly-Traded Test."

         The Republic of Liberia and the British Virgin Islands, the jurisdictions where our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our 50% U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Because our common stock is publicly traded, it may be difficult to establish that the 50% Ownership Test will be satisfied. However, because the common stock is listed on the New York Stock Exchange, the Publicly-Traded Test should be satisfied, as discussed below.

         Proposed regulations under Code section 883 were promulgated by the Internal Revenue Service, or the "IRS", in February, 2000. It currently is unclear when the proposed regulations will be finalized and whether they will be finalized in their present form.

         The proposed regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Our common stock is "primarily" traded on the New York Stock Exchange.

         Under the proposed regulations, our stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of our stock representing 80 percent or more of our outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in de minimis quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10 percent of the average number of shares of the stock outstanding during the year. Notwithstanding the foregoing, the proposed regulations provide, in pertinent part, that our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of our outstanding shares of the stock are owned, actually or constructively under specified stock attribution rules, at any time during the taxable year by persons who each own 5 percent or more of the value of our outstanding stock, which we refer to as the "5 Percent Override Rule."

         Our chairman, Stelios Haji-Ioannou, and his siblings, are more than 5% owners with combined holdings of approximately 35% of the outstanding stock. Although currently the 5 Percent Override Rule is not applicable to us, there is a risk that at any time 50% or more of our outstanding common stock could be owned, actually or constructively under specified stock attribution rules, by persons who cause the 5 Percent Override Rule to become applicable to us.

         Accordingly, our stock is considered for purposes of Code section 883 to be "primarily and regularly traded on an established securities market". Therefore, we believe we currently qualify for the Code section 883 exemption. In this sense, we have timely filed a return on IRS Form 1120F claiming the exemption from U.S. taxation under Code section 883 for every taxable year we have obtained U.S. -source shipping income.

         While the provisions concerning the Publicly-Traded Test that are contained in the Proposed Regulations may be modified prior to the finalization of these regulations, we do not anticipate that any modifications will further restrict these provisions. As Code section 883 has been the subject of legislative modifications in prior years that have had the effect of limiting its general availability, there can be no assurance that future legislation or changes in the ownership of our stock would not preclude us from being entitled to the tax exemption provided in Code section 883 for any taxable year. At this time, we are not aware of any legislation currently pending before the U.S. Congress which would affect the general availability of Code section 883. However, if the exemption is not applicable to us, we and our subsidiaries generally will be subject to a 4% U.S. tax on our 50% U.S.-source shipping income.

     U.S. TAXATION OF GAIN ON SALE OF VESSELS

         Regardless of whether we qualify for exemption under Code section 883, we will not be subject to U.S. taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the U.S. under U.S. tax principles. In general, a sale of a vessel will be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the U.S. It is expected that any sale of a vessel will be considered to occur outside of the U.S.

     FIXED PLACE OF BUSINESS WITHIN THE U.S.

         As noted above, we do not expect to have an office or other fixed place of business within the U.S. However, if we were considered to maintain such an office or other fixed place of business, we could become subject to U.S. federal corporate income tax, which currently is imposed at rates of up to 35%, on our U.S.-source shipping income, net of applicable deductions. In addition, that net after tax U.S.-source shipping income would potentially be subject to the 30% "branch profits tax" regime of section 884 of the Code.

U.S. TAXATION OF U.S. HOLDERS

         As used herein, the term "U.S. Holder" means a beneficial owner of common stock that

         - is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,

         - owns the common stock as a capital asset, generally, for investment purposes and

         - owns less than 10% of our common stock for U.S. Federal income tax purposes.

         If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

DISTRIBUTIONS

         We do not anticipate making any distributions on our common stock for the foreseeable future. See "Dividend Policy." Subject to the discussion of passive foreign investment companies discussed below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, taxable as ordinary income, to the extent of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" or, in the case of certain types of U.S. Holders, "financial services income", for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

SALE, EXCHANGE OR OTHER DISPOSITION OF COMMON STOCK

         Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS AND SIGNIFICANT TAX CONSEQUENCES

         Special and adverse U.S. tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for U.S. Federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

         - at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

         - at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. In addition, income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

         Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the qualified electing fund election described below.

         As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which election we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

TAXATION OF U.S. HOLDERS MAKING A TIMELY QEF ELECTION

         If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. Federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received. The Electing Holder's basis in the common stock will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his U.S. Federal income tax return and a second copy in accordance with the instructions to such Form.

TAXATION OF U.S. HOLDERS MAKING A "MARK-TO-MARKET" ELECTION

         Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a mark-to-market election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include in each taxable year as ordinary income the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the "mark-to-market" election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

TAXATION OF U.S. HOLDERS NOT MAKING A TIMELY QEF OR MARK-TO-MARKET ELECTION

         Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

         - the excess distribution or gain would be allocated ratably over the Non-Electing Holders aggregate holding period for the common stock;

         - the amount allocated to the current taxable year would be taxed as ordinary income; and

         - the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

         These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holders successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. TAXATION OF "NON-U.S. HOLDERS"

         A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

DIVIDENDS ON COMMON STOCK

         Non-U.S. Holders generally will not be subject to U.S. Federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to those dividends, that income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.

SALE, EXCHANGE OR OTHER DISPOSITION OF COMMON STOCK

         Non-U.S. Holders generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

         - the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.; or

         - the non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.

         If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. Federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. Federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, dividend payments, or other taxable distributions, made within the U.S. to you will be subject to information reporting requirements and backup withholding tax at the rate of up to 31% if you are a non-corporate U.S. Holder and you:

         -     fail to provide an accurate taxpayer identification number;

         - are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

         - in certain circumstances, fail to comply with applicable certification requirements.


         Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN.

         If you sell your common stock to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S. then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the U.S., if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the U.S.

         You generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

F.   DOCUMENTS ON DISPLAY.

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our headquarters at Status Center, 2A Areos Street, Vouliagmeni, GR 16671, Athens, Greece.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INFLATION

         Inflation had a very moderate impact on vessel operating expenses, drydocking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

INTEREST RATE FLUCTUATION

         The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005 and 2006 for approximately 28% of our outstanding indebtedness as of December 31, 2001.

         Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decrease our net income and cash flows in the current year by approximately $2.6 million based upon our debt level at December 31, 2001. The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis:

                                         NET DIFFERENCE IN EARNINGS AND
YEAR             BASE INTEREST           CASH FLOWS PLUS 1% ON BASE
----             -------------           --------------------------
2002             5%                      $3.1 million

2003             5%                      $2.8 million

2004             5%                      $2.5 million

2005             5%                      $2.2 million

2006             5%                      $2.0 million

FOREIGN EXCHANGE RATE FLUCTUATION

         The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Greek drachmae and British pounds sterling, while we incur a significant portion of the cost of revenues in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We currently do not engage in any foreign currency hedging transactions, and do not believe that we need to enter into any foreign currency hedging transactions at this time.

SEASONAL VARIATIONS

         We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable

ITEM 13. DIVIDEND ARREARAGES AND DELINQUENCIES

         Neither ourselves, or any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have not been subject to a material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.

ITEM 15. RESERVED.

ITEM 16. RESERVED.

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

         We hae incorporated by reference in response to this item the report of the independent public accountants, the consolidated audited financial statements and the accompanying notes appearing on pages F-1 through F-26.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants..................................................................F-2
Consolidated Balance Sheets for the years ended December 31, 2000 and 2001..................................................................................................F-3
Consolidated Statements of Stockholders Equity for the years ended
December 31, 1999, 2000 and 2001..........................................................................F-4
Consolidated Statements of Income for the years ended
December 31, 1999, 2000 and 2001..........................................................................F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999
2000 and 2001.............................................................................................F-6
Notes to Consolidated Financial Statements................................................................F-7
Schedule I -- Consolidated Financial Information..........................................................

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To: STELMAR SHIPPING LTD.


We have audited the accompanying consolidated balance sheets of STELMAR SHIPPING LTD., a Liberian company, and Subsidiaries (the "Company"), as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STELMAR SHIPPING LTD. and its Subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with the United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN

Athens, Greece
February 1, 2002

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 2001
                    (Expressed in thousands of U.S. Dollars)

ASSETS                                                                                 2000           2001
------                                                                            ---------------  ------------
CURRENT ASSETS:
  Cash and cash equivalents (Note 2e)                                           $         26,464   $    34,417
                                                                                  ---------------  ------------
  Accounts receivable-
    Trade  (Note 2f)                                                                       4,323         7,678
    Other (Note 2g)                                                                          483         1,464
                                                                                  ---------------  ------------
                                                                                           4,806         9,142
                                                                                  ---------------  ------------

  Inventories (Note 2h)                                                                      415         1,380
  Prepayments and other                                                                      341         1,225
                                                                                  ---------------  ------------

        TOTAL CURRENT ASSETS                                                              32,026        46,164
                                                                                  ---------------  ------------

FIXED ASSETS:
  Advances for vessel acquisition / under construction (Notes 4 and 17)                       84        46,555
                                                                                  ---------------  ------------

  Vessels (Notes 2i, 2j, 5 and 8)                                                        321,306       569,978
  Accumulated depreciation (Notes 2k and 5)                                              (56,610)      (78,151)
                                                                                  ---------------  ------------
        NET BOOK VALUE                                                                   264,696       491,827

  Property and equipment, net (Notes 2l)                                                     712           817
                                                                                  ---------------  ------------

        TOTAL FIXED ASSETS                                                               265,492       539,199
                                                                                  ---------------  ------------

DEFERRED CHARGES, NET (NOTES  2m, 2o AND 6)                                                1,697         6,820
                                                                                  ---------------  ------------

        TOTAL ASSETS                                                            $        299,215  $    592,183
                                                                                  ===============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt (Note 8)                                    $         17,710  $     40,332
                                                                                  ---------------  ------------
  Accounts payable-
    Trade                                                                                  2,109         4,907
    Other                                                                                     42            65
                                                                                  ---------------  ------------
                                                                                           2,151         4,972
                                                                                  ---------------  ------------

  Income taxes payable (Note 15)                                                              15             3
  Accrued liabilities (Notes 2p and 7)                                                     1,417         2,018
  Accrued bank interest (Note 8)                                                           4,185         2,589
  Financial instruments fair value (Notes 2x, 2y and 14)                                       -         2,500
  Unearned revenue (Note 2t)                                                               1,089         3,459
                                                                                  ---------------  ------------

        TOTAL CURRENT LIABILITIES                                                         26,567        55,873
                                                                                  ---------------  ------------

LONG-TERM DEBT, NET OF CURRENT PORTION (NOTE 8)                                          183,082       326,862
                                                                                  ---------------  ------------

CONTINGENCIES (NOTE 9)

STOCKHOLDERS' EQUITY:
  Preferred stock, $ 0.01 par value; 20,000,000 shares authorized, none issued.                -             -
  Common stock, $ 0.02 par value; 25,000,000 shares authorized; 3,824,750,
  3,824,750 and 11,874,750 issued and outstanding at December 31, 2000 and
  2001, respectively (Note 10).                                                               76           237
  Additional paid-in capital                                                              55,064       149,970
  Accumulated other comprehensive income / (loss) (Notes 2c, 2x, 2y, 14 and 16)             (227)       (2,594)
  Retained earnings                                                                       34,653        61,835
                                                                                  ---------------  ------------

        TOTAL STOCKHOLDERS' EQUITY                                                        89,566       209,448
                                                                                  ---------------  ------------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $        299,215  $    592,183
                                                                                  ===============  ============

The accompanying notes are an integral part of these consolidated balance sheets.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                    (Expressed in thousands of U.S. Dollars)

                                                                                                    ACCUMULATED
                                                                       ADDITIONAL                      OTHER
                                           COMPREHENSIVE   CAPITAL      PAID-IN       RETAINED      COMPREHENSIVE
                                               INCOME       STOCK       CAPITAL       EARNINGS     INCOME / (LOSS)     TOTAL
                                          ==============  =========  =============  ============  ================= ============
BALANCE, DECEMBER 31, 1998                               $     75    $      55,065   $   15,624     $          (9)   $    70,755

     Net income                            $    7,794           -                -        7,794                 -          7,794
     Other comprehensive income
     - Currency translation adjustments          (134)          -                -            -              (134)          (134)

     Issuance of capital stock                      -           1               (1)           -                 -              -
                                          ------------
     Comprehensive income                       7,660
                                          ============ -----------  ---------------  -----------  -----------------  ------------
BALANCE, DECEMBER 31, 1999                                     76           55,064       23,418              (143)        78,415

     Net income                                11,235           -                -       11,235                 -         11,235
     Other comprehensive income
     - Currency translation adjustments           (84)          -                -            -               (84)           (84)
                                          ------------
     Comprehensive income                      11,151
                                          ============ -----------  ---------------  -----------  -----------------  ------------
BALANCE, DECEMBER 31, 2000                                     76           55,064       34,653              (227)        89,566
                                                       -----------  ---------------  -----------  -----------------  ------------

     Other comprehensive income
     - Cumulative effect of measurement
       of fair value of financial
       instruments at January 1, 2001            (561)          -                -            -               (561)         (561)

     Issuance of common stock                                 161           96,438                                        96,599

     Expenses  related to the issuance of
     common stock                                                           (8,363)                                       (8,363)

     Reinvestment of earnings                                                6,831       (6,831)                               -

     Net income                                34,013                                    34,013                           34,013

     Other comprehensive income
     - Fair value of financial
     instruments                               (1,939)                                                     (1,939)        (1,939)

     - Currency translation adjustments           133                                                         133            133
                                          ------------
     Comprehensive income                  $   31,646
                                          ============ -----------  ---------------  -----------  -----------------  ------------
BALANCE, DECEMBER 31, 2001                               $    237    $     149,970   $   61,835     $      (2,594)   $   209,448
                                                       ===========  ===============  ===========  =================  ============

The accompanying notes are an integral part of these consolidated statements.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
        (Expressed in thousands of U.S. Dollars - except per share data)

                                                                             1999              2000              2001
                                                                         --------------   ---------------   ---------------
REVENUES:

REVENUE FROM VESSELS (NOTES 1 AND 2t)                                 $         68,539    $       68,575    $      111,198
   Commissions (Notes 2t and 3a)                                                (1,749)           (1,871)           (2,551)
                                                                         --------------   ---------------   ---------------
       REVENUE FROM VESSELS, NET                                                66,790            66,704           108,647
                                                                         --------------   ---------------   ---------------

EXPENSES:
   Voyage expenses (Note 2t)                                                     5,194             5,450             8,743
   Vessel operating expenses (Notes 2t and 2u)                                  15,188            14,959            23,093
   Depreciation (Notes 2k, 2l and 5)                                            15,425            15,441            21,755
   Impairment loss (Notes 2j and 5)                                              6,500                 -                 -
   Amortization of deferred charges (Notes 2l, 2n and 6)                           754             1,116               960
   General and administrative expenses (3b and 3c)                               2,939             2,876             4,583
                                                                         --------------   ---------------   ---------------
   OPERATING INCOME                                                             20,790            26,862            49,513
                                                                         --------------   ---------------   ---------------
OTHER INCOME (EXPENSES):
   Interest and finance costs  (Notes 2o, 6, 8, 12 and 14)                     (13,654)          (16,484)          (17,089)
   Interest income                                                                 629             1,056             1,555
   Foreign currency losses (Note 2d)                                               (56)              (31)             (129)
   Gain on sale of vessel (Note 13)                                                  -                32                 -
   Other, net                                                                       85             (200)               163
                                                                         --------------   ---------------   ---------------
   TOTAL OTHER INCOME (EXPENSES), NET                                          (12,996)          (15,627)          (15,500)
                                                                         --------------   ---------------   ---------------

NET INCOME                                                            $          7,794    $       11,235    $        34,013
                                                                         ==============   ===============   ===============
EARNINGS PER SHARE, BASIC (NOTES 2v AND 11)                           $           2.08    $         2.94    $          3.31
                                                                         ==============   ===============   ===============
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC                                     3,750,205         3,824,750        10,290,028
                                                                         ==============   ===============   ===============
EARNINGS PER SHARE, DILUTED (NOTES 2v AND 11)                         $           2.08    $         2.79    $         3.29
                                                                         ==============   ===============   ===============
WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED                                   3,750,205         3,824,750        10,353,810
                                                                         ==============   ===============   ===============

The accompanying notes are an integral part of these consolidated statements.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                    (Expressed in thousands of U.S. Dollars)

                                                                     1999          2000          2001
                                                                  ----------    ------------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income                                                      $    7,794    $   11,235    $   34,013
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation                                                     15,425        15,441        21,755
     Impairment loss                                                   6,500             -             -
     Gain from sale of vessel                                              -           (32)            -
     Amortization of deferred dry-docking costs                          576           847           960
     Amortization of other financing costs                               178           269             -
     Amortization of loan fees                                            87            86           139
     Provision for income taxes                                           14            15            79
     Interest expense, net of amounts capitalized                     13,373        16,273        16,732
  (Increase) Decrease in:
     Accounts receivable                                              (4,629)        2,175        (4,336)
     Inventories                                                        (715)          656          (965)
     Prepayments and other                                                77            34          (884)
  Increase (Decrease) in:
     Accounts payable                                                    847        (1,094)        2,821
     Accrued liabilities excluding bank loan interest                    (37)          876           601
     Unearned revenue                                                   (828)          253         2,370
  Payments for dry-docking                                            (1,045)         (726)       (4,766)
  Interest paid                                                      (12,370)      (15,681)      (18,328)

  Income taxes paid                                                      (80)          (14)          (91)
  Translation adjustment                                                (134)          (84)          133
                                                                  ----------    ----------    ----------

NET CASH FROM OPERATING ACTIVITIES                                    25,033        30,529        50,233
                                                                  ----------    ------------  ----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
     Advances for vessels acquisition-vessels under construction           -           (84)      (46,471)
     Vessel acquisitions and/or  improvements                        (38,396)            -      (248,672)
     Capital expenditure for property and equipment                     (493)         (400)         (319)
     Proceeds from sale of equipment at book value                        56             -             -
     Net proceeds from sale of vessel                                      -        12,356             -
                                                                  ----------    ------------  ----------
NET CASH FROM (USED IN) INVESTING ACTIVITIES                         (38,833)       11,872      (295,462)
                                                                  ----------    ------------  ----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
     Proceeds from long-term debt                                     31,875             -       191,359
     Principal payments of long-term debt                            (16,414)      (17,888)      (24,957)
     Repayment of long-term debt due to sale of vessel                     -       (12,501)            -
     Proceeds from initial public offering, net                            -             -        88,236
     Payments for loan fees and other financing costs                   (251)         (289)       (1,456)
                                                                  ----------    ----------    ----------
NET CASH FROM (USED IN) FINANCING ACTIVITIES                          15,210       (30,678)      253,182
                                                                  ----------    ------------  ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                              1,410        11,723         7,953
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        13,331        14,741        26,464
                                                                  ----------    ------------  ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $   14,741    $   26,464    $   34,417
                                                                  ==========    ============  ==========

The accompanying notes are an integral part of these financial statements.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

1.   BASIS OF PRESENTATION AND GENERAL INFORMATION:

     The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company"). The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries, Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above-mentioned companies share common ownership and management.

     (a) SHIP-OWNING COMPANIES DIRECTLY OWNED BY THE HOLDING COMPANY:

                                 COUNTRY OF       DATE OF         VESSEL NAME OR
         COMPANY                 INCORPORATION    INCORPORATION   HULL NUMBER       FLAG      DWT
         -------                 -------------    -------------   -----------       ----      ---

         Keymar Ltd.             Liberia          July 1998       KEYMAR            CYPRUS     95,822
         Takamar Ltd.            Liberia          July 1998       TAKAMAR           PANAMA    104,050
         Primar Shipping Ltd.    Liberia          May 1993        PRIMAR            CYPRUS     39,521
         Palmar Maritime Ltd.    Liberia          July 1993       CITY UNIVERSITY   CYPRUS     39,729
         Luxmar Ltd.             Liberia          February 2001   LUXMAR            PANAMA     45,999
         Rimar Ltd.              Liberia          February 2001   RIMAR             PANAMA     45,999
         Limar Ltd               Liberia          February 2001   LIMAR             PANAMA     46,170
         Almar Ltd.              Liberia          February 2001   ALMAR             PANAMA     46,162
         Jamar Ltd.              Liberia          February 2001   JAMAR             PANAMA     46,100
         Camar Ltd.              Liberia          February 2001   CAMAR             PANAMA     46,100
         Promar Ltd.             Liberia          February 2001   PROMAR            PANAMA     39,989
         Ermar Ltd.              Liberia          February 2001   ERMAR             PANAMA     39,977
         Allenmar Ltd.           Liberia          February 2001   ALLENMAR          PANAMA     41,570
         Capemar Ltd.            Liberia          February 2001   CAPEMAR           PANAMA     37,615
         Petromar Ltd.           Liberia          May 2001        PETROMAR          PANAMA     35,768
         Ambermar Ltd.           Liberia          December 2001   HULL NO. 1071           -         -
         Pearlmar Ltd.           Liberia          July 2000       HULL NO. 5210           -         -
         Jademar Ltd.            Liberia          July 2000       HULL NO. 5211           -         -
         Rubymar Ltd.            Liberia          July 2000       HULL NO. 5212           -         -
         Rosemar Ltd.            Liberia          July 2000       HULL NO. 5213           -         -
                                                                                              -------
                                                                                              751,521
                                                                                              =======

     (b) MARTANK SHIPPING HOLDINGS LTD. ("MARTANK"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship-owning companies:

                                 COUNTRY OF       DATE OF         VESSEL
         COMPANY                 INCORPORATION    INCORPORATION   NAME              FLAG      DWT
         -------                 -------------    -------------   ----              ----      ---
         Ariel Shipping
         Corporation             Liberia          January 1993    FULMAR            CYPRUS     39,521
         Colmar Ltd.             Liberia          July 1993       COLMAR            CYPRUS     39,729
         Nedimar Ltd.            Liberia          October 1993    NEDIMAR           LIBERIA    46,821
         Kliomar Ltd.            Liberia          August 1997     KLIOMAR           CYPRUS     96,088
         Polmar Ltd.             Liberia          October 1997    POLYS             CYPRUS     68,623
         Cleliamar Ltd.          Liberia          October 1994    CLELIAMAR         CYPRUS     68,623
         Jacamar Ltd.            Liberia          January 1999    JACAMAR           PANAMA    104,024
                                                                                              -------
                                                                                              463,729
                                                                                              =======

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

     (c) STELMAR TANKERS (MANAGEMENT) LTD. (THE "MANAGER"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed Stelmar Tankers (Management) Ltd. in February 1993. Since then it has had an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

     (d) STELMAR TANKERS (UK) LTD.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

     (e) MARSHIP TANKERS (HOLDINGS) LTD. ("MARSHIP"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company this company has become dormant.

     The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above.

     Gross revenues for 1999, 2000 and 2001, include revenues deriving from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

     CHARTERER      1999       2000      2001
     ---------      ----       ----      ----

         A           19%        20%       13%
         B            -         13%       11%
         C            -         13%       22%
         D            -         11%        -
         E           16%         -         -
         F           11%         -         -

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles and include in each of the three years in the period ended December 31, 2001, the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above.

     (b) USE OF ESTIMATES: The preparation of consolidated financial statements in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

     (c) OTHER COMPREHENSIVE INCOME: The Company has adopted the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

     (d) FOREIGN CURRENCY TRANSLATION: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated to reflect the current exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. Year-end translation losses or gains were insignificant.

         The functional currency of the Company's wholly owned subsidiary Stelmar Tankers (UK) Ltd. is the British Pound Sterling. For consolidation purposes this subsidiary's financial statements are translated into US Dollars in accordance with FASB 52 and the resulting translation adjustments are reflected separately under stockholders' equity in the accompanying consolidated balance sheets in accordance with SFAS 130.

     (e) CASH AND CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, the Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

     (f) ACCOUNTS RECEIVABLE - TRADE: The amount shown as Accounts Receivable - Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings.

     (g) INSURANCE CLAIMS: Insurance claims included in Accounts Receivable - Other at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims (if any) into current and non-current assets is based on management's expectations as to their collection dates.

     (h) INVENTORIES: Inventories consist of bunkers and lubricants and are stated at the lower of cost or market. The cost is determined by the first in, first out method except for bunkers, which are priced at moving average cost.

     (i) VESSELS COST: Vessels are stated at cost, which consists of the contract price, any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Such expenditures will otherwise be charged to expenses as incurred.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

     (j) IMPAIRMENT OF LONG-LIVED ASSETS: The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of December 31, 2001, indicated that no impairment loss should be recognized over the Company's vessels.

     (k) VESSELS DEPRECIATION: Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years), after considering the estimated residual value (US Dollars
         210 per LWT ton).

     (l) PROPERTY AND EQUIPMENT AND RELATED DEPRECIATION: Property and equipment in the accompanying consolidated balance sheets are stated at cost. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of income. Depreciation is computed based on the straight-line method at rates equivalent to average estimated economic useful lives.

                                                  USEFUL LIFE
                   DESCRIPTION                      (YEARS)
                   -----------                    ------------

          Leasehold improvements                        9
          Office furniture and equipment                5
          Vehicles                                      9
          Telecommunication equipment                   5
          Computer hardware and software                5

         Depreciation expense for 1999, 2000 and 2001 amounted to $ 343, $ 277, and $ 214, respectively, and is included in depreciation in the accompanying consolidated statements of income.

     (m) ACCOUNTING FOR DRY DOCKING: Dry-docking costs are carried out approximately every two and a half or five years as applicable depending on the vessel's age and to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. These costs are deferred and amortized over a period to the next dry-docking. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects, including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and certainly preserve its useful life.

     (n) ACCOUNTING FOR SPECIAL SURVEY: The vessels' special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the annual operating results. Such costs are

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

         included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

     (o) LOAN FEES AND OTHER FINANCING COSTS: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized over the loans' repayment periods. Fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Other financing costs are amortized over the period the benefit is expected to materialize.

     (p) ACCOUNTING FOR P&I BACK CALLS: The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in accrued liabilities in the accompanying consolidated balance sheets.

     (q) PENSION AND RETIREMENT BENEFIT OBLIGATIONS - CREW: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post retirement benefits.

     (r) PENSION INDEMNITIES - ADMINISTRATIVE PERSONNEL: The employees of the Company are covered by state-sponsored pension funds and are required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension funds are responsible for paying the employees retirement benefits and accordingly there is no obligation for the Company for any post-retirement benefits. The Company's contributions to the pension funds for 1999, 2000 and 2001, have been recorded to expenses and amounted to $ 122, $ 125, and $ 165, respectively.

     (s) STAFF LEAVING INDEMNITIES - ADMINISTRATIVE PERSONNEL: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign or are dismissed with cause are not entitled to termination payments. The number of employees to be dismissed or retired within the coming years is not known; however, the Company's maximum liability, if all employees were dismissed at December 31, 1999, 2000 and 2001, would have been approximately $ 40, $ 39 and $ 67, respectively, for which no provision has been accounted for in the accompanying consolidated financial statements.

     (t) ACCOUNTING FOR REVENUE AND EXPENSES: Freight and hire revenue and related voyage expenses as well as applicable address and brokerage commissions are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year.

     (u) REPAIRS AND MAINTENANCE: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in vessel operating expenses in the accompanying consolidated statements of income, amounted to $ 2,888, $ 2,326 and $ 2,855 for 1999, 2000 and
         2001 respectively.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

     (v) EARNINGS PER SHARE: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     (W) SEGMENT REPORTING: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

     (x) INTEREST RATE SWAP AGREEMENTS: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value following the provisions of SFAS 133 as further discussed below.

         The off-balance sheet risk in outstanding swap agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral arrangements.

     (y) SFAS NO. 133: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

         SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" amended the accounting and recording standards of SFAS No. 133 for certain derivative instruments and certain hedging activities as indicated below.

         SFAS No. 133, as amended by (a) SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral" as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. With respect to the derivative instruments which were effective as of December 31, 2000, a transition adjustment of $561 resulting from adopting SFAS 133 was reported in other comprehensive income as the effect of a change in accounting principles as required by APB Opinion No. 20, "Accounting Changes."Five interest rate swap agreements were open as of

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
                    (Expressed in thousands of United States
                         Dollars - except per share data
                            unless otherwise stated)

         December 31, 2001. Five interest rate swap agreements were open as of December 31, 2001 and have been accounted for under SFAS 133. Such financial instruments met hedge accounting criteria and accordingly their fair value has been included in "Other Comprehensive Income" in the accompanying December 31, 2001 consolidated balance sheet. The Company's management intention is to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes as it is not expected to be materialized.

     (z) STOCK-BASED COMPENSATION: In October 1995, the Financial Accounting Standards Board ("FASB" issued SFAS No. 123, "Accounting For Stock-Based Compensation". This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting For Stock Issued To Employees". The Company has elected to account for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 (Note 10).

    (aa) OTHER RECENT ACCOUNTING PRONOUNCEMENTS: In November 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition, which presents the SEC's position in relation to when it is appropriate for a registrant to recognize revenue. The Company has reviewed these criteria and believes its policy for revenue recognition to be in accordance with SAB 101.

         During 2001, the Financial Accounting Standards Board ("FASB") has issued four Statements of Financial Accounting Standards ("SFAS"), which are summarized as follows:

         SFAS 141, "Business Combinations", relates to financial accounting and reporting for business combinations and is effective for all business combinations initiated after June 30, 2001 and business combinations completed on July 1, 2001 and thereafter. It states that all business combinations included within the scope of the statement should be accounted for using the purchase method. The Company has no currently pending business combinations, which would be affected by the statement, but any future business combinations that are contemplated would need to take account of the requirements of the statement.

         SFAS 142, "Goodwill and Other Intangible Assets", establishes new standards for accounting for goodwill and other intangible assets. The statement does require that goodwill and indefinite lived intangible assets no longer be amortized, but reviewed annually for impairment. The company did not have goodwill or indefinite lived intangible assets as of December 31, 2001 and therefore there is no impact on the financial statements.

         SFAS 143, "Accounting for Asset Retirement Obligations", relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
                    (Expressed in thousands of United States
                         Dollars - except per share data
                            unless otherwise stated)

         SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

    (bb) CHANGES TO PRESENTATION: Certain changes have been made to the presentation of 1999 and 2000 balances so as to conform to the presentation of 2001.

3.    TRANSACTIONS WITH RELATED PARTIES:

     (a) WORLD TANKERS (UK) LTD.: The Company, effective 1997, pays to World Tankers (UK) Ltd. (a company controlled by two of the Company's major stockholders and their family members), a brokerage fee of 1.25% on the charter agreements concluded with a specific charterer. Such commissions for 1999, 2000 and 2001, amounted to $ 142, $ 72, and $ 64 respectively, and are included in commissions in the accompanying consolidated statements of income. That contract will expire on April 17, 2002, and, therefore, as of that date, the Company will no longer pay commissions to World Tankers (UK) Ltd.

     (b) KEY SYSTEMS S.A.: Effective 1996, the Company signed a supply and support agreement with Key Systems S.A., (a Greek corporation, which was controlled by one of the Company's major stockholders up to September 2001), to receive computer and software support for both its inland-based operation and on board its vessels. The fees paid to Key Systems S.A. in this respect are included in general and administrative expenses in the accompanying consolidated statements of income and amounted to $ 44, $ 51 and $ 25 for 1999, 2000 and 2001, respectively.

     (c) BOARD OF DIRECTORS FEES: During 2001, the Company paid Board of Directors' fees of $ 93 (there were no such fees in prior years). Such fees are included in general and administrative expenses in the accompanying 2001 consolidated statement of income.

4.    ADVANCES FOR VESSELS UNDER CONSTRUCTION:

      During July 2000, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of four Panamax tankers with expected deliveries in January through May 2002. The total construction cost of the newbuildings will amount to $ 128,800 of which 70% will be financed from the proceeds of long-term bank loans. In this respect the Company arranged three long-term bank loans of $ 22,500 (Note 8o), $ 45,000 (Note 8n) and $ 22,533 (Note 8p), each. The shipbuilding contract provides for stage payments of 20% in advance, 10% on keel laying, 10% on launching and 60% at delivery (Note 17).

      During July 2001, the Company entered into an agreement with a third party for the acquisition of a vessel under construction for $ 30,750. The vessel, a 35,000 DWT product, oil and chemical tanker, is being constructed by Daedong Shipbuilding Co. Ltd. with expected delivery in February

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

      2002. The Company as of December 31, 2001 paid the predelivery installment of $ 3,075 to the sellers and will make the final payment of approximately $ 28 million to the sellers upon delivery of the vessel. The cost of the newbuilding will be financed from the proceeds of a long-term bank loan and in this respect the Company arranged a long-term bank loan of $ 20,200.

      The loan mentioned above will be drawn-down in one tranche so as to coincide with the scheduled delivery payment and will mature eight years from the draw down. The loan will be repayable in sixteen semi-annual installments of $ 700 plus a balloon payment of $ 9,000 payable together with the last installment. The loan will bear interest at LIBOR plus a spread and will be secured as follows:

      -  First priority mortgage over the vessel

      -  Assignments of earnings and insurance of the mortgaged vessel

      -  Corporate guarantees

      The loan agreement includes covenants, among others, requiring the borrower to obtain the lender's prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreement), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrower to maintain a minimum hull value in connection with the vessel's outstanding loan, insurance coverage of the vessel against all customary risks and maintenance of operating bank accounts with minimum balances.

      The amount shown in the accompanying 2001 consolidated balance sheet includes payments to the shipyards and capitalized interest cost in accordance with the accounting policy discussed in Note 2i, as analyzed below:

                                                                  AMOUNT
                                                               -----------
      Advance payments on signing of contracts                    28,827
      Additional pre-delivery payments                            16,096
      Capitalized interest                                           920
      Other                                                          712
                                                               -----------
                                                   TOTAL          46,555
                                                               ===========

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

5.    VESSELS:

      The amounts in the accompanying consolidated financial statements are analyzed as follows:

                                                                              ACCUMULATED
                                                          VESSEL COST        DEPRECIATION      NET BOOK VALUE
                                                        --------------    ------------------   ---------------
      DECEMBER 31, 1998                                       302,508              (31,506)           271,002
      Additions                                                42,711                    -             42,711
      Impairment loss                                         (6,500)                    -             (6,500)
      Depreciation for the year                                     -              (15,082)           (15,082)
                                                        --------------    ------------------   ---------------

      DECEMBER 31, 1999                                       338,719              (46,588)           292,131

      Disposals (Note 13)                                    (17,413)                5,142            (12,271)
      Depreciation for the year                                     -              (15,164)           (15,164)
                                                        --------------    ------------------   ---------------
      DECEMBER 31, 2000                                       321,306              (56,610)           264,696

      Additions (vessels' contract price)                     246,788                    -            246,788
      Additions (additional capitalized costs)                  1,884                                   1,884
      Depreciation for the year                                     -              (21,541)           (21,541)
                                                        --------------    ------------------   ---------------
      DECEMBER 31, 2001                                       569,978              (78,151)           491,827
                                                        ==============    ==================   ===============

      In 1999, the review of the Company's management as to the vessels' carrying amounts in connection with their expected recoverable amounts and the estimated undiscounted cash flows from future operations indicated that the carrying amount of the LOUCAS exceeded its expected recoverable amount. Accordingly, the management decided to recognize an impairment loss of $6,500, based upon a calculation of discounted expected cash flows, which was separately reflected in the accompanying 1999 consolidated statement of income. In December 2000, the LOUCAS was sold for $12,900 and the Company realized a gain of $32, which has separately been reflected in the accompanying 2000 consolidated statement of income (Note 13).

      Cost of vessels at December 31, 1999, 2000 and 2001 includes $6,497, $6,334 and $8,218, respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2i above. Such capitalized amounts include interest costs of $ 2,091 relating to years prior to 1997.

      During 2001, the vessels operated mainly under time charters. At December 31, 2001, the vessels were operating as follows:

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

       VESSEL NAME          CHARTER TYPE       EXPIRATION DATE

       ALMAR                Time Charter       December 2006
       JACAMAR              Time Charter       February 2006
       TAKAMAR              Time Charter       September 2005
       KEYMAR               Time Charter       October 2004
       LIMAR                Time Charter       October 2004
       LUXMAR               Time Charter       August 2003
       PETROMAR             Time Charter       January 2003
       POLYS                Time Charter       December 2002
       CLELIAMAR            Time Charter       January 2003
       ALLENMAR             Time Charter       July 2002
       ERMAR                Time Charter       December 2003
       COLMAR               Time Charter       November 2002
       PRIMAR               Time Charter       November 2002
       FULMAR               Time Charter       July 2002
       KLIOMAR              Time Charter       January 2003
       NEDIMAR              Time Charter       March 2003
       RIMAR                Time Charter       August 2002
       CAMAR                Time Charter       September 2002
       JAMAR                Spot Market
       CAPEMAR              Spot Market
       PROMAR               Spot Market
       CITY UNIVERSITY      Spot Market

6.    DEFERRED CHARGES:

      The unamortized balance shown in the accompanying consolidated balance sheets is analyzed as follows:

                                                                    LOAN FEES
                                                                       AND
                                              DRY-DOCKING        FINANCING COSTS       TOTAL
                                            -----------------  --------------------  ----------
      DECEMBER 31, 1998                                 797                   685       1,482
      -    Additions                                  1,045                   251       1,296
      -    Amortization                                (576)                 (265)       (841)
                                            -----------------  --------------------  ----------
      DECEMBER 31, 1999                               1,266                   671       1,937
      -    Additions                                    726                   289       1,015
      -    Write-off due to sale of the
           LOUCAS (Note 13)                               -                   (53)        (53)

      -    Amortization                                (847)                 (355)     (1,202)
                                            -----------------  --------------------  ----------
      DECEMBER 31, 2000                               1,145                   552       1,697
      -    Additions                                  4,766                 1,456       6,222
      -    Amortization                                (960)                 (139)     (1,099)
                                            -----------------  --------------------  ----------
      DECEMBER 31, 2001                               4,951                 1,869       6,820
                                            =================  ====================  ==========

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

      Amortization for dry-docking and other financing costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in interest and finance costs, in the accompanying consolidated statements of income.

7.    ACCRUED LIABILITIES:

              The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                           1999      2000      2001
                                                          -----     -----     -----

      P&I back calls                                         70        90       177
      Vessels' operating and voyage expenses                455       813     1,173
      General and administrative expenses                    16       514       668
                                                          -----     -----     -----
               TOTAL                                        541     1,417     2,018
                                                          =====     =====     =====

8.    LONG-TERM DEBT:

              The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                     BORROWER(S)                              2000          2001
                                     -----------                              ----          ----

         (a)   Ariel Shipping Corporation                                      9,600         8,400
         (b)   Colmar Ltd.                                                     7,600         6,400
         (c)   Primar Shipping Ltd. and Palmar Maritime Ltd.                  23,555        20,776
         (d)   Nedimar Ltd.                                                   18,200        17,000
         (e)   Kliomar Ltd.                                                   22,463        19,950
         (f)   Polmar Ltd.                                                    22,325        20,475
         (g)   Cleliamar Ltd.                                                 22,325        20,475
         (h)   Keymar Ltd.                                                    17,583        16,153
         (i)   Takamar Ltd.                                                   27,516        25,578
         (j)   Jacamar Ltd.                                                   29,625        27,875
         (k)   Luxmar  Ltd.,  Limar Ltd.,  Camar Ltd.,  Jamar Ltd. and             -
               Ermar Ltd.                                                                   68,438
         (l)   Rimar Ltd.,  Almar Ltd.,  Allenmar  Ltd.,  Capemar Ltd.             -
               and Promar Ltd.                                                              69,875
         (m)   Petromar Ltd.                                                       -        19,440
         (n)   Pearlmar Ltd. and Jademar Ltd.                                      -        18,000
         (o)   Rubymar Ltd.                                                        -         6,750
         (p)   Rosemar Ltd.                                                        -         1,609
                                                                             --------      --------
               TOTAL                                                         200,792       367,194
               LESS- CURRENT PORTION                                         (17,710)      (40,332)
                                                                             --------      --------
               LONG-TERM PORTION                                             183,082       326,862
                                                                             ========      ========

          (a) LOAN: Balance of U.S. Dollar bank loan (original amount $16,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at December 31, 2001 is repayable in two equal semi-annual installments through December 2002 and a balloon payment of $7,200 payable in June 2003. The interest rate is based upon LIBOR plus a

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

              spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 6.96% and 2.75%, respectively.

          (b) LOAN: Balance of U.S. Dollar bank loan (original amount $14,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at December 31, 2001 is repayable in two equal semi-annual installments through December 2002 and a balloon payment of $5,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 6.96% and 2.75%, respectively.

          (c) LOAN: Balance of U.S. Dollar bank loan (original amount $31,500) obtained in September 1995 to refinance a previous loan with the same bank. Following the assumption of the unpaid balance of $3,080 of the loan of the LOUCAS following its sale (Note 13), subsequent to December 31, 2000, the loan was refinanced and the balance at December 31, 2001 is repayable in fifteen equal quarterly installments through September 2005 and a balloon payment of $10,351 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.75% and 3.00%, respectively.

          (d) LOAN: Balance of U.S. Dollar bank loan (original amount $24,000) obtained in December 1995 to refinance a previous loan with the same bank. The balance at December 31, 2001 is repayable in three equal semi-annual installments through June 2003 and a balloon payment of $15,200 payable in December 2003. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 6.96% and 2.75%, respectively.

          (e) LOAN: Balance of U.S. Dollar bank loan (original amount $ 30,000) obtained in October 1997 to partially finance the acquisition cost of the KLIOMAR. The balance at December 31, 2001 is repayable in eight equal semi-annual installments through October 2005 and a balloon payment of $9,900 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.48% and 2.73%, respectively.

          (f) LOAN: Balance of U.S. Dollar bank loan (original amount $25,500) obtained in December 1997 to partially finance the acquisition cost of the POLYS. The balance at December 31, 2001 is repayable in thirteen equal semi-annual installments through January 2008 and a balloon payment of $8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.60% and 4.79%, respectively.

          (g) LOAN: Balance of U.S. Dollar bank loan (original amount $25,500) obtained in January 1998 to partially finance the acquisition cost of the CLELIAMAR. The balance at December 31, 2001 is repayable in thirteen equal semi-annual installments through January 2008 and a balloon payment of $8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.52% and 4.79%, respectively.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

          (h) LOAN: Balance of U.S. Dollar bank loan (original amount $20,800) obtained in September 1998 to partially finance the acquisition cost of the KEYMAR. The balance at December 31, 2001 is repayable in twenty-seven equal quarterly installments through September 2008 and a balloon payment of $ 6,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.33% and 3.27%, respectively.

          (i) LOAN: Balance of U.S. Dollar bank loan (original amount $31,875) obtained in September 1998 to partially finance the acquisition cost of the TAKAMAR. The balance at December 31, 2001 is repayable in twenty-seven equal quarterly installments through September 2008 and a balloon payment of $12,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.33% and 3.15%, respectively.

          (j) LOAN: Balance of U.S. Dollar bank loan (original amount $31,875) obtained in February 1999 to partially finance the acquisition cost of the JACAMAR. The balance at December 31, 2001 is repayable in nineteen equal semi-annual installments through February 2011 and a balloon payment of $8,875 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and 2001 were 7.55% and 5.9%, respectively.

          (k) LOAN: Balance of U.S. Dollar bank loan (original amount $73,000) obtained in April 2001 to partially finance the acquisition cost of the LUXMAR, LIMAR, CAMAR, JAMAR AND ERMAR. The balance at December 31, 2001 is repayable in fifteen equal semi-annual installments through June 2009. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 was 3.06%.

          (l) LOAN: Balance of U.S. Dollar bank loan (original amount $72,000) obtained in May 2001 to partially finance the acquisition cost of the RIMAR, ALMAR, ALLENMAR, CAPEMAR AND PROMAR. The balance at December 31, 2001 is repayable in fifteen equal quarterly installments of $2,125 each, twelve equal quarterly installments of $1,250 each through September 2008 and a balloon payment of $23,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 was 3.21%.

          (m) LOAN: Balance of U.S. Dollar bank loan (original amount $20,000) obtained in June 2001 to partially finance the acquisition cost of the PETROMAR. The balance at December 31, 2001 is repayable in nineteen equal semi-annual installments through June 2011 and a balloon payment of $8,800 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 was 5.49%.

          (n) LOAN: The balance at December 31, 2001, represents partial drawdowns of a U.S. Dollar bank loan (original amount $45,000) to partially finance the construction cost of the Hulls Nos. 5210 and 5211. The part of the loan relating to Hull No. 5210 was fully drawn down in January 2002 (Note 17). The loan is repayable in twenty equal semi-annual installments through 2012 and a balloon payment of $14,000 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 was 3.13%.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

          (o) LOAN: The balance at December 31, 2001, represents partial drawdowns of a U.S. Dollar bank loan (original amount $22,500) to partially finance the construction cost of HULL NO. 5212. The loan will fully be drawn down upon the delivery of the vessel (Note 4) and is repayable in forty quarterly equal installments and a balloon payment of $7,500 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 was 6.2%.

          (p) LOAN: The balance at December 31, 2001, represents partial draw downs of a U.S. Dollar bank loan (original amount $22,533) to partially finance the construction cost of HULL NO. 5213. The loan will fully be drawndown upon the delivery of the vessel (Note 4) and is repayable in twenty equal semi-annual installments and a balloon payment of $10,000 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 was 6.15%.

      The range of the interest rates of the above loans during the years ended December 31, 1999, 2000 and 2001 was as follows:

      1999        3.19% - 6.19%
      2000        6.92% - 7.33%
      2001        2.72% - 7.75%

              Bank loan interest expense for the years ended December 31, 1999, 2000 and 2001 amounted to $13,373, $16,273 and $16,732 respectively, and is included in interest and finance costs, net, in the accompanying consolidated statements of income.

      The loans are secured as follows:

          - First, second, third and fourth priority mortgages over the COLMAR;

          - First, second and third priority mortgages over the KLIOMAR;

          - First and second priority mortgages over the POLYS, CLELIAMAR, PRIMAR and CITY UNIVERSITY;

          - First priority mortgage over the FULMAR, NEDIMAR, KEYMAR, TAKAMAR, JACAMAR, LUXMAR, LIMAR, CAMAR, JAMAR, ERMAR, RIMAR, ALMAR, ALLENMAR, CAPEMAR, PROMAR AND PETROMAR;

          - Assignments of earnings and insurances of the mortgaged vessels;

          - Pledge of shares of the borrowers; and

          - Corporate guarantees.

      The loan agreements include covenants, among others, requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, minimum ratios of total debt against equity, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

      with the covenants of certain loans, dividends cannot be distributed without the prior consent of the lending banks.

      The annual principal payments required to be made subsequent to December 31, 2001 are as follows:

       YEAR                        AMOUNT
       ----                        ------
       2002                        40,332
       2003                        68,558
       2004                        40,358
       2005                        59,039
       2006                        31,566
       2007 and thereafter        127,341
                                 --------
                                  367,194
                                 ========

9.    CONTINGENCIES:

      Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

      The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, is covered by the Protection and Indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $4.25 billion.

10.   STOCK OPTION PLAN:

      As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option equals $12.30. On October 11, 2001, 8,000 additional options to acquire common stock were granted to certain members of the Board of Directors. The executive price of such options equals $13.52. The Company accounts for the Plan under APB opinion No. 25, according to which no compensation expense was recognized during 2001 as the exercise price was equal to the grant date fair value of the stock. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). The plan expires 10 years from March 6, 2001.

      In addition to the Plan, on October 11, 2001, an aggregate of 8,000 additional options to acquire common stock were granted to certain members of the Board of Directors. These options have an exercise price of $13.52, which equals the arithmetic average of the closing price of our common stock on the New York Stock Exchange during the period from October 11th to November 11th 2001 and are subject to the terms and conditions as set forth in the Plan.

      Presented below is a table reflecting the activity in the Plan from March 31, 2001 through December 31, 2001.


                                                          WEIGHTED                           WEIGHTED
                                                           AVERAGE                           AVERAGE
                                                           EXERCISE        OPTIONS           EXERCISE
                                           OPTIONS          PRICE        EXERCISABLE          PRICE
                                           -------       ----------      -----------         --------

Options granted, March 31, 2001             323,500        12.3                -                  -
 --      Exercised                                -          -                 -                  -
 --      Vested                                   -          -                 -                  -
 --      Cancelled                                -          -                 -                  -
Options granted, October 11, 2001             8,000        13.52               -                  -
 --      Exercised                                -          -                 -                  -
 --      Vested                                   -          -                 -                  -
 --      Cancelled                                -          -                 -                  -


  December 31, 2001                       331,500          12.31               -                  -


Compensation cost for the Plan determined according to SFAS No. 123, which would not significantly reduce the Company's net income and earnings per share for 2001, has as follows:



                                      AMOUNT
                                      ------

 Net income
 --      As reported                  34,013
 --      Pro Forma                    33,917

 Basic EPS
 --      As reported                    3.31
 --      Pro Forma                      3.30

 Diluted EPS
 --      As reported                    3.29
--       Pro Forma                    3.28


      The effects of applying SFAS No. 123 are not indicative of future amounts.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

      The fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

      Expected life of option (years)                       10
      Risk-Free interest rate                               5.2%
      Expected volatility of the Company's stock            35.4%
      Expected dividend yield on Company's stock            N/A

11.   EARNINGS PER COMMON SHARE

      The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilutive stock options using the treasury stock method.

      The components of the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

                                                       1999                 2000                  2001
                                                       ----                 ----                  ----
      Basic earnings per share:
      Weighted average common
          shares outstanding........                 3,750,205            3,824,750            10,290,028
      Diluted earnings per share:
      Weighted average common
          shares outstanding........                 3,750,205            3,824,750            10,290,028
      Options........................                        -                    -                63,782
      Weighted average common
          shares - diluted                           3,750,205            3,824,750            10,353,810
      Basic earnings per common
          share:......................             $      2.08          $      2.94           $      3.31
      Diluted earnings per common
          share:.......................            $      2.08          $      2.94           $      3.29

12.  INTEREST AND FINANCE COSTS:

              The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                 1999         2000         2001
                                                 ----         ----         ----
      Interest on long-term debt                13,373       16,273       16,732
      Mortgagee interest                           138           83          130
      Bank charges                                  56           42           88
      Amortization of financing fees                87           86          139
                                               -------       -------     --------
               TOTAL                            13,654       16,484       17,089
                                               =======       =======     ========

      On November 9, 1998, the interest rate for the loan relating to the KEYMAR was fixed at 5.52% (including 0.60% spread) under a swap agreement for originally a period of five years (through

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

      September 10, 2003). The agreement was eventually terminated on March 2, 1999. Interest on long-term debt above includes $599 of interest differential gained during 1999.

13.   GAIN ON SALE OF VESSEL:

              Upon the sale of the LOUCAS the Company realized a gain, as analyzed below:

                                                                 AMOUNT
                                                                --------
        SALE PROCEEDS, NET

        -Selling price                                           12,900
        -Other sale expenses                                       (544)
                                                                -------
                                                                 12,356

        VESSEL'S NET BOOK VALUE AT THE DATE OF SALE

        -Vessel's cost (Note 5)                                 (17,413)
        -Depreciation up to the sale date (Note 5)                5,142
                                                                -------
                                                                (12,271)

        DEFERRED CHARGES, WRITTEN-OFF (NOTE 6)                      (53)
                                                                -------
                 NET GAIN                                            32
                                                                =======

14.   INTEREST RATE AGREEMENTS:

      On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15,000. Under this agreement, the Company is covered for an interest rate up to LIBOR of 7%. For this coverage the Company collected in 1999 an amount of $347, which is included in other, net in the accompanying 1999 consolidated financial statements. Since then, as LIBOR has not exceeded 7%, there was no charge for the Company with respect to this interest rate cap agreement.

      On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14,000, $10,000 and $31,500, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88%, respectively.

      On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company has fixed interest rates at 4.25% and 4.77%, respectively.

      During 2001, interest on long term debt (Note 12), includes losses of $914 which were realized and applied against related interest costs.

15.   INCOME TAXES:

      Liberia, Greece, Panama and Cyprus do not impose a tax on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

      included in vessel operating expenses in the accompanying consolidated statements of income ($138, $80, and $93 in 1999, 2000 and 2001, respectively).

      Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom. No provision for income taxes was required for the years up to 1997 as the company utilized carry-forward tax losses. The accompanying consolidated statements of income include provision for income taxes of $14, $15, and $79 in 1999, 2000 and 2001, respectively, which is included in general and administrative taxes.

      Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

16.   FINANCIAL INSTRUMENTS:

      The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

      (a) INTEREST RATE RISK: The Company's interest rates and long-term loans repayment terms are described in Note 8.

      (b) CREDIT RISK: The credit risk is minimized since accounts receivable from charterers are presented net of relevant provision for uncollectable amounts, whenever required.

      (c) FAIR VALUE: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 14 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market value of the swap agreements mentioned above, at December 31, 2001, was $2,500 and has been included in "Comprehensive Income" in the accompanying December 31, 2001 consolidated balance sheet.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001
    (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

17.   SUBSEQUENT EVENT:

      DELIVERY OF VESSEL: On January 26, 2002, the Company took delivery of M/T Pearlmar, one of the four Panamax Tankers being constructed by Daewoo (see note 4). As further explained in Note 4 above the vessel's acquisition cost was partially financed by a loan of $22,500.

    STELMAR SHIPPING LTD.

    STATEMENTS OF CASH FLOWS
    FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
    (Expressed in thousands of U.S. Dollars)


                                                            1999            2000          2001
                                                          ---------      ---------      ---------
    CASH FLOWS FROM OPERATING ACTIVITIES:

      Net income                                          $   7,794      $  11,235      $  34,013
      Adjustments to reconcile net income to net cash
      provided by operating activities:
      Increase (Decrease) in:
         Accounts payable                                       104            108           (125)
      Translation adjustment                                   (134)           (84)           133
                                                          ---------      ---------      ---------
    NET CASH FROM OPERATING ACTIVITIES                        7,764         11,259         34,021
                                                          ---------      ---------      ---------

    CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:

         Reinvestment of earnings                                --             --         (6,831)
         Investment in subsidiaries                          (7,758)       (11,259)      (121,389)
                                                          ---------      ---------      ---------
    NET CASH FROM (USED IN) INVESTING ACTIVITIES             (7,758)       (11,259)      (128,220)
                                                          ---------      ---------      ---------

    CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:

         Dividends received and reinvested                       --             --          6,831
         Proceeds from initial public offering, net              --             --         88,236
                                                          ---------      ---------      ---------
    NET CASH FROM (USED IN) FINANCING ACTIVITIES                 --             --         95,067
                                                          ---------      ---------      ---------

    NET INCREASE IN CASH AND CASH EQUIVALENTS                     6             --            868
    CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               96            102            102
                                                          ---------      ---------      ---------
    CASH AND CASH EQUIVALENTS AT END OF YEAR              $     102      $     102      $     970
                                                          =========      =========      =========


        The accompanying notes are an integral part of these statements.

ITEM 19.  EXHIBITS.

        Exhibit
         Number                             Description
        -------                             ------------
          1.1       Articles of Incorporation of Diostel Inc. (incorporated by reference to Exhibit 3.1 to Stelmar Shipping Ltd.'s (the
                    "Company") Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          1.2       Articles of Amendment of Articles of Incorporation of
                    Diostel Inc. (changing name to Stelships Inc.) (incorporated by reference to Exhibit 3.2 to the Company's Registration
                    Statement on Form F-1 (SEC Registration No. 333-13128))
          1.3       Articles of Amendment of Articles of Incorporation of
                    Stelships Inc. (changing name to Stelmar Shipping Ltd.
                    (incorporated by reference to Exhibit 3.3 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          1.4       Articles of Amendment of the Articles of Incorporation of
                    the Company (effectuating a reverse stock split and
                    increasing the Company's authorized common stock)
                    (incorporated by reference to Exhibit 3.4 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          1.5       By-Laws of the Company (incorporated by reference to Exhibit
                    3.5 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.1       Loan Agreement, between Marship Tankers (Holdings) Limited and Royal Bank of Scotland plc, dated June 11, 1997
                    (incorporated by reference to Exhibit 10.1 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.2       ISDA Master Agreement, between Royal Bank of Scotland plc
                    and Marship Tankers (Holdings) Limited, dated June 11, 1997
                    (incorporated by reference to Exhibit 10.2 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.3       Loan Agreement, between Royal Bank of Scotland plc and
                    Marship Tankers (Holdings) Limited, dated September 27, 1995
                    (incorporated by reference to Exhibit 10.3 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.4       ISDA Master Agreement, between Royal Bank of Scotland plc
                    and Marship Tankers (Holdings) Limited, dated September 27,
                    1995 (incorporated by reference to Exhibit 10.4 to the
                    Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.5       Loan Agreement, between Hamburgische Landesbank-Girozentrale and Polmar Ltd. and Cleliamar Ltd., dated November 28, 1997
                    (incorporated by reference to Exhibit 10.5 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.6       Loan Agreement, between Hamburgische Landesbank-Girozentrale and Clio Ltd., dated October 15, 1997 (incorporated by
                    reference to Exhibit 10.6 to the Company's Registration
                    Statement on Form F-1 (SEC Registration No. 333-13128))
          4.7       Loan Agreement, between Hamburgische Landesbank-Girozentrale and Colmar Ltd., dated June 28, 1995, as amended
                    (incorporated by reference to Exhibit 10.7 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))


          4.8 Loan Agreement, between Hamburgische Landesbank-Girozentrale and Nedimar Limited, dated June 28, 1995, as amended
                    (incorporated by reference to Exhibit 10.8 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.9 Loan Agreement, between Hamburgische Landesbank-Girozentrale and Ariel Shipping Corporation, dated June 28, 1995, as amended (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.10      Loan Agreement, between Nedship Bank N.V., and Jademar
                    Limited and Pearlmar Limited, for Hull No. 5210 and Hull No.
                    5211 (incorporated by reference to Exhibits 10.10 and 10.11 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.11 Loan Agreement, between Alpha Bank A.E. and Rubymar Limited for Hull No. 5212 (incorporated by reference to Exhibit
                    10.12 to the Company's Registration Statement on Form F-1
                    (SEC Registration No. 333-13128))
          4.12      [reserved]
          4.13      Loan Agreement, between The Royal Bank of Scotland plc and
                    Rosemar Limited, Palmar Maritime Ltd., and Primar Shipping
                    Limited for Hull No. 5213 and for refinancing a previous loan (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.14      Loan Agreement, between the Royal Bank of Scotland and
                    Petromar Ltd. dated June 6, 2001
          4.15 Loan Agreement, between Hamburgische Landesbank-Girozentrale and Ambermar Limited dated February 19, 2002
          4.16      Memorandum of Agreement between the Company and D'Amico
                    International Holding SAH, dated July 18, 2001, for the purchase of Hull No. 1071
          4.17 The Company's 2001 Stock Option Plan (incorporated by reference to Exhibit 10.17 to the Company's Registration
                    Statement on Form F-1 (SEC Registration No. 333-13128))
          4.18      Shipbuilding Contract for the Construction and Sale of Hull
                    No. 5210, between the Company and Daewoo Heavy Industries
                    Ltd., dated July 13, 2000 (incorporated by reference to
                    Exhibit 10.18 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.19      Shipbuilding Contract for the Construction and Sale of Hull
                    No. 5211, between the Company and Daewoo Heavy Industries
                    Ltd., dated July 13, 2000 (incorporated by reference to
                    Exhibit 10.19 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.20      Shipbuilding Contract for the Construction and Sale of Hull
                    No. 5212, between the Company and Daewoo Heavy Industries
                    Ltd., dated July 13, 2000 (incorporated by reference to
                    Exhibit 10.20 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.21      Shipbuilding Contract for the Construction and Sale of Hull
                    No. 5213, between the Company and Daewoo Heavy Industries
                    Ltd., dated July 13, 2000 (incorporated by reference to
                    Exhibit 10.21 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.22      Lease Agreement, between Stelmar Tankers UK Limited and
                    Pierre-Ecureuil II, dated November 27, 1997 (incorporated by reference to Exhibit 10.22 to the Company's Registration
                    Statement on Form F-1 (SEC Registration No. 333-13128))


          4.23      Lease Agreement, between Stelmar Tankers (Management)
                    Limited and Status Center, dated March 14, 1995
                    (incorporated by reference to Exhibit 10.23 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.24 Exclusivity and Non-Compete Agreement, between the Company and Stelios Haji-Ioannou (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.25      Heads of Agreement, between the Company and Osprey Maritime
                    Limited, dated February 1, 2001 (incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.26 Form of Memorandum of Agreement, between the Company and Osprey Maritime Limited, to purchase the tanker Petrobulk
                    Pollux (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.27      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Petrobulk Sirius
                    (incorporated by reference to Exhibit 10.27 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.28      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Osprey Lyra
                    (incorporated by reference to Exhibit 10.28 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.29      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Osprey Altair
                    (incorporated by reference to Exhibit 10.29 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.30      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Petrobulk Power
                    (incorporated by reference to Exhibit 10.30 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.31      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Petrobulk Progress
                    (incorporated by reference to Exhibit 10.31 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.32      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Petrobulk Cougar
                    (incorporated by reference to Exhibit 10.32 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.33      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Petrobulk Jaguar
                    (incorporated by reference to Exhibit 10.33 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.34      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Petrobulk
                    Challenger (incorporated by reference to Exhibit 10.34 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.35      Memorandum of Agreement, between the Company and Osprey
                    Maritime Limited, to purchase the tanker Petrobulk Cape
                    (incorporated by reference to Exhibit 10.35 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))


          4.36      Interest Rate Swap Agreement, between the Company and Fortis
                    Bank (Nederland) N.V. (incorporated by reference to Exhibit
                    10.36 to the Company's Registration Statement on Form F-1
                    (SEC Registration No. 333-13128))
          8.0 Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company's Registration Statement on Form
                    F-1 (SEC Registration No. 333-13128))

   *

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         By:  /s/ Peter Goodfellow
                                              ----------------------------------
                                              Name:  Peter Goodfellow
                                              Title: Chief Executive Officer
Date:         , 2002