Form 20-F/A
period 2001-12-31
STELMAR SHIPPING LTD
filed 2002-04-08
CIK 1133882

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 20-F/A


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

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE, PER DAY AND FLEET DATA)

                                                                        AUDITED
                                                                 YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1997          1998          1999          2000          2001
                                             ----          ----          ----          ----          ----
STATEMENT OF INCOME DATA:
Revenue from vessels...................   $   33,678    $   56,783    $   68,539    $   68,575    $   111,198
Revenue from vessels, net..............       32,683        55,255        66,790        66,704        108,647
Voyage expenses........................        3,928         3,106         5,194         5,450          8,743
Vessel operating expenses (1)..........        8,398        12,126        15,188        14,959         23,093
Depreciation (2).......................        6,417        12,089        15,425        15,441         21,755
Amortized deferred drydocking and
  establishment costs (3)..............          455           867           754         1,116            960
General and administrative expenses....        2,126         2,490         2,939         2,876          4,583
Impairment loss (4)....................            0             0         6,500             0              0
Operating income.......................       11,359        24,577        20,790        26,862         49,513
Interest and finance costs, net........        6,308        11,937        13,025        15,428         15,534
                                          ----------    ----------    ----------    ----------    -----------
Net income.............................   $    5,147    $   12,414    $    7,794    $   11,235    $    34,013
                                          ----------    ----------    ----------    ----------    -----------

BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents............     $   10,456    $   13,331    $   14,741    $   26,464    $    34,417
Total assets.........................        197,048       293,785       317,825       299,215        592,183
Long term debt, including current
  portion............................        149,558       215,720       231,181       200,792        367,194
Total stockholders equity............         41,390        70,755        78,415        89,566        209,448

OTHER FINANCIAL DATA:
EBITDA (5)...........................     $   18,231    $   37,533    $   43,483    $   43,434    $    72,307
Net cash provided by operating
  activities.........................         13,049        27,549        25,033        30,529         50,233
Net cash from (used in) investing
  activities.........................        (88,057)     (106,877)      (38,833)       11,872       (295,462)
Net cash from (used in) financing
  activities.........................         76,532        82,203        15,210       (30,678)       253,182

FLEET DATA:
Average number of vessels............            5.8           9.6          11.8          12.0           17.6
Number of vessels (at end of period).            8.0          11.0          12.0          11.0           22.0
Average age of fleet, excluding
  newbuildings (in years) (6)........            7.8           6.6           6.6           6.9            8.1

Total operating days (7).............          2,001         3,419         4,224         4,282          6,110
Total available ship days (8)........          2,111         3,501         4,324         4,370          6,418
Average daily revenue earned (8).....     $   13,622    $   14,895    $   14,245    $   14,017    $    15,566
TCE per vessel per day (9)...........         14,868        15,700        14,995        14,743         16,769

Vessel operating expenses per ship
  per day (1)........................     $    3,978    $    3,464    $    3,512    $    3,423    $     3,598
Vessel overhead burden per ship
  per day (10).......................          1,007           711           680           658            714

Operating cash flow per ship per day
  (11)...............................          8,636        10,721        10,056         9,939         11,253

PER SHARE DATA:

Earnings per share, basic (4)             $     1.37    $     3.31    $     2.08    $     2.94    $      3.31
Earnings per share, fully diluted               1.37          3.31          2.08          2.94           3.29
Weighted average number of shares, basic   3,750,000     3,750,000     3,750,205     3,824,750     10,290,028
Weighted average number of shares,
  fully diluted                            3,750,000     3,750,000     3,750,205     3,824,750     10,353,810
Dividends per share..................              0             0             0             0              0

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

(5) We define EBITDA as operating income plus income taxes and non-cash charges, including depreciation, amortization and provision for impairment. EBITDA reflects cash available to meet our debt service, capital expenditures, drydocking costs and other non-operating cash needs. You should not consider only EBITDA or think of it as a substitute for net income (loss), cash flows from operations or other measures of liquidity determined in accordance with Generally Accepted Accounting Principles, or GAAP. GAAP does not recognize EBITDA. Not all companies calculate EBITDA in the same way. We believe, however, that EBITDA is relevant because some investors may use it to analyze our operating performance and ability to service our debt.

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

         -  prevailing level of charter rates; and

         -  technological advances.

         When each of our tankers reach 15 years of age we consider carefully the future ownership life of these vessels. Factors considered are the condition and future tradability of the vessels as well as the capital investment needed to continue to operate and maintain the vessels to the highest industry standards. After taking these factors into account, we did not sell the only three of our tankers that reached 15 years of age over the past year. An additional eight tankers in our current fleet will reach 15 years of age in the next three years. If for any reason we sell tankers at a time when tanker prices have fallen, the sale price may be less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.


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


         We seek to deploy our tankers both on time charters and in the spot market in a manner that will optimize our earnings. Twenty two of the 27 tankers in our current fleet, including the two under construction, are contractually committed to time charters, with the remaining terms of these charters ranging from three months to five years. The two additional Handymax tankers and the two newly-built Panamax tankers that we have agreed to purchase and seven of the tankers in our total fleet will be completing their current time charters during 2002 and will be available either for entry into new time charters or for trading in the spot market during the balance of 2002. The spot market for tankers has deteriorated markedly since the first quarter of 2001. If such deterioration continues or the market does not improve, that could substantially adversely affect our earnings as vessels complete their current time charters. Currently, four of our tankers are trading on the spot market. If we cannot recharter our vessels successfully on long-term time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. In addition, although our time charters provide steady streams of revenue, our tankers committed to time charters may not be available for spot voyages during an eventual upswing in the tanker industry cycle, when spot voyages might be more profitable.


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


We have historically derived a significant part of our revenue from a small number of charterers. During 2001, approximately 45.9% of our revenue derived from three charterers and in 2000, approximately 58.0% of our revenue for our fleet derived from four charterers. Nine of the tankers in our current fleet operate under time charters with Vitol, which provided 18.5% of our revenues in 2001, Adam Maritime Corporation, a subsidiary of Glencore International AG, which provided 14.6%, and SK Shipping of South Korea, which provided 12.8%. The occurrence of any problems with these charterers may adversely affect our revenues.


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


         -  4 Aframax tankers.


         In addition, we have agreements with two separate sellers to acquire, during the second quarter of 2002 for a total purchase price of $123.1 million:


         -  2 modern secondhand Handymax tankers; and


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


         We believe we have established a reputation in the international tanker industry for maintaining a fleet with high standards of performance, reliability and safety. We have conducted business with substantially all of the oil companies, such as ExxonMobil, Shell International Petroleum Company, BP Amoco plc and Chevron Texaco, Corp. These companies have previously vetted and chartered our vessels, and we believe that our vessels will continue to qualify for future service with these companies. Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, and Citgo. Currently, our most significant customers, and the percentage of revenues we derived from them in 2001 include :


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

CONTINUE LONG-TERM RELATIONSHIPS WITH MAJOR END USERS. We have actively developed and maintained relationships with major private oil companies, oil traders and state-owned oil companies. As part of a continuous dialogue, we make in-person presentations to these major end-users, maintain ongoing telephonic and electronic contact and encourage frequent on-site visits. We regularly exchange data with them in such items as:

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

         Many of our vessels are sister ships. This increases our operating efficiencies because technical knowledge and spare parts can be applied to all vessels in a series. It also provides some scheduling flexibility and greater economies of scale. We have ten groups of sister ships. In addition, two of our newbuildings under construction by Daewoo Heavy Industries are sister ships with the two new Panamax newbuildings that were delivered this year.

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


CHARTERING OF THE FLEET


         We have historically chartered most of our vessels for fixed periods of approximately one to seven years. Under the terms of these charters, the charterer designates the cargo, trade route and schedule and bears bunkers and port costs, while we are responsible for maintaining and operating the vessel, including provision of the crew. Approximately 75% of our revenue in 2001 was derived from time charters. Twenty-five of our vessels (including those currently under construction) operate on time charters with expiration dates from March 2002 through June 2007 and four trade in the spot market. We have arranged for time charters for the newbuildings scheduled for delivery in 2002. We also trade in the spot market to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends.


CUSTOMERS

         Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, Citgo, ExxonMobil and Famm, a commercial arm of ChevronTexaco
Corp. In 2001, approximately 45.9% of our revenue for our fleet was derived from the following three charterers:

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

         The proposed regulation identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

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

ENVIRONMENTAL REGULATION--UNITED STATES


         OPA. The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners, operators and bareboat or "demise" charterers whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.


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


         Stelios Haji-Ioannou faced action in Greece arising out of advertisements placed by easyJet plc, a U.K. company he is chairman of, in an Athens newspaper on October 11 and October 18, 1998. This case has been officially time barred before the Public Prosecutor of the Athens Court of Misdemeanors and has been dismissed for statute of limitations reasons.


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

         During the year ended December 31, 2001, approximately 75% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 80% during the previous year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the years ended December 31, 2001 and 2000 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

         The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. The bulk of the acquired fleet from Osprey Maritime Limited will trade under time charters. In 2001, we took delivery of one newly-built Handymax tanker which was placed on an 18-month time charter. During the first quarter of 2002, we took delivery of an additional newly-built Handymax tanker which was also placed on an 18-month time charter. More specifically, 77% and 43% of the fleet's capacity in terms of operating days for 2002 and 2003, respectively, are covered by time charters. In line with our strategy of employing our tankers on a time charter basis, we intend to employ the two additional modern secondhand Handymax tankers that we have agreed to acquire, on a time charter basis as market conditions permit. We have five-year time charters for the two newly-built Panamax tankers we have agreed to purchase on their delivery from the shipyard, also scheduled for the second quarter of 2002. As with the additional Handymax tankers, we will attempt to place under time charter, the three additional Panamax newbuildings that we may have constructed.

         The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the third quarter of 2001, tanker charter rates declined from the peak reached during the first quarter of that year, mainly as a result of the OPEC production cuts announced in January, March and September 2001 as well as fewer imports into the United States. Notwithstanding the general market decline, the charter rates we achieved during 2001were significantly better than those of the previous year.

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

   INTEREST RATE SWAPS


         On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Interbank Offering Rate, or LIBOR, of 7%. For this coverage the Company collected in 1999 an amount of $347,000, which is included in other, net in the accompanying 1999 consolidated financial statements. Since then, as LIBOR has not exceeded 7%, there was no charge for the Company with respect to this interest rate cap agreement.


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

         The remaining nominal amount of all these interest rate swap agreements as of December 31, 2001 was $86.7 million. The annual amounts to mature over the next five years are as follows:

            -  2002 -- $8.4 million

            -  2003 -- $8.4 million

            -  2004 -- $18.4 million

            -  2005 -- $42.2 million

            -  2006 -- $9.3 million.

CRITICAL ACCOUNTING POLICIES

        IMPAIRMENT

        The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," which requires that long-lived assets and certain identifiable intangibles held and used or to be disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

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

        Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life, which is 25 years.

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

         NET REVENUE. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses), increased 62.4% to $102.5 million in the current year as compared to $63.1 million last year. This increase is mainly due to the expansion of the fleet as well as to the increase of almost 13.8% in the Company's average TCE rate in the current year to $16,769 from $14,743 in the last year, notwithstanding the decrease in the fleet's utilization to 95.2% in 2001 from 98.0% in 2000.

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

         VESSEL OPERATING EXPENSES. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 54.4% to $23.1 million in the current year from $15.0 million in 2000, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day increased 5.1% to $3,598 in the current year from $3,423 during the previous year.

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

         GENERAL AND ADMINISTRATIVE EXPENSES. The Company's general and administrative expenses increased 59.4% to $4.6 million for the current year as compared to $2.9 million in the previous year. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of a larger fleet and duties typically associated with public companies. The overhead burden per ship per day increased 8.5% to $714 during 2001 from $658 during 2000.

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

For the previous three quarters:

 2001                2ND QUARTER         3RD QUARTER         4TH QUARTER
 LOW                 12.16               11.60               12.10
 HIGH                21.90               17.50               16.25

For the previous six months:


               OCTOBER           NOVEMBER         DECEMBER          JANUARY          FEBRUARY        MARCH
               2001              2001             2001              2002             2002            2002
LOW            12.85             12.10            12.96             15.31            13.89           15.55
HIGH           15.10             13.22            16.25             16.50            15.97           16.72

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

FOREIGN EXCHANGE RATE FLUCTUATION

         The interna
ional tanker industry's functional currency is the U.S.
dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Greek drachmae and British pounds sterling, while we incur a significant portion of the cost of revenues in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We currently do not engage in any foreign currency hedging transactions, and do not believe that we need to enter into any foreign currency hedging transactions at this time.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.

ITEM 15. RESERVED.

ITEM 16. RESERVED.

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18. FINANCIAL STATEMENTS


         We have incorporated by reference in response to this item the report of the independent public accountants, the consolidated audited financial statements and the accompanying notes appearing on pages F-1 through F-27.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Public Accountants..................................................................F-2
Consolidated Balance Sheets for the years ended December 31, 2000 and 2001..................................................................................................F-3
Consolidated Statements of Stockholders Equity for the years ended
December 31, 1999, 2000 and 2001..........................................................................F-4
Consolidated Statements of Income for the years ended
December 31, 1999, 2000 and 2001..........................................................................F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999
2000 and 2001.............................................................................................F-6
Notes to Consolidated Financial Statements................................................................F-7
Schedule I -- Condensed Financial Information.............................................................F-27

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

ARTHUR ANDERSEN

Athens, Greece
February 1, 2002

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 2001
                    (Expressed in thousands of U.S. Dollars)


ASSETS                                                                                 2000           2001
------                                                                            ---------------  ------------
CURRENT ASSETS:
  Cash and cash equivalents (Note 2e)                                           $         26,464   $    34,417
                                                                                  ---------------  ------------
  Accounts receivable-
    Trade  (Note 2f)                                                                       4,323         7,678
    Other (Note 2g)                                                                          483         1,464
                                                                                  ---------------  ------------
                                                                                           4,806         9,142
                                                                                  ---------------  ------------

  Inventories (Note 2h)                                                                      415         1,380
  Prepayments and other                                                                      341         1,225
                                                                                  ---------------  ------------

        TOTAL CURRENT ASSETS                                                              32,026        46,164
                                                                                  ---------------  ------------

FIXED ASSETS:
  Advances for vessel acquisition / under construction (Notes 4 and 17)                       84        46,555
                                                                                  ---------------  ------------

  Vessels (Notes 2i, 2j, 5 and 8)                                                        321,306       569,978
  Accumulated depreciation (Notes 2k and 5)                                              (56,610)      (78,151)
                                                                                  ---------------  ------------
        NET BOOK VALUE                                                                   264,696       491,827

  Property and equipment, net (Note 2l)                                                      712           817
                                                                                  ---------------  ------------

        TOTAL FIXED ASSETS                                                               265,492       539,199
                                                                                  ---------------  ------------

DEFERRED CHARGES, NET (Notes 2m, 2o and 6)                                                 1,697         6,820
                                                                                  ---------------  ------------

        TOTAL ASSETS                                                            $        299,215  $    592,183
                                                                                  ===============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt (Note 8)                                    $         17,710  $     40,332
                                                                                  ---------------  ------------
  Accounts payable-
    Trade                                                                                  2,109         4,907
    Other                                                                                     42            65
                                                                                  ---------------  ------------
                                                                                           2,151         4,972
                                                                                  ---------------  ------------

  Income taxes payable (Note 15)                                                              15             3
  Accrued liabilities (Notes 2p and 7)                                                     1,417         2,018
  Accrued bank interest (Note 8)                                                           4,185         2,589
  Financial instruments fair value (Notes 2x, 2y and 14)                                       -         2,500
  Unearned revenue (Note 2t)                                                               1,089         3,459
                                                                                  ---------------  ------------

        TOTAL CURRENT LIABILITIES                                                         26,567        55,873
                                                                                  ---------------  ------------

LONG-TERM DEBT, NET OF CURRENT PORTION (NOTE 8)                                          183,082       326,862
                                                                                  ---------------  ------------

CONTINGENCIES (NOTE 9)

STOCKHOLDERS' EQUITY:
  Preferred stock, $ 0.01 par value; 20,000,000 shares authorized, none issued.                -             -
  Common stock, $ 0.02 par value; 25,000,000 shares authorized; 3,824,750,
  3,824,750 and 11,874,750 issued and outstanding at December 31, 2000 and
  2001, respectively (Note 10).                                                               76           237
  Additional paid-in capital                                                              55,064       149,970
  Accumulated other comprehensive income / (loss) (Notes 2c, 2x, 2y, 14 and 16)             (227)       (2,594)
  Retained earnings                                                                       34,653        61,835
                                                                                  ---------------  ------------

        TOTAL STOCKHOLDERS' EQUITY                                                        89,566       209,448
                                                                                  ---------------  ------------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $        299,215  $    592,183
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

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
        (Expressed in thousands of U.S. Dollars - except per share data)


                                                                             1999              2000              2001
                                                                         --------------   ---------------   ---------------
REVENUES:

REVENUE FROM VESSELS (NOTES 1 AND 2t)                                 $         68,539    $       68,575    $      111,198
   Commissions (Notes 2t and 3a)                                                (1,749)           (1,871)           (2,551)
                                                                         --------------   ---------------   ---------------
       REVENUE FROM VESSELS, NET                                                66,790            66,704           108,647
                                                                         --------------   ---------------   ---------------

EXPENSES:
   Voyage expenses (Note 2t)                                                     5,194             5,450             8,743
   Vessel operating expenses (Notes 2t and 2u)                                  15,188            14,959            23,093
   Depreciation (Notes 2k, 2l and 5)                                            15,425            15,441            21,755
   Impairment loss (Notes 2j and 5)                                              6,500                 -                 -
   Amortization of deferred charges (Notes 2l, 2n and 6)                           754             1,116               960
   General and administrative expenses (Notes 3b and 3c)                         2,939             2,876             4,583
                                                                         --------------   ---------------   ---------------
   OPERATING INCOME                                                             20,790            26,862            49,513
                                                                         --------------   ---------------   ---------------
OTHER INCOME (EXPENSES):
   Interest and finance costs  (Notes 2o, 6, 8, 12 and 14)                     (13,654)          (16,484)          (17,089)
   Interest income                                                                 629             1,056             1,555
   Foreign currency losses (Note 2d)                                               (56)              (31)             (129)
   Gain on sale of vessel (Note 13)                                                  -                32                 -
   Other, net                                                                       85             (200)               163
                                                                         --------------   ---------------   ---------------
   TOTAL OTHER INCOME (EXPENSES), NET                                          (12,996)          (15,627)          (15,500)
                                                                         --------------   ---------------   ---------------

NET INCOME                                                            $          7,794    $       11,235    $        34,013
                                                                         ==============   ===============   ===============
EARNINGS PER SHARE, BASIC (NOTES 2v AND 11)                           $           2.08    $         2.94    $          3.31
                                                                         ==============   ===============   ===============
WEIGHTED AVERAGE NUMBER OF SHARES, BASIC                                     3,750,205         3,824,750        10,290,028
                                                                         ==============   ===============   ===============
EARNINGS PER SHARE, DILUTED (NOTES 2v AND 11)                         $           2.08    $         2.94    $         3.29
                                                                         ==============   ===============   ===============
WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED                                   3,750,205         3,824,750        10,353,810
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

     (a) SHIP-OWNING COMPANIES DIRECTLY OWNED BY THE HOLDING COMPANY:


                                 COUNTRY OF       DATE OF         VESSEL NAME OR
         COMPANY                 INCORPORATION    INCORPORATION   HULL NUMBER       FLAG      DWT
         -------                 -------------    -------------   -----------       ----      ---

         Keymar Ltd.             Liberia          July 1998       KEYMAR            CYPRUS     95,822
         Takamar Ltd.            Liberia          July 1998       TAKAMAR           PANAMA    104,050
         Primar Shipping Ltd.    Liberia          May 1993        PRIMAR            CYPRUS     39,521
         Palmar Maritime Ltd.    Liberia          July 1993       CITY UNIVERSITY   CYPRUS     39,729
         Luxmar Ltd.             Liberia          February 2001   LUXMAR            PANAMA     45,999
         Rimar Ltd.              Liberia          February 2001   RIMAR             PANAMA     45,999
         Limar Ltd               Liberia          February 2001   LIMAR             PANAMA     46,170
         Almar Ltd.              Liberia          February 2001   ALMAR             PANAMA     46,162
         Jamar Ltd.              Liberia          February 2001   JAMAR             PANAMA     46,100
         Camar Ltd.              Liberia          February 2001   CAMAR             PANAMA     46,100
         Promar Ltd.             Liberia          February 2001   PROMAR            PANAMA     39,989
         Ermar Ltd.              Liberia          February 2001   ERMAR             PANAMA     39,977
         Allenmar Ltd.           Liberia          February 2001   ALLENMAR          PANAMA     41,570
         Capemar Ltd.            Liberia          February 2001   CAPEMAR           PANAMA     37,615
         Petromar Ltd.           Liberia          May 2001        PETROMAR          PANAMA     35,768
         Ambermar Ltd.           Liberia          December 2001   HULL NO. 1071           -         -
         Pearlmar Ltd.           Liberia          July 2000       HULL NO. 5210           -         -
         Jademar Ltd.            Liberia          July 2000       HULL NO. 5211           -         -
         Rubymar Ltd.            Liberia          July 2000       HULL NO. 5212           -         -
         Rosemar Ltd.            Liberia          July 2000       HULL NO. 5213           -         -
                                                                                              -------
                                                                                              750,521
                                                                                              =======


     (b) MARTANK SHIPPING HOLDINGS LTD. ("MARTANK"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship-owning companies:


                                 COUNTRY OF       DATE OF         VESSEL
         COMPANY                 INCORPORATION    INCORPORATION   NAME              FLAG      DWT
         -------                 -------------    -------------   ----              ----      ---
         Ariel Shipping
         Corporation             Liberia          January 1993    FULMAR            CYPRUS     39,521
         Colmar Ltd.             Liberia          July 1993       COLMAR            CYPRUS     39,729
         Nedimar Ltd.            Liberia          October 1993    NEDIMAR           LIBERIA    46,821
         Kliomar Ltd.            Liberia          August 1997     KLIOMAR           CYPRUS     96,088
         Polmar Ltd.             Liberia          October 1997    POLYS             CYPRUS     68,623
         Cleliamar Ltd.          Liberia          October 1994    CLELIAMAR         CYPRUS     68,623
         Jacamar Ltd.            Liberia          January 1999    JACAMAR           PANAMA    104,024
                                                                                              -------
                                                                                              463,429
                                                                                              =======

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

10.   STOCK OPTION PLAN:


      As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option equals $12.30. On October 11, 2001, 8,000 additional options to acquire common stock were granted to certain members of the Board of Directors. The exercise price of such options equals $13.52. The Company accounts for the Plan under APB opinion No. 25, according to which no compensation expense was recognized during 2001 as the exercise price was equal to the grant date fair value of the stock. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). The plan expires 10 years from March 6, 2001.


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



                                                          WEIGHTED                           WEIGHTED
                                                           AVERAGE                           AVERAGE
                                                           EXERCISE        OPTIONS           EXERCISE
                                           OPTIONS          PRICE        EXERCISABLE          PRICE
                                           -------       ----------      -----------         --------

Options granted, March 31, 2001             323,500        12.31               -                  -
 --      Exercised                                -          -                 -                  -
 --      Vested                                   -          -                 -                  -
 --      Cancelled                                -          -                 -                  -
Options granted, October 11, 2001             8,000        13.52               -                  -
 --      Exercised                                -          -                 -                  -
 --      Vested                                   -          -                 -                  -
 --      Cancelled                                -          -                 -                  -


  December 31, 2001                       331,500          12.31               -                  -



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

    STELMAR SHIPPING LTD.
    SCHEDULE I - CONDENSED FINANCIAL INFORMATION
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


          4.8 Loan Agreement, between Hamburgische Landesbank-Girozentrale and Nedimar Limited, dated June 28, 1995, as amended
                    (incorporated by reference to Exhibit 10.8 to the Company's
                    Registration Statement on Form F-1 (SEC Registration No.
                    333-13128))
          4.9 Loan Agreement, between Hamburgische Landesbank-Girozentrale and Ariel Shipping Corporation, dated June 28, 1995, as amended (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.10      Loan Agreement, between Nedship Bank N.V., and Jademar
                    Limited and Pearlmar Limited, for Hull No. 5210 and Hull No.
                    5211 (incorporated by reference to Exhibits 10.10 and 10.11 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.11 Loan Agreement, between Alpha Bank A.E. and Rubymar Limited for Hull No. 5212 (incorporated by reference to Exhibit
                    10.12 to the Company's Registration Statement on Form F-1
                    (SEC Registration No. 333-13128))
          4.12      [reserved]
          4.13      Loan Agreement, between The Royal Bank of Scotland plc and
                    Rosemar Limited, Palmar Maritime Ltd., and Primar Shipping
                    Limited for Hull No. 5213 and for refinancing a previous loan (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form F-1 (SEC
                    Registration No. 333-13128))
          4.14      Loan Agreement, between the Royal Bank of Scotland and
                    Petromar Ltd. dated June 6, 2001**
          4.15 Loan Agreement, between Hamburgische Landesbank-Girozentrale and Ambermar Limited dated February 19, 2002**
          4.16      Memorandum of Agreement between the Company and D'Amico
                    International Holding SAH, dated July 18, 2001, for the purchase of Hull No. 1071**
          4.17 The Company's 2001 Stock Option Plan (incorporated by reference to Exhibit 10.17 to the Company's Registration
                    Statement on Form F-1 (SEC Registration No. 333-13128))
          4.18      Shipbuilding Contract for the Construction and Sale of Hull
                    No. 5210, between the Company and Daewoo Heavy Industries
                    Ltd., dated July 13, 2000 (incorporated by reference to
                    Exhibit 10.18 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.19      Shipbuilding Contract for the Construction and Sale of Hull
                    No. 5211, between the Company and Daewoo Heavy Industries
                    Ltd., dated July 13, 2000 (incorporated by reference to
                    Exhibit 10.19 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.20      Shipbuilding Contract for the Construction and Sale of Hull
                    No. 5212, between the Company and Daewoo Heavy Industries
                    Ltd., dated July 13, 2000 (incorporated by reference to
                    Exhibit 10.20 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.21      Shipbuilding Contract for the Construction and Sale of Hull
                    No. 5213, between the Company and Daewoo Heavy Industries
                    Ltd., dated July 13, 2000 (incorporated by reference to
                    Exhibit 10.21 to the Company's Registration Statement on
                    Form F-1 (SEC Registration No. 333-13128))
          4.22      Lease Agreement, between Stelmar Tankers UK Limited and
                    Pierre-Ecureuil II, dated November 27, 1997 (incorporated by reference to Exhibit 10.22 to the Company's Registration
                    Statement on Form F-1 (SEC Registration No. 333-13128))


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


          4.36      Interest Rate Swap Agreement, between the Company and Fortis
                    Bank (Nederland) N.V. (incorporated by reference to Exhibit
                    10.36 to the Company's Registration Statement on Form F-1
                    (SEC Registration No. 333-13128))
          8.0 Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company's Registration Statement on Form
                    F-1 (SEC Registration No. 333-13128))
          10.1      Consent of Independent Public Accountants


   *
   **Previously filed.

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

Date: April 8, 2002