Form 20-F
period 2002-12-31
STELMAR SHIPPING LTD
filed 2003-06-19
CIK 1133882

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

(Mark One)

[   ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
                          ----------------------------------------------------

                                      OR

[ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              ------------------------------------------------

Commission file number File No. 001-15176
                       -------------------------------------------------------


                             STELMAR SHIPPING LTD.
------------------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)


------------------------------------------------------------------------------
                (Translation of Registrant's name into English)


                              Republic of Liberia
------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)


     Status Center, 2A Areos Street, Vouliagmeni GR 16671, Athens, Greece
------------------------------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.


                                                     Name of each exchange
            Title of each class                     on which registered

       common stock, par value $0.02 per share      New York Stock  Exchange
------------------------------------------------------------------------------


Securities registered or to be registered pursuant to section 12(g) of the Act.

                                     NONE
------------------------------------------------------------------------------
                               (Title of class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     NONE
------------------------------------------------------------------------------
                               (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

16,819,750 shares of common stock, par value $0.02 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes       X          No
                            --------          ---------


Indicate by check mark which financial statement item the registrant has elected to follow.

                    Item 17              Item 18    X
                             -------             --------

                               TABLE OF CONTENTS

                                                                          Page

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...................iv

   ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............1

   ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..........................1

   ITEM 3.  KEY INFORMATION..................................................1

   ITEM 4.  INFORMATION ON THE COMPANY......................................14

   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................30

   ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................40

   ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............45

   ITEM 8.  FINANCIAL INFORMATION...........................................46

   ITEM 9.  THE OFFER AND LISTING...........................................46

   ITEM 10. ADDITIONAL INFORMATION..........................................47

   ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
            MARKET RISK.....................................................59

   ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY
            SECURITIES......................................................60

   ITEM 13. DIVIDEND ARREARAGES AND DELINQUENCIES...........................60

   ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
            HOLDERS AND USE OF PROCEEDS.....................................60

   ITEM 15. CONTROLS AND PROCEDURES.........................................60

   ITEM 16. RESERVED........................................................61

   ITEM 17. FINANCIAL STATEMENTS............................................61

   ITEM 18. FINANCIAL STATEMENTS............................................61

   ITEM 19. EXHIBITS......................................................II-1

          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Matters discussed in this annual report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," and similar expressions identify forward-looking statements.

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

     In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of oil tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission and the New York Stock Exchange.

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

A. Selected Financial Data

     The following table sets forth our selected consolidated financial and other data for each of the periods indicated. The selected historical consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects", and the audited consolidated financial statements and notes thereto included elsewhere within this document.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated financial and other data summarize our historical consolidated financial information. The information as of and for each of the five years ended December 31, 2002 was derived from our audited consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles.

                Selected Consolidated Financial and Other Data

    (in thousands of U.S. dollars except per share, per day and fleet data)


                                               Audited
                                            Year Ended December 31,
                            ---------------------------------------------
                               1998        1999       2000            2001        2002
                               ----        ----       ----           ----         ----
Statement of Income Data:
Revenue from vessels......     $56,783     $68,539     $68,575      $111,198      $160,210
Revenue from vessels, net.      55,255      66,790      66,704       108,647       156,508
Voyage expenses...........       3,106       5,194       5,450         8,743         8,129
Vessel  operating
expenses  (1)..............     12,126      15,188      14,959        23,093        40,310
Depreciation (2)..........      12,089      15,425      15,441        21,755        34,644
Amortized deferred
  drydocking and
  establishment costs (3).         867         754       1,116           960         3,211
General and administrative
  expenses................       2,490       2,939       2,876         4,583         7,751
Impairment loss (4).......           0       6,500           0             0             0
Operating income..........      24,577      20,790      26,862        49,513        62,463
Interest  and finance
 costs, net..............       11,937      13,025      15,428        15,534        18,545
                                ------      ------      ------        ------        ------
Net income................     $12,414      $7,794     $11,235       $34,013       $43,286
                               =======      ======     =======       =======       =======

Balance  Sheet Data (at end
of period):
Cash and cash equivalents.     $13,331     $14,741     $26,464       $34,417       $36,123
Total assets..............     293,785     317,825     299,215       592,183       823,357
Long term  debt,  including
  current portion.........     215,720     231,181     200,792       367,194       488,609
Total stockholders equity.      70,755      78,415      89,566       209,448       312,148

Other Financial Data:
EBITDA (5)................     $37,533     $43,483     $43,434       $72,307      $100,318
Net   cash    provided   by
  operating activities....      27,549      25,033      30,529        50,233        74,575
Net  cash  from  (used  in)
  investing activities....    (106,877)    (38,833)     11,872      (295,462)     (258,278)
Net  cash  from  (used  in)
  financing activities....      82,203      15,210     (30,678)      253,182       185,409

Fleet Data:
Average number of vessels.         9.6        11.8        12.0          17.6          28.1
Number of  vessels  (at end
  of period)..............        11.0        12.0        11.0          22.0          31.0
Average   age   of   fleet,
  excluding    newbuildings
  (in years) (6)..........         6.6         6.6         6.9           8.1           7.2

Total operating days (7)..       3,419       4,224       4,282         6,110         9,912
Total  available  ship
days (8).....................    3,501       4,324       4,370         6,418        10,254
Average    daily    revenue
  earned (8)..............     $14,895     $14,245     $14,017       $15,566       $14,469
TCE per vessel per day (9)      15,700      14,995      14,743        16,769        15,341

Vessel operating expenses
  per ship
  per day (1).............      $3,464      $3,512      $3,423        $3,598        $3,931
Vessel overhead burden
  per ship
  per day (10)............         711         680         658           715           756

Operating   cash  flow
  per ship
  per day (11).......           10,721      10,056       9,939        11,266         9,783

Per Share Data:

Earnings per  share,
  basic (4)...............       $3.31       $2.08       $2.94         $3.31         $2.84
Earnings  per share,
  fully diluted..........         3.31        2.08        2.94          3.29          2.83
Weighted  average number of
  shares, basic...........    3,750,000  3,750,205   3,824,750    10,290,028    15,262,194
Weighted  average number of
  shares, fully diluted       3,750,000  3,750,203   3,824,750    10,353,810    15,314,250
Dividends per share.......            0          0           0             0             0




                          See footnotes on next page

(1) Vessel operating expenses are costs that vessel owners typically bear, including crew wages, vessel supplies, insurance, tonnage taxes, routine repairs and maintenance, including continuous special survey costs and other direct operating costs. We calculate vessel operating expenses per ship per day as the result of vessel operating expenses divided by the total number of available ship days.

(2) We compute depreciation using the straight-line method over the estimated useful life of the asset to its estimated scrap value. In the case of vessels, we estimate a useful life of 25 years from the date of their delivery from the builder.

(3) We defer costs associated with periodic drydockings and amortize them over the period to the next scheduled drydocking, usually two and one-half years.

(4) We recognized impairment in the carrying amount of one of our vessels in 1999. The effect of the impairment was to reduce our earnings per share by $1.66.

     (5) We define EBITDA as net income plus net interest, income taxes, depreciation, impairment, amortization, foreign exchange gains (losses), gains (losses) on disposition of assets and other minor non-operating expenses. EBITDA reflects cash available to meet our debt service, capital expenditures, drydocking costs and other non-operating cash needs. You should not consider only EBITDA or think of it as a substitute for net income (loss), cash flows from operations or other measures of liquidity determined in accordance with Generally Accepted Accounting Principles, or GAAP. GAAP does not recognize EBITDA. Not all companies calculate EBITDA in the same way. We believe, however, that EBITDA is relevant because some investors may use it to analyze our operating performance and ability to service our debt.

     EBITDA was calculated as follows:

                                Year Ended December 31,
                           1998     1999      2000     2001      2002
                           ----     ----      ----     ----      ----
     Net income          12,414    7,794    11,235   34,013    43,286
     Interest and        12,468   13,654    16,484   17,089    18,826
     finance cost
     Interest income      (531)     (629)   (1,056)  (1,555)     (281)
     Depreciation        12,089   15,425    15,441   21,755    34,644
     Impairment loss          0    6,500         0        0         0
     Amortization           867      754     1,116      960     3,211
     Other items (a)        226      (15)      214       45       632
                         ----------------------------------------------
     EBITDA              37,553   43,483    43,434   72,307   100,318
                         ==============================================

     (a) Other items consist of foreign exchange gains (losses), gains (losses) on disposition of assets and other minor non-operating expenses.

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

(9) The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days. On a fleet basis we calculate TCE per vessel per day by dividing revenue from vessels net of voyage expenses with the total operating days.

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

Industry Specific Risk Factors
------------------------------

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

     The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o    demand for oil and oil products;

     o    global and regional economic conditions;

     o    the distance oil and oil products are to be moved by sea; and

     o    changes in seaborne and other transportation patterns.

     The  factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels; and

     o    the number of vessels that are out of service.

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

     These requirements can affect the resale value or useful lives of our vessels. As a result of accidents such as the recent oil spill relating to the loss of the m.t. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us, we believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

     The carrying amount of our vessels on our financial statements does not necessarily reflect their fair market value, which can fluctuate significantly. The fair market value of tankers may increase and decrease depending on the following factors:

     o    general  economic  and  market   conditions   affecting  the  tanker
          industry;

     o    competition from other shipping companies;

     o    types and sizes of vessels;

     o    other modes of transportation;

     o    cost of newbuildings;

     o governmental or other regulations including required phase-outs of non-double hull tankers;

     o    prevailing level of charter rates; and

     o    technological advances.

     When each of our tankers reach 15 years of age we consider carefully the future ownership life of these vessels. Factors considered are the condition and future tradability of the vessels as well as the capital investment needed to continue to operate and maintain the vessels to the highest industry standards. After taking these factors into account, we did not sell three of our tankers that reached 15 years of age over the past year. An additional eight tankers in our current fleet will reach 15 years of age in the next two years. If we determine at any time that a vessel's future limited useful life and earnings requires us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholder's equity. If for any reason we sell tankers at a time when tanker prices have fallen, the sale may be less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

Company Specific Risk Factors
-----------------------------

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

     If the market value of our fleet declines, we may not be able to refinance our debt or obtain future financing. Also, declining vessel values could cause us to breach some of the covenants under our financing agreements. If we are unable to pledge additional collateral, or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our fleet.

Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose our tankers

     We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. As of December 31, 2002, we had total indebtedness of $488.6 million and a ratio of indebtedness to total capital of 61%. As we expand our fleet, we will need to incur additional indebtedness. Our inability to service our debt could lead to acceleration of our debt and the foreclosure of our fleet.

Our loan agreements contain restrictive covenants which may limit our liquidity and corporate activities and prevent proper service of debt, which could result in the loss of our tankers

     Our  loan   agreements   impose   significant   operating  and  financial
restrictions on us. These restrictions may limit our ability to:

     o    incur additional indebtedness;

     o    create liens on our assets;

     o    sell capital stock of our subsidiaries;

     o    make investments;

     o    engage in mergers or acquisitions;

     o    pay dividends and make capital expenditures;

     o change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

     o    sell our vessels.

     Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

Our earnings may be adversely affected if we do not successfully employ our tankers on long-term time charters or use them profitably on the spot market

     We seek to deploy our tankers both on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2002, 27 tankers in our current fleet are contractually committed to time charters, with the remaining terms of these charters ranging from one month to four and a half years. Ten of the tankers in our total fleet completed their current time charters during 2002. In terms of net operating days, 78% and 37% of our fleet's capacity are covered by time charters for 2003 and 2004, respectively. While the spot market for tankers has recently improved, if market rates drop to previous lower levels, that could substantially adversely affect our earnings as vessels complete their current time charters. If we cannot recharter our vessels successfully on long-term time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. In addition, although our time charters provide steady streams of revenue, our tankers committed to time charters may not be available for spot voyages during an eventual upswing in the tanker industry cycle, when spot voyages might be more profitable.

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

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

     We have historically derived a significant part of our revenue from a small number of charterers. During 2002, approximately 22% of our revenue derived from two charterers and in 2001, approximately 47% of our revenue for our fleet derived from three charterers. Seven of the tankers in our current fleet operate under time charters with Adam Maritime Corporation, a subsidiary of Glencore International AG, which provided 17.4% of our revenue in 2002 and ST Shipping, a company related to Adam Maritime Corporation, which provided 4.8%. The occurrence of any problems with these charterers may adversely affect our revenues.

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

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

     From 2001 to 2002, we more than doubled the number of vessels in our fleet. During 2002, we received delivery of six Panamax newbuildings and three modern Handymax tankers. Our fleet expansion will continue with the purchase of the five Panamax tanker newbuildings under construction in South Korea, which are scheduled to be delivered during the period from November 2003 through July 2004, as well as the purchase of the six Handymax newbuildings which are scheduled to be delivered between December 2003 and September 2004. In addition to depending on our ability to procure funding, our growth will also depend on our ability to:

     o    identify and consummate acquisitions or joint ventures;

     o integrate any acquired business successfully with our existing operations;

     o    identify new markets;

     o    manage expansion; and

     o    obtain required financing.

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

     Our success depends to a significant extent upon the abilities and efforts of our management team. Most of our senior executives have each been with us for over seven years and have significant industry experience. We do not currently have long term employment contracts with any of our senior executives, including Peter Goodfellow, our Chief Executive Officer, Stamatis Molaris, our Chief Financial Officer, Kostas Manoudakis, our Technical Manager, and George Dienis, our Operations Manager. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

     We employ approximately 900 seafarers and 63 land-based employees in the Athens and London offices. The employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition

     If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

     On February 1, 2003, M/T Keymar was grounded by strong winds and was subsequently refloated. She is currently undergoing major repairs, the cost of which is covered by her underwriters. The vessel is estimated to remain out of operations until August 2003.

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

     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2002, our fleet included 11 vessels more than 10 years of age. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

     Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our tankers age, market conditions will justify those expenditures or enable us to operate our tankers profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their net carrying amount at that time.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price

     The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

     o    marine disaster;

     o    piracy;

     o    environmental accidents;

     o    cargo and property losses or damage; and

     o business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

     Any of these circumstances or events could increase our costs or lower our revenues. For instance, in Venezuela, an oil industry strike has lessened the flow of oil to the United States and, therefore, the demand for oil on that route. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

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

Maritime claimants could arrest our tankers, which could interrupt our cash flow

     Crew members, suppliers of goods and services to a tanker, shippers of cargo and other parties may be entitled to a maritime lien against that tanker for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a tanker through foreclosure proceedings. The arrest or attachment of one or more of our tankers could interrupt our cash flow and require us to make significant payments to have the arrest lifted.

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

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

     We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

Existing stockholders, who hold approximately 28% of our common stock, can exert considerable control over us, which may limit your ability to influence our actions

     Our former chairman, Stelios Haji-Ioannou, his brother, Polys Haji-Ioannou, and his sister, Clelia Haji-Ioannou, own, directly or indirectly, approximately 28% of our outstanding shares of common stock. While they have no agreement, arrangement or understanding relating to the voting of their shares of common stock, they may have the effective power to elect all of the members of the board of directors and to control the vote on substantially all other matters, including significant corporate actions, without the approval of other stockholders, including you.

We may have to pay tax on United States source income, which would reduce our earnings

     Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross or net shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of its gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. tax return reporting purposes. However, there are several risks that could cause us to become taxed on our U.S. source income. Our former chairman, Stelios Haji-Ioannou, and his brother and sister have combined holdings of approximately 28% of our outstanding stock. There is a risk that we could no longer qualify under the statutory tax exemption if these individuals or other shareholders with a five percent or greater interest were to combine to own 50% or more of our outstanding shares of common stock. In addition, due to the absence of final Treasury regulations or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition

     At December 31, 2002, a significant portion of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2002, we have interest rate cap and swap agreements expiring between 2005 and 2006 for approximately 25.5% of the then outstanding principal amounts of our loans that may mitigate some of this exposure.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

     We are a Liberian corporation. Our articles of incorporation and bylaws and the Business Corporation Act of Liberia 1976 govern our affairs. While the Liberian Business Corporation Act resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.

ITEM 4.


Information On The Company

Our Fleet

      We are Stelmar Shipping Ltd., an international tanker company. Our total fleet, including the five Panamax tankers under construction, is as follows:


                    Year                 Hull      Sister   Charter
Name                Built    DWT        Type(1)    Ships    Type
----                -----    ---        -------    -----    ----

Handymax
--------

Ambermar            2002     35,700     DH         A        TC to Aug. 2003 (2)
Petromar            2001     35,768     DH         A        TC to Jan. 2003
Maremar             1998     47,225     DH         B        TC to March 2005
Aquamar             1998     47,236     DH         B        TC to Aug. 2004
Rimar               1998     45,999     DH         C        TC to Aug. 2002
Luxmar              1998     45,999     DH         C        TC to Aug. 2003
Limar               1996     46,170     DH         C        TC to Oct. 2004
Almar               1996     46,162     DH         C        TC to Dec. 2006
Nedimar             1996     46,821     DH         C        TC to Mar. 2003
Fulmar              1989     39,521     DS         D        TC to Jul. 2002
Primar              1988     39,521     DS         D        TC to Nov. 2002
Allenmar            1988     41,570     DS                  TC to Jul. 2002
Camar               1988     46,100     DH         E        TC to Sep. 2002
Jamar               1988     46,100     DH         E        TC to April 2003
Ermar               1988     39,977     DS         F        TC to Dec. 2003
Promar(3)           1988     39,989     DS         F        Spot Market
Capemar             1987     37,615     DS                  Spot Market
City University     1987     39,729     DS         G        Spot Market
Colmar              1987     39,729     DS         G        Spot Market
                            -------
Subtotal dwt                806,931

Panamax
-------

Hull 5239*+
Hull 5240*+
Hull 5241*+
Hull 5242*+
Hull 5243*+
Goldmar*            2002     69,700     DH         H        TC to May 2007
Silvermar*          2002     69,700     DH         H        TC to June 2007
Rubymar*            2002     69,697     DH         H        TC to April 2004
Rosemar*            2002     69,697     DH         H        TC to May 2004
Pearlmar*           2002     69,697     DH         H        TC to Jan. 2004
Jademar*            2002     69,697     DH         H        TC to Mar. 2004
Cleliamar*          1993     68,623     DH         I        TC to Jan. 2003
Polys*              1993     68,623     DH         I        TC to Dec. 2002
                            -------
Subtotal dwt                555,434

Aframax
-------

Jacamar             1999    104,024     DH         J        TC to Feb. 2006
Takamar             1998    104,000     DH         J        TC to Sep. 2005
Keymar*             1993     95,822     DH                  TC to Oct. 2004
Kliomar*            1989     96,088     SH                  TC to Jan. 2003
                           ---------
Subtotal dwt                399,934

                           ---------
Total dwt                 1,762,299


Average Age of Fleet (4)  7.2 years


     *    Tankers that can only carry dirty cargoes, namely crude oil.

     + Tankers currently under construction and scheduled for delivery during the period from November 2003 through July 2004.

(1) DH is a double-hulled vessel constructed with double sides and a double bottom; DS is a double-sided vessel constructed with double sides but is not equipped with a double bottom; and SH is a single hull vessel that has neither double sides nor a double bottom.

(2)  TC means time charter.

(3)  Sold after December 31, 2002.

(4)  Average  age  of  fleet  calculated  on  basis  of  dwt,   excluding  the
     newbuildings to be delivered during the period from November 2003 through July 2004.

General

     We   are developing our fleet with a primary focus on:

     o    Handymax  tankers,   which  primarily  transport  refined  petroleum
          products; and

     o    Panamax tankers, which primarily transport crude oil.

     As of December 31, 2002 we own and operate our current fleet of 31 tankers with a total cargo carrying capacity of approximately 1.8 million dwt, which includes:

     o    19 Handymax tankers;

     o    8 Panamax tankers; and

     o    4 Aframax tankers.

     In addition, we have contracted for the construction of five Panamax tankers with Daewoo shipyards in South Korea which are scheduled to be delivered during the period from November 2003 through July 2004. The total contract cost is $153.8 million.

     We have also agreed to purchase six high specification double-hull Handymax newbuildings being constructed for privately owned Greek shipping interests. These new vessels will be delivered between December 2003 and September 2004 at a total contract price of approximately $173.2 million.

     We own one of the world's youngest and, due to the highly fragmented market, largest, Handymax and Panamax tanker fleets. We have consistently operated profitably since 1995, despite the highly cyclical nature of the tanker industry.

     Since our inception, we have pursued a program of growth through the purchase of newly constructed and modern secondhand small-to-medium-sized tankers, with an increasing recent focus on Handymax and Panamax tankers. Over the past four years, we have expanded the size and carrying capacity of our current fleet from 826,501 dwt to 1,762,299 dwt, and the average age of our current fleet by dwt as of December 31, 2002 was approximately 7 years, as compared to approximately 14 years for the world tanker fleet. With the addition of the five newly-built Panamax tankers and the six Handymax newbuildings currently under construction, the total cargo carrying capacity of our fleet will increase to 2.4 million dwt and the average age of our total fleet by dwt at the completion of delivery will be 6 years.

     We believe we have established a reputation in the international tanker industry for maintaining a fleet with high standards of performance, reliability and safety. We have conducted business with substantially all of the major oil companies, such as ExxonMobil, Shell International Petroleum Company, BP Amoco plc and Chevron Texaco, Corp. These companies have previously vetted and chartered our vessels, and we believe that our vessels will continue to qualify for future service with these companies. Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, Citgo, ExxonMobil, and Famm, a commercial arm of Chevron Texaco Corp. In 2002, we derived approximately 22% of our revenues from the following charterers:

     o    Adam Maritime  Corporation,  a subsidiary of Glencore  International
          AG; and

     o    ST Shipping, a company related with Adam Maritime Corporation.

     We have historically achieved consistent cash flows and high utilization rates by chartering most of our tankers for fixed periods of time under time charters, ranging from one to seven years. We also stage our time charters so that they expire at different times in order to mitigate the effects of the cyclical tanker charter market. We generated approximately 94.7% of our net revenues in 2002 from time charters. Our two newest Panamax tankers which were delivered during the second quarter of 2002 are already operating under five-year time charters.

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

Strategy

     The  following characterize the international tanker industry:

     o    high fragmentation among vessel owners;

     o    significant   volatility   resulting  in  part  from  OPEC  members'
          production fluctuations;

     o increasing international emphasis on environmental safety in oil tanker operations; and

     o    an aging world tanker fleet.

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

     We believe we can maximize operating cash flow and return on our investments through a six-part strategy:

     o Operate a Modern, Well-Maintained Fleet. We believe that we operate one of the world's most modern and well-maintained Handymax and Panamax tanker fleets. We intend to continue to operate a young fleet through selective acquisitions of newly-built and modern, high quality, secondhand Handymax and Panamax tankers, and by considering disposal of our older vessels and employing a rigorous maintenance program.

     o    Operate  a  Significant  Fleet  in  Selected  Markets.  We  focus on
          Handymax tankers that primarily carry refined oil products and Panamax crude oil tankers because rates for those tankers have historically been less volatile than rates for larger tankers. Due to the highly fragmented market, our current fleet of 19 Handymax tankers and 8 Panamax tankers constitutes one of the world's largest modern Handymax and Panamax tanker fleets. The 6 Handymax and 5 Panamax newbuildings will add to that fleet when they are delivered.

     o Capitalize on Our Established Reputation for High Operating Standards. We believe that charterers consider factors other than cost when chartering a vessel, including the vessel manager's reputation. We believe that we have established a reputation in the international tanker industry for maintaining high standards of performance, reliability and safety. This will aid us in establishing relationships with charterers who are concerned with reputation and safety records when chartering vessels.

     o Achieve High Utilization Rates Through Emphasis on Time Charters. By emphasizing time charters, we aim to minimize downtime and attempt to maintain consistent cash flows in a cyclical industry. We believe that operating Handymax and Panamax tankers offers us greater opportunities for period employment.

     o Maintain Low-Cost, Highly Efficient Operations. We believe we are a cost-efficient and reliable international tanker operator because of the strength of our management team. It is our objective to reduce operating costs through constant evaluation of each vessel's performance and concurrent adjustment of operating and chartering procedures to maximize each vessel's profitability.

     o Continue Long-Term Relationships with Major End Users. We have actively developed and maintained relationships with major private oil companies, oil traders and state-owned oil companies. As part of a continuous dialogue, we make in-person presentations to these major end-users, maintain ongoing telephonic and electronic contact and encourage frequent on-site visits.

Fleet Characteristics

     The tankers in our current fleet, including the five Panamax newbuildings currently under construction and scheduled to be delivered during the period from November 2003 through July 2004, and the six Handymax newbuildings, have a total cargo capacity of 2.4 million dwt. As of December 31, 2002, the average age of our current fleet was 7.2 years, while, according to industry sources, the average age of the world's tanker fleet was 14.0 years.

     Many of our vessels are sister ships. This increases our operating efficiencies because technical knowledge and spare parts can be applied to all vessels in a series. It also provides some scheduling flexibility and greater economies of scale.

     As of December 31, 2002, the vessels in our current fleet that are sister ships are as follows:

     o    Ambermar and Petromar;

     o    Maremar and Aquamar;

     o    Polys and Cleliamar;

     o    Rubymar, Rosemar, Pearlmar, Jademar, Goldmar and Silvermar;

     o    Jacamar and Takamar;

     o    Rimar, Luxmar, Limar, Almar, and Nedimar;

     o    Fulmar and Primar;

     o    Camar and Jamar;

     o    Ermar and Promar; and

     o    Colmar and City University.

     All of the five newbuilding Panamax tankers that we have contracted to have constructed will be sister ships to the Rubymar, Rosemar, Pearlmar, Jademar, Goldmar and Silvermar.

Chartering of the Fleet

     We have historically chartered most of our vessels for fixed periods of approximately one to seven years. Under the terms of these charters, the charterer designates the cargo, trade route and schedule and bears bunkers and port costs, while we are responsible for maintaining and operating the vessel, including provision of the crew. Approximately 94.7% of our revenue in 2002 was derived from time charters. Twenty-seven of our vessels (including those currently under construction) operate on time charters with expiration dates from January 2003 through June 2007 and four trade in the spot market. We have arranged for time charters for four of the five Panamax newbuildings scheduled for delivery during the period from November 2003 through July 2004. We also trade in the spot market to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends.

Customers

     Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, Citgo, ExxonMobil and Famm, a commercial arm of ChevronTexaco Corp. In 2002, we derived approximately 22% of our revenue from the following charterers:

     o    Adam Maritime  Corporation,  a subsidiary of Glencore  International
          AG; and

     o    ST Shipping, a company related with Adam Maritime Corporation.

Management of the Fleet

     We provide in-house most of the operations, chartering, ship maintenance, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering and brokerage staff is located in London, England, while our fleet management personnel are located in Athens, Greece. Our staff in London makes recommendations to our senior management in Greece regarding the chartering of our vessels as well as identifying when opportunities arise to buy or sell a vessel. Virtually all of our technical management functions are conducted through our office in Greece, including activities such as:

     o    supervising the maintenance and general efficiency of the vessels;

     o    crewing;

     o    arrangement of bunkers;

     o    arrangement and supervision of drydocking and repairs;

     o    alterations and the upkeep of the vessels;

     o    arrangement   of  the  supply  of  necessary   stores,   spares  and
          lubricating oil; and

     o    appointment of supervisors and technical consultants.

     We have done business with substantially all the major oil companies, which have vetted and chartered our vessels in the past. We believe our vessels will continue to qualify for service in the future.

     Our fleet's management is overseen by the Chief Executive Officer, a former Fleet Operations Manager of Esso Petroleum Co. Ltd., the marine affiliate of ExxonMobil. Our management subsidiary in Piraeus received its International Safety Management, or ISM, certification in 1994 from the American Bureau of Shipping, one of the first tanker managers to do so, and well in advance of the 1998 deadline for doing so.

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

The International Tanker Industry

     The international tanker industry provides seaborne transportation of crude oil and refined petroleum products for the oil market. The two main types of operators that provide transportation services in the tanker market are:

     o    major oil companies; and

     o    independent shipowners.

     They provide transportation services for end users such as:

     o    oil companies;

     o    oil traders;

     o    petroleum product producers; and

     o    government agencies.

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

     The major oil companies, as well as other charterers, each have their own vetting systems and criteria. The Oil Companies' International Maritime Forum, which has consultative status with the IMO, provides technical and operational guidelines for the vetting process. In 1993, the Oil Companies' International Maritime Forum introduced the Ship Inspection Report Program, which is comprised of a readily accessible pool of technical information concerning the condition, operational procedures and physical details of tankers. In addition, the Oil Companies' International Maritime Forum promulgates a "vessel particulars questionnaire" used in the vetting process. Although the procedure varies from company to company, when conducting the vetting process, a charterer may:

     o    conduct a physical inspection;

     o    obtain a completed "vessel particulars questionnaire;"

     o    obtain Ship Inspection Report Program reports;

     o    review owner audits;

     o    obtain feedback from other charterers;

     o    review market intelligence and casualty data; and

     o consider any recent management, manning or classification society changes as well as the owner's reputation.

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

     Tanker Categories

     Tanker vessels generally fall into one of six major types of vessel classifications based upon carrying capacity:

     o ULCCs (Ultra Large Crude Carriers), with a cargo carrying capacity of 320,000 dwt or more;

     o VLCCs (Very Large Crude Carriers), with a cargo carrying capacity of approximately 200,000 to 320,000 dwt;

     o Suezmax tankers, with a cargo carrying capacity of approximately 120,000 to 200,000 dwt;

     o Aframax tankers, with a cargo carrying capacity of approximately 80,000 to 120,000 dwt;

     o Panamax tankers, with a cargo carrying capacity of approximately 50,000 to 80,000 dwt;

     o Handymax tankers, with a cargo carrying capacity of approximately 30,000 to 50,000 dwt; and

     o Handysize tankers, with a cargo carrying capacity of approximately 10,000 to 30,000 dwt.

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

     Supply and Demand -- General

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

     Tankers transport over 80% of oil shipped internationally. Demand for oil tankers is related to the demand for crude oil and refined petroleum products and the distance between points of production and points of consumption. Demand for crude oil and refined petroleum products is, in turn, affected by, among other things:

     o general economic conditions, which include increases and decreases in industrial production and transportation;

     o    oil prices;

     o    environmental concerns;

     o    climate;

     o    competition from alternative energy sources; and

     o    regulatory environment.

     The supply of tanker capacity is a function of the number of tankers delivered to the fleet relative to the number of tankers permanently taken from service when they become technically or economically obsolete. Currently, it takes approximately 18 to 36 months from the time a building contract is entered into before a newbuilding is delivered. Other factors affecting the supply of tankers include

     o the number of combined carriers, or vessels capable of carrying oil or dry bulk cargoes, carrying oil cargoes;

     o    the number of newbuildings on order and being delivered;

     o the number of tankers in lay-up, which refers to vessels that are in storage, drydocked, awaiting repairs or otherwise not available or out of commission; and

     o the number of tankers scrapped for obsolescence or subject to casualties.

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

Environmental and Other Regulations

     Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

     We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations.

     Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies.

Environmental Regulation -- IMO

     The IMO has adopted regulations which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

     o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o 30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

     o    all tankers will be subject to enhanced inspections.

     Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     As of December 31, 2002, we owned one single-hull tanker. Under the current regulations, this tanker will be able to operate until its 25th year anniversary in 2014 before being required to be scrapped or retrofitted to conform to these international environmental standards. Compliance with the new regulations regarding inspections of all tankers, however, could adversely affect our operations.

     The IMO has approved an accelerated time-table for the phase-out of single-hull oil tankers. The new regulations which took effect in September 2002, require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the new regulations, the maximum permissible age for single-hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. Also, more stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige. The m.t. Prestige was a 26-year old single-hull tanker owned by a company not affiliated with us. The m.t. Prestige disaster could lead to proposals to accelerate the phasing out of single-hull tankers.

     The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we have developed.

     The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

     Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

     The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental
Response, Compensation and Liability Act

     OPA established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

     Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity;

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

     o    loss of subsistence use of natural resources.

     OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

     These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

     We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

     Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

     Currently, one of our tankers, the Kliomar, will be required to be phased out in accordance with OPA on January 1, 2010. Eight of our tankers, the Fulmar, the Primar, the Colmar, the City University, the Allenmar, the Promar, the Ermar and the Capemar will be subject to OPA phase-out on January 1, 2015.

Other Regulation

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that will come into effect on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.1 million plus $858 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.1 million. The current maximum amount under the 1992 protocol is approximately $81.2 million. As the convention calculates liability in terms of Special Drawing Rights, or SDRs, a unit of account pegged to a basket of currencies, these figures are based on a conversion rate on January 13, 2003 of 1 SDR= $1.36025. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

     The European Union is considering legislation that would: (1) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities at least twice in the past six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety or the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double-hull tankers on the same schedule as that required under OPA. The European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single-hull tankers in line with the schedule adopted by the IMO. Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

     In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

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

     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by the American Bureau of Shipping or Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Property, Plant and Equipment

     We have no freehold interest in any real property. We lease office space in Athens, Greece and in London, England. The Athens office comprises approximately 723 square meters and is leased for a term of 3 years from February 2002 at a rate of $216,000 per year from an unaffiliated third party. The London office comprises approximately 115 square meters and is leased for a term of ten years from January 1, 2003 at a rate of 32,188 British pounds per year from an unaffiliated third party.

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

ITEM 5. Operating and financial review and prospects

General

     The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet consists of 42 vessels, including five Panamax and six Handymax tanker newbuildings under construction in South Korea, which are scheduled to be delivered during the period from November 2003 through September 2004.

     The total cargo carrying  capacity of the current fleet is  approximately
2.4 million dwt.

     During the year ended December 31, 2002, approximately 94.7% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 75% during the previous year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the years ended December 31, 2002 and 2001 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

     The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. The entire acquired fleet financed through the recent follow-on offering proceeds trades under time charters. More specifically, 78% and 37% of the fleet's capacity, in terms of net operating days, for 2003 and 2004, respectively, are covered by time charters.

     The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. For the most part of 2002, tanker charter rates remained depressed. However, during the last quarter of 2002 tanker demand has been driven by short term factors relating to war-related fears and the disruption of Venezuelan oil production. In October 2002, the Prestige spill took place leading to increased demand for modern tonnage in Europe and renewing the call for a more rapid phase-out of existing single hull tankers.

     As a result of these developments, the tanker market has improved. Product tanker rates have increased from a low $9,000 per day to more than $20,000 per day during the last quarter of 2002. The time charter strategy employed by the Company has provided the Company with significant insulation from the general market decline experienced during most of 2002. However, the "lead-and-lag" effect of this time charter strategy did not allow the Company to capitalize on the increased rates experienced during the last quarter.

     As we enter the first quarter of 2003, the Company has four Handymax vessels operating in the spot market with another three Handymax vessels coming off from their time charter arrangements. The current bullish market environment should positively affect the performance of these Handymax vessels.

Recent Developments

     Agreements to Have Constructed Five Additional Panamax Tankers and Six Additional Handymax Tankers are discussed in the section entitled "Expected Additional Capital Commitments"

     The Company has completed its recent follow-on offering as of April 17th, 2002 under which it sold 4,930,000 shares for $14 each and raised gross proceeds of $69.2 million. The net proceeds (after payment for underwriters' fees and legal and audit expenses) were $64.8 million.

     The major portion of these proceeds was used to fund the acquisition of two newly-built Panamax tankers, the Goldmar and the Silvermar, by investing $26.3 million, as well as two modern double-hull Handymax tankers, the Maremar and the Aquamar, by investing $17.6 million. An additional $14.8 million was paid to fund the 10% advance payment to the yard upon the signing of the recent newbuilding contract under which we will have constructed a further five newbuilding Panamax tankers in Daewoo shipyards.

     The unused balance of the net proceeds from the follow-on offering as of December 31, 2002 was approximately $6.1 million.

     The Handymax tankers have a cargo carrying capacity of approximately 47,000 dwt and were built in 1998. The first Handymax tanker, the Maremar, was delivered at the end of June 2002 and her sistership, the Aquamar, was delivered in mid-July 2002. Both Handymax tankers currently trade under long-term time charters, each earning approximately $14,000 per day.

     Each of the newly built Panamax tankers have a cargo carrying capacity of 69,697 dwt and were built in 2002. The first Panamax tanker, the Goldmar, was delivered at the end of May 2002 and her sistership, the Silvermar, at mid-June 2002. Both Panamax tankers immediately entered into a five year time charter, each earning $18,500 per day.

     In January, March, April and May 2002, the Company also took delivery of the last four Panamax tanker newbuildings that the Company had contracted to have built in July 2000. In this respect, upon their delivery from the shipyard, all four Panamax tankers immediately entered into two year time charters. Under these time charters, the Pearlmar and the Jademar are each earning $18,500 per day, and the Rubymar and the Rosemar are each earning $17,500 per day. The cost of these four Panamax tanker newbuildings was funded with pre-arranged debt and the balance from retained earnings.

     In February 2002 the Company also took delivery of the Handymax tanker the Ambermar, which currently trades under a short time charter earning $16,500 per day.

     In February 2003 the Company acquired six Handymax newbuilding contracts for a total consideration of $173.2 million. These Handymax tanker newbuildings will be constructed in STX shipyard of South Korea from December 2003 through September 2004. The Company has paid an amount equal to $23.7 million in cash and the Company will issue shares worth $6.4 million to the sellers to finalize the acquisition of those contracts.

     In May 2003 we sold the Promar, a 1988-built, double-sided Handymax tanker at a non-operating loss of approximately $7 million.

     Interest Rate Swaps

     On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Interbank Offering Rate, or LIBOR, of 7%. Since LIBOR has not exceeded 7%, there was no charge for the Company with respect to this interest rate cap agreement for the years 2000, 2001 and 2002.

     On October 26, November 30 and December 20, 2000, the Company concluded three interest rate swap agreements (the first two with effective dates of December 11, 2000 and the third with an effective date of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88%, respectively.

     On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements, the Company has fixed interest rates at 4.25% and 4.77%, respectively.

     On July 10, 2002, the Company concluded two interest rate swap agreements with effective dates as of September 13, 2002. Both interest rate swap agreements are for a period of five years for an amount of $23.6 million each. Under these agreements, the Company has fixed interest rates at 4.20% and 4.38%, respectively.

     The remaining nominal amount of all these interest rate swap agreements as of December 31, 2002, was $124.6 million. The annual amounts to mature over the next five years are as follows:

o 2003--$11.8 million (average swap rate 5.39%)
o 2004--$21.8 million (average swap rate 4.78%)
o 2005--$45.6 million (average swap rate 5.92%)
o 2006--$12.7 million (average swap rate 4.66%)
o 2007--$32.7 million (average swap rate 4.30%)

Critical Accounting Policies

     Vessels Depreciation

     The Company's vessels are depreciated on a straight-line basis over the vessels' remaining useful lives, after considering the estimated residual value (US Dollars 210 per LWT ton). Management estimates the useful life of the Company's vessels to be 25 years and this is a common life expectancy applied in the shipping industry. In view of the IMO-implemented new regulations and the recent call from the European Union for the accelerated phase-out of single hull tankers after the spill resulting from the sinking of "Prestige", the Company's management has re-evaluated the useful life of its single hull vessel the Kliomar and effective January 1, 2003, estimates it to be 21 years. If the estimated economic life is incorrect an impairment loss could result in future periods.

     Impairment

     The U.S. Financial Accounting Standards Board issued SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supersedes SFAS 121 "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company adopted SFAS 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of December 31, 2002, indicated that no impairment loss should be recognized over the Company's vessels.

     Accounting for Dry Docking

     Dry-docking costs are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age and typically coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and half years or five years, as applicable, or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale.

     Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life.

     Accounting for Revenue and Expenses

     Revenues are generated from freight billings and time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after each period or year-end.

     Accounting for P&I Back Calls

     The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the consolidated balance sheets.

     P&I Clubs, which provide insurance for accidents, pollution, crew, etc., assess their results each year and seek supplementary amounts from their members to cover any shortfall within the previous three years. Indications of likely supplementary calls, which are expressed as percentages of the known basic charge for the year, are notified to P&I Club members at various stages during the year and provide a reasonable basis for an accrual, although final actual calls for any given year may differ substantially from what is estimated. For year 2002, no P&I back calls are anticipated due to the Club's change of billing policy.

Results of Operations

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     The Company recorded net income of $43.3 million, or $2.83 per fully diluted share, in the year ended December 31, 2002, compared to net income of $34.01 million, or $3.29 per fully diluted share, in the year ended December 31, 2001. The results for the current year reflect the expansion of the fleet, the additional shares issued after the follow on offering, the deteriorating market conditions with tanker charter rates falling close to historic lows before their rebound during the fourth quarter of 2002, and finally the increase in operating and general and administrative costs.

     Net Revenue. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses) increased by 48.4% to $152.1 million in 2002 as compared to $102.5 million in 2001. This increase is mainly due to the expansion of the fleet as net operating days increased by 62.2% to 9,912 days from 6,110 days over the same period last year. However, the Company's average TCE rate in the current period decreased by 8.5% to $15,341 from $16,769 over the same period last year, reflecting the challenging market conditions predominantly faced by the Handymax fleet as both Panamax and Aframax fleets were on time charters arranged before the market declined. The fleet's utilization increased to 96.7% as compared to 95.2% in the previous year.

     In particular, the average TCE rate of the Company's Handymax fleet in 2002 decreased by 17.3% to $13,651 from $16,506 in 2001. The Handymax fleet experienced 310 off-hire days during 2002, mainly due to the scheduled dry dockings, as compared to 160 days in 2001. The Handymax fleet accounted for 55.8% of the Company's net revenue in 2002, as opposed to 65.3% during 2001. The net revenue generated under time charters accounted for 86.2% of the Handymax fleet's net revenue in 2002 as compared to 62% in 2001.

     In particular, the average TCE rate of the Company's Panamax fleet in 2002 increased by 5% to $17,787 from $16,930 in 2001. The Panamax fleet had three off-hire days during 2002 as compared to 84 days in 2001. The Panamax fleet accounted for 26.4% of the Company's net revenue in 2002 as compared to 10.8% during 2001. The entire net revenue of the Panamax fleet was generated from time charters during 2002 and 2001.

     In particular, the average TCE rate of the Company's Aframax fleet in 2002 increased by 7.7% to $18,801 from $17,463 in 2001. The Aframax fleet had 28 off-hire days during 2002 as compared to 65 days in 2001. The Aframax fleet accounted for 17.8% of the Company's net revenue during 2002 as compared to 23.9% in 2001. The entire net revenue of the Aframax fleet was generated under time charters during 2002 and 2001.

     Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased by 74.5% to $40.3 million in 2002 from $23.1 million in 2001, mainly due to the expansion of the fleet together with its worldwide trading pattern, which resulted in more expensive storing of supplies and higher repair and maintenance costs, especially with the part of the fleet trading in the Western Hemisphere. The operating expenses per ship per day, however, increased by only 9.3% to $3,931 in 2002 from $3,598 in 2001.

     Depreciation. The Company's depreciation expense increased by 58.7% to $34.6 million in 2002 as compared to $21.8 million in 2001. The increase was the result of the fleet expansion during the current period.

     Amortization of Deferred and Dry-Docking Costs. The Company's amortization of deferred and dry-docking expenses increased 220.0% to $3.2 million in 2002 from $1.0 million in 2001 due to the increased number of dry dockings in 2002.

     General and Administrative Expenses. The Company's general and administrative expenses increased by 69.6% to $7.8 million in 2002 as compared to $4.6 million in 2001. This increase resulted principally from increased staff in line with our growth plan of 64 on-shore staff members at the end of 2002, up from 40 at the end of 2001, together with additional costs relating to the function of the Board of Directors and the Company's public presence. In addition, the Company awarded restricted stock worth $0.3 million to senior management which was directly expensed. The overhead burden per ship per day, however, increased by only 5.8% to $756 during 2002 from $714 during 2001.

     Interest Expense, net. The Company's interest expense increased by 19.4% to $18.5 million in 2002 as compared to $15.5 million during 2001. The increase in the average loan balances outstanding, resulting from our fleet expansion, was to a certain extent offset by the decrease in US dollar interest rates from 2001 levels.

     Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     The Company recorded net income of $34.01 million, or $3.29 per fully diluted share, in the year ended December 31, 2001, compared to net income of $11.2 million, or $2.94 per fully diluted share, in the year ended December 31, 2000. The results for the current year reflect an improvement in tanker charter rates and the expansion of the fleet.

     Net Revenue. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses) increased by 62.4% to $102.5 million in 2001 as compared to $63.1 million in 2000. This increase is mainly due to the expansion of the fleet as well as to the increase of almost 13.8% in the Company's average TCE rate in 2001 to $16,769 from $14,743 in 2000, notwithstanding the decrease in the fleet's utilization to 95.2% in 2001 from 98.0% in 2000.

     In particular, the average TCE rate of the Company's Handymax fleet in 2001 increased by 29.9% to $16,506 from $12,705 in 2000. The Handymax fleet experienced 160 off-hire days during 2001, mainly due to the scheduled dry dockings, as compared to 58 days in 2000. The Handymax fleet accounted for 65.3% of the Company's net revenue in 2001, as opposed to 35.5% during 2000. The net revenue generated under time charters accounted for 62% of the Handymax fleet's net revenue in 2001 as compared to 74.7% in 2000. At December 31, 2001, eleven of the Company's Handymax tankers were operating under time charters.

     In particular, the average TCE rate of the Company's Panamax fleet in 2001 increased by 34.3% to $16,930 from $12,603 in 2000. The Panamax fleet had 84 off-hire days during 2001 due to scheduled drydockings as compared to 13 days in 2000. The Panamax fleet accounted for 10.8% of the Company's net revenue in 2001 as compared to 14.5% during 2000. The entire net revenue of the Panamax fleet was generated from time charters during 2001 and 2000.

     In particular, the average TCE rate of the Company's Aframax fleet in 2001 decreased by 0.8% to $17,462 from $17,602 in 2000. The Aframax fleet had 65 off-hire days during 2001, of which 45 days relate to a main engine incident involving the M/T Keymar, as compared to 17 days in 2000. The Aframax fleet accounted for 23.9% of the Company's net revenue during 2001 as compared to 50.0% in 2000. The entire net revenue of the Aframax fleet was generated under time charters during 2001 as compared to 80.1% in 2000.

     Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased by 54.0% to $23.1 million in 2001 from $15.0 million in 2000, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day, however, increased by 5.1% to $3,598 in 2001 from $3,423 in 2000.

      Depreciation. The Company's depreciation expense increased by 41.6% to $21.8 million in 2001 as compared to $15.4 million in 2000. The increase was the result of the fleet expansion during 2001.

     Amortization   of  Deferred  and   Dry-Docking   Costs.   The   Company's
amortization of deferred and dry-docking expenses was $1.0 million in 2001, which reflects a slight decrease when compared to $1.1 million in 2000.

     General and Administrative Expenses. The Company's general and administrative expenses increased by 59.4% to $4.6 million in 2001 as compared to $2.9 million in 2000. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of our larger fleet and duties typically associated with public companies. The overhead burden per ship per day increased by 8.5% to $714 during 2001 from $658 during 2000.

     Interest Expense, net. The Company's interest expense increased by 0.7% to $15.5 million in 2001 as compared to $15.4 million during 2000. Despite the increase in the average loan balances outstanding, resulting from our fleet expansion, the decrease of market interest rates during 2000 has contributed to the decrease in interest expense.

Liquidity and Capital Resources

     As of December 31, 2002, the Company's cash position increased to $36.1 million, from $34.4 million as of December 31, 2001.

     Net cash flow from operating activities increased to $74.6 million in the year ended December 31, 2002, from $50.2 million as of December 31, 2001, mainly reflecting the expansion of the fleet.

     During the year ended December 31, 2002, the Company incurred capital expenditures mainly for vessel acquisitions and improvements in the amount of $258.3 million. This capital expenditure included $14.8 million representing advances for the five Panamax tanker newbuildings scheduled for delivery during the period from November 2003 through July 2004. $242.3 million was paid for the acquired fleet consisting of six Panamax tanker newbuildings, the Pearlmar, Jademar, Rubymar, Rosemar, Goldmar and the Silvermar delivered on January, March, April, May and June 2002, respectively, and three Handymax tankers, the Ambermar, Maremar and Aquamar which were delivered in February, June and July 2002, respectively.

     The Company's scheduled debt repayments were $42.7 million as compared to $25.0 million in the previous year. The Company, during the year ended December 31, 2002, increased its borrowings by $164.1 million to finance the delivery of the acquired fleet and to complete its previous newbuilding program. In this respect, the Company borrowed $63.6 million to take delivery of the four Panamax tankers, the Pearlmar, Jademar, Rubymar and Rosemar which had been ordered in July 2000, $20.2 million to take delivery of a Handymax tanker newbuilding, the Ambermar, and finally $80.3 million to take delivery of two further newbuilding Panamax tankers, the Goldmar and the Silvermar, as well as two modern Handymax tankers, the Maremar and Aquamar.

     The Company has already arranged with a consortium of banks for pre and post-delivery financing of $100 million to partially finance the construction and the delivery of the recently contracted newbuilding Panamax tankers scheduled for delivery during the period from November 2003 through July 2004.

     The Company's debt repayment obligations, excluding the arranged $100 million loan facility, over the next ten years are as follows:


Year                        Amount

2003.......................$74.8 million
2004.......................$46.5 million
2005.......................$65.2 million
2006.......................$37.8 million
2007.......................$37.4 million
2008.......................$91.9 million
2009.......................$20.3 million
2010.......................$34.0 million
2011.......................$27.7 million
2012.......................$53.0 million

     The 2003 repayments include $28.2 million in maturities of debt, which the Company intends to refinance during the first half of 2003.

     The Company's debt repayment obligations, including the arranged $100 million loan facility, over the next ten years are as follows:


Year                        Amount

2003.......................$74.8 million
2004.......................$49.7 million
2005.......................$71.7 million
2006.......................$44.3 million
2007.......................$43.9 million
2008.......................$98.4 million
2009.......................$26.8 million
2010.......................$40.5 million
2011.......................$34.2 million
2012.......................$104.6 million

     As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through acquisition of vessels, newbuildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

Expected Additional Capital Commitments

     We will incur additional capital commitments for the five Panamax tankers that we have contracted to have constructed with Daewoo shipyards in South Korea. The total contracted cost is $153.8 million.

     In accordance with normal industry practice, we made installment payments to the yard on signing representing 10% of the contract of approximately $14.8 million. This payment was funded through the net proceeds of the recent offering. No further payments were paid until the end of 2002. During the course of construction of these five Panamax tankers, and in accordance with industry practice, we expect to make the following payments to the yards representing the steel cutting, keel laying and launching installments of 10% of the contract value for each ship. In this respect, a total amount of $45.8 million will be paid in 2003 and 2004, all of which will be financed through the $100 million facility discussed above. The amounts to be paid to the yard in 2003 and 2004 are:


Year        Amount

2003     $29.8 million
2004     $14.9 million
         -------------
         $44.7 million

     At delivery of these five Panamax tanker newbuildings, we will pay 60% of the remaining value of each contract, or a total $94.3 million, out of which $18.8 million will be paid close to the end of 2003 when the first newbuilding is expected to be delivered. The balance of $75.5 million will be paid during the first seven months of 2004 as each Panamax tanker newbuilding is delivered from the yard. We will pay $8.3 million in 2003 and $30.6 million in 2004 from internally generated cash flows and the balance of $10.6 million and $44.8 million through the loan facility already arranged. We also expect to incur additional expenditure of approximately $2.0 million representing capitalized interest on pre-construction financing together with supervision costs, the bulk of which will be paid in 2004.

     We will also incur additional capital commitments for the six Handymax tanker newbuilding contracts that we have recently acquired. The total contracted cost is approximately $173.2 million. $58.8 million will be paid in 2003, excluding $6.4 million representing the stock consideration to be paid to sellers, and $108.0 million will be paid in 2004. We also expect to incur additional expenditures of approximately $3.5 million representing capitalized interest on pre-construction financing together with supervision costs.

     We have already arranged for a stand-by financing facility of $40.0 million with a bank to partially finance the $23.7 million one time deposit already paid to the sellers and the stage payments to the yard, comprising of keel laying and launching installments of 10% each for each shipbuilding contract.

     At delivery we intend to finance the balance of the stand by financing facility, together with the delivery installments for each Handymax tanker, with a long-term bank loan facility in the amount of approximately $125 million.

Summary of Contractual Obligations

The following table sets out our contractual obligations as of December 31, 2002.

                            Payments due by period
                            ----------------------
                    Total   2003     2004     2005    2006    2007   Thereafter
                    -----   ----     ----     ----    ----    ----   ----------

Long-term debt     488,609  74,758    46,558  65,239  37,766  37,366  226,922
Construction of
five Panamax
tankers            138,875  48,600    90,275       -      -      -        -
Operating leases     1,015     276       276      90     53     53      267

Off Balance Sheet Arrangements

We do not engage in off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risks

See ITEM 11

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

      Name                       Age                 Position
      ----                       ---                 --------

      Nicholas Hartley           65                  Chairman of the Board of
                                                     Directors

      Roger Haynes               66                  Director

      Thomas N. Amonett          59                  Director

      Terence Coghlin            61                  Director

      Peter Goodfellow           56                  Chief Executive Officer
                                                     and Director

      Stamatis Molaris           41                  Chief Financial Officer
                                                     and Director

      George Karageorgiou        38                  Director

      Olga Lambrianidou          47                  Secretary


Biographical information with respect to each of our directors and executives is set forth below.

     Nicholas Hartley has been our Chairman of the Board of Directors since April 2002 and Deputy Chairman since 2001, a Director since 1993 and a consultant since September 1992. His directorship expires in 2005. Mr. Hartley is an independent shipping consultant with over 35 years experience in the oil and shipping industries. Prior to 1992, he worked at BP Shipping for 35 years, where his posts included Managing Director of BP Southern Africa and Managing Director of BP Shipping. He is also a non-executive director of easyGroup (UK) Limited, easyJet plc, easyInternet Cafe Limited, and easyCar Limited. His business address is 17 Brooklands Avenue, Cambridge CB2 2BG, England.

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

     Thomas N. Amonett has been a Director since March 2001. His directorship expires in 2003. Mr. Amonett has been president of Champion Technologies, Inc., an international provider of specialty chemicals and related services to the oilfield production industry, since 1999. From 1997 to 1999, Mr. Amonett was president and chief executive officer of American Residential Services, Inc., a provider of air conditioning, plumbing and electrical services to commercial customers, and from 1996 to 1997 was interim President and Chief Executive Officer of Weatherford Enterra Inc., a diversified provider of energy services to the oil and gas exploration, production and transportation industries. Mr. Amonett is a director of PetroCorp Incorporated, a company engaged in the exploration and production of oil and natural gas primarily in the United States, and Reunion Industries, Inc., which owns and operates a diverse group of manufacturing companies. His business address is 3355 W. Alabama, Suite 400, Houston, Texas, 77098.

     Terence Coghlin has been a Director since October 2001. His directorship expires in 2003. Mr. Coghlin, having qualified as an English barrister, spent over 35 years advising shipowners throughout the world on legal and liability insurance matters. In 1991 he became Chairman of Thomas Miller and, for a three-year spell, Chairman of the International Group of P&I Clubs. Since retirement from the City in 2001 he has become a maritime arbitrator and prepared the fifth edition of the book on time charterparty law of which he is a founding co-author. Mr. Coghlin is an associate of Southampton University's Institute of Maritime Law, a member of the editorial board of Lloyd's Maritime & Commercial Law Quarterly and a series editor of Lloyd's Shipping Law Library. His business address is Ockley Manor, Keymer, Sussex, England.

     Peter Goodfellow has been our Chief Executive Officer and a Director since our inception in 1992. His directorship expires in 2005. Mr. Goodfellow, with 33 years of experience in the shipping industry, was previously employed at Shell Tankers (U.K.) Ltd. and Esso Petroleum Co. Ltd., where he served as Marine Fleet Operations Manager, prior to joining us. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece

     Stamatis Molaris has been our Chief Financial Officer and a Director since August 1993. His directorship expires in 2004. Prior to that, he served as an audit manager for Arthur Andersen, our auditors, for six years. Mr.
Molaris obtained an undergraduate degree in Business Administration and Economics from Richmond College in London and a post-graduate degree in Finance from Strathclyde University of Glasgow. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

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

B. Compensation.

     The aggregate annual compensation paid to members of senior management was $1,157,000 for the fiscal year ended December 31, 2002, out of which $225,000 was paid in the form of restricted shares. We paid a portion of this compensation outside of Greece for work performed outside of that country. We paid approximately $177,000 to the non-executive directors as compensation for their services in 2002. Non-employee directors receive annual fees in the amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, each non-employee director who acts as a chairman of a committee receives an additional $10,000 annually with each committee member receiving an additional $5,000 annually. This does not include the Chairman's compensation of $65,000 plus reimbursement of his out-of-pocket expenses. We do not have a retirement plan for our officers or directors, but we have provided payments to private retirement plans for Peter Goodfellow and Bruce Ogilvy before Mr. Ogilvy retired in November 2002.

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

Committees of the Board of Directors

     Audit Committee. The NYSE currently has a rule requiring U.S. domestic companies to establish audit committees consisting of three independent directors. This rule does not apply to the Company, which is a "foreign private issuer". However, the Company voluntarily submits to the audit committee rule. Accordingly, the Company's Board of Directors has established an Audit Committee, consisting of three independent directors. With the resignation of Mr. Meyer, the Audit Committee currently consists of Messrs. Roger Haynes and Thomas N. Amonett. Mr. Amonett is currently acting chairman of the Audit Committee. The Company is actively seeking to add at least one additional independent director to the Board of Directors, and also to fill the vacancy on the Audit Committee.

     Executive Committee. The Company's Board of Directors has established an Executive Committee to manage certain day-to-day business activities and ordinary course financings, consisting of three directors. The members of the Executive Committee are Messrs. Nicholas Hartley, Peter R. Goodfellow and Stamatis Molaris.

     Remuneration Committee. The Company's Board of Directors has established a Remuneration Committee to provide assistance to the Board of Directors in fulfilling their responsibility for ensuring that remuneration and benefit packages offered to the executive officers and other employees of the Company are consistent with the Company's remuneration objectives. Roger Haynes currently is the Chairman of the Remuneration Committee.

     Nominating/Governance Committee. The Company's Board of Directors anticipates appointing a Nominating/Governance Committee to assist the Board of Directors in the areas of membership selection, committee selection and rotation practices, evaluation of the overall effectiveness of the Board of Directors, and review and consideration of developments in corporate governance practices. The Nominating/Governance Committee will be brought for discussion and ratification at the next meeting of the Board of Directors. The proposed members of the Nominating/Governance Committee are Messrs. Terence Coghlin, George Karageorgiou and Thomas N. Amonett.

D. Employees.

     As of December 31, 2002, we employed approximately 960 employees, consisting of 63 shore-based personnel based in London, England and Athens, Greece, and 900 seagoing employees from the Philippines. At year-end 2001, we employed approximately 746 employees, consisting of 700 seagoing employees and 46 shore-based employees. The increase in seagoing employees is due to our acquisition of additional vessels and the delivery of newbuildings. At year-end 2000, we employed approximately 300 employees, consisting of 20 shore-based employees and 280 seagoing employees. We directly employ the senior officers onboard our vessels. The relevant shipowning subsidiary employs the other seagoing personnel for the duration of each voyage. We ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

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

     E. Share ownership The following table sets forth information as of December 31, 2002, regarding the total amount of capital stock owned by our officers and directors on an individual basis:

                                                       Shares
Name                   Position                       (Nom. Hold.)
----                   --------                       ------------
Nicholas Hartley       Chairman of the Board           *

Roger Haynes           Directors                       *

Thomas Amonett         Director                        *

Peter Goodfellow       Director, Chief Executive       *
                       Officer

Terence A. Coghlin     Director                        *

Stamatis Molaris       Director, Chief Financial       *
                       Officer

George Karageorgiou    Director                        *

-----------------------
* The person beneficially owns less than one percent of the shares.

Option Plan

     In February 2001, our board of directors adopted the 2001 Stock Option Plan. The 2001 Stock Option Plan was subsequently adopted by our shareholders.

     Our 2001 Stock Option Plan, or the Plan, entitles our officers, key employees, including senior sea staff, and directors to receive options to acquire common stock. A total of 323,500 shares of common stock has been reserved for issuance under the Plan. The Plan will be administered by our board of directors. Under the terms of the Plan, the board of directors may grant new options exercisable at a price per share to be determined by the board of directors. The exercise price of $12.30 equals the average daily closing price of our common stock over the 30 day period following the closing of our initial public offering on March 6, 2001. Under the terms of the Plan, no options may be exercised until at least two years after the closing of our initial public offering. Any shares received on exercise of the options may not be sold until three years after the closing of our initial public offering. All options will expire 10 years from the date of grant. The Plan will expire 10 years from the closing of our initial public offering. As of December 31, 2002, 3,000 options had been cancelled.

Additional Stock Options

     In addition to the Plan, an aggregate of 8,000 additional options to acquire common stock were granted to Nicholas Hartley, Terence Coghlin and George Karageorgiou in the amounts of 4,000, 2,000 and 2,000 shares of common stock, respectively. These options have an exercise price of $13.52, which equals the arithmetic average of the closing price of our common stock on the New York Stock Exchange during the period from October 11th to November 11th 2001 and are subject to the terms and conditions as set forth in the Plan.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

     Our capital stock is comprised of 17,265,372 shares of common stock, par value $0.02 per share. The following table sets forth information regarding the owners of more than five (5) percent of our common shares of which we are aware as of the date of this annual report from reports on Schedule 13D and
Schedule 13G filed with the Securities and Exchange Commission. None of the shareholders have any special voting rights.

Name                                     Number of Shares    Percentage of Class
----                                     ----------------    -------------------
FMR Corp.                                   2,179,850               12.62%
Polys Haji-Ioannou                          1,976,006               11.44%
Stelios Haji-Ioannou                        1,601,554                9.27%
Clelia Haji-Ioannou                         1,075,000                6.39%

B. Related party transactions.

     Computer and Information Systems Support. We have contracted with Key Systems, S.A. to provide us with all of our computer hardware and software support for both our land-based operation and for use on board our vessels. Key Systems was controlled by one of our major stockholders until September 2001. We paid Key Systems $51,000 in 2000 and $25,000 in 2001. We believe that the fees and expenses incurred under this agreement are no greater than would be incurred with a third party on an arm's length basis.

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

     World Tankers Ltd. Members of the Haji-Ioannou family, including Polys Haji-Ioannou and Clelia Haji-Ioannou, are the beneficial owners of World
Tankers (U.K.) Ltd., which owns and operates a fleet of tankers in age classifications that are older than our vessels. However, these vessels occasionally compete with our vessels for charter business. Our former chairman, Stelios Haji-Ioannou, does not participate in the management of World Tankers Ltd, and does not own any of its shares. He has executed a non-compete agreement with us which prohibits him from engaging in the business of owning or operating tankers for two years after the later of Mr. Haji-Ioannou's ceasing to own at least 5% of our outstanding common stock or ceasing to serve as our director or officer so long as we are a public company. During that time, Mr. Haji-Ioannou may choose to hold up to 5% in publicly traded companies. We paid World Tankers $72,000 in 2000, $64,000 in 2001 and $24,000 in 2002 for brokerage fees on some of our charters. The fees were based on 1.25% of the charter payments, which is standard for the industry. Effective May 17, 2002, that contract expired and we no longer pay fees to World Tankers (U.K.) Ltd.

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

For the previous three quarters:

 2002          2nd quarter   3rd quarter   4th quarter
 Low           14.55         13.86         13.65
 High          16.70         16.05         15.62

For the previous six months:

          September   October     November    December    January     February
          2002        2002        2002        2002        2003        2003
Low       13.86       13.65       14.45       14.90       15.26       14.94
High      16.05       14.92       15.62       15.62       16.00       16.10

B. Markets.

     Our shares of common stock are traded on the New York Stock Exchange under the symbol "SJH."

ITEM 10. Additional Information

     This section summarizes our share capital and the material provisions of our Articles of Association, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association contain. A copy of our Articles of Association has been previously filed with the SEC as an exhibit to our Registration Statement on Form F-1 (Reg. # 333-13128) filed on March 6, 2001. As a foreign private issuer, we are not subject to the proxy rules applicable to issuers under
Section 14 of the Exchange Act of 1934, and our officers, directors and principal shareholders are not subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

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

     Takamar Ltd. and Keymar Ltd. jointly borrowed $52.7 million to assist in the financing of the vessels the Takamar and the Keymar. This loan is secured by (i) first and second preferred mortgages over the Takamar and first and second priority mortgages over the Keymar; and (ii) a guarantee and general assignment of the earnings, insurances, charter rights, and requisition compensation on behalf of the Takamar and the Keymar. Additionally, any default in the payments under the loan secured by the mortgage on either vessel will result in a default.

     Luxmar Ltd., Limar Ltd., Camar Ltd., Jamar Ltd. and Ermar Ltd. jointly borrowed $73 million to assist in the financing of the vessels the Luxmar, the Limar,the Camar, the Jamar and the Ermar. This loan is secured by (i) first and second preferred mortgages over the above vessels; and (ii) a guarantee and general assignment of the earnings, insurances, charter rights, and requisition compensation on behalf of the aforementioned vessels. Additionally, any default in the payments under the loan secured by mortgage on either vessel will result in a default.

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

     Pearlmar Ltd. and Jademar Ltd. jointly borrowed $45 million to assist in the financing of the vessels the Pearlmar and the Jademar. This loan is secured by (i) first preferred mortgage over the above vessels; and (ii) a guarantee and general assignment of earnings, insurances, charter rights, and requisition compensation on behalf of the above vessels.

     Ambermar Ltd. borrowed $20.2 million to assist in the financing of the vessel the Ambermar. The loan is secured by (i) first preferred mortgage over the above vessel; and (ii) a guarantee and general assignment of earnings, insurances, charter rights, and requisition compensation on behalf of the above vessel.

     Goldmar Limited and Silvermar Limited jointly borrowed $47.3 million to assist in the financing of the vessels the Goldmar and the Silvermar. The loan is secured by (i) first preferred mortgage over the above vessels; and
(ii) guarantee and general assignment of earnings, insurances, charter rights, and requisition compensation on behalf of the above vessels.

     Aquamar Shipping Limited borrowed $16.5 million to assist in the financing of the vessel the Aquamar. The loan is secured by (i) first preferred mortgage over the above vessel; and (ii) guarantee and general assignment of earnings, insurances, charter right, and requisition compensation on behalf of the above vessel.

     Maremar Limited borrowed $16.5 million to assist in the financing of the vessel the Maremar. The loan is secured by (i) first preferred mortgage over the above vessel; and (ii) guarantee and general assignment of earnings and insurances, charter right, and requisition compensation on behalf of the above vessel.

     Contracts Relating to Newbuildings

     In January, March, April and May 2002, we took delivery of the four Panamax tankers the Pearlmar, the Jademar, the Rubymar and the Rosemar, built by a South Korean shipyard. We financed the purchase and construction of the four Panamax tankers through the proceeds of three bank loan facilities as follows:

o Through our subsidiaries Pearlmar Ltd. and Jademar Ltd. we entered into a $45 million bank loan facility with Nedship Bank N.V. and Deutsche Schiffsbank to finance approximately the 70% of the construction cost of the Pearlmar and the Jademar. The loan bears a variable interest rate based on LIBOR plus a spread.

o Through our subsidiary Rubymar Ltd. we entered into a $22.5 million bank loan facility with Alpha Bank S.A. to finance approximately the 70% of the construction cost of the Rubymar. The loan bears a variable interest rate based on LIBOR plus a spread.

o Through our subsidiary Rosemar Ltd. we entered into a $22.5 million bank loan facility with Royal Bank of Scotland to finance approximately the 70% of the construction cost of the Rosemar. The loan bears a variable interest rate based on LIBOR plus a spread.

     In February 2002 we took delivery from a South Korean yard of a Handymax tanker the M/T Ambermar. We financed approximately 65% of the vessel's value at delivery through a bank loan facility with Hamburgische Landesbank Girozentrale of $20.2 million. The loan bears a variable interest rate based on LIBOR plus a spread.

     In May and June 2002 we acquired two newly built tankers the Goldmar and Silvermar. We partially financed the acquisition cotst of these tankers through the proceeds of the recent follow-on offering, completed on April 17, 2002, and a bank loan facility of $48 million with Fortis Bank (Nederland) N.V. The loan bears a variable interest rate based on LIBOR plus a spread.

     In June and July 2002 we acquired two Handymax tankers the Maremar and the Aquamar. We partially financed the acquisition cost of these tankers through the proceeds of the recent follow-on offering completed on April 17, 2002, and two bank loan facilities of $16.5 million each with Hamburgische Landesbank Girozentrale. The loans bear a variable interest rate based on LIBOR plus a spread.

     In April 2002, we signed a contract with a South Korean shipyard for the construction of five Panamax tankers with expected deliveries from November 2003 through July 2004. The total contract price will amount to approximately $153.75 million of which $100 million will be financed from the proceeds of a bank loan facility. Subject to the supply of additional spares the construction cost may increase by $5,000. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery.

     The $100 million loan facility mentioned above, will be drawn-down in a number of tranches so as to coinside with the scheduled delivery payments and will mature on the date falling 93 months after the delivery of the last hull. The loan will bear a variable interest rate based on LIBOR plus a spread and will be secured as follows:

o    First priority mortgage over the vessel

o    Assignment of earnings and insurance of the mortgaged vessels

o    Pledge of shares of the borrowers

o    Corporate guarantee

     In February 2003 we acquired six Handymax new building contracts for a total consideration of approximately $173.2 million. These Handymax tankers will be constructed by a South Korean shipyard with expected delivery dates from December 2003 through September 2004. The contract price will partially be financed through bank financing.

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

U.S. Taxation of U.S. Holders

     As used herein, the term "U.S. Holder" means a beneficial owner of common stock that

     o is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,

     o owns the common stock as a capital asset, generally, for investment purposes and

     o owns less than 10% of our common stock for U.S. Federal income tax purposes.

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

Passive Foreign Investment Company Status And Significant Tax Consequences

     Special and adverse U.S. tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for U.S. Federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

     o at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

     o at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

Taxation Of U.S. Holders Not Making A Timely QEF Or Mark-To-Market Election

     Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

     o the excess distribution or gain would be allocated ratably over the Non-Electing Holders aggregate holding period for the common stock;

     o the amount allocated to the current taxable year would be taxed as ordinary income; and

     o the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Sale, Exchange or Other Disposition of Common Stock

     Non-U.S. Holders generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

     o the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.; or

     o the non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.

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

   Backup Withholding and Information Reporting

     In general, dividend payments, or other taxable distributions, made within the U.S. to you will be subject to information reporting requirements and backup withholding tax at the rate of up to 31% if you are a non-corporate U.S. Holder and you:

     o    fail to provide an accurate taxpayer identification number;

     o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

     o    in   certain   circumstances,   fail  to  comply   with   applicable
          certification requirements.

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

Interest Rate Fluctuation

     The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005, 2006 and 2007 for approximately 25.5% of our outstanding indebtedness as of December 31, 2002.

     Our  interest  expense is  affected  by changes in the  general  level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decreased our net income and cash flows in the current year by approximately $3.5 million based upon our debt level at December 31, 2002.

     The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis, excluding the $100 million long-term loan facility already arranged for the five Panamax tanker newbuildings under construction at Daewoo:

Net difference in Earnings and Cash Flows:

Year        Amount
----        ------
2002       $3.5 million
2003       $2.9 million
2004       $3.1 million
2005       $2.9 million
2006       $2.3 million


Foreign Exchange Rate Fluctuation

     The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Euro (formerly Greek drachmae) and British pounds sterling, while we incur a significant portion of the cost of revenues in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We currently do not engage in any foreign currency hedging transactions, and do not believe that we need to enter into any foreign currency hedging transactions at this time.

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

ITEM 14. Material Modifications to the Rights of Security holders and use of proceeds

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES.

(a)  Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  Changes in internal controls

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16. Reserved.

ITEM 17. Financial statements

     See  ITEM 18.

ITEM 18. Financial statements

See PAGES F-1 to F-34.

                    STELMAR SHIPPING LTD. AND SUBSIDIARIES
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Public Accountants (Ernst & Young 2002)...........F-2
Report of Independent Public Accountants
(Arthur Andersen - 2001, 2002)..........................................F-3
Consolidated Balance Sheets for the years
ended December 31, 2001 and 2002........................................F-4
Consolidated Statements of Income for the years ended
December 31, 2000, 2001 and 2002........................................F-5
Consolidated Statements of Stockholders' Equity for the
years ended December 31, 2000, 2001 and 2002............................F-6
Consolidated Statements of Cash Flows for the years
ended December 31, 2000, 2001 and 2002..................................F-7
Notes to Consolidated Financial Statements..............................F-8
Schedule I-Condensed Financial Information-Balance Sheets...............F-31
Schedule I-Condensed Financial Information-Statements of Income.........F-32
Schedule I-Condensed Financial Information-Statements
of Stockholders' Equity................................................ F-33
Schedule I-Condensed Financial Information-Statements
of Cash Flows...........................................................F-34

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To: Board of Directors of
STELMAR SHIPPING LTD.


We have audited the accompanying consolidated balance sheet of STELMAR SHIPPING LTD., a Liberian company, and subsidiaries (the "Company"), as of December 31, 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended. Our audit also included the condensed financial information listed in the Index as Schedule
I. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The consolidated financial statements and Schedule I of the Company as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and Schedule I in their report dated February 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of STELMAR SHIPPING LTD. and its subsidiaries at December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


ERNST & YOUNG

Athens, Greece
February 5, 2003

     The audit report of Arthur Andersen, our former independent public accountants, which is set forth below, is included in this Annual Report on Form 20-F for purposes of including the opinion of Arthur Andersen on our financial statements for the years ended December 31, 2000 and 2001.

     The audit report set forth below is a copy of the audit report dated February 1, 2002, rendered by Arthur Andersen that was included in our Annual Report on Form 20-F for 2001 filed on April 8, 2002. We are including this copy of the February 1, 2002, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited. This audit report has not been reissued by Arthur Andersen in connection with this filing of Form 20-F.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To: STELMAR SHIPPING LTD.

We have audited the accompanying consolidated balance sheets of STELMAR SHIPPING LTD., A Liberian company, and Subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended 31 December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STELMAR SHIPPING LTD. and its Subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with the United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements, This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN

Athens, Greece,
February 1, 2002

                    STELMAR SHIPPING LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2001 AND 2002
                   (Expressed in thousands of U.S. Dollars)

ASSETS                                                      2001      2002
------                                                      ----      ----

CURRENT ASSETS:
  Cash and cash equivalents (Note 2d)                      $34,417    $36,123
    Accounts receivable-
    Trade  (Note 2e)                                         7,678      6,888
  Other (Note 2f)                                            1,464      2,494
              -                                              -----      -----

                                                             9,142      9,382


  Inventories (Note 2g)                                      1,380      1,551
  Prepayments and other                                      1,225      1,263


      Total current assets                                  46,164     48,319

FIXED ASSETS:
  Advances  for  vessel
  acquisition / under  construction  (Note 4)               46,555     15,088

  Vessels (Notes 2h, 2i, 5 and 8)                          569,978    858,876
  Accumulated depreciation (Notes 2j and 5)                (78,151) (112,712)

      Net Book Value                                       491,827    746,164

  Property and equipment, net (Note 2k)                        817      1,581

      Total fixed assets                                   539,199    762,833

DEFERRED CHARGES, net (Notes  2l, 2n and 6)                  6,820     12,205

      Total assets                                        $592,183   $823,357
                                                          ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt (Note 8)               $40,332    $74,758

  Accounts payable-
  Trade                                                      4,907      6,131
  Other                                                         65         50
                                                             -----      ------
                                                             4,972      6,181

  Income taxes payable (Note 14)                                 3          -
  Accrued liabilities (Notes 2o and 7)                       2,018      3,316
  Accrued bank interest                                      2,589      2,943
  Financial instruments-fair value
 (Notes 2w, 13 and 15c)                                      2,500      7,950
  Unearned revenue (Note 2s)                                 3,459      2,210
                                                             -----      -----


      Total current liabilities                             55,873     97,358

LONG-TERM DEBT, net of current portion
 (Note 8)                                                  326,862    413,851

CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY:
  Preferred  stock,  $ 0.01  par  value;  20,000,000
  shares authorized, none issued.                                -          -
  Common stock, $ 0.02 par value;  25,000,000 shares
  authorized;  11,874,750 and 16,819,750  issued and
  outstanding   at  December   31,  2001  and  2002,
  respectively.                                                237        336
  Additional paid-in capital                               149,970    215,635
  Accumulated  other  comprehensive  income/(loss)
  (Notes 2c, 2w, 13 and 15c)                                (2,594)   (7,940)
  Retained earnings                                         61,835    104,117
                                                            ------    -------

      Total stockholders' equity                           209,448    312,148

      Total liabilities and stockholders' equity          $592,183   $823,357
                                                          ========   ========

The accompanying notes are an integral part of these consolidated statements.

                          STELMAR SHIPPING LTD. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF INCOME
                   FOR THE YEARS ENDED DECEMBER 31, 2000, 2001AND 2002
             (Expressed in thousands of U.S. Dollars - except per share data)


                                                     2000          2001         2002
                                                     ----          ----         ----
REVENUES:
Revenue from vessels (Notes 1 and 2s)                  $68,575       $111,198     $160,210

   Commissions (Notes 2s and 3a)                        (1,871)        (2,551)      (3,702)
                                                        ------         ------       ------
       Revenue from vessels, net                        66,704        108,647      156,508
                                                        ------        -------      -------


EXPENSES:
   Voyage expenses (Note 2s)                             5,450          8,743        8,129
   Vessel operating expenses
   (Notes 2s and 2t)                                    14,959         23,093       40,310
   Depreciation (Notes 2j, 2k and 5)                    15,441         21,755       34,644
   Amortization  of deferred  charges
   (Notes 2l, 2n and 6)                                  1,116            960        3,211
   General and administrative expenses (Note 14)         2,876          4,583        7,751
                                                         -----          -----        -----

   Operating income                                     26,862         49,513       62,463
                                                       -------        -------      -------

OTHER INCOME (EXPENSES):
   Interest  and finance  costs
   (Notes 2n, 6, 8 and 12)                             (16,484)       (17,089)    (18,826)
   Interest income                                       1,056          1,555          281
   Foreign currency losses (Note 2c)
                                                           (31)          (129)       (366)
   Gain on sale of vessel                                   32              -            -
   Other, net                                             (200)           163        (266)
                                                       -------        -------     -------

   Total other income (expenses), net                  (15,627)       (15,500)    (19,177)
                                                       -------        -------     -------

Net Income                                             $11,235        $34,013      $43,286
                                                     =========     ==========   ==========

Earnings per share, basic (Notes 2u and 11)              $2.94          $3.31        $2.84
                                                     =========     ==========   ==========

Weighted average number of shares, basic             3,824,750     10,290,028   15,262,194
                                                     =========     ==========   ==========

Earnings per share, diluted (Notes 2u and 11)            $2.94          $3.29        $2.83
                                                     =========     ==========   ==========

Weighted average number of shares, diluted           3,824,750     10,353,810   15,314,250
                                                     =========     ==========   ==========


The accompanying notes are an integral part of these consolidated statements.



                                             STELMAR SHIPPING LTD. AND SUBSIDIARIES

                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                      FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                                            (Expressed in thousands of U.S. Dollars)


                                                                                     Accumulated
                                                             Additional              Other
                                    Comprehensive  Capital   Paid-in     Retained    Comprehensive
                                    Income         Stock     Capital     Earnings    Income/ (Loss)    Total
                                    ------------------------------------------------------------------------
BALANCE, December 31, 1999                          76       55,064      23,418      (143)            78,415

  Net income                          11,235         -           -       11,235        -              11,235

  Other    comprehensive
  income
  -  Currency translation
  adjustments                           (84)         -            -          -        (84)               (84)
                                   ---------
  Comprehensive income               11,151
                                   =========      -----     -------     --------    -----            ---------

BALANCE, December 31, 2000                          76       55,064      34,653      (227)            89,566

  Cumulative   effect   of
  measurement
  of   fair    value    of
  financial instrument
  at January 1, 2001                   (561)         -            -          -       (561)              (561)

  Issuance   of   common stock             -       161       96,438          -           -            96,599

  Expenses related  to
  the issuance of common stock                       -       (8,363)         -           -           (8,363)
  Reinvestment of earnings                           -        6,831      (6,831)         -                 -

  Net income                          34,013         -            -      34,013          -            34,013
  Other    comprehensive
  income
  -   Fair value  of
  financial instruments              (1,939)         -            -          -     (1,939)            (1,939)
  -  Currency translation
  adjustments                           133          -            -          -        133                133
                                  ----------
  Comprehensive income              $31,646
                                  ==========      -----    ---------    --------   --------         ----------
BALANCE, December 31, 2001                        $237     $149,970     $61,835   $(2,594)          $209,448

  Issuance of common stock                -         99       69,131           -         -             69,230

  Expenses related to
  the issuance of
  common stock                             -       -         (4,470)          -          -            (4,470)

  Reinvestment  of
  earnings                                 -       -          1,004      (1,004)         -                -

  Net income                          43,286       -              -      43,286          -            43,286
  Other    comprehensive
  income
  -   Fair    value   of
  financial instruments              (5,450)       -              -           -     (5,450)           (5,450)
  -  Currency  translation
  adjustments                            104       -              -           -        104               104
                                  ----------
  Comprehensive income              $37,940
                                   =========      -----    ---------    ---------  --------         ---------
BALANCE,   December   31,  2002                    336      215,635     104,117    (7,940)           312,148
                                                  =====    =========    =========  =======          =========







* The accompanying notes are an integral part of these consolidated statements.

                          STELMAR SHIPPING LTD. AND SUBSIDIARIES

                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                         (Expressed in thousands of U.S. Dollars)

                                                             2000        2001      2002
                                                             ----        ----      -----
Cash Flows from Operating Activities:
     Net income                                              $11,235    $34,013    $43,286
     Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation                                           15,441     21,755     34,644
       Gain from sale of vessel                                 (32)          -          -
       Amortization of deferred dry-docking costs                847        960      3,211
       Amortization of loan fees                                  86        139        292
       Amortization of other financing costs                     269          -          -
       Non cash compensation                                       -          -        300
       Provision for income taxes                                 15         79          6
       Interest expense, net of amounts capitalized
                                                              16,273     16,732     18,160
     (Increase) Decrease in:
        Accounts receivable                                    2,175     (4,336)      (240)
       Inventories                                               656      (965)      (171)
       Prepayments and other                                      34      (884)       (38)
     Increase (Decrease) in:
       Accounts payable                                       (1,094)     2,821      1,209
       Accrued liabilities excluding bank
       loan interest                                             876        601        998
       Unearned revenue                                          253      2,370     (1,249)
       Payments for dry-docking                                 (726)    (4,766)    (8,122)
     Interest paid                                           (15,681)   (18,328)   (17,806)
     Income taxes paid                                           (14)       (91)        (9)
     Translation adjustment                                      (84)       133        104
                                                              -------   --------  ---------

   Net Cash from Operating Activities                         30,529     50,233     74,575
                                                              -------   --------  ---------

   Cash Flows from (used in) Investing Activities:
       Advances  for  vessels   acquisition-vessels
       under construction                                        (84)   (46,471)   (15,088)
       Vessel acquisitions and/or improvements                     -   (248,672)  (242,343)
       Purchase of property and equipment                       (400)      (319)      (847)
       Net proceeds from sale of vessel                       12,356          -          -

   Net Cash from (used in) Investing Activities               11,872   (295,462)  (258,278)
                                                              -------   --------  ---------

   Cash Flows from (used in) Financing Activities:
       Proceeds from long-term debt                                -    191,359    164,147
       Principal payments of long-term debt                  (17,888)   (24,957)   (42,732)
       Repayment of long-term debt due to sale
       of vessel                                             (12,501)         -          -
       Issuance of common stock                                    -     96,599     69,230
       Payments  of  expenses  related to the
       issuance of common stock                                    -    (8,363)    (4,470)
       Payments for loan fees and other
       financing costs                                          (289)    (1,456)      (766)
                                                              -------   --------  ---------

   Net Cash from (used in) Financing Activities              (30,678)  253,182    185,409
                                                              -------   --------  ---------

   Net increase in cash and cash equivalents                  11,723      7,953      1,706
   Cash and cash equivalents at beginning of year             14,741     26,464     34,417
                                                              -------   --------  ---------

   Cash and cash equivalents at end of year                  $26,464    $34,417    $36,123
                                                             =======    ========  =========

The accompanying notes are an integral part of these consolidated statements.



                    STELMAR SHIPPING LTD. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 2001 AND 2002
         (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

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

     (a)  Ship-owning Companies directly owned by the Holding Company:



                          Country of       Date of             Vessel Name
Company                  Incorporation     Incorporation       or Hull Number     Flag      Dwt
-------                  -------------     -------------       --------------     ----      ---
Keymar Ltd.               Liberia          July 1998          Keymar              Cyprus     95,822
Takamar Ltd.              Liberia          July 1998          Takamar             Panama    104,000
Primar Shipping Ltd.      Liberia          May 1993           Primar              Cyprus     39,521
Palmar Maritime Ltd.      Liberia          July 1993          University City     Cyprus     39,729
Luxmar Ltd.               Liberia          February 2001      Luxmar              Panama     45,999
Rimar Ltd.                Liberia          February 2001      Rimar               Panama     45,999
Limar Ltd                 Liberia          February 2001      Limar               Panama     46,170
Almar Ltd.                Liberia          February 2001      Almar               Panama     46,162
Jamar Ltd.                Liberia          February 2001      Jamar               Panama     46,100
Camar Ltd.                Liberia          February 2001      Camar               Panama     46,100
Promar Ltd.               Liberia          February 2001      Promar              Panama     39,989
Ermar Ltd.                Liberia          February 2001      Ermar               Panama     39,977
Allenmar Ltd.             Liberia          February 2001      Allenmar            Panama     41,570
Capemar Ltd.              Liberia          February 2001      Capemar             Panama     37,615
Petromar Ltd.             Liberia          May 2001           Petromar            Panama     35,768
Ambermar Ltd.             Liberia          December 2001      Ambermar            Cyprus     35,700
Pearlmar Ltd.             Liberia          July 2000          Pearlmar            Cyprus     69,697
Jademar Ltd.              Liberia          July 2000          Jademar             Cyprus     69,697
Rubymar Ltd.              Liberia          July 2000          Rubymar             Cyprus     69,697
Rosemar Ltd.              Liberia          July 2000          Rosemar             Cyprus     69,697
Goldmar Limited           Liberia          April 2002         Goldmar             Cyprus     69,700
Silvermar Limited         Liberia          April 2002         Silvermar           Panama     69,700
Aquamar   Shipping
Limited                   Liberia          April 2002         Aquamar             Cyprus     47,236
Maremar Limited           Liberia          April 2002         Maremar             Cyprus     47,225
Reymar Limited            Liberia          April 2002         Hull 5241           -               -
Reginamar Limited         Liberia          April 2002         Hull 5242           -               -
Reinemar Limited          Liberia          April 2002         Hull 5243           -               -
                                                                                          -----------
                                                                                          1,298,870
                                                                                          =========




                    STELMAR SHIPPING LTD. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 2001 AND 2002
         (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)


1.   Basis of Presentation and General Information (continued):


     (b) Martank Shipping Holdings Ltd. (the "Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship-owning companies:

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

     (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed to Stelmar Tankers (Management) Ltd. in February 1993. It has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

     (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

     (e) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar
          Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company the company has become dormant.

     The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above.

                    STELMAR SHIPPING LTD. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 2001 AND 2002
         (Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

1.   Basis of Presentation and General Information (continued):

     Gross revenues for 2000,  2001 and 2002 included  revenues  deriving from
     charter   agreements  with   significant   charterers,   as  follows  (in
     percentages of total gross revenues):

     Charterer    2000   2001   2002
     ---------    ----   ----   ----

          A        -      19%     -
          B       13%     15%    22%
          C       20%     13%     -
          D       13%      -      -
          E       11%      -      -

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include in each of the three years in the period ended December 31, 2002, the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Foreign currency translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books and records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. Year-end translation losses or gains were insignificant.

          The functional currency of the Company's wholly owned subsidiary Stelmar Tankers (UK) Ltd. is the British Sterling Pound. For consolidation purposes this subsidiary's financial statements are translated into US Dollars in accordance with SFAS 52 and the resulting translation adjustments are reflected separately under stockholders' equity in the accompanying consolidated financial statements.

     (d) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

     (e)  Accounts Receivable - Trade: The amount shown as Accounts Receivable
          - Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings.

     (f) Insurance Claims: Insurance claims included in Accounts Receivable - Other at each balance sheet date, consist of claims submitted and/or claims being in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims (if any) into current and non-current assets is based on management's expectations as to their collection dates.

     (g) Inventories: Inventories consist of bunkers and lubricants and are stated at the lower of cost or market. The cost is determined by the first in, first out method except for bunkers, which are priced at moving average cost.

     (h) Vessels Cost: Vessels are stated at cost, which consists of the contract price, any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

     (i) Impairment of long-lived Assets: The U.S. Financial Accounting Standards Board issued SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supercedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the
          accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Company adopted SFAS 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of December 31, 2002, indicated that no impairment loss should be recognized over the Company's vessels.

     (j) Vessels Depreciation: The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives, after considering the estimated residual value (US Dollars 210 per LWT ton). Management estimates the useful life of the Company's vessels to be 25 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis then its useful life is re-evaluated in consideration of the date such regulations become effective.

     (k) Property and Equipment and Related Depreciation: Property and equipment in the accompanying consolidated balance sheets are stated at cost. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of income. Depreciation is computed based on the straight-line method at rates equivalent to average estimated economic useful lives.



          Description                     Useful Life (years)
          -----------                     -------------------

          Leasehold improvements          Nine
          Office  furniture and
          equipment                       Five
          Vehicles                        Nine
          Telecommunication equipment     Five
          Computer hardware and
          software                        Five

          Depreciation expense for 2000, 2001 and 2002 amounted to $ 277, $ 214 and $ 83, respectively, and is included in depreciation in the accompanying consolidated statements of income.

     (l) Accounting for Dry Docking: Dry-docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years as applicable or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures maintain the vessel and preserve its useful life.

     (m) Accounting for Special Survey: The vessels' special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the annual operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

     (n) Loan Fees and Other Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized over the loans' repayment periods. Fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Other financing costs are amortized over the period the benefit is expected to materialize.

     (o) Accounting for P&I Back Calls: The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in accrued liabilities in the accompanying consolidated balance sheets.

     (p) Pension and Retirement Benefit Obligations - Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

     (q) Pension Indemnities - Administrative Personnel: The employees of the Company are covered by state-sponsored pension funds and are required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension funds are responsible for paying the employees retirement benefits and accordingly there is no obligation for the Company for any post-retirement benefits. The Company's contributions to the pension funds for 2000, 2001 and 2002, have been recorded to expenses and amounted to $ 125, $ 165 and $ 283, respectively.

     (r) Staff Leaving Indemnities - Administrative Personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign or are dismissed with cause are not entitled to termination payments. The number of employees to be dismissed or retired within the coming years is not known; however, the Company's maximum liability, if all employees were dismissed at December 31, 2000, 2001 and 2002, would have been approximately $ 39, $ 67 and $361, respectively, for which no provision has been accounted for in the accompanying consolidated financial statements.

     (s) Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year.

     (t) Repairs and maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in vessel operating expenses in the accompanying consolidated statements of income, amounted to $ 2,326, $ 2,855 and $ 6,600 for 2000, 2001 and 2002 respectively.

     (u) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     (v) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

     (w) Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value following the provisions of SFAS 133.

          SFAS No. 133, as amended by (a) SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral" as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. With respect to the derivative instruments which were effective as of December 31, 2000, a transition adjustment of $561 resulting from adopting SFAS 133 was reported in other comprehensive income, as the effect of a change in accounting principle as required by APB Opinion No. 20, Accounting Changes. Seven interest rate swap agreements were open as of December 31, 2002 and have been accounted for under SFAS 133. Such financial instruments met hedge accounting criteria and accordingly their fair value has been included in "Other Comprehensive Income" in the accompanying December 31, 2002 consolidated balance sheet. The Company's management intention is to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes as it is not expected to be materialized.

          The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral arrangements.

     (x) Stock-based compensation: In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure ("SFAS 148"). This statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effect of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. At December 31, 2002, the company has two stock-based employee compensation plans, which are described more fully in Note 10. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.



                                      Year ended              Year ended
                                      December 31 2001        December 31 2002

Net income, as reported               34,013                  43,286

Deduct:    total    stock-based
employee  compensation
expense  determined  under fair
value  based   method  for  all
awards,   net  of  related  tax
effects                                   96                       -
                                      ------                  -------
Pro forma net income                  33,917                  43,286
                                      ======                  =======
Earnings per share:
    Basic - as reported                 3.31                    2.84
    Basic - pro forma                   3.30                    2.84

    Diluted - as reported               3.29                    2.83
    Diluted - pro forma                 3.28                    2.83

     The effects of applying SFAS No. 123 are not indicative of future amounts. The fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

     Expected life of option (years) 10 Risk-free interest rate 3.44% Expected volatility of the Company's 35% stock Expected dividend yield on Company's N/A stock

     (y) Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

          SFAS 143, "Accounting for Asset Retirement Obligations", relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The management of the Company does not believe that the adoption of this statement will have a material effect on the Company's results of operations and financial position.

          FIN 45, In November 2002, the FASB issued FASB interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a material effect on the financial statements.

3.   Transactions with Related Parties:

     (a) World Tankers (UK) Ltd.: The Company, effective 1997, pays to World Tankers (UK) Ltd. (a company controlled by two of the Company's major stockholders and their family members), brokerage fees of 1.25% on the charter agreements concluded with a specific charterer. Such commissions for 2000, 2001 and 2002, amounted to $ 72, $ 64 and $ 24 respectively, and are included in commissions in the accompanying consolidated statements of income.

     (b) Key Systems S.A.: Effective 1996, the Company signed a supply and support agreement with Key Systems S.A., (a Greek corporation, which was controlled by one of the Company's major stockholders up to September 2001), to receive computer and software support for both its inland-based operation and on board its vessels. The fees paid to Key Systems S.A. in this respect are included in general and administrative expenses in the accompanying consolidated statements of income and amounted to $ 51 and $ 25 for 2000 and 2001, respectively.

     (c) Board of Directors fees: During 2001 and 2002, the Company paid Board of Directors' fees of $93 and $ 177, respectively. Such fees are included in general and administrative expenses in the accompanying 2001 and 2002 consolidated statements of income.

4.   Advances for Vessels Under Construction:

     In  July  2000,  the  Company  entered  into  an  agreement  with  Daewoo
     Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of four Panamax tankers which were delivered in 2002. The total construction cost of the new-buildings amounted to $ 129,813, which was partially financed from the proceeds of long-term bank loans of $ 22,500 (Note 8o) $ 45,000 (Note 8n) and $ 22,533 (Note 8p).

     In July 2001, the Company entered into an agreement with a third party for the acquisition of a vessel under construction for $ 30,750. The vessel, a 35,000 DWT product, oil and chemical tanker, was constructed by Daedong Shipbuilding Co. Ltd. and was delivered in February 2002. The cost of the newbuilding was financed from the proceeds of a long-term bank loan of $ 20,200 (Note 8q).

     In April 2002, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of five Panamax tankers, with expected deliveries in November 2003 through July 2004. The construction cost of the new buildings will amount to $153,750 of which $100,000 will be financed from the proceeds of a long term bank loan. Subject to the supply of additional spares, the construction cost may increase by $5,000. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery.

     The $100,000 loan mentioned above will be drawn-down in a number of tranches so as to coincide with the scheduled delivery payments and will mature on the date falling 93 months after the delivery of the last hull. The loan will be repayable in fifteen equal semi-annual installments of $3,225 each plus a balloon payment of $51,625 payable together with the last installment. The loan will bear interest at LIBOR plus a spread and will be secured as follows:

     o    First priority mortgage over the vessels

     o    Assignments of earnings and insurance of the mortgaged vessels

     o    Pledge of shares of the borrowers o Corporate guarantees.

The amounts shown in the accompanying consolidated balance sheets at December 31 include payments to the shipyard and other capitalized costs, in accordance with the accounting policy discussed in Note 2h, as analyzed below:

                                               2001           2002
                                               ----           ----
     Advance   payments   on
     signing  of contracts                     28,827       14,875
     Additional pre-delivery payments          16,096            -
     Capitalized interest                         920            -
     Other                                        712          213
                                           -----------  -----------
                                     Total     46,555       15,088
                                           ===========  ===========

5.   Vessels:

The amounts in the accompanying consolidated financial statements are analyzed as follows:


                                       Vessel      Accumulated      Net Book
                                       Cost        Depreciation     Value
                                       ------      ------------     -----

     December 31, 1999                   338,719       (46,588)     292,131
     -  Additions                              -              -           -
     -  Disposals                       (17,413)          5,142    (12,271)
     -  Depreciation for the year              -       (15,164)    (15,164)

                                       ----------  -------------  ----------

     December 31, 2000                   321,306       (56,610)     264,696
     -  Additions (vessels'              246,788              -     246,788
        contract price)
     -  Additions (additional              1,884              -       1,884
        capitalized costs)
     -  Depreciation for the year              -       (21,541)     (21,541)
                                       ----------  -------------  ----------
     December 31, 2001                   569,978       (78,151)     491,827
     o  Additions (vessels'              282,610              -     282,610
        contract price)
     o  Additions (additional              6,288              -       6,288
        capitalized costs)
     o  Depreciation for the year              -       (34,561)     (34,561)
                                       ----------  -------------  ----------
     December 31, 2002                   858,876      (112,712)     746,164
                                       ==========  =============  ==========


Cost of vessels at December 31, 2000, 2001 and 2002 includes $6,334, $8,218 and $14,506, respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2h above. Such capitalized amounts include interest costs of $2,091 relating to years prior to 1997 and $886 and $233 in 2001 and 2002, respectively.

     During 2002, the vessels operated, mainly, under time charters. At December 31, 2002, with the exception of vessels Promar, Colmar, City University and Capemar, which were operating in the spot market, all other vessels were operating as follows:

                   Expiration
     Vessel Name   Date

     Silvermar     June 2007
     Goldmar       May 2007
     Almar         December 2006
     Jacamar       February 2006
     Takamar       September 2005
     Nedimar       April 2005
     Maremar       March 2005
     Keymar        October 2004
     Aquamar       August 2004
     Rosemar       May 2004
     Rubymar       April 2004
     Jademar       March 2004
     Petromar      January 2004
     Fulmar        January 2004
     Pearlmar      January 2004
     Polys         December 2003
     Cleliamar     December 2003
     Ermar         December 2003
     Allenmar      November 2003
     Camar         November 2003
     Limar         October 2003
     Ambermar      August 2003
     Luxmar        July 2003
     Primar        June 2003
     Jamar         April 2003
     Rimar         February 2003
     Kliomar       January 2003

6. Deferred Charges:

   The unamortized balance shown in the accompanying consolidated balance sheets is analyzed as follows:
                                                 Loan Fees
                                                    and
                               Dry-docking    Financing Costs       Total
                               ------------   ----------------  --------------

     December 31, 1999              1,266                 671          1,937

     -  Additions                     726                 289          1,015
     -  Write-off  due to sale
        of the Loucas                   -                (53)            (53)
     -  Amortization                 (847)              (355)         (1,202)
                               ------------   ----------------  --------------
     December 31, 2000              1,145                552           1,697
     -  Additions                   4,766              1,456           6,222
     -  Amortization                 (960)              (139)         (1,099)
                               ------------   ----------------  --------------
     December 31, 2001              4,951               1,869          6,820
     -  Additions                   8,122                 766          8,888
     -  Amortization               (3,211)               (292)        (3,503)
                               ------------   ----------------  --------------
     December 31, 2002              9,862               2,343         12,205
                               ============    ===============  ==============

Amortization for dry-docking and other financing costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in interest and finance costs, net in the accompanying consolidated statements of income.


7.   Accrued Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:



                                                  2001    2002
                                                  ----    ----

     P&I back calls                                177        -
     Vessels'   operating
     and  voyage  expenses                       1,173    2,371
     General and
      administrative  expenses                     668      945
                                               -------    ------
              Total                              2,018    3,316
                                               =======    ======
For year 2002 no P&I back calls are anticipated following the clubs' change of billing policy.

8. Long-term Debt:

           The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                       Borrower (s)                   2001       2002
                       ------------                   ----       ----

      (a)  Ariel Shipping Corporation                  8,400      7,200
      (b)  Colmar Ltd.                                 6,400      5,200
      (c)  Primar   Shipping   Ltd.  and  Palmar      20,776     17,996
           Maritime Ltd.
      (d)  Nedimar Ltd.                               17,000     15,800
      (e)  Kliomar Ltd.                               19,950     17,438
      (f)  Polmar Ltd.                                20,475     18,625
      (g)  Cleliamar Ltd.                             20,475     18,625
      (h)  Keymar Ltd.                                16,153     14,722
      (i)  Takamar Ltd.                               25,578     23,641
      (j)  Jacamar Ltd.                               27,875     25,875
      (k)  Luxmar Ltd.,  Limar Ltd., Camar Ltd.,
           Jamar Ltd. and Ermar Ltd.                  68,438     59,313
      (l)  Rimar  Ltd.,  Almar  Ltd.,   Allenmar
           Ltd., Capemar Ltd. and Promar Ltd.         69,875     61,375
      (m)  Petromar Ltd.                              19,440     18,320
      (n)  Pearlmar Ltd. and Jademar Ltd.             18,000     43,450
      (o)  Rubymar Ltd.                                6,750     21,750
      (p)  Rosemar Ltd.                                1,609     21,906
      (q)  Ambermar Ltd.                                   0     19,500
      (r)  Goldmar  Limited                                0     22,786
      (s)  Silvermar Limited                               0     22,787
      (t)  Aquamar Shipping Limited                        0     16,500
      (u)  Maremar Limited                                 0     15,800
                                                     --------   -------
                                                     367,194    488,609
           Total
           Less- current portion                     (40,332)   (74,758)
                                                     --------   -------
           Long-term portion                         326,862    413,851
                                                     ========   =======

     (a) Loan: Balance of U.S. Dollar bank loan (original amount $ 16,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at December 31, 2002 represents a balloon payment of $ 7,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 2.75% and 2.19%, respectively.

     (b) Loan: Balance of U.S. Dollar bank loan (original amount $ 14,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at December 31, 2002 represents a balloon payment of $ 5,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 2.75% and 2.19%, respectively.

     (c) 1995 to refinance a previous loan with the same bank. Following the assumption of the unpaid balance of $ 3,080 of the loan of the Loucas following its sale, subsequent to December 31, 2000, the loan was refinanced and the balance at December 31, 2002 is repayable in eleven equal quarterly installments through September 2005 and a balloon payment of $ 10,351 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 3.00% and 3.16%, respectively.

     (d) Loan: Balance of U.S. Dollar bank loan (original amount $ 24,000) obtained in December 1995 to refinance a previous loan with the same bank. The balance at December 31, 2002 is repayable in one installment in June 2003 and a balloon payment of $ 15,200 payable in December 2003. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 2.75% and 2.19%, respectively.

     (e) Loan: Balance of U.S. Dollar bank loan (original amount $ 30,000) obtained in October 1997 to partially finance the acquisition cost of the Kliomar. The balance at December 31, 2002 is repayable in six equal semi-annual installments through October 2005 and a balloon payment of $ 9,900 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 2.73% and 2.41%, respectively.

     (f) Loan: Balance of U.S. Dollar bank loan (original amount $ 25,500) obtained in December 1997 to partially finance the acquisition cost of the Polys. The balance at December 31, 2002 is repayable in eleven equal semi-annual installments through January 2008 and a balloon payment of $ 8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 4.79% and 2.6%, respectively.

     (g) Loan: Balance of U.S. Dollar bank loan (original amount $ 25,500) obtained in January 1998 to partially finance the acquisition cost of the Cleliamar. The balance at December 31, 2002 is repayable in eleven equal semi-annual installments through January 2008 and a balloon payment of $ 8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 4.79% and 2.6%, respectively.

     (h) Loan: Balance of U.S. Dollar bank loan (original amount $ 20,800) obtained in September 1998 to partially finance the acquisition cost of the Keymar. The balance at December 31, 2002 is repayable in twenty-three equal quarterly installments through September 2008 and a balloon payment of $ 6,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 3.27% and 2.89%, respectively.

     (i) Loan: Balance of U.S. Dollar bank loan (original amount $ 31,875) obtained in September 1998 to partially finance the acquisition cost of the Takamar. The balance at December 31, 2002 is repayable in twenty-three equal quarterly installments through September 2008 and a 10. Long-term Debt (continued):

         balloon payment of $ 12,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 3.15% and 2.89%, respectively.

     (j) Loan: Balance of U.S. Dollar bank loan (original amount $ 31,875) obtained in February 1999 to partially finance the acquisition cost of the Jacamar. The balance at December 31, 2002 is repayable in seventeen equal semi-annual installments through February 2011 and a balloon payment of $ 8,875 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2001 and 2002 were 5.9% and 2.04%, respectively.

     (k) Loan: Balance of U.S. Dollar bank loan (original amount $ 73,000) obtained in April 2001 to partially finance the acquisition cost of the Luxmar, Limar, Camar, Jamar and Ermar. The balance at December 31, 2002 is repayable in thirteen equal semi-annual installments through June 2009. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 and 2002 were 3.06% and 2.56%, respectively.

     (l) Loan: Balance of U.S. Dollar bank loan (original amount $ 72,000) obtained in May 2001 to partially finance the acquisition cost of the Rimar, Almar, Allenmar, Capemar and Promar. The balance at December 31, 2002 is repayable in eleven equal quarterly installments of $ 2,125 each, twelve equal quarterly installments of $ 1,250 each through September 2008 and a balloon payment of $ 23,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 and 2002 were 3.21% and 2.79%, respectively.

     (m) Loan: Balance of U.S. Dollar bank loan (original amount $ 20,000) obtained in June 2001 to partially finance the acquisition cost of the Petromar. The balance at December 31, 2002 is repayable in seventeen equal semi-annual installments through June 2011 and a balloon payment of $ 8,800 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2001 and 2002 were 5.49% and 2.71, respectively.

     (n) Loan: Balance of a U.S. Dollar bank loan (original amount $ 45,000) obtained in January 2002 to partially finance the construction cost of the Pearlmar and Jademar. The balance at December 31, 2002 is repayable in nineteen equal semi-annual installments through March 2012 and a balloon payment of $ 14,000 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 and 2002 were 3.13% and 3.04%, respectively.

     (o) Loan: Balance of a U.S. Dollar bank loan (original amount $ 22,500) obtained in April 2002 to partially finance the construction cost of Rubymar. The balance at December 31, 2002 is repayable in thirty-eight quarterly equal installments through April 2012 and a balloon payment of $ 7,500 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 and 2002 were 6.2% and 3.22%.

     (p) Loan: Balance of a U.S. Dollar bank loan (original amount $ 22,533) obtained in May 2002 to partially finance the construction cost of Rosemar The balance at December 31, 2002 is repayable in nineteen equal semi-annual installments through May 2012 and a balloon payment of $10,000 payable together with the last installment. The interest rate, including the spread, at December 31, 2001 and 2002 were 6.15% and 3.38%, respectively.

     (q) Loan: Balance of a US Dollar bank loan (original amount $ 20,200) obtained in February 2002 to partially finance the acquisition of Ambermar. The balance at December 31, 2002 is repayable in fifteen equal semi annual installments through February 2010 and a balloon payment of $9,000 payable together with the last installment. The interest rate, including the spread, at December 31, 2002 was 2.88%.

     (r) Loan: Balance of a US Dollar bank loan (original amount of $ 23,636) obtained in May 2002 to partially finance the acquisition of Goldmar. The balance at December 31, 2002 is repayable in eighteen equal quarterly installments of $425 each, nineteen equal quarterly installments of $325 each through March 2012 and a balloon payment of $8,961 payable together with the last installment. The interest rate, including the spread, at December 31, 2002 was 3.1%.

     (s) Loan: Balance of a US Dollar bank loan (original amount of $ 23,637) obtained in June 2002 to partially finance the acquisition of Silvermar. The balance at December 31, 2002 is repayable in eighteen equal quarterly installments of $425 each, nineteen equal quarterly installments of $325 each through March 2012 and a balloon payment of $8,962 payable together with the last installment. The interest rate, including the spread, at December 31, 2002 was 3.1%.

     (t) Loan: Balance of a US Dollar bank loan (original amount of $ 16,500) obtained in July 2002 to partially finance the acquisition of Aquamar. The balance at Decemeber 31, 2002 is repayable in sixteen equal semi annual installments through July 2010 and a balloon payment of $5,300 payable together with the last installment. The interest rate, including the spread, at December 31, 2002 was 2.87%.

     (u) Loan: Balance of a US Dollar bank loan (original amount of $ 16,500) obtained in June 2002 to partially finance the acquisition of Maremar. The balance at December 31, 2002 is repayable in fifteen equal semi annual installments through June 2010 and a balloon payment of $5,300 payable together with the last installment. The interest rate, including the spread, at December 31, 2002 was 3.1%.

     The balances of loans (a) (b) and (d) above are included in the short term portion as they are due in 2003. Management's intention is to refinance these loans for five years within the first half of 2003.

     The range of the interest rates of the above loans during the years ended December 31, 2000, 2001 and 2002 was as follows:

     2000    6.92% - 7.33%
     2001    2.72% - 7.75%
     2002    2.04% - 6.47%

     Bank loan interest expense for the years ended December 31, 2000, 2001 and 2002 amounted to $ 16,273, $ 16,732 and $ 18,160 respectively, and is included in interest and finance costs in the accompanying consolidated statements of income.

The loans are secured as follows:

     o    First, second, third and fourth priority mortgages over the Colmar;

     o    First, second and third priority mortgages over the Kliomar;

     o First and second priority mortgages over the Polys, Cleliamar, Primar and City University;

     o First priority mortgage over the Fulmar, Nedimar, Keymar, Takamar, Jacamar, Luxmar, Limar, Camar, Jamar, Ermar, Rimar, Almar, Allenmar, Capemar, Promar Petromar.Ambermar,Pearlmar, Jademar, Rubymar, Rosemar, Goldmar, Silvermar, Aquamar and Maremar;

     o    Assignments of earnings and insurances of the mortgaged vessels;

     o    Pledge of shares of the borrowers; and o Corporate guarantees.

     The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, minimum ratios of total debt against equity, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenants of certain loans, dividends cannot be distributed without the prior consent of the lending banks.

     The annual principal payments required to be made subsequent to December 31, 2002 are as follows:

     Year                          Amount
     ----                          ------

     2003                          74,758
     2004                          46,558
     2005                          65,239
     2006                          37,766
     2007                          37,366
     2008 and thereafter          226,922

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

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $ 4.25 billion.

10.  Stock Option Plan:

     As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option equals $
     12.30. Under the terms of the Plan, no options can be exercised until December 31, 2002. The plan expires 10 years from March 6, 2001. In addition to the Plan, on October 11, 2001, an aggregate of 8,000 additional options were granted to certain members of the Board of Directors. These options have an exercise price of $13.52 and are subject to the terms and conditions as set forth in the Plan. As at December 31, 2002, 3,000 options had been cancelled.

     The Company accounts for the Plan under APB opinion No. 25 according to which, no compensation expense was recognized during 2001 and 2002 as the exercise price was equal to the grant date fair value of these options.

     Presented below is a table reflecting the activity in the Plan from March 31, 2001 through December 31, 2002.

                                          Weighted                   Weighted
                                          Average                    Average
                                          Exercise    Options        Exercise
                                Options   Price      Exercisable     Price
                                -------   -----      -----------     -----
Options granted,
 March 31, 2001                 323,500    12.30         -            -
      --    Exercised             -           -          -            -
      --    Vested                -           -          -            -
      --    Cancelled             3,000       -          -            -
Options  granted,
  October  11, 2001               8,000    13.52
      --    Exercised             -           -          -            -
      --    Vested                -           -          -            -
      --    Cancelled             -           -          -            -
    December 31, 2002           328,500    12.34         -            -


11.   Earnings per Common Share

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilative stock options using the treasury stock method.

     The components of the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

                                     2000           2001          2002
                                     ----           ----          ----

    Basic earnings per share:
    Weighted average common
    shares outstanding               3,824,750      10,290,028    15,262,194

    Diluted  earnings per
    share:
    Weighted average common
    shares  outstanding              3,824,750      10,290,028    15,262,194

    Option                              -               63,782       331,233
    Weighted average common
    shares - diluted                 3,824,750       10,353,810    15,314,250
    Basic earnings per common
    share:                               $2.94           $3.31         $2.84
    Diluted earnings per
    common share:                        $2.94           $3.29         $2.83


12.  Interest and Finance Costs, net:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:


                                  2000     2001     2002
                                  ----     ----     ----

     Interest on long-term debt   16,273   16,732   18,160
     Mortgagee interest               83      130      237
     Bank charges                     42       88      137
     Amortization of loan fees        86      139      292
                                  -------  ------   ------
              Total               16,484   17,089   18,826
                                  =======  ======   ======
13.  Interest Rate Agreements:

     On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15,000. Under this agreement, the Company is covered for an interest rate up to LIBOR of 7%. Since LIBOR has not exceeded 7% for years 2000, 2001 and 2002, there was no charge for the Company with respect to this interest rate cap agreement.

     On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through September 12, 2005) for an amount of $14,000, $10,000 and $31,500, respectively. Under these agreements, the Company has fixed the interest rate at 6.50%, 6.45% and 5.88%, respectively.

     On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001 respectively. The first is for a period of three years for an amount of $16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.765%, respectively.

     On July 10, 2002, the Company concluded two interest swap agreement with effective dates September 13, 2002 each. Both are for a period of five years and for an amount of $23,575 each. Under the agreement the Company has fixed the interest rate at 4.20% and 4.38% respectively.

14.  Income Taxes:

     Liberia, Greece, Panama and Cyprus do not impose a tax on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income ( $ 80, $ 93 and $ 179 in 2000, 2001 and 2002, respectively).

     Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom. No provision for income taxes was required for the years up to 1997 as the company utilized carry-forward tax losses. The accompanying consolidated statements of income include provision for income taxes of $ 15, $ 79 and $ 6 in, 2000, 2001 and 2002, respectively, which is included in general and administrative expenses.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly - traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.


15   Financial Instruments:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans, derivatives and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 8.

     (b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its temporary cash investments consisting mostly of deposits with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas.

     (c) Fairvalue: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in
          Note 13 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market value of the swap agreements mentioned above, at December 31, 2002, was $7,950 and has been included in "Comprehensive Income" in the accompanying December 31, 2002 consolidated balance sheet.

16   Subsequent Events:

     (a) In February 2003 the Company concluded an agreement for the purchase of six Handymax tankers being under construction with expected delivery dates between December 2003 and September 2004. The expected cost including specifications, supervision and pre-delivery financing costs will amount to approximately $173.2 million and will be paid through bank financing and from the Company's own funds. Furthermore, $6.4 million of the total price will be paid in Company's stock.

     (b) In February 2003 the following companies, directly owned by the holding company, were established:


 Company                       Country of Incorporation      Hull Number
 -------                       ------------------------      -----------
 Cabo Hellas Limited           Liberia                        Hull 5239
 Cabo Sounion Limited          Liberia                        Hull 5240

     (c) On February 1, 2003, M/T Keymar was grounded by strong winds and was subsequently refloated. She is currently undergoing major repairs, the cost of which is covered by her insurers.


                                   STELMAR SHIPPING LTD.
                       SCHEDULE I - CONDENSED FINANCIAL INFORMATION
                                      BALANCE SHEETS
                                DECEMBER 31, 2001 AND 2002
                   (Expressed in thousands of U.S. Dollars)

ASSETS                                             2001             2002


CURRENT ASSETS:
  Cash and cash equivalents                         $970          $1,250
                                                --------        --------
  Due from subsidiaries                               -            3,873
  Prepayments and other                               -               85
                                                --------        --------
   Total current assets                              970           5,208

   INVESTMENTS                                   208,625         315,610

   Total assets                                 $209,595        $320,818
                                                ========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

   Accounts payable-Trade                            147             125
   Accrued liabilities                                 -             595
   Financial instruments fair value                    -           7,950
                                                --------        --------
   Total current liabilities                         147           8,670

STOCKHOLDERS' EQUITY:
   Preferred  stock,  $ 0.01 par value;
   20,000,000  shares
   authorized, none issued.                            -              -
   Common  stock,   $  0.02  par  value;
   25,000,000   shares  authorized;
   11,874,750 and 16,819,750  issued
   and outstanding at December 31, 2001
   and 2002, respectively.                           237            336
   Additional paid-in capital, net               149,970        215,635
   Accumulated other comprehensive
   income / (loss)                                (2,594)         (7,940)
   Retained earnings                              61,835         104,117
                                                -------         --------
   Total stockholders' equity                    209,448         312,148

   Total liabilities and
   stockholders' equity                         $209,595        $320,818
                                                ========        ========

                                  STELMAR SHIPPING LTD.
                       SCHEDULE I - CONDENSED FINANCIAL INFORMATION
                                   STATEMENTS OF INCOME
                   FOR THE YEARS ENDED DECEMBER 31, 2000, 2001AND 2002
             (Expressed in thousands of U.S. Dollars - except per share data)

                                             2000         2001       2002
                                           ----------   ---------  ---------

REVENUES:
Revenue from investments                  $11,408       $33,636      $44,997
General and administrative expenses            98           465        1,810
                                         --------       -------      -------
   Operating income                        11,310        33,171       43,187

OTHER INCOME (EXPENSES):
   Interest and finance costs, net            (75)          842           99

   Total other income (expenses), net         (75)          842          99

Net Income                                $11,235       $34,013      $43,286
                                         ========       =======      =======
Earnings per share, basic                   $2.94         $3.31        $2.84
                                         ========       =======      =======
Weighted average number of
shares, basic                           3,824,750    10,290,028   15,262,194
                                        =========    ==========   ==========
Earnings per share, diluted                 $2.94         $3.29        $2.83
                                        =========    ==========   ==========
Weighted average number of
shares, diluted                         3,824,750    10,353,810   15,314,250
                                        =========    ==========  ===========

                                    STELMAR SHIPPING LTD.
                         SCHEDULE I - CONDENSED FINANCIAL INFORMATION
                              STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                   (Expressed in thousands of U.S. Dollars)

                                                                                        Accumulated
                                                                                        Other
                                                               Additional               Comprehensive
                                   Comprehensive   Capital     Paid-in     Retained     Income/
                                   Income          Stock       Capital     Earnings     (Loss)     Total
                                   ------          -----       -------     --------     ------     -----
BALANCE, December 31, 1999                              76       55,064     23,418        (143)     78,415

   Net income                      11,235                -            -     11,235          -       11,235

   Other comprehensive
   income
   - Currency translation
     adjustments                      (84)               -            -          -         (84)        (84)
                                  -------
Comprehensive income               11,151
                                  =======          -------     ---------   --------     --------   -------
BALANCE, December 31, 2000                              76       55,064     34,653        (227)     89,566

   Cumulative effect of
   measurement at fair
   value of financial
   instruments at
   January 1, 2001                   (561)               -            -          -        (561)       (561)

   Issuance of common  stock            -              161       96,438          -           -      96,599

   Expenses related to
   the issuance of common
   stock                                -                -       (8,363)         -           -      (8,363)

   Reinvestment of
   earnings                                              -        6,831     (6,831)          -           -

   Net income                      34,013                -            -     34,013           -      34,013

   Other  comprehensive
   income
   - Fair value of
     financial instruments         (1,939)                -            -          -      (1,939)    (1,939)
   - Currency  translation
     adjustments                      133                -             -          -         133        133
                                  -------
Comprehensive income              $31,646
                                  =======          -------     ---------   --------     --------   ---------
BALANCE, December 31, 2001                            $237     $149,970    $61,835     $(2,594)   $209,448

   Issuance of common
   stock                                -               99       69,131          -           -      69,230

   Expenses   related   to
   the issuance
   of common stock                      -                -       (4,470)         -           -      (4,470)
   Reinvestment  of
   earnings                             -                -       11,004     (1,004)          -          -

   Net income                      43,286                -            -     43,286           -      43,286
   Othercomprehensive
   income
   - Fair value of
     financial instruments         (5,450)               -            -          -      (5,450)     (5,450)
   - Currency translation
     adjustments                      104                -            -          -         104        104
                                  -------
   Comprehensive income           $37,940
                                  =======          -------     ---------   --------     --------   ---------
BALANCE, December 31, 2002                            $336     $215,635   $104,117     $(7,940)   $312,148
                                                   =======     ========    ========     ========   =========


                            STELMAR SHIPPING LTD.
                 SCHEDULE I- CONDENSED FINANCIAL INFORMATION
                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                   (Expressed in thousands of U.S. Dollars)

                                                2000       2001       2002
                                                ----       ----       ----

Cash Flows from Operating Activities:

   Net income                                   $11,235    34,013     43,286
   Adjustments  to reconcile
   net income to net cash
   provided by operating activities:
   (Increase) Decrease in:
      Accounts receivable                          -           -      (3,958)
   Increase (Decrease) in:
      Accounts payable                              108      (125)       (22)
      Accrued liabilities
      excluding bank loan interest                    -         -        595
     Translation adjustment                         (84)      133        104
                                                -------   -------     ------
 Net Cash from Operating Activities              11,259   34,021      40,005

Cash  Flows from (used in)
Investing Activities:
      Reinvestment of earnings                        -    (6,831)    (1,004)
      Investment in subsidiaries                (11,259) (121,389   (104,485)
                                                -------  --------   ---------
Net Cash used in Investing Activities           (11,259) (128,220)  (105,489)

Cash Flows from (used in) Financing
 Activities:
      Dividends received and reinvested               -     6,831      1,004
      Contribution to paid-in capital                 -    88,236     64,760
                                                -------   -------    -------
Net Cash from Financing Activities                    -    95,067     65,764

Net increase in cash and cash equivalents             -       868        280
Cash and cash equivalents at
beginning of year                                   102       102        970
                                                -------   -------    -------
Cash and cash equivalents at end of year           $102      $970     $1,250
                                                =======   =======    =======

ITEM 19. exhibits.

               Exhibit                   Description
               Number

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

            4.32 Memorandum of Agreement, between the Company and Osprey Maritime Limited, to purchase the tanker Petrobulk Cougar (incorporated by reference to Exhibit
                        10.32 to the Company's Registration Statement on Form F-1 (SEC Registration No. 333-13128))

            4.33 Memorandum of Agreement, between the Company and Osprey Maritime Limited, to purchase the tanker Petrobulk Jaguar (incorporated by reference to Exhibit
                        10.33 to the Company's Registration Statement on Form F-1 (SEC Registration No. 333-13128))

            4.34 Memorandum of Agreement, between the Company and Osprey Maritime Limited, to purchase the tanker Petrobulk Challenger (incorporated by reference to Exhibit 10.34 to the Company's Registration Statement on Form F-1 (SEC Registration No. 333-13128))

            4.35 Memorandum of Agreement, between the Company and Osprey Maritime Limited, to purchase the tanker Petrobulk Cape (incorporated by reference to Exhibit
                        10.35 to the Company's Registration Statement on Form F-1 (SEC Registration No. 333-13128))

            4.36 Interest Rate Swap Agreement, between the Company and Fortis Bank (Nederland) N.V. (incorporated by reference to Exhibit 10.36 to the Company's Registration Statement on Form F-1 (SEC Registration No. 333-13128))

            8.0 Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company's Registration Statement on Form F-1 (SEC Registration No. 333-13128))

            23.1        Independent Auditors' Consent

            99.1        Certification   pursuant   to   Section   302  of  the
                        Sarbanes-Oxley Act of 2002 of the Chief Executive Officer of the Company.

            99.2        Certification   pursuant   to   Section   302  of  the
                        Sarbanes-Oxley Act of 2002 of the Chief Financial Officer of the Company.

            99.3        Certification   pursuant   to   Section   906  of  the
                        Sarbanes-Oxley Act of 2002 of the Chief Executive Officer of the Company.

            99.4        Certification   pursuant   to   Section   906  of  the
                        Sarbanes-Oxley Act of the Chief Financial Officer of the Company.


**Previously filed.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  Stelmar Shipping Ltd.
                                                  ---------------------
                                                      (Registrant)

Date  June 16, 2003                             By  /s/ Peter Goodfellow
                                                    --------------------
                                                    Peter Goodfellow
                                                   Chief Executive Officer



02509.0004 #385569