Form 20-F
period 2003-12-31
STELMAR SHIPPING LTD
filed 2004-06-04
CIK 1133882

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
                          ------------------------------------------------------

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________________________

Commission file number File No. 001-15176
                       ---------------------------------------------------------

                              STELMAR SHIPPING LTD.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                               Republic of Liberia
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

      Status Center, 2A Areos Street, Vouliagmeni GR 16671, Athens, Greece
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

        Title of each class                         Name of each exchange
                                                     on which registered
preferred stock, par value $0.01 per share
common stock, par value $0.02 per share             New York Stock Exchange
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

17,305,687 shares of common stock, par value $0.02 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.....................iv

     ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........1

     ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.........................1

     ITEM 3.   KEY INFORMATION.................................................1

     ITEM 4.   INFORMATION ON THE COMPANY.....................................13

     ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................31

     ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................40

     ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............45

     ITEM 8.   FINANCIAL INFORMATION..........................................46

     ITEM 9.   THE OFFER AND LISTING..........................................46

     ITEM 10.  ADDITIONAL INFORMATION.........................................47

     ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....59

     ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........60

     ITEM 13.  DIVIDEND ARREARAGES AND DELINQUENCIES..........................60

     ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
               AND USE OF PROCEEDS............................................60

     ITEM 15.  CONTROLS AND PROCEDURES........................................60

     ITEM 16.  RESERVED.......................................................61

     ITEM 17.  FINANCIAL STATEMENTS...........................................62

     ITEM 18.  FINANCIAL STATEMENTS...........................................62

     ITEM 19.  EXHIBITS.....................................................II-1

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

     In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of oil tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission and the New York Stock Exchange.

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

                      Stelmar Shipping Ltd and Subsidiaries
                      -------------------------------------
                 Selected Consolidated Financial and Other Data

The following selected consolidated financial and other data summarizes our historical consolidated financial information. The information as of and for each of the five years ended December 31, 2003, except for fleet data, was derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States

(in thousands of U.S. dollars except per share, per day and fleet data)

                                                                                 Audited
                                                                         Year Ended December 31,
                                                                         -----------------------

                                                      1999          2000          2001           2002            2003
                                                   ----------    ----------    -----------    -----------     -----------
Statement of Income Data:
Revenue from vessels                               $   68,539    $   68,575    $   111,198    $   160,210     $   176,248
Revenue from vessels, net of commissions               66,790        66,704        108,647        156,508         171,924
Voyage expenses                                         5,194         5,450          8,743          8,129           9,533
Vessel operating expenses (1)                          15,188        14,959         23,093         39,816          44,371
Depreciation (2)                                       15,425        15,441         21,755         34,644          39,394
Amortization of deferred charges (3)                      754         1,116            960          3,211           4,646
General and administrative expenses                     2,939         2,876          4,583          7,824           9,433
Impairment loss (4)                                     6,500            --             --             --              --
Operating income                                       20,790        26,862         49,513         61,971          62,879
Interest and finance costs, net                        13,025        15,428         15,534         18,545          16,553
Net income                                              7,794        11,235         34,013         43,286          38,631

Balance Sheet Data (end of year):
Cash and cash equivalents                          $   14,741    $   26,464    $    34,417    $    36,123     $    36,463
Net Book Value of Vessels, including
those under construction                              392,131       264,780        538,382        761,252         811,515

Total assets                                          317,825       299,215        592,183        823,357         897,421
Long term debt, including current portion             231,181       200,792        367,194        488,609         507,650
Total stockholders' equity                             78,415        89,566        209,448        312,148         358,841

Other Financial Data:
EBITDA (5)                                         $   43,483    $   43,434    $    72,307    $   100,318     $   107,984
Net cash provided from operating activities            25,033        30,529         50,233         74,575          75,001
Net cash from (used in) investing activities          (38,833)       11,872       (295,462)      (258,278)        (96,125)
Net cash from (used in) financing activities           15,210       (30,678)       253,182        185,409          21,464

Fleet Data:
Average number of vessels                                11.8          12.0           17.6           28.1            30.5
Number of vessels (year end)                             12.0          11.0           22.0           31.0            31.0
Average age of fleet, excluding newbuildings
(in years) (6)                                            6.6           6.9            8.1            7.2             7.5

Total operating days (7)                                4,224         4,282          6,110          9,912          10,562
Total available ship days (8)                           4,324         4,370          6,418         10,254          11,142
Average daily revenue earned per vessel (8)        $   14,245    $   14,017    $    15,566    $    14,469     $    14,575
TCE per vessel per day (9)                             14,995        14,743         16,769         15,341          15,785

Vessel operating expenses per vessel
per day (1)                                        $    3,512    $    3,423    $     3,598    $     3,931     $     3,982
Vessel overhead burden per vessel
per day (10)                                              680           658            715            756             847

Operating cash flow per vessel per day (11)            10,056         9,939         11,266          9,783           9,692

Per Share Data:

Earnings per share, basic (4)                      $     2.08    $     2.94    $      3.31    $      2.84     $      2.25
Earning per share, fully diluted                         2.08          2.94           3.29           2.83            2.24
Weighted average number of shares, basic            3,750,205     3,824,750     10,290,028     15,262,194      17,195,152
Weighted average number of shares, fully diluted    3,750,205     3,824,750     10,353,810     15,314,250      17,278,889
Dividends per share                                        --            --             --             --            0.12

                           See footnotes on next page

(1) Vessel operating expenses are costs that vessel owners typically bear, including crew wages, vessel supplies, insurance, tonnage taxes, routine repairs and maintenance, including continuous special survey costs and other direct operating costs.

(2) We compute depreciation using the straight-line method over the estimated useful life of the asset to its estimated scrap value. In the case of vessels, we estimate useful life of 25 years from the date of its delivery from the builder. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis the useful life of M/T Kliomar was reduced to 21 years.

(3) We defer costs associated with periodic dry dockings and amortize them over the period to the next scheduled dry docking, usually two and a half years or five years.

(4) We recognized impairment on the carrying amount of one of our vessels in 1999. This was a non-recurring charge. The effect of the impairment was to reduce our earnings per share by $1.66.

(5) We define EBITDA as net income plus interest expense, net, income taxes, depreciation and amortization. EBITDA reflects cash available to meet our debt service, capital expenditures, dry docking costs and other non operating cash needs. EBITDA should not be considered as a substitute for net income (loss), cash flows from operations or other measures of liquidity determined in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. GAAP does not recognize EBITDA. Not all companies calculate EBITDA in the same way. We believe, however, that EBITDA is relevant because some investors may use it to analyze our operating performance and ability to service our debt.

EBITDA Reconciliation
                                    1999         2000         2001         2002         2003
                                  ---------    ---------    ---------    ---------    ---------
EBITDA                            $  43,483    $  43,434    $  72,307    $ 100,318    $ 107,984
                                  ---------    ---------    ---------    ---------    ---------
Depreciation and Amortization       (16,179)     (16,557)     (22,715)     (37,855)     (44,040)
Interest and finance cost, net      (13,025)     (15,428)     (15,534)     (18,545)     (16,553)
Gain (loss) from sale of vessel          --           32           --           --       (7,270)
Impairment loss                      (6,500)          --           --           --           --
Foreign currency losses                 (56)         (31)        (129)        (366)        (360)
Other                                    71         (215)          84         (266)      (1,130)
                                  ---------    ---------    ---------    ---------    ---------
Net Income                        $   7,794    $  11,235    $  34,013    $  43,286    $  38,631
                                  =========    =========    =========    =========    =========

(6) We define the average age of our fleet as the result of the age of each vessel in each year from its delivery from builder, weighted by the vessel's dwt in proportion to the total dwt of the fleet for each respective year.

(7) Total operating days are the total number of days in a given period that we own the vessels less the total number of off-hire days. We define off-hire days as days spent on repairs, dry docking and special surveys, vessel upgrades, initial positioning after our purchase of the vessel and awaiting employment.

(8) We define average daily revenue earned as total revenues less commissions and voyage costs divided by the total number of available days. Voyage costs include cost of fuel, port charges and canal charges. We calculate total available ship days on the basis of a 365 day fiscal year multiplied by the average number of vessels in the fleet for that year.

(9) The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollar per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

(10)We calculate vessel overhead burden per ship per day as the result of general and administrative expenses divided by the total number of available ship days.

(11)Operating cash flow per ship per day represents EBITDA divided by total available ship days. GAAP does not require operating cash flow. You should not consider operating cash flow as an alternative to net income or any other indicator of our performance required by GAAP.

(12)We decided to reverse split our shares in January 2001. In this reverse split, our current stockholders exchanged two shares for one share, and we reduced our number of outstanding shares by 50%. All per share numbers reflect that reverse split retroactively.

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

Industry Specific Risk Factors
------------------------------

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings.

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

If we violate environmental laws or regulations, the resulting liability may adversely affect our earnings and financial condition.

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

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

     The carrying amount of our vessels on our financial statements does not necessarily reflect their fair market value, which can fluctuate significantly. The fair market value of tankers may increase and or decrease depending on the following factors:

     o    general economic and market conditions affecting the tanker industry;

     o    competition from other shipping companies;

     o    types and sizes of vessels;

     o    other modes of transportation;

     o    cost of newbuildings;

     o governmental or other regulations including required phase-outs of non-double hull tankers;

     o    prevailing level of charter rates; and

     o    technological advances.

     When each of our tankers reach 15 years of age we carefully consider the future ownership life of these vessels. Factors considered are the condition and future tradability of the vessels as well as the capital investment needed to continue to operate and maintain the vessels to the highest industry standards. After taking these factors into account, we did not sell seven of our tankers that reached 15 years of age over the past year. An additional three tankers in our current fleet will reach 15 years of age in the next two years. If we determine at any time that a vessel's future limited useful life and earnings requires us to impair its value in our financial statements, that could result in a charge against our earnings and the reduction of our stockholders' equity. If for any reason we sell tankers at a time when tanker prices have fallen, the sale may be less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

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

Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose our tankers

     We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. As of December 31, 2003, we had total indebtedness of $507.7 million and a ratio of indebtedness to total capital of 58.6%. As we expand our fleet, we will need to incur additional indebtedness. Our inability to service our debt could lead to acceleration of our debt and the foreclosure of our fleet.

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

Our earnings may be adversely affected if we do not successfully employ our tankers on long-term time charters or use them profitably on the spot market

     We seek to deploy our tankers both on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2003, 27 tankers in our current fleet are contractually committed to time charters, with the remaining terms of these charters ranging from one month to three and a half years. Three of the tankers in our total fleet completed their current time charters during 2003. In terms of net operating days, 62% and 28% of our fleet's capacity are covered by time charters for 2004 and 2005, respectively. While the spot market for tankers has recently improved, if market rates drop to previous lower levels, that could substantially adversely affect our earnings as vessels complete their current time charters. If we cannot re-charter our vessels successfully on long-term time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. In addition, although our time charters provide steady streams of revenue, our tankers committed to time charters may not be available for spot voyages during an eventual upswing in the tanker industry cycle, when spot voyages might be more profitable.

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

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

     We have historically derived a significant part of our revenue from a small number of charterers. During 2003, approximately 19% of our revenue derived from two charterers and in 2002, approximately 22% of our revenue for our fleet derived from the same charterers. Eight of the tankers in our current fleet operate under time charters with Adam Maritime Corporation, a subsidiary of Glencore International AG, which provided 17% of our revenue in 2003 and ST Shipping, a company related to Adam Maritime Corporation, which provided 2%. The occurrence of any problems with these charterers may adversely affect our revenues.

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

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

     During 2003, we received delivery of one Panamax newbuilding. Our fleet expansion will continue with the purchase of the four Panamax tanker newbuildings under construction in South Korea, as well as the purchase of the six Handymax newbuildings under construction in China, which are scheduled to be delivered between January 2004 and August 2004. In addition to depending on our ability to procure funding, our growth will also depend on our ability to:

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

We may be unable to attract and retain key management personnel and other employees in the tanker industry, which may negatively affect the effectiveness of our management and our results of operations

     Our success depends to a significant extent upon the abilities and efforts of our management team. Most of our senior executives have each been with us for over seven years and have significant industry experience. We do not currently have long-term employment contracts with any of our senior executives, including Peter Goodfellow, our Chief Executive Officer, Stamatis Molaris, our Chief Financial Officer and George Dienis, our Chief Operating Officer. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

     We employ approximately 1,250 seafarers and 75 land-based employees in the Athens and London offices. The employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

     If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

     On February 1, 2003, M/T Keymar was grounded by strong winds and was subsequently refloated. She underwent major repairs, the cost of which is expected to be covered by her underwriters. The vessel was refloated in October 2003.

Purchasing and operating secondhand vessels may result in increased operating costs which could adversely affect our earnings.

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

     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2003, our fleet included 10 vessels more than 10 years of age. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

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

     Any of these circumstances or events could increase our costs or lower our revenues. For instance, in Venezuela, an oil industry strike lessened the flow of oil to the United States and, therefore, the demand for oil on that route. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

We may not have adequate insurance to compensate us if we lose our tankers.

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

Maritime claimants could arrest our tankers, which could interrupt our cash flow.

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

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

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

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels.

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

Existing stockholders, who hold approximately 28% of our common stock, can exert considerable control over us, which may limit your ability to influence our actions.

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

We may have to pay tax on United States source income, which would reduce our earnings.

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

If U.S. tax authorities were to treat us as a "Passive Foreign Investment Company," that could have adverse consequences on U.S. holders.

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

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

     We generate all of our revenues in U.S. dollars but incur approximately 25% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We do not hedge these risks. Our operations could suffer as a result.

Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition.

     At December 31, 2003, a significant portion of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2003, we have interest rate cap and swap agreements expiring between 2005 and 2007 for approximately 22.2% of the then outstanding principal amounts of our loans that may mitigate some of this exposure.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

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

ITEM 4. INFORMATION ON THE COMPANY

Our Fleet

     We are Stelmar Shipping Ltd., an international tanker company. Our total fleet, including the five Panamax tankers and the six Handymax tankers under construction, is as follows:

                   Year               Hull      Sister
     Name          Built       DWT    Type(1)   Ships       Charter Type
---------------    -----   -------   --------   ------   -----------------------

Handymax
--------

Hull S-1108+
Hull S-1109+
Hull S-1110+
Hull S-1124+
Hull S-1125+
Hull S-1126+
Ambermar           2002      35,700     DH        A      TC to Aug. 2005 (2)
Petromar           2001      35,768     DH        A      TC to Feb. 2004
Maremar            1998      47,225     DH        B      TC to March 2005
Aquamar            1998      47,236     DH        B      TC to Aug. 2004
Rimar              1998      45,999     DH        C      TC to Jan. 2005
Luxmar             1998      45,999     DH        C      TC to Mar. 2005
Limar              1996      46,170     DH        C      TC to Oct. 2004
Almar              1996      46,162     DH        C      TC to Dec. 2006
Nedimar            1996      46,821     DH        C      TC to Mar. 2005
Fulmar             1989      39,521     DS        D      TC to Jul. 2004
Primar             1988      39,521     DS        D      TC to Nov. 2005
Allenmar           1988      41,570     DS               TC to Feb. 2005
Camar              1988      46,100     DH        E      TC to June 2004
Jamar              1988      46,100     DH        E      TC to Oct. 2004
Ermar              1989      39,977     DS        F      TC to Feb. 2004
Promar(3)          1988      39,989     DS        F      Spot Market
Capemar            1987      37,615     DS               Spot Market
City University    1987      39,729     DS        G      Spot Market
Colmar             1987      39,729     DS        G      Spot Market
                            -------
Subtotal dwt                806,931

Panamax
--'-----

Hull 5240*+                                       H
Hull 5241*+                                       H
Hull 5242*+                                       H
Hull 5243*+                                       H
Cabo Hellas*       2003      69,180     DH        H      TC to Nov. 2005
Goldmar*           2002      69,700     DH        H      TC to May 2007
Silvermar*         2002      69,700     DH        H      TC to June 2007
Rubymar*           2002      69,697     DH        H      TC to April 2004
Rosemar*           2002      69,697     DH        H      TC to May 2004
Pearlmar*          2002      69,697     DH        H      TC to Jan. 2004
Jademar*           2002      69,697     DH        H      TC to Mar. 2004
Cleliamar*         1993      68,623     DH        I      TC to Mar. 2004
Polys*             1993      68,623     DH        I      TC to Feb. 2004
                            -------
Subtotal dwt                624,614

Aframax
-------

Jacamar(5)         1999     104,024     DH        J      TC to Feb. 2006
Takamar(5)         1998     104,000     DH        J      TC to Sep. 2005
Keymar*            1993      95,822     DH               TC to Oct. 2004
Kliomar*           1989      96,088     SH               TC to Sep. 2004
                            -------
Subtotal dwt                399,934

                          ---------
Total dwt                 1,831,479

Average Age of Fleet (4)       7.5 years

          *    Tankers that can only carry dirty cargoes, namely crude oil.
          + Tankers currently under construction and scheduled for delivery during the period from January 2004 through August 2004.
     (1) DH is a double-hulled vessel constructed with double sides and a double bottom; DS is a double-sided vessel constructed with double sides but is not equipped with a double bottom; and SH is a single hull vessel that has neither double sides nor a double bottom.
     (2)  TC means time charter.
     (3)  Sold in May 2003.
     (4) Average age of fleet calculated on basis of dwt, excluding the newbuildings to be delivered during the period from January 2004 through August 2004.
     (5)  The vessels were sold and leased back in January 2004.

General

     We are developing our fleet with a primary focus on:

     o Handymax tankers, which primarily transport refined petroleum products; and

     o    Panamax tankers, which primarily transport crude oil.

     As of December 31, 2003 we own and operate our current fleet of 31 tankers, including 2 leased Aframax tankers with a total cargo carrying capacity of 1,791,490 dwt, which includes:

     o    18 Handymax tankers;

     o    9 Panamax tankers; and

     o    4 Aframax tankers.

     As part of the Company's fleet growth and renewal program, during the fourth quarter of 2003, Stelmar received delivery of the first newbuilding in a series of eleven new vessels to be delivered in 2004. Subsequent to receiving delivery of the Cabo Hellas, a 2003-built double-hull Panamax tanker, Stelmar received five additional tankers. Two 2004-built double hull Panamax vessels, the Cabo Sounion and the Reymar, and three 2004-built double-hull Handymax vessels, the Alcmar, the Alcesmar and the Andromar, were received from January 2004 through March 2004.

     We own one of the world's youngest and, due to the highly fragmented market, largest Handymax and Panamax tanker fleets. We have consistently operated profitably since 1995, despite the highly cyclical nature of the tanker industry.

     Since our inception, we have pursued a program of growth through the purchase of newly constructed and modern secondhand small-to-medium-sized tankers, with an increasing recent focus on Handymax and Panamax tankers. Over the past four years, we have expanded the size and carrying capacity of our current fleet from 826,501 dwt to 1,791,490 dwt, and the average age of our current fleet by dwt as of December 31, 2003 was approximately 7.5 years, as compared to approximately 13 years for the world tanker fleet. By August 2004, we will complete our newbuilding program and receive delivery of five additional newbuildings consisting of two Panamaxes and three Handymaxes. The expansion will bring our fleet to 41 vessels, consisting of 24 Handymax, 13 Panamax and four Aframax tankers. Eighty percent of the fleet will be double-hull, and the entire fleet will include only one single-hull vessel. Assuming no further disposals are made, the fleet will have an average age of 6 years and a total carrying capacity of 2,342,110 dwt.

     We believe we have established a reputation in the international tanker industry for maintaining a fleet with high standards of performance, reliability and safety. We have conducted business with substantially all of the major oil companies, such as ExxonMobil, Shell International Petroleum Company, BP Amoco plc and Chevron Texaco, Corp. These companies have previously vetted and chartered our vessels, and we believe that our vessels will continue to qualify for future service with these companies. Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, Citgo, ExxonMobil, and Famm, a commercial arm of Chevron Texaco Corp. In 2003, we derived approximately 19% of our revenues from the following charterers:

     o    Adam Maritime Corporation, a subsidiary of Glencore International AG;
          and

     o    ST Shipping, a company related with Adam Maritime Corporation.

     We have historically achieved consistent cash flows and high utilization rates by chartering most of our tankers for fixed periods of time under time charters, ranging from one to seven years. We also stage our time charters so that they expire at different times in order to mitigate the effects of the cyclical tanker charter market. We generated approximately 87.2% of our net revenues in 2003 from time charters.

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

     o Operate a Significant Fleet in Selected Markets. We focus on Handymax tankers that primarily carry refined oil products and Panamax crude oil tankers because rates for those tankers have historically been less volatile than rates for larger tankers. Due to the highly fragmented market, our current fleet of 21 Handymax tankers and 11 Panamax tankers constitutes one of the world's largest modern Handymax and Panamax tanker fleets. The 3 Handymax and 2 Panamax newbuildings will add to that fleet when they are delivered.

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

Fleet Characteristics

     The tankers in our current fleet, including the two Panamax newbuildings and three Handymax newbuildings currently under construction, have a total cargo capacity of approximately 2.3 million dwt. As of December 31, 2003, the average age of our current fleet was 7.5 years, while, according to industry sources, the average age of the world's tanker fleet was 13.0 years.

     Many of our vessels are sister ships. This increases our operating efficiencies because technical knowledge and spare parts can be applied to all vessels in a series. It also provides some scheduling flexibility and greater economies of scale.

     As of December 31, 2003, the vessels in our current fleet that are sister ships are as follows:

     o    Ambermar and Petromar;

     o    Maremar and Aquamar;

     o    Polys and Cleliamar;

     o    Rubymar, Rosemar, Pearlmar, Jademar, Goldmar, Silvermar and Cabo
          Hellas;

     o    Jacamar and Takamar;

     o    Rimar, Luxmar, Limar, Almar, and Nedimar;

     o    Fulmar and Primar;

     o    Camar and Jamar; and

     o    Colmar and City University.

     All of the five newbuilding Panamax tankers that we have contracted to have constructed will be sister ships to the Rubymar, Rosemar, Pearlmar, Jademar, Goldmar and Silvermar.

Chartering of the Fleet

     We have historically chartered most of our vessels for fixed periods of approximately one to seven years. Under the terms of these charters, the charterer designates the cargo, trade route and schedule and bears bunkers and port costs, while we are responsible for maintaining and operating the vessel, including provision of the crew. Approximately 87.2% of our revenue in 2003 was derived from time charters. Twenty-seven of our vessels (including those currently under construction) operate on time charters with expiration dates from January 2003 through June 2007 and four trade in the spot market. We have arranged for time charters for four of the five Panamax newbuildings scheduled for delivery during the period from November 2003 through July 2004. We also trade in the spot market to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends.

Customers

     Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, Citgo, ExxonMobil and Famm, a commercial arm of ChevronTexaco Corp. In 2003, we derived approximately 19% of our revenue from the following charterers:

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

     o Panamax tankers, with a cargo carrying capacity of approximately 60,000 to 80,000 dwt;

     o Handymax tankers, with a cargo carrying capacity of approximately 30,000 to 60,000 dwt; and

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

Environmental and Other Regulations

     Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered.

     A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our tankers that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.

     Environmental Regulation -- IMO

     In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships) adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

          o tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

          o tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and

          o all tankers are subject to enhanced inspections.

     Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

          o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

          o commences a major conversion or has its keel laid on or after January 6, 1994; or

          o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single hull tankers will be 26 years. As of December 31, 2003, we owned one single-hull tanker. Under the current regulations, this tanker will be able to operate until its 25th year anniversary in 2014 before being required to be scrapped or retrofitted to conform to these international environmental standards. Compliance with the new regulations regarding inspections of all tankers, however, could adversely affect our operations. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states.

     The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI is expected to be ratified by the end of 2003, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We are formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

     Under the International Safety Management Code, or ISM Code, promulgated by the IMO the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that we and our third party technical managers have developed.

     The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have the requisite documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

     Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.5 million plus $907 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.5 million. The current maximum amount under the 1992 protocol is approximately $81.2 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on October 29, 2003. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

     U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

     The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

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

     OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

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

     OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided the requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

     We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

     Under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Currently, one of our tankers, the Kliomar, will be required to be phased out in accordance with OPA on January 1, 2010. Nine of our tankers, the Fulmar, the Primar, the Colmar, the City University, the Allenmar, the Camar, the Jamar, the Ermar and the Capemar will be subject to OPA phase-out on January 1, 2015.

     OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

          o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

          o describe crew training and drills; and

          o identify a qualified individual with full authority to implement removal actions.

     Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

     OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

     European Union Tanker Restrictions

     In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single hull crude oil tankers over 5,000 dwt. from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Only one of our tankers is not double hull and that will begin to be phased out beginning in 2010 under regulations imposed under OPA, the IMO and the European Union.

     Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

          o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

          o on-board installation of ship security alert systems;

          o the development of vessel security plans; and

          o compliance with flag state security certification requirements.

     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

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

     Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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

     Proceedings against us.

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

Property, Plant and Equipment

     We have no freehold interest in any real property. We lease office space in Athens, Greece and in London, England. The Athens office comprises approximately 723 square meters and is leased for a term of three years from February 2002 at a rate of $216,000 per year from an unaffiliated third party. The London office comprises approximately 115 square meters and is leased for a term of ten years from January 1, 2003 at a rate of 32,188 British pounds per year from an unaffiliated third party.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet consists of 41 vessels including three Panamax and four Handymax tankers, which are under construction, scheduled to be delivered from March 2004 through August 2004.

The total cargo carrying capacity of the current fleet is approximately 2.3 million dwt.

During the year ended December 31, 2003, approximately 87.2% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 94.7% during the previous year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the periods ended December 31, 2003 and 2002 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. More specifically, 62% and 28% of the fleet's capacity, in terms of net operating days, for 2004 and 2005 respectively are covered by time charters.

The tanker industry has historically been cyclical, experiencing volatility in profitability and assets' values resulting from changes in the supply and demand of vessel capacity. During the fourth quarter of 2003, tanker charter rates increased substantially from those experienced in the previous quarter. The spot Handymax fleet earned on the average $16,173 per day, as opposed to $10,465 per day for the same quarter last year, a 54.5% increase. On an annual basis, for 2003, the spot Handymax fleet earned $16,161 per day as opposed to $9,500 for 2002, a 70.1% increase.

The whole fleet average time charter equivalent rate the Company achieved during the fourth quarter of 2003 was 2.6% higher over the same quarter of 2002. The fleet average time charter equivalent rate the Company achieved during the twelve month period of 2003 was higher over the equivalent average of the same period of 2002 by approximately 2.9%, predominantly due to higher rates achieved by the Handymax fleet operating in the spot market.

Recent Developments

     Agreements for the construction of five additional Panamax tankers are discussed in "Expected Additional Capital Commitments"

     In February 2003 the Company acquired six Handymax new building contracts with an aggregate construction cost of $173.2 million. These Handymax tanker new buildings are being constructed in STX shipyard of South Korea and will be delivered at various dates through July 2004. The Company has paid an amount equal to $23.7 million in cash and has issued common shares in the amount of $6.4 million to the sellers to finalize the acquisition of those contracts. See "Expected Additional Capital Commitments" for a discussion of the Company's agreements to purchase six additional Handymax tankers.

     Up to March 2004 the Company took delivery of its two Panamax tankers the Cabo Sounion and the Reymar, and of its three Handymax tankers, the Alcesmar, Alcmar and Andromar.

     In January 2004 the Takamar and Jacamar, two coated Aframax tankers, were sold and leased back under a bare boat charter party for a period of seven years.

Financial Instruments

     On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Inter-bank Offering Rate, or LIBOR, of 7%. Since LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement for years 2001, 2002 and 2003.

     On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective dates as of December 11, 2000 and the third with effective date as of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88% respectively.

     On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates as of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed interest rates at 4.25% and 4.77% respectively.

     On July 20, 2002, the Company concluded two interest rate swap agreements with effective dates as of September 13, 2002. Both interest rate swap agreements are for a period of five years for an amount of $23.6 million each. Under these agreements the Company has fixed interest rates at 4.20% and 4.38% respectively.

     On December 15, 2003, the Company entered a foreign currency forward contract for a period of six months to sell an amount of Euros 6.5 million and purchase U.S. Dollars. Under this contract the Company has fixed the Euro exchange rate against the U.S. Dollar at 1.2182.

     The remaining nominal amount of all these interest rate swap agreements as of December 31, 2003 was $112.8 million. The annual amounts to mature over the next four years are as follows:

o 2004--$21.8 million (average swap rate 4.78%)
o 2005--$45.6 million (average swap rate 5.92%)
o 2006--$12.7 million (average swap rate 4.66%)
o 2007--$32.7 million (average swap rate 4.30%)

Insurance claims

On February 1, 2003, M/T Keymar was grounded by strong winds and was subsequently re-floated. The vessel was dry-docked on February 27, 2003, to undergo major repairs and resumed operations on October 16, 2003. The cost of repairs carried out by the shipyard amounted to $29.8 million and was agreed to be paid in four installments. As of December 31, 2003, the underwriters had paid the first two installments amounting to $12.3 million while the third installment of $8 million was paid by the Company and has been included in Insurance Claims. In January 2004 the Company made a partial payment of the fourth installment amounting to $3.5 million. The Company expects that it will recover from the insurance underwriters the total amount paid to the shipyard. The amount of the claim, net of deductible, outstanding at December 31, 2003, totalled $18.3 million and is included in Insurance Claims. The amount payable to the shipyard at December 31, 2003, totalled $8 million and is included in Accounts Payable Trade.

Critical Accounting Policies

Vessels' Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company's vessels to be 25 years, which is a common life expectancy applied in the shipping industry. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis, the useful life of Kliomar was reduced to 21 years.

Impairment of Long-Lived Assets

Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuers and compares this to the vessels carrying value. Should the valuations suggest potential impairment, management determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel carrying value. In the event that impairment occurs, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of December 31, 2003 indicated that no impairment loss should be recognized.

Accounting for Dry Docking Costs

Dry-docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half years or five years as applicable or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life.

Accounting for Revenue and Expenses

Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

Results of Operations

Year Ended December 31, 2003 versus Year Ended December 31, 2002

The Company recorded net income of $38.6 million (after loss on the sale of Promar), or $2.24 per fully diluted share in the year ended December 31, 2003. Net income, however, before the loss on the sale of Promar, would have been $45.9 million, or $2.66 per fully diluted share, for the year ended December 31, 2003, compared to net income of $43.3 million, or $2.83 per fully diluted share, for the year ended December 31, 2002. The results for the current year reflect the expansion of the fleet together with the improved market conditions, which to a very large extent were off set by the lost days from the grounding of Keymar.

Revenue on a Time Charter Basis. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses) increased 9.6% to $166.7 million in the current year as compared to $152.1 million in last year. This increase is mainly due to the expansion of the fleet as net operating days increased by 6.6% to 10,562 days from 9,912 days last year. The Company's average TCE rate in the current year was increased by 2.9% to $15,785 from $15,341 over last year, reflecting the improved market conditions faced by the Handymax fleet of the Company. The fleet's utilization declined to 94.8% from 96.7% in last year due to the dry docking of certain vessels and the grounding of Keymar, which took the vessel out of service from February 7, 2003, until October 16, 2003.

The average TCE rate of the Company's Handymax fleet in 2003 was increased by 5.9% to $14,450 from $13,651 in 2002. The Handymax fleet experienced 278 off-hire days during 2003 mainly due to the scheduled dry dockings, as compared to 310 days in 2002. The Handymax fleet accounted for 55.8% of the Company's net revenue for both current and previous years. The net revenue generated under time charters accounted for 80.0% of the Handymax fleet's net revenue during the year as compared to 86.2% in 2002. At December 31, 2003, 15 out of the Company's eighteen Handymax tankers were operating under time charters.

The average TCE rate of the Company's Panamax fleet in 2003 was decreased by 2.8% to $17,293 from $17,787 in 2002. The Panamax fleet had 19 off-hire days in 2003 as compared to 3 off-hire days in 2002. The Panamax fleet accounted for 30.6% of the Company's net revenue during 2003 as compared to 26.4% during 2002. The entire net revenue of the Panamax fleet was generated from time charters during 2003 and 2002. At December 31, 2003, all of the Company's Panamax tankers were operating under time charters.

The average TCE rate of the Company's Aframax fleet in 2003 was increased by 2.6% to $19,296 from $18,801 in 2002. The Aframax fleet had 283 off-hire days in 2003 as compared to 28 days in 2002, mainly due to the grounding of Keymar. The Aframax fleet accounted for 13.6% of the Company's net revenue in 2003 as compared to 17.8% in 2002. The net revenue of the Aframax fleet, with the exception of Keymar that operated in the spot market since it resumed operation in October 2003, was generated under time charters during 2003 while the entire net revenue of 2002 was generated under time charters. At December 31, 2003, all of the Company's Aframax tankers were operating under time charters except for Keymar which was operating in the spot market.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants was increased by 11.6% to $44.4 million in 2003 from $39.8 million in 2002, mainly due to the expansion of the fleet together with higher repair and maintenance costs and higher insurance premiums. The operating expenses per ship per day, however, increased only by 1.3% to $3,982 in 2003 from $3,931 in 2002.

Depreciation. The Company's depreciation expense increased by 13.9% to $39.4 million in 2003 as compared to $34.6 million in 2002. The primary reason for the increase was the result of the fleet expansion during 2003 and the change in the useful life of our only single hull tanker Kliomar from 25 years to 21 years effective July 1, 2003, which increased the current year depreciation expense by $0.8 million.

Amortization of Deferred and Dry-Docking Costs. The Company's amortization of deferred and dry-docking expenses was increased by 43.8% to $4.6 million in the current year from $3.2 million in 2002. The increase is due to the fact that a much larger number of vessels were dry-docked during 2003.

General and Administrative Expenses. The Company's general and administrative expenses were increased by 20.5% to $9.4 million for 2003 as compared to $7.8 million in 2002. This increase resulted principally from increased personnel in the Athens office together with the strengthening of the Euro against the U.S. Dollar, which impacted the Euro denominated costs such as salaries paid to the Athens based personnel. However, the increase in the overhead burden per ship per day was contained to 12.0%, with $847 in 2003 compared to $756 in 2002.

Interest and Finance Cost, net. The Company's interest and finance cost, net of interest income, were decreased by 10.3% to $16.6 million in the current year as compared to $18.5 million in 2002, despite the increase in the average loan balances outstanding, resulting from our fleet expansion. The low US Dollar interest rates significantly reduced our interest expenses.

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

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased by 74.5% to$40.3 million in 2002 from $23.1 million in 2001, mainly due to the expansion of the fleet together with its worldwide trading pattern, which resulted in more expensive storing of supplies and higher repair and maintenance costs, especially with the part of the fleet trading in the Western Hemisphere. The operating expenses per ship per day, however, increased by only 9.3% to $3,931 in 2002 from $3,598 in 2001.

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

Liquidity and Capital Resources

As of December 31, 2003, the Company's cash position increased to $36.5 million, from $36.1 million as of December 31, 2002.

Net cash flow from operating activities increased to $75.0 million in the year ended December 31, 2003, from $74.6 million in the previous year, mainly reflecting the expansion of the fleet.

During the year ended December 31, 2003, the Company incurred capital expenditures of $103.7 million. The capital expenditures primarily concern the acquisition of the new-building contracts of the six Handymax tankers ($30.1 million) and the stage payments made to shipyards for the construction and delivery of the Company's new building Handymax and Panamax tankers ($73.4 million).

The Company during the year dry docked eight vessels, the Luxmar, Allenmar, Rimar, Aquamar, Maremar, Primar, Jamar and Takamar and incurred expenditure of $7.8 million in 2003 as compared to $8.1 million in 2002.

The Company's debt repayments in 2003 were $53.4 million (including repayment of debt of $7.7 million due to the sale of Promar) as compared to $42.7 million in 2002. The Company, during the year ended December 31, 2003, increased its borrowings by $72.4 million to finance the advance and stage payments to the yards of the Handymax and Panamax tankers under construction and the delivery of the first Panamax tanker the Cabo Hellas which was delivered in November 2003.

The Company's debt repayment obligations over the next nine years, excluding the post delivery financing installments for the Panamax and Handymax tankers under construction, are as shown in Table 1 below:

TABLE 1

Year                                                      Amount
2004....................................................$ 55.0 million
2005....................................................$ 83.1 million
2006....................................................$ 51.5 million
2007....................................................$ 49.3 million
2008....................................................$109.0 million
2009....................................................$ 26.0 million
2010....................................................$ 38.7 million
2011....................................................$ 31.8 million
2012....................................................$ 63.2 million

The Company's debt repayment obligations over the next ten years, including the arranged $100.0 million loan facility, for the post delivery financing of the five Panamax new buildings and the $131.3 million loan facilities for the post delivery of the six Handymax new buildings and excluding the repayment of the debt of the two coated Aframax tankers, that were sold and leased back in January 2004 (Takamar and Jacamar of $21.7 million and $23.9 million, respectively) are as shown in Table 2 below:

TABLE 2

Year                                                      Amount
2004....................................................$ 50.0 million
2005....................................................$ 77.6 million
2006....................................................$ 50.4 million
2007....................................................$ 50.0 million
2008....................................................$ 98.0 million
2009....................................................$ 31.6 million
2010....................................................$ 45.2 million
2011....................................................$ 31.1 million
2012....................................................$111.4 million
2013 and 2014...........................................$ 75.7 million

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through the acquisition of vessels, new buildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

Expected Additional Capital Commitments

We will incur additional capital commitments for the four Panamax tankers that we have contracted to construct with Daewoo shipyards in South Korea. The total contracted cost is for $ 123.5 million. We also expect to incur additional expenditure of approximately $3 million representing capitalized interest on preconstruction financing together with supervision costs. The Company expects to make the following payments to the yard over the next two quarters:

                              Stage        Delivery          Total
                          Installments   Installments      Payments
                          ------------   ------------    ------------
                               (amounts in millions of U.S. Dollars)

1st Quarter 2004                 13.7            35.7            49.4
2nd Quarter 2004                   --            38.0            38.0
                         ------------    ------------    ------------
                                 13.7            73.7            87.4
                         ============    ============    ============

The total payments will be financed through a loan facility of $100 million, arranged in December 2002, out of which the Company had drawn $43.3 million as of December 31, 2003. The remaining balance required to fund the previously mentioned payments will be funded through the Company's own funds. In this respect, the loan and equity portion that will be paid over the next two quarters will be as follows:

                               Loan           Equity           Total
                             --------        --------        --------
                               (amounts in millions of U.S. Dollars)

1st Quarter 2004                 33.0            16.4            49.4
2nd Quarter 2004                 23.7            14.3            38.0
                             --------        --------        --------
                                 56.7            30.7            87.4
                             ========        ========        ========

We will also incur additional capital commitments for the six Handymax tanker new building contracts that we acquired in February 2003. The total contract cost is approximately $173.2 million, of which $37.0 million was paid in 2003, excluding $6.4 million representing the consideration paid to sellers in the form of common shares. We also expect to incur additional expenditures of approximately $3.5 million representing capitalized interest on pre-construction financing together with supervision costs. The Company expects to make the following payments to the yard over the next three quarters:

                              Stage        Delivery          Total
                          Installments   Installments      Payments
                         ------------   ------------    ------------
                               (amounts in millions of U.S. Dollars)

1st Quarter 2004                 10.6            55.6            66.2
2nd Quarter 2004                  8.0              --             8.0
3rd Quarter 2004                   --            55.6            55.6
                         ------------    ------------    ------------
                                 18.6          111.2            129.8
                         ============    ============    ============

     The total payments will be financed through two loan facilities totaling $131.3 million, already arranged in September 2003. The remaining balance required to fund the previously mentioned payments will be funded through Company's own funds. In this respect the loan and equity portion that will be paid over the next three quarters will be as follows:

                               Loan          Equity          Total
                             ----------     ----------      ----------
                               (amounts in millions of U.S. Dollars)

1st Quarter 2004                 52.0            14.2            66.2
2nd Quarter 2004                  8.0              --             8.0
3rd Quarter 2004                 42.1            13.5            55.6
                           ----------      ----------      ----------
                                102.1            27.7           129.8
                           ==========      ==========      ==========

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

     Name                        Age                Position

     Nicholas Hartley            65                 Chairman of the Board of
                                                    Directors

     Thomas N. Amonett           60                 Director

     Terence Coghlin             61                 Director

     Peter Goodfellow            57                 Chief Executive Officer and
                                                    Director

     Ray Miles                   59                 Director

     Stamatis Molaris            41                 Chief Financial Officer and
                                                    Director

     Eileen Kamerick             45                 Director

     Olga Lambrianidou           48                 Secretary

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

     Thomas N. Amonett has been a Director since March 2001. His directorship expires in 2006. Mr. Amonett has been president of Champion Technologies, Inc., an international provider of specialty chemicals and related services to the oilfield production industry, since 1999. From 1997 to 1999, Mr. Amonett was president and chief executive officer of American Residential Services, Inc., a provider of air conditioning, plumbing and electrical services to commercial customers, and from 1996 to 1997 was interim President and Chief Executive Officer of Weatherford Enterra Inc., a diversified provider of energy services to the oil and gas exploration, production and transportation industries. Mr. Amonett is a director of PetroCorp Incorporated, a company engaged in the exploration and production of oil and natural gas primarily in the United States, and Reunion Industries, Inc., which owns and operates a diverse group of manufacturing companies. His business address is 3355 W. Alabama, Suite 400, Houston, Texas, 77098.

     Terence Coghlin has been a Director since October 2001. His directorship expires in 2006. Mr. Coghlin, having qualified as an English barrister, spent over 35 years advising shipowners throughout the world on legal and liability insurance matters. In 1991 he became Chairman of Thomas Miller and, for a three-year spell, Chairman of the International Group of P&I Clubs. Since retirement from the City in 2001 he has become a maritime arbitrator and prepared the fifth edition of the book on time charterparty law of which he is a founding co-author. Mr. Coghlin is an associate of Southampton University's Institute of Maritime Law, a member of the editorial board of Lloyd's Maritime & Commercial Law Quarterly and a series editor of Lloyd's Shipping Law Library. His business address is Ockley Manor, Keymer, Sussex, England.

     Peter Goodfellow has been our Chief Executive Officer and a Director since our inception in 1992. His directorship expires in 2005. Mr. Goodfellow, with 33 years of experience in the shipping industry, was previously employed at Shell Tankers (U.K.) Ltd. and Esso Petroleum Co. Ltd., where he served as Marine Fleet Operations Manager, prior to joining us. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece

     Ray Miles has been a Director since April 18, 2004. His directorship expires in 2007. Mr. Miles has been Chief Executive Officer of CP Ships, a publicly listed container shipping company, from 1998 to May 2004, at which time he became chairman. He has worked in the shipping industry since 1972. He is a non executive Director of Provident Financial in the U.K.and West of England P & I Club, Chairman of Box Club, the container shipping industry's CEO forum, Chairman of World Shipping Council, the industry's U.S. representative organization and a trustee of the National Maritime Museums at both Greenwich, London and Falmouth, Cornwall. His business address is CP Ships 62-65 Trafalgar Sq, London.

     Stamatis Molaris has been our Chief Financial Officer and a Director since August 1993. His directorship expires in 2007. Prior to that, he served as an audit manager for Arthur Andersen for six years. Mr. Molaris obtained an undergraduate degree in Business Administration and Economics from Richmond College in London and a post-graduate degree in Finance from Strathclyde University of Glasgow. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

     Eileen Kamerick has been a director since July 2003. Her directorship expires in 2005. Ms. Kamerick has extensive international finance and legal experience and has held senior finance and management positions with Amoco Corporation, GE Capital, and Whirlpool Corporation. Until the recent acquisition of Bccom3 Group, Inc. by Publicis, Ms. Kamerick was the Chief Financial Officer and Executive Vice President of the $2 billion global advertising and marketing agency. Ms. Kamerick received a JD and an MBA with honors from the University of Chicago. She received her BA, summa cum laude, from Boston College.

     Olga Lambrianidou has been our secretary since January 2002. Ms. Lambrianidou joined us in August of 2001 and following a period of training has taken up the responsibilities of Corporate Secretary. Ms. Lambrianidou has studied in the United States and has a BBA Degree in Business Administration and Marketing and an MBA Degree in Banking/Finance. Before settling in Greece permanently Ms. Lambrianidou pursued a career in banking and insurance in New York. Her business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece.

B. Compensation.

     The aggregate annual compensation paid to members of senior management was $678 for the fiscal year ended December 31, 2003, out of which $57 was paid in the form of restricted shares. We paid a portion of this compensation outside of Greece for work performed outside of that country. We paid approximately $273 to the non-executive directors as compensation for their services in 2003. Non-employee directors receive annual fees in the amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, each non-employee director who acts as a chairman of a committee receives an additional $10,000 annually with each committee member receiving an additional $5,000 annually. This does not include the Chairman's compensation of $90,000 plus reimbursement of his out-of-pocket expenses. We do not have a retirement plan for our officers or directors, but we have provided payments to private retirement plans for Peter Goodfellow and Bruce Ogilvy before Mr. Ogilvy retired in November 2002.

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

Committees of the Board of Directors

     Audit Committee. The NYSE currently has a rule requiring U.S. domestic companies to establish audit committees consisting of three independent directors. This rule does not apply to the Company, which is a "foreign private issuer". However, the Company voluntarily submits to the audit committee rule. Accordingly, the Company's Board of Directors has established an Audit Committee, consisting of three independent directors. The Audit Committee currently consists of Messrs. Terence Coghlin, Thomas N. Amonett and Ms. Eileen Kamerick. Mr. Amonett is the Chairrman of the Audit Committee.

     Executive Committee. The Company's Board of Directors has established an Executive Committee to manage certain day-to-day business activities and ordinary course financings, consisting of three directors. The members of the Executive Committee are Messrs. Nicholas Hartley, Peter R. Goodfellow and Stamatis Molaris.

     Remuneration Committee. The Company's Board of Directors has established a Remuneration Committee to provide assistance to the Board of Directors in fulfilling their responsibility for ensuring that remuneration and benefit packages offered to the executive officers and other employees of the Company are consistent with the Company's remuneration objectives. The members of the Remuneration Committee are Messrs. Terence Coghlin and Ray Miles. Terence Coghlin is the Chairman of the Remuneration Committee.

     Nominating Committee. The Company's Board of Directors has established a Nominating Committee to, as and when so required by the Board of Directors, assist the Board of Directors in (1) identifying individuals qualified to become members of the Board of Directors; (2) reviewing shareholder proposals for nomination to the Board of Directors; and (3) when requested, identifying individuals qualified to serve as senior executives of the Company. The current members of the Nominating Committee are Messrs. Terence Coghlin and Thomas N. Amonett. Terence Coghlin is the current Chairman of the Nominating Committee.

     Additional Disclosure. On October 27 and November 10, 2003, Peter Goodfellow, the Chief Executive Officer of the Company, and Stamatis Molaris, the Chief Financial Officer of the Company, respectively, took non-interest bearing advances from the Company in the amount of (Pound Sterling)100,000 and $125,000, in apparent violation of applicable U.S. law prohibiting loans by public companies to their directors and executive officers. These advances were repaid on February 9 and 10, 2004, respectively. The Company believes that the advances were taken based on the executives' mistaken belief that the prohibition on loans under U.S. law did not encompass short term advances and thus were not legally prohibited. The Board of Directors, with the two executives involved having removed themselves from its deliberations, imposed fines on the Chief Executive Officer and the Chief Financial Officer in the amount of $50,000 and $30,000 respectively, which each has paid to the Company. The Board also instituted additional controls on payments to the Company's directors and executive officers.

D. Employees

     As of December 31, 2003, we employed approximately 1,325 employees, consisting of 75 shore-based personnel based in London, England and Athens, Greece, and 1,250 seagoing employees from the Philippines. At year-end 2002, we employed approximately 960 employees, consisting of 900 seagoing employees and 63 shore-based employees. The increase in seagoing employees is due to our acquisition of additional vessels and the delivery of newbuildings. At year-end 2001, we employed approximately 746 employees, consisting of 46 shore-based employees and 700 seagoing employees. We directly employ the senior officers onboard our vessels. The relevant shipowning subsidiary employs the other seagoing personnel for the duration of each voyage. We ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

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

E. Share ownership

     The following table sets forth information as of December 31, 2003, regarding the total amount of capital stock owned by our officers and directors on an individual basis:

                                                                 Shares
Name                   Position                                  (Nom. Hold.)
----                   --------                                  ------------

Nicholas Hartley       Chairman of the Board                     *

Roger Haynes           Director                                  *

Thomas Amonett         Director                                  *

Peter Goodfellow       Director, Chief Executive Officer         *

Terence A. Coghlin     Director                                  *

Stamatis Molaris       Director, Chief Financial Officer         *

Eileen Kamerick        Director                                  *

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

     As of December 31, 2003, 20,000 options had been exercised and 38,000 options had been forfeited.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

     Our capital stock is comprised of 17,305,687 shares of common stock, par value $0.02 per share. The following table sets forth information regarding the owners of more than five (5) percent of our common shares of which we are aware as of the date of this annual report from reports on Schedule 13D and Schedule 13G filed with the Securities and Exchange Commission. None of the shareholders have any special voting rights.

                                                                   Percentage
Name                                            Number of Shares    of Class
----                                            ----------------   ----------

Polys Haji-Ioannou                                  2,412,026         13.90

Neuberger Berman Inc., Neuberger Berman, LLC        2,133,000         12.35%

FMR Corp.                                           1,841,700        10.65%

Stelios Haji-Ioannou                                1,288,584         7.45%

Clelia Haji-Ioannou                                 1,075,000         6.21%

B. Related party transactions.

     Computer and Information Systems Support. We have contracted with Key Systems, S.A. to provide us with all of our computer hardware and software support for both our land-based operation and for use on board our vessels. Key Systems was controlled by one of our major stockholders until September 2001. We paid Key Systems $25,000 in 2001 while no fees were paid in 2002 and 2003. We believe that the fees and expenses incurred under this agreement are no greater than would be incurred with a third party on an arm's length basis.

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

     World Tankers Ltd. Members of the Haji-Ioannou family, including Polys Haji-Ioannou and Clelia Haji-Ioannou, are the beneficial owners of World Tankers (U.K.) Ltd., which owns and operates a fleet of tankers in age classifications that are older than our vessels. However, these vessels occasionally compete with our vessels for charter business. Our former chairman, Stelios Haji-Ioannou, does not participate in the management of World Tankers Ltd, and does not own any of its shares. He has executed a non-compete agreement with us which prohibits him from engaging in the business of owning or operating tankers for two years after the later of Mr. Haji-Ioannou's ceasing to own at least 5% of our outstanding common stock or ceasing to serve as our director or officer so long as we are a public company. During that time, Mr. Haji-Ioannou may choose to hold up to 5% in publicly traded companies. We paid World Tankers $64,000 in 2001 and $24,000 in 2002 for brokerage fees on some of our charters. No fees were paid in 2003. The fees were based on 1.25% of the charter payments, which is standard for the industry. Effective May 17, 2002, that contract expired and we no longer pay fees to World Tankers (U.K.) Ltd.

C. Interests of experts and counsel.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

     See Item 18.

Dividend Distribution Policy

     Each share of our common stock is currently entitled to a quarterly dividend payment of $0.12 per share. We paid our first dividend for the third quarter of 2003. Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors. In addition, since we are a holding company with no material assets and conduct our operations through subsidiaries, our ability to pay any dividends to shareholders will depend on our subsidiaries' distributing to us their earnings and cash flow. Some of our loan agreements currently limit our subsidiaries' ability to make distributions to us and prohibit us from paying more than 50% of our consolidated annual net income as dividends.

B. Significant Changes.

     Not Applicable.

ITEM 9. THE OFFER AND LISTING.

A. Listing Details.

     We conducted our initial public offering in March 2001. Our common stock currently trades on the New York Stock Exchange under the symbol "SJH." The price history of our common stock is provided below.

Annually since our initial public offering:

               2001              2002              2003
               ----              ----              ----
Low            11.50             13.56             14.06
High           21.90             16.80             22.20

Quarterly for the previous two years:

2003           1st quarter       2nd quarter       3rd quarter       4th quarter
----           -----------       -----------       -----------       -----------
Low            14.60             14.06             16.01             17.15
High           16.10             16.99             18.60             22.20

2002           1st quarter       2nd quarter       3rd quarter       4th quarter
----           -----------       -----------       -----------       -----------
Low            13.86             14.30             13.81             13.56
High           16.72             16.80             16.21             15.99

Monthly for the previous six months:

                May         April        March        February        January
               -----        -----        -----        --------        -------
Low            23.50        23.90        26.89        24.83           20.90
High           31.85        29.48        29.35        28.73           28.25

               December
               --------
Low            20.20
High           22.20

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

     Ariel Shipping Corporation, Colmar Ltd and Nedimar Ltd borrowed $28.2 million for the re-financing of the vessels Fulmar, Colmar and Nedimar in June 2003. This loan is cross-collateralized by the respective vessels owned by these subsidiaries.

     Kliomar Ltd. entered into a $30 million loan to assist in the financing of the vessel the Kliomar. This loan was cross-collateralized by the vessels owned by our subsidiaries Colmar Ltd., Nedimar Ltd., and Ariel Shipping Corporation whose loans were refinanced in June 2003 with another bank.

     Jacamar Ltd. borrowed $31.9 million to assist in the financing of the vessel the Jacamar. This loan is cross-collateralized by the vessels owned by our subsidiaries Cleliamar Ltd., Polmar Ltd., and Kliomar Ltd. Additionally, any default in the payments under the loans secured by mortgages on those vessels will result in a default. Following the sale of the Jacamar in January 2004 the loan was fully repaid.

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

     Polmar Ltd. and Cleliamar Ltd. jointly borrowed $51 million to assist in the financing of the vessels the Polys and the Cleliamar. This loan is cross-collateralized by the vessels owned by our subsidiary Kliomar Ltd., Additionally, any default in the payments under the loans secured by mortgages on those vessels will result in a default.

     Takamar Ltd. and Keymar Ltd. jointly borrowed $52.7 million to assist in the financing of the vessels the Takamar and the Keymar. This loan is secured by
(i) first and second preferred mortgages over the Takamar and first and second priority mortgages over the Keymar; and (ii) a guarantee and general assignment of the earnings, insurances, charter rights, and requisition compensation on behalf of the Takamar and the Keymar. Additionally, any default in the payments under the loan secured by the mortgage on either vessel will result in a default. Following the sale of Takamar in January 2004 its loan portion of $31.8 million was fully repaid.

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

     Rubymar Limited borrowed $22.5 million to assist in the financing of the vessel the Rubymar. The loan is secured by (i) first preferred mortgage over the above vessel; and (ii) guarantee and general assignment of earnings and insurances, charter right, and requisition compensation on behalf of the above vessel.

     Rosemar Limited borrowed $22.5 million to assist in the financing of the vessel the Rosemar. The loan is secured by (i) first preferred mortgage over the above vessel; and (ii) guarantee and general assignment of earnings and insurances, charter right, and requisition compensation on behalf of the above vessel.

     Contracts Relating to Newbuildings

     In April 2002, we signed a contract with a South Korean shipyard for the construction of five Panamax tankers with expected deliveries from November 2003 through July 2004. The total contract price will amount to approximately $152.75 million of which $100 million will be financed from the proceeds of a bank loan facility. Subject to the supply of additional spares the construction cost may increase by $5,000. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery.

     The $100 million loan facility mentioned above, will be drawn-down in a number of tranches so as to coinside with the scheduled delivery payments and will mature on the date falling 93 months after the delivery of the last hull. As of December 31, 2003, $43.3 million had been drawn to finance the scheduled delivery payments as above. The loan will bear a variable interest rate based on LIBOR plus a spread and will be secured as follows:

     o    First priority mortgage over the vessel
     o    Assignment of earnings and insurance of the mortgaged vessels
     o    Pledge of shares of the borrowers
     o    Corporate guarantee

     In February 2003 we acquired six Handymax new building contracts for a total consideration of approximately $173.2 million. These Handymax tankers are being constructed by a South Korean shipyard with expected delivery dates from January 2004 through August 2004. The contract price will partially be financed through bank financing. More specifically the stage payments except for the delivery payment are financed through a $40 million revolving facility while the delivery payments and the amounts drawn down fro the revolving facility will be financed through two loan facilities totaling $131.3 million, already arranged in September 2003.

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

F. Dividends and Paying Agents

     Not applicable.

G. Statements by Experts

     Not applicable.

H. Documents on display.

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

I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Inflation had a very moderate impact on vessel operating expenses, dry-docking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Interest Rate Fluctuation

The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005, 2006 and 2007 for approximately 22.2% of our outstanding indebtedness as of December 31, 2003.

Our interest expense is affected by changes in the general level of interest rates. The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis:

Net difference in Earnings and Cash Flows:

Year                       Amount
----                       ------
2004                    $3.5 million
2005                    $3.1 million
2006                    $4.6 million
2007                    $4.0 million
2008 and thereafter     $3.4 million

Foreign Exchange Rate Fluctuation

The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Euro and British pounds sterling, while we incur a significant portion of the operating expenses in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We are engaged in foreign currency hedging transactions to mitigate exposure from foreign currencies exchange rates fluctuations.

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

(b)  Not applicable

(c)  Not applicable

(d)  Changes in internal controls

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has not determined that a particular member of the Audit Committee is a "financial expert" as it is not required to make such determination as a result of its status as a foreign private issuer. The Board of Directors believes, however, that the Audit Committee members have significant financial experience and are substantially qualified to execute their duties as members of the Audit Committee.

ITEM 16B. CODE OF ETHICS

     We intend to adopt a Code of Ethics (the "Code") applicable to our Directors, executive officers and senior employees. The Code will be designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications we make; compliance with applicable law, rules and regulations; the prompt internal reporting of violations of the Code; and accountability for adherence to the Code. A copy of the code will be available on our internet website at www.stelmar.com upon its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND AUDIT RELATED SERVICES

During the past two fiscal years, the Company has paid its auditors, Ernst & Young Certified Auditors Accountants S.A. (Greece), the following fees:

                                                            December 31
                                                   -----------------------------
                                                     2003                 2002
                                                   --------             --------

Audit fees                                         $155,455             $114,737
Audit related fees                                 $     --             $     --
Tax fees                                           $  5,045             $     --
All other fees                                     $     --             $     --

----------

     Audit Fees

     The audit fees include the aggregate fees billed in each 2003 and 2002 for professional services rendered for the audit of our financial statements or services that are normally provided by the auditor in connection with the audits and regulatory filings or engagements for those financial years (including comfort letters, consents and other services related to SEC matters).

     Audit - Related fees

     The audit related fees include the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit services. No such fees were paid in 2003 and 2002.

     Tax Fees

     The tax fees in 2003 mainly relate to tax compliance and advice.

     All Other fees

     The other fees relate to permitted services not included in the above categories. No such fees were paid in 2003 and 2002.

     The above listed services were approved by the Company's audit committee.

     The Company's Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

     Not Applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATES

     Not Applicable.

ITEM 17. FINANCIAL STATEMENTS

     See ITEM 18.

ITEM 18. FINANCIAL STATEMENTS

     See PAGES F-1 to F-34.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants (Ernst & Young 2003 and 2002).......F-2
Report of Independent Public Accountants (Arthur Andersen - 2001)............F-3
Consolidated Balance Sheets as of December 31, 2002 and 2003.................F-4
Consolidated Statements of Income for the years ended
December 31, 2001, 2002 and 2003.............................................F-5
Consolidated Statements of Stockholders' Equity for the years ended
December 31, 2001, 2002 and 2003.............................................F-6
Consolidated Statements of Cash Flows for the years ended December 31,
2001, 2002 and 2003..........................................................F-7
Notes to Consolidated Financial Statements...................................F-8
Schedule I-Condensed Financial Information-Balance Sheets
as of December 31, 2002 and 2003............................................F-31
Schedule I-Condensed Financial Information-Statements of Income
for the years ended December 31, 2001, 2002 and 2003........................F-32
Schedule I-Condensed Financial Information-Statements of Stockholders'
Equity for the years ended December 31, 2001, 2002 and 2003.................F-33
Schedule I-Condensed Financial Information-Statements of Cash Flows
for the years ended December 31, 2001, 2002 and 2003........................F-34

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------

To: Board of Directors of
STELMAR SHIPPING LTD.

We have audited the accompanying consolidated balance sheets of STELMAR SHIPPING LTD., a Liberian company, and subsidiaries (the "Company"), as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the two years then ended. Our audits also included the condensed financial information listed in the Index as Schedule I. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The consolidated financial statements and Schedule I of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements and
Schedule I in their report dated February 1, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of STELMAR SHIPPING LTD. and its subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the two years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG

Athens, Greece
March 3, 2004

     The audit report of Arthur Andersen, our former independent auditors, which is set forth below, is included in this Annual Report for purposes of including the opinion of Arthur Andersen on our financial statements for the years ended December 31, 2000 and 2001.

     The audit report set forth below is a copy of the audit report dated February 1, 2002, rendered by Arthur Andersen that was included in our Annual Report on Form 20-F for 2001 filed on April 8, 2002. We are including this copy of the February 1, 2002, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited. This audit report has not been reissued by Arthur Andersen in connection with this Annual Report.

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

ARTHUR ANDERSEN

Athens, Greece,
February 1, 2002

STELMAR SHIPPING LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003
(Expressed in thousands of U.S. Dollars)
ASSETS                                                         2002         2003
------                                                         ----         ----
CURRENT ASSETS:
Cash and cash equivalents                                   $  36,123    $  36,463

Accounts receivable - trade, net                                6,888        7,075

Insurance claims (Note 5)                                         855       18,422

Inventories                                                     1,551        1,412
Advances to employees (Note 3 )                                   232          651
Prepayments and other                                           2,670        3,636
                                                            ---------    ---------

Total current assets                                           48,319       67,659
                                                            ---------    ---------

FIXED ASSETS:

Advances for vessels under construction (Note 4)               15,088       88,071

Vessels (Note 5)                                              858,876      872,463

Accumulated depreciation (Note 5)                            (112,712)    (149,019)
                                                            ---------    ---------

Net Book Value                                                746,164      723,444

Property and equipment, net                                     1,581        1,343
                                                            ---------    ---------

Total fixed assets                                            762,833      812,858
                                                            ---------    ---------

RESTRICTED CASH                                                    --          750

DEFERRED CHARGES, net (Note 6)                                 12,205       16,154
                                                            ---------    ---------

Total assets                                                $ 823,357    $ 897,421
                                                            =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)                  $  74,758    $  55,003

Accounts payable-
Trade (Note 5)                                                  6,131       17,577

Other
                                                                   50          133
                                                            ---------    ---------
                                                                6,181       17,710

Accrued liabilities (Note 7)                                    3,316        2,430

Accrued bank interest                                           2,943        2,244

Financial instruments fair value (Note 14)                      7,950        5,122

Unearned revenue                                                2,210        3,424
                                                            ---------    ---------

Total current liabilities                                      97,358       85,933
                                                            ---------    ---------

LONG-TERM DEBT, net of current portion (Note 8)               413,851      452,647

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000
shares authorized, none issued.                                    --           --
Common stock, $0.02 par value; 25,000,000 shares
authorized; 16,819,750 and 17,305,687 issued and
outstanding at December 31, 2002 and December 31,
2003, respectively.                                               336          346
Additional paid-in capital                                    215,635      222,598
Accumulated other comprehensive income / (loss) (Note 14)      (7,940)      (4,774)
Retained earnings                                             104,117      140,671
                                                            ---------    ---------

Total stockholders' equity                                    312,148      358,841
                                                            ---------    ---------

Total liabilities and stockholders' equity                  $ 823,357    $ 897,421
                                                            =========    =========

  The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Expressed in thousands of U.S. Dollars - except share and per share data)
                                                          2001            2002            2003
                                                          ----            ----            ----
REVENUES:

Revenue from vessels                                  $    111,198    $    160,210    $    176,248

Voyage expenses                                             (8,743)         (8,129)         (9,533)
                                                      ------------    ------------    ------------
Revenue on a time charter basis                            102,455         152,081         166,715

Commissions                                                 (2,551)         (3,702)         (4,324)
                                                      ------------    ------------    ------------
Revenue from vessels, net                                   99,904         148,379         162,391
EXPENSES:

Vessel operating expenses                                   23,093          39,816          44,371

Depreciation (Note 5)                                       21,755          34,644          39,394

Amortization of deferred charges (Note 6)                      960           3,211           4,646

General and administrative expenses                          4,583           7,824           9,433

Provision for doubtful accounts                                 --             492           1,065

Insurance deductibles                                           --             421             603
                                                      ------------    ------------    ------------
Operating income                                            49,513          61,971          62,879
                                                      ------------    ------------    ------------

OTHER INCOME (EXPENSES):

Interest and finance costs, net (Notes 6, 8 and 12)        (17,089)        (18,826)        (16,880)

Interest income                                              1,555             281             327

Foreign currency losses, net                                  (129)           (366)           (360)

Loss on sale of vessel (Note 13)                                --              --          (7,270)

Other, net                                                     163             226             (65)
                                                      ------------    ------------    ------------

Total other income (expenses), net                         (15,500)        (18,685)        (24,248)
                                                      ------------    ------------    ------------

Net income                                            $     34,013    $     43,286    $     38,631
                                                      ============    ============    ============

Earnings per share, basic (Note 11)                   $       3.31    $       2.84    $       2.25
                                                      ============    ============    ============

Weighted average number of shares, basic                10,290,028      15,262,194      17,195,152
                                                      ============    ============    ============

Earnings per share, diluted (Note 11)                 $       3.29    $       2.83    $       2.24
                                                      ============    ============    ============

Weighted average number of shares, diluted              10,353,810      15,314,250      17,278,889
                                                      ============    ============    ============

  The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Expressed in thousands of U.S. Dollars - except share and per share data)
                                                                                                Accumulated
                                                                                Additional         Other
                                                  Comprehensive    Capital       Paid in       Comprehensive   Retained
                                                      Income        Stock        Capital      Income / (Loss)  Earnings     Total
                                                  ------------   ------------  ------------     ------------   --------   --------
BALANCE, December 31, 2000                                       $         76  $     55,064     $       (227)  $ 34,653   $ 89,566
Cumulative effect of measurement
of fair value of financial instruments
at January 1, 2001                                        (561)            --            --             (561)        --       (561)
Issuance of common stock                                                  161        96,438               --         --     96,599
Expenses related to the issuance of common stock                           --        (8,363)              --         --     (8,363)
Reinvestment of earnings                                                   --         6,831               --     (6,831)        --
Net income                                              34,013             --            --               --     34,013     34,013
Other comprehensive income
- Fair value of financial instruments                   (1,939)            --            --           (1,939)        --     (1,939)
- Currency translation adjustments                         133             --            --              133         --        133
                                                  ------------
Comprehensive income                              $     32,207
                                                  ============   ------------  ------------     ------------   --------   --------
BALANCE, December 31, 2001                                       $        237  $    149,970     $     (2,594)  $ 61,835   $209,448
Issuance of common stock                                                   99        69,131               --         --     69,230
Expenses related to the issuance of common stock
                                                                           --        (4,470)              --         --     (4,470)
Reinvestment of earnings                                                   --         1,004               --     (1,004)        --
Net income                                              43,286             --            --               --     43,286     43,286
Other comprehensive income
- Fair value of financial instruments                   (5,450)            --            --           (5,450)        --     (5,450)
- Currency translation adjustments                         104             --            --              104         --        104
                                                  ------------
Comprehensive income                              $     37,940
                                                  ============   ------------  ------------     ------------   --------   --------
BALANCE, December 31, 2002                                       $        336  $    215,635     $     (7,940)  $104,117   $312,148
Issuance of common stock                                    10          6,963            --               --      6,973
Net income                                              38,631             --            --               --     38,631     38,631
Dividends paid (US dollars 0.12 per share)
                                                                           --            --               --     (2,077)    (2,077)
Other comprehensive income
- Fair value of financial instruments                    3,065             --            --            3,065         --      3,065
- Currency translation adjustments                         101             --            --              101         --        101
                                                  ------------
Comprehensive income                              $     41,797
                                                  ============   ------------  ------------     ------------   --------   --------
BALANCE, December 31, 2003                                       $        346  $    222,598     $     (4,774)  $140,671   $358,841
                                                                 ============  ============     ============   ========   ========

  The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Expressed in thousands of U.S. Dollars)
                                                                 2001         2002         2003
                                                                 ----         ----         ----
Cash Flows from Operating Activities:
Net Income                                                    $  34,013    $  43,286    $  38,631
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation                                                     21,755       34,644       39,394
Fair value of foreign exchange deal                                  --           --          237
Loss from sale of vessel                                             --           --        7,270
Amortization of deferred dry-docking costs                          960        3,211        4,646
Amortization of loan fees                                           139          292          353
Non cash compensation                                                --          300           --
Provision for income taxes                                           79            6            0
Interest expense, net                                            16,732       18,160       16,766
(Increase) Decrease in:
Accounts receivable                                              (3,355)         790         (187)
Insurance claims                                                   (785)         (70)     (17,567)
Inventories                                                        (965)        (171)         139
Prepayments and other                                            (1,080)        (998)      (1,385)
Increase (Decrease) in:
Accounts payable                                                  2,821        1,209       11,529
Accrued liabilities excluding bank loan interest                    601          998         (886)
Unearned revenue                                                  2,370       (1,249)       1,214
Interest paid                                                   (18,328)     (17,806)     (17,465)
Income taxes paid                                                   (91)          (9)          --
Payments for dry-docking                                         (4,766)      (8,122)      (7,789)
Translation adjustment                                              133          104          101
                                                              ---------    ---------    ---------

Net Cash from Operating Activities                               50,233       74,575       75,001
                                                              ---------    ---------    ---------

Cash Flows from (used in) Investing Activities:
Advances for vessels under construction                         (46,471)     (15,088)     (76,040)
Vessel acquisitions                                            (248,672)    (242,343)     (27,487)
Capital expenditure for property and equipment                     (319)        (847)        (212)
Increase in restricted cash                                          --           --         (750)
Net proceeds from sale of vessel                                     --           --        8,364
                                                              ---------    ---------    ---------

Net Cash used in Investing Activities                          (295,462)    (258,278)     (96,125)
                                                              ---------    ---------    ---------

Cash Flows from (used in) Financing Activities:
Proceeds from long-term debt                                    191,359      164,147       72,426
Principal payments of long-term debt                            (24,957)     (42,732)     (45,735)
Repayment of long-term debt due to sale of vessel                    --           --       (7,650)
Dividends paid                                                       --           --       (2,077)
Issuance of common stock                                         96,599       69,230        6,973
Payment of expenses related to the issuance of common stock      (8,363)      (4,470)          --
Payments for loan fees                                           (1,456)        (766)      (2,473)
                                                              ---------    ---------    ---------

Net Cash from Financing Activities                              253,182      185,409       21,464
                                                              ---------    ---------    ---------
Net increase in cash and cash equivalents                         7,953        1,706          340
Cash and cash equivalents at beginning of year                   26,464       34,417       36,123
                                                              ---------    ---------    ---------
Cash and cash equivalents at end of year                         34,417       36,123       36,463
                                                              =========    =========    =========

 The accompanying notes are an integral part of these consolidated statements.

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
(Expressed in thousands of United States Dollars - except share and per share data unless otherwise stated)

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

     (a)  Ship-owning companies directly owned by the Holding Company:

                                          Country of       Date of
                   Company              Incorporation   Incorporation   Vessel Name       Flag     Dwt
                   -------              -------------   -------------   -----------       ----     ---

          Ship-owning companies with vessels in operation
          -----------------------------------------------
          Ariel Shipping Corporation    Liberia         January 1993    Fulmar            Cyprus      39,521
          Primar Shipping Ltd.          Liberia         May 1993        Primar            Cyprus      39,521
          Keymar Ltd.                   Liberia         July 1998       Keymar            Cyprus      95,822
          Takamar Ltd.                  Liberia         July 1998       Takamar           Panama     104,000
          Palmar Maritime Ltd.          Liberia         July 1993       City University   Cyprus      39,729
          Colmar Ltd.                   Liberia         July 1993       Colmar            Cyprus      39,729
          Nedimar Ltd.                  Liberia         October 1993    Nedimar           Cyprus      46,821
          Pearlmar Ltd.                 Liberia         July 2000       Pearlmar          Cyprus      69,697
          Jademar Ltd.                  Liberia         July 2000       Jademar           Cyprus      69,697
          Rubymar Ltd.                  Liberia         July 2000       Rubymar           Cyprus      69,697
          Rosemar Ltd.                  Liberia         July 2000       Rosemar           Cyprus      69,697
          Luxmar Ltd.                   Liberia         February 2001   Luxmar            Panama      45,999
          Rimar Ltd.                    Liberia         February 2001   Rimar             Panama      45,999
          Limar Ltd                     Liberia         February 2001   Limar             Panama      46,170
          Almar Ltd.                    Liberia         February 2001   Almar             Panama      46,162
          Jamar Ltd.                    Liberia         February 2001   Jamar             Panama      46,100
          Camar Ltd.                    Liberia         February 2001   Camar             Panama      46,100
          Ermar Ltd.                    Liberia         February 2001   Ermar             Panama      39,977
          Allenmar Ltd.                 Liberia         February 2001   Allenmar          Panama      41,570
          Capemar Ltd.                  Liberia         February 2001   Capemar           Panama      37,615
          Petromar Ltd.                 Liberia         May 2001        Petromar          Panama      35,768
          Cabo Hellas Limited           Liberia         February 2003   Cabo Hellas       Cyprus      69,180
          Ambermar Ltd.                 Liberia         December 2001   Ambermar          Cyprus      35,700
          Goldmar Limited               Liberia         April 2002      Goldmar           Cyprus      69,700
          Silvermar Limited             Liberia         April 2002      Silvermar         Panama      69,700
          Aquamar Shipping Limited      Liberia         April 2002      Aquamar           Cyprus      47,236
          Maremar Limited               Liberia         April 2002      Maremar           Cyprus      47,225
                                                                                                   ----------
                                                                                                   1,454,132
                                                                                                   ==========

                     STELMAR SHIPPING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003
(Expressed in thousands of United States Dollars - except share and per share data unless otherwise stated)

                            Country of      Date of
     Company                Incorporation   Incorporation   Hull Number

     Ship-owning companies with vessels under construction
     -----------------------------------------------------
     Reymar Limited         Liberia         April 2002      Hull 5241
     Reginamar Limited      Liberia         April 2002      Hull 5242
     Reinemar Limited       Liberia         April 2002      Hull 5243
     Cabo Sounion Limited   Liberia         February 2003   Hull 5240
     Alcesmar Limited       Liberia         February 2003   Hull  S-1108
     Alcmar Limited         Liberia         February 2003   Hull  S-1109
     Andromar Limited       Liberia         February 2003   Hull  S-1110
     Antigmar Limited       Liberia         February 2003   Hull  S-1124
     Ariadmar Limited       Liberia         February 2003   Hull  S-1125
     Atalmar Limited        Liberia         February 2003   Hull  S-1126

     Ship-owning companies with sold vessel
     --------------------------------------

     Promar Ltd.            Liberia         February 2001   (vessel M/T Promar
                                                            was sold on May 21,
                                                            2003.)

     Loucamar Ltd.          Liberia         April 1997      (vessel M/T Loucas
                                                            was sold in December
                                                            2000.)

     (b) Martank Shipping Holdings Ltd. ("Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship-owning companies:

                      Country of       Date of       Vessel
         Company     Incorporation  Incorporation     Name     Flag     Dwt
         -------     -------------  -------------     ----     ----     ---

     Cleliamar Ltd.  Liberia        October 1994   Cleliamar   Cyprus     68,623
     Kliomar Ltd.    Liberia        August 1997    Kliomar     Cyprus     96,088
     Polmar Ltd.     Liberia        October 1997   Polys       Cyprus     68,623
     Jacamar Ltd.    Liberia        January 1999   Jacamar     Panama    104,024
                                                                        --------
                                                                         337,358
                                                                        ========

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

     (e) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company prior to 2001, the company became dormant.

     The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of the tanker vessels mentioned above.

     Gross revenues for 2001, 2002 and 2003 included revenues deriving from charter agreements with significant charterers as follows (in percentages of total gross revenues):

     Charterer   2001   2002   2003
     ---------   ----   ----   ----
     A           19%     --     --
     B           15%     22%    19%
     C           13%     --     --

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States and include in each of the three years in the period ended December 31, 2003, the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Other Comprehensive Income: The Company has adopted the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

     (d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. Year-end translation losses or gains were insignificant.

          The functional currency of the Company's wholly owned subsidiary Stelmar Tankers (UK) Ltd. is the British Pound. Accordingly, all balance sheet accounts of this subsidiary are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate of exchange prevailing during the year. Cumulative translation gains and losses (gains of $104 and $101 at December 31, 2002 and 2003, respectively) are reported as cumulative translation adjustment in "Accumulated Other Comprehensive Income (Loss)", a separate component of stockholders' equity. Transaction gains or losses are reported in the consolidated statements of income.

     (e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents. Restricted cash concerns minimum cash deposits required to be maintained with a bank for loan compliance purposes.

     (f) Accounts Receivable - Trade: The amount shown as Accounts Receivable - Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

     (g) Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims being in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims (if any) into current and non-current assets is based on management's expectations as to their collection dates.

     (h) Inventories: Inventories consist of bunkers and lubricants and are stated at the lower of cost or market. Lubricants value is determined by the first in, first out method whereas bunkers are priced at moving average cost.

     (i) Vessel Cost: Vessels are stated at cost, which consists of the contract price, any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

     (j) Impairment of Long-Lived Assets: Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuers and compares this to the vessels carrying value. Should the valuation suggest potential impairment, management determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel carrying value. In the event that impairment occurs, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of December 31, 2003 indicated that no impairment loss should be recognized.

     (k) Vessels Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company's vessels to be 25 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis the useful life of Kliomar was reduced to 21 years.

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

                                                Useful Life
          Description                             (years)
          -----------                             -------

          Leasehold improvements                   Nine
          Office furniture and equipment           Five
          Telecommunication equipment              Five
          Computer hardware and software           Five

          Depreciation expense for 2001, 2002 and 2003 amounted to $ 214, $ 83 and $450, respectively, and is included in depreciation in the accompanying consolidated statements of income.

     (m) Accounting for Dry Docking Costs: Dry-docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years as applicable or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life.

     (n) Accounting for Special Survey Costs: The vessels' special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the annual operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

     (o) Loan Fees and Other Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized over the loans' repayment periods. Fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Other financing costs are amortized over the period the benefit is expected to materialize.

     (p) Accounting for P&I Back Calls: The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls and are accounted for on the accrual basis. For years 2002 and 2003, following the Club's change in billing policy, such calls were incorporated in premiums paid.

     (q) Pension and Retirement Benefit Obligations - Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

     (r) Pension Indemnities - Administrative Personnel: The employees of the Company are covered by state-sponsored pension funds and are required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension funds are responsible for paying the employees retirement benefits and accordingly there is no obligation for the Company for any post-retirement benefits. The Company's contributions to the pension funds for 2001, 2002 and 2003, have been recorded to expenses and amounted to $ 165, $ 283 and $ 426, respectively.

     (s) Staff Leaving Indemnities - Administrative Personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign or are dismissed with cause are not entitled to termination payments. The number of employees to be dismissed or retired within the coming years is not known. The Company's liability, on an actuarially determined basis, at December 31, 2002 and 2003, amounted to approximately $ 90, and $ 118, respectively.

     (t) Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

     (u) Repairs and Maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in vessel operating expenses in the accompanying consolidated statements of income, amounted to $ 2,855, $ 6,600 and $ 7,770 for 2001, 2002 and
          2003 respectively.

     (v) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     (w) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, the management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

     (x) Derivatives: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings as well as in foreign currency forward contracts to partially hedge the exposure against foreign currencies devaluation. Such swap agreements and foreign currency forward contracts are recorded at fair market value in accordance with the provisions of SFAS 133.

          Seven interest rate swap agreements and one foreign currency forward contract were open as of December 31, 2003 and have been accounted for under SFAS 133. Interest rate swap agreements met hedge accounting criteria and accordingly their fair value has been included in "Other Comprehensive Income (Loss)" in the accompanying December 31, 2003 consolidated balance sheet. It is the Company's intention to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes, as it is not expected to materialize.

          The foreign currency forward contract did not meet hedge accounting criteria and accordingly its fair value has been included in "Foreign Exchange Losses" in the accompanying December 31, 2003 consolidated statement of income.

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

     (y) Stock-based compensation: In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure ("SFAS 148"). This statement amends FASB Statement No. 123, Accounting For Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effect of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the company had applied fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                  Year ended   Year ended    Year ended
                                                                 December 31   December 31   December 31
                                                                     2001         2002          2003
                                                                 -----------   -----------   -----------
          Net income, as reported                                     34,013        43,286        38,631

          Add: total stock-based employee compensation expense
          included in reported net income, net of related tax
          effect                                                          --            --            --
                                                                 -----------   -----------   -----------
                                                                      34,013        43,286        38,631
          Deduct: total stock-based employee compensation
          expense determined under fair value based method for
          all awards, net of related tax effects                          96            --            --
                                                                 -----------   -----------   -----------

          Pro-forma net income                                        33,917        43,286        38,631
                                                                 ===========   ===========   ===========

          Earnings per share:
          Basic - as reported                                           3.31          2.84          2.25
          Basic - pro forma                                             3.30          2.84          2.25

          Diluted - as reported                                         3.29          2.83          2.24
          Diluted - pro forma                                           3.28          2.83          2.24

          The effects of applying SFAS 123 are not indicative of future amounts. The fair value of options granted was estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

          Expected life of options (years) 10 Risk-free interest rate 3.44% Expected volatility of the Company's stock 35% Expected dividend yield on Company's stock N/A

     (z) Other Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

          FIN 46, in 2003, the FASB issued Interpretation No.46, as revised ("FIN 46") "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51". FIN 46 introduces a variable interests model to determine control and consolidation of variable interest entities ("VIE"). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE's primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both. FIN 46 applies to those entities that are considered to be special purpose entities under previously existing U.S. GAAP for financial statement reporting periods ending after December 15, 2003, or may optionally be selectively applied to individual VIE's effective July 1, 2003. For all remaining entities that are subject to FIN 46, the interpretation applies for financial statement reporting periods ending after March 15, 2004.

          The Company is not involved with any entities in which it has ownership or other financial interests to which the provisions of FIN 46 would apply. Therefore, except as described above, the adoption of FIN 46 is not expected to have a material effect on the Company's results of operations or financial position.

     (aa) Presentation Changes: Certain minor reclassifications have been made to the 2002 prior year consolidated financial statements to conform to the presentation in the 2003 consolidated financial statements. Insurance claims and advances to employees previously reported under accounts receivable, other, are now separately reflected in the accompanying consolidated balance sheets. The provision for doubtful accounts and insurance deductibles, previously reported under other, net and operating expenses, are now separately reflected in the accompanying consolidated statements of income.

3.   Transactions with Related Parties:

     (a) World Tankers (UK) Ltd.: The Company, effective 1997, pays to World Tankers (UK) Ltd. (a company controlled by two of the Company's major stockholders and their family members), a brokerage fee of 1.25% on the charter agreements concluded with a specific charterer. Such commissions for 2001, and 2002, amounted to $ 64, and $ 24 respectively and are included in commissions in the accompanying consolidated statements of income. No commissions were paid in 2003.

     (b) Key Systems S.A.: In 1996, the Company signed a supply and support agreement with Key Systems S.A., (a Greek corporation, which was controlled by one of the Company's major stockholders up to September
          2001), to receive computer and software support for both its inland-based operation and on board its vessels. The fees paid to Key Systems S.A. in this respect are included in general and administrative expenses in the accompanying consolidated statements of income and amounted to $ 25 for 2001. No fees were paid in 2002 and 2003.

     (c) Board of Directors Fees: During 2001, 2002 and 2003, the Company paid Board of Directors' fees of $93, $177 and $273 respectively. Such fees are included in General and Administrative expenses in the accompanying consolidated statements of income.

     (d) Advances to Employees: The amount reflected in the accompanying 2003 consolidated balance sheet includes $ 284 of short-term advances to certain executive directors. Such advances were repaid in early February 2004.

4.   Advances for Vessels Under Construction:

     In April 2002, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of five Panamax tankers, with expected deliveries in November 2003 through July 2004. The construction cost of the new buildings will amount to $ 152,750 of which $ 100,000 will be financed from the proceeds of a long-term bank loan. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery.

     The loan mentioned above will be drawn-down in a number of tranches so as to coincide with the scheduled delivery payments and will mature the date falling 93 months after the delivery of the last hull. The loan will be repayable in fifteen equal semi-annual installments of $ 3,225 each plus a balloon payment of $ 51,625 payable together with the last installment. The loan will bear interest at LIBOR plus a spread and will be secured as follows:

          o    First priority mortgage over the vessels
          o    Assignments of earnings and insurance of the mortgaged vessels
          o    Pledge of shares of the borrowers
          o    Corporate guarantees.

     In February 2003, the Company concluded an agreement for the purchase of six Handymax tankers under construction with expected delivery dates between January 2004 and July 2004 at a cost of $173,220. The amount will partially be paid through bank loans and partially from the Company's own funds. Furthermore, $6,412 of the total price was paid in Company's stock.

     The amounts shown in the accompanying consolidated balance sheets include payments to the shipyard and other capitalized costs, in accordance with the accounting policy discussed in Note 2i, as analyzed below:

                                                           2002           2003
                                                         --------       --------
     Advance payments on signing of contracts              14,875         42,020
     Stage payments to the shipyards                           --         37,058
     Capitalized interest                                      --          1,209
     Other                                                    213          7,784
                                                         --------       --------
     Total                                                 15,088         88,071
                                                         ========       ========

     The movement of the account in 2002 and 2003 was as follows:

     December 31, 2001                                     46,555
     - Additions                                          133,285
     - Transfers to vessel cost                          (164,752)
                                                         --------
     December 31, 2002                                     15,088
     - Additions                                          103,527
     - Transfers to vessel cost                           (30,544)
                                                         --------
     December 31, 2003                                     88,071
                                                         ========

5.   Vessels:

     The amounts in the accompanying consolidated financial statements are analyzed as follows:

                                                   Vessel     Accumulated     Net Book
                                                    Cost      Depreciation      Value
                                                  --------      --------      --------
     December 31, 2000                             321,306       (56,610)      264,696
     - Additions (vessels' contract price)         246,788            --       246,788
     - Additions (additional capitalized costs)      1,884            --         1,884
     - Depreciation for the year                        --       (21,541)      (21,541)
                                                  --------      --------      --------

     December 31, 2001                             569,978       (78,151)      491,827
     - Additions (vessels' contract price)         282,610            --       282,610
     - Additions (additional capitalized costs)      6,288            --         6,288
     - Depreciation for the year                        --       (34,561)      (34,561)
                                                  --------      --------      --------

     December 31, 2002                             858,876      (112,712)      746,164
     - Additions (vessels' contract price)          29,750            --        29,750
     - Additions (additional capitalized costs)        794            --           794
     - Disposals (Note 13)                         (16,957)        2,637       (14,320)
     - Depreciation for the year                        --       (38,944)      (38,944)
                                                  --------      --------      --------
     December 31, 2003                             872,463      (149,019)      723,444
                                                  ========      ========      ========

     Cost of vessels at December 31, 2001, 2002 and 2003 includes $ 8,218, $ 14,506 and $ 15,300, respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2i. These capitalized amounts include interest costs of $ 2,977 (2001), $3,210 (2002) and $3,377 (2003).

     On May 21, 2003, M/T Promar was sold for $8,500. The loss resulting from the sale of the vessel, after the elimination of the deferred charges, amounted to $7,270 and has separately been reflected in the accompanying December 31, 2003, consolidated statement of income.

     On February 1, 2003, M/T Keymar was grounded by strong winds and was subsequently re-floated. The vessel was dry-docked on February 27, 2003, to undergo major repairs and resumed operations on October 16, 2003. The cost of repairs carried out by the shipyard amounted to $29.8 million and was agreed to be paid in four installments. As of December 31, 2003, the underwriters had paid the first two installments amounting to $12.3 million while the third installment of $8 million was paid by the Company and has been included in Insurance Claims in the accompanying December 31, 2003 consolidated balance sheet. In January 2004 the Company made a partial payment of the fourth installment amounting to $3.5 million. The Company expects that it will recover from the underwriters the total amount paid to the shipyard. The amount of the claim, net of deductible, outstanding at December 31, 2003, totaled $ 18.3 million and is included in Insurance Claims in the accompanying 2003 consolidated balance sheet. The amount payable to the shipyard at December 31, 2003 totaled $ 8 million and is included in Accounts Payable Trade in the accompanying 2003 consolidated balance sheet.

     During 2003, the majority of the vessels operated under time charters. At December 31, 2003, vessels Camar, Limar, Keymar and City University were operating in the spot market, while all remaining vessels were operating under time charters as follows:

     Vessel            Expiring in            Vessel            Expiring in
     ---------------   --------------------   ---------------   ----------------
     Silvermar         June 2007              Capemar           April 2004
     Goldmar           May 2007               Primar            April 2004
     Almar             June 2006              Rubymar           April 2004
     Jacamar           February 2006          Jademar           March 2004
     Cabo Hellas       November 2005          Jamar             February 2004
     Takamar           September 2005         Kliomar           February 2004
     Ambermar          August 2005            Petromar          February 2004
     Maremar           March 2005             Fulmar            January 2004
     Nedimar           March 2005             Pearlmar          January 2004
     Luxmar            February 2005          Polys             January 2004
     Rimar             December 2004          Cleliamar         January 2004
     Aquamar           August 2004            Ermar             January 2004
     Colmar            August 2004            Allenmar          January 2004
     Rosemar           May 2004

6.   Deferred Charges:

     The unamortized balance shown in the accompanying consolidated balance sheets is analyzed as follows:

                                                        Loan Fees
                                                           and
                                                        Financing
                                         Dry-docking       Costs        Total
                                           -------       -------       -------

     December 31, 2000                       1,145           552         1,697
     - Additions                             4,766         1,456         6,222
     - Amortization                           (960)         (139)       (1,099)
                                           -------       -------       -------

     December 31, 2001                       4,951         1,869         6,820
     - Additions                             8,122           766         8,888
     - Amortization                         (3,211)         (292)       (3,503)
                                           -------       -------       -------

     December 31, 2002                       9,862         2,343        12,205
     - Additions                             7,789         2,473        10,262
     - Write - off due to sale
       of the Promar (Note 13)              (1,276)          (38)       (1,314)
     - Amortization                         (4,646)         (353)       (4,999)
                                           -------       -------       -------
     December 31, 2003                      11,729         4,425        16,154
                                           =======       =======       =======

     Amortization for dry-docking and other financing costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in interest and finance costs, net in the accompanying consolidated statements of income.

7.   Accrued Liabilities:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                           2002       2003
                                                           -----      -----

     Vessels' operating and voyage expenses                2,371      1,750
     General and administrative expenses                     945        680
                                                           -----      -----
              Total                                        3,316      2,430
                                                           =====      =====

8.   Long-term Debt:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

         Borrower (s)                                                2002        2003
         ------------                                              --------    --------
     (a) Ariel Shipping Corporation                                   7,200       7,200
     (b) Colmar Ltd.                                                  5,200       5,200
     (c) Primar Shipping Ltd. and Palmar Maritime Ltd.               17,996      15,216
     (d) Nedimar Ltd.                                                15,800      15,800
     (e) Kliomar Ltd.                                                17,438      14,925
     (f) Polmar Ltd.                                                 18,625      16,775
     (g) Cleliamar Ltd.                                              18,625      16,775
     (h) Keymar Ltd.                                                 14,722      13,293
     (i) Takamar Ltd.                                                23,641      21,703
     (j) Jacamar Ltd.                                                25,875      23,875
     (k) Luxmar Ltd., Limar Ltd., Camar Ltd., Jamar Ltd.
         and Ermar Ltd.                                              59,313      50,188
     (l) Rimar Ltd., Almar Ltd., Allenmar Ltd., Capemar Ltd.
         and Promar Ltd.                                             61,375      46,048
     (m) Petromar Ltd.                                               18,320      17,200
     (n) Pearlmar Ltd. and Jademar Ltd.                              43,450      40,350
     (o) Rubymar Ltd.                                                21,750      20,250
     (p) Rosemar Ltd.                                                21,906      20,653
     (q) Ambermar Ltd.                                               19,500      18,100
     (r) Goldmar Limited                                             22,786      21,086
     (s) Silvermar Limited                                           22,787      21,087
     (t) Aquamar Shipping Limited                                    16,500      15,100
     (u) Maremar Limited                                             15,800      14,400
     (v) Cabo Hellas Limited                                             --      19,476
     (w) Alcesmar Limited, Alcmar Limited,  Andromar Limited,
         Antigmar Limited,  Ariadmar Limited and Atalmar Limited         --      29,150
     (x) Cabo Sounion Limited, Reymar Limited, Reginamar
         Limited and Reinemar Limited                                    --      23,800
                                                                   --------    --------

         Total                                                      488,609     507,650
         Less- current portion                                      (74,758)    (55,003)
                                                                   --------    --------

         Long-term portion                                          413,851     452,647
                                                                   ========    ========

     (a) Loan: Balance of U.S. Dollar bank loan (original amount $ 16,000) obtained in June 1995 to refinance a previous loan with the same bank. The loan was refinanced in June 2003 and is payable in twenty equal quarterly installments through December 2008 and a balloon payment of $2,092 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.19% and 2.58%, respectively.

     (b) Loan: Balance of U.S. Dollar bank loan (original amount $ 14,000) obtained in June 1995 to refinance a previous loan with the same bank. The loan was refinanced in June 2003 and is payable in twenty equal quarterly installments through December 2008 and a balloon payment of $1,512 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.19% and 2.58%, respectively.

     (c) Loan: Balance of U.S. Dollar bank loan (original amount $ 31,500) obtained in September 1995 to refinance a previous loan with the same bank. Following the assumption of the unpaid balance of $ 3,080 of the loan of the Loucas following its sale, subsequent to December 31, 2000, the loan was refinanced and the balance at December 31, 2003 is repayable in seven equal quarterly installments through September 2005 and a balloon payment of $ 10,351 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 3.00% and 2.42%, respectively.

     (d) Loan: Balance of U.S. Dollar bank loan (original amount $ 24,000) obtained in December 1995 to refinance a previous loan with the same bank. The loan was refinanced in June 2003 and is payable in twenty equal quarterly installments through December 2008 and a balloon payment of $4,596 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.19% and 2.58%, respectively.

     (e) Loan: Balance of U.S. Dollar bank loan (original amount $ 30,000) obtained in October 1997 to partially finance the acquisition cost of the Kliomar. The balance at December 31, 2003 is repayable in four equal semi-annual installments through October 2005 and a balloon payment of $ 9,900 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.41% and 1.79%, respectively.

     (f) Loan: Balance of U.S. Dollar bank loan (original amount $ 25,500) obtained in December 1997 to partially finance the acquisition cost of the Polys. The balance at December 31, 2003 is repayable in nine equal semi-annual installments through January 2008 and a balloon payment of $ 8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.6% and 1.73%, respectively.

     (g) Loan: Balance of U.S. Dollar bank loan (original amount $ 25,500) obtained in January 1998 to partially finance the acquisition cost of the Cleliamar. The balance at December 31, 2003 is repayable in nine equal semi-annual installments through January 2008 and a balloon payment of $ 8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.6% and 1.73%, respectively.

     (h) Loan: Balance of U.S. Dollar bank loan (original amount $ 20,800) obtained in September 1998 to partially finance the acquisition cost of the Keymar. The balance at December 31, 2003 is repayable in nineteen equal quarterly installments through September 2008 and a balloon payment of $ 6,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.89% and 2.45%, respectively.

     (i) Loan: Balance of U.S. Dollar bank loan (original amount $ 31,875) obtained in September 1998 to partially finance the acquisition cost of the Takamar. The balance at December 31, 2003 was fully repaid in January 2004 following the sale and leaseback of the vessel (Note 17). The interest rate was based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.89% and 2.33%, respectively.

     (j) Loan: Balance of U.S. Dollar bank loan (original amount $ 31,875) obtained in February 1999 to partially finance the acquisition cost of the Jacamar. The balance at December 31, 2003 was fully repaid in January 2004 following the sale and leaseback of the vessel (Note 17). The interest rate was based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.04% and 1.77%, respectively.

     (k) Loan: Balance of U.S. Dollar bank loan (original amount $ 73,000) obtained in April 2001 to partially finance the acquisition cost of the Luxmar, Limar, Camar, Jamar and Ermar. The balance at December 31, 2003 is repayable in eleven equal semi-annual installments through June 2009. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.56% and 2.31% respectively.

     (l) Loan: Balance of U.S. Dollar bank loan (original amount $ 72,000) obtained in May 2001 to partially finance the acquisition cost of the Rimar, Almar, Allenmar, Capemar and Promar. Following the sale of Promar in May 2003 its loan was fully repaid. The balance at December 31, 2003 is repayable in seven equal quarterly installments of $ 1,850 each, twelve equal quarterly installments of $ 1,089 each through September 2008 and a balloon payment of $ 20,030 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.79% and 2.55% respectively.

     (m) Loan: Balance of U.S. Dollar bank loan (original amount $ 20,000) obtained in June 2001 to partially finance the acquisition cost of the Petromar. The balance at December 31, 2003 is repayable in fifteen equal semi-annual installments through June 2011 and a balloon payment of $ 8,800 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.71% and 2.5% respectively.

     (n) Loan: Balance of a U.S. Dollar bank loan (original amount $ 45,000) obtained in January 2002 to partially finance the construction cost of the Pearlmar and Jademar. The balance at December 31, 2003 is repayable in seventeen equal semi-annual installments through March 2012 and a balloon payment of $ 14,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 3.04% and 2.46% respectively.

     (o) Loan: Balance of a U.S. Dollar bank loan (original amount $ 22,500) obtained in April 2002 to partially finance the construction cost of Rubymar. The balance at December 31, 2003 is repayable in thirty-four quarterly equal installments through April 2012 and a balloon payment of $ 7,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 3.22% and 2.3% respectively.

     (p) Loan: Balance of a U.S. Dollar bank loan (original amount $ 22,533) obtained in May 2002 to partially finance the construction cost of Rosemar The balance at December 31, 2003 is repayable in seventeen equal semi-annual installments through May 2012 and a balloon payment of $10,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 3.38% and 2.48% respectively.

     (q) Loan: Balance of a U.S. Dollar bank loan (original amount $ 20,200) obtained in February 2002 to partially finance the acquisition of Ambermar. The balance at December 31, 2003 is repayable in thirteen equal semi annual installments through February 2010 and a balloon payment of $9,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.88% and 2.06% respectively.

     (r) Loan: Balance of a U.S. Dollar bank loan (original amount of $ 23,636) obtained in May 2002 to partially finance the acquisition of Goldmar. The balance at December 31, 2003 is repayable in fourteen equal quarterly installments of $425 each, nineteen equal quarterly installments of $325 each through March 2012 and a balloon payment of $8,961 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 3.1% and 2.3% respectively.

     (s) Loan: Balance of a U.S. Dollar bank loan (original amount of $ 23,637) obtained in June 2002 to partially finance the acquisition of Silvermar. The balance at December 31, 2003 is repayable in fourteen equal quarterly installments of $425 each, nineteen equal quarterly installments of $325 each through March 2012 and a balloon payment of $8,962 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 3.1% and 2.3% respectively.

     (t) Loan: Balance of a U.S. Dollar bank loan (original amount of $ 16,500) obtained in July 2002 to partially finance the acquisition of Aquamar. The balance at December 31, 2003 is repayable in fourteen equal semi annual installments through July 2010 and a balloon payment of $5,300 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 2.87% and 2.18% respectively.

     (u) Loan: Balance of a U.S. Dollar bank loan (original amount of $ 16,500) obtained in June 2002 to partially finance the acquisition of Maremar. The balance at December 31, 2003 is repayable in thirteen equal semi annual installments through June 2010 and a balloon payment of $5,300 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2002 and 2003 were 3.1% and 2.27% respectively.

     (v) Loan: U.S. Dollar bank loan (part of a $100,000 loan facility to partially finance the construction cost of Cabo Hellas, Cabo Sounion, Reymar, Reginamar and Reinemar) obtained in November 2003 to partially finance the acquisition of Cabo Hellas. The balance at December 31, 2003 is repayable in fifteen equal semi annual installments together with a balloon payment of $10,054 payable with the last installment, by June 2012 at the latest. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2003 was 2.61%.

     (w) Loan: Partial draw downs of a $40 million U.S. Dollar revolving facility obtained to finance the stage payments to the shipyard in connection with the construction of Alcesmar, Alcmar, Andromar, Antigmar, Ariadmar and Atalmar. The facility has no repayment terms and upon delivery of each hull the corresponding drawn portion of the facility will be repaid by already arranged U.S. Dollar bank loans. The facility will fully be repaid upon delivery of the last hull. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2003 was 2.40%.

     (x) Loan: Partial draw downs of a U.S. Dollar $100 million bank loan obtained to partially finance the construction cost of Cabo Sounion, Reymar, Reginamar and Reinemar. The loan will fully be drawn down upon delivery of the last hull. The repayment of the loan will start three months after the delivery of the last hull or on December 15, 2004 whichever is earlier and will be made in fifteen equal semi annual installments together with a balloon payment of $41,571 payable with the last installment, by June 2012 at the latest. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2003 was 2.42%.

          The range of the interest rates of the above loans during the years ended December 31, 2001, 2002 and 2003 was as follows:

          2001   2.72% - 7.75%
          2002   2.04% - 6.47%
          2003   1.77% - 6.47%

               Bank loan interest expense for the years ended December 31, 2001, 2002 and 2003 amounted to $ 17,618, $ 18,393 and $ 17,449 respectively, and is included in interest and finance costs, net in the accompanying consolidated statements of income. Of these amounts $ 886, $ 233 and $ 683 in 2001, 2002 and 2003, respectively, were capitalized and are included in Vessels Under Construction and in Vessels in the accompanying consolidated balance sheets.

          The loans are secured as follows:

          o First, second, third and fourth priority mortgages over the Colmar;

          o    First, second and third priority mortgages over the Kliomar;

          o First and second priority mortgages over the Polys, Cleliamar, Primar and City University;

          o First priority mortgage over the Fulmar, Nedimar, Keymar, Takamar, Jacamar, Luxmar, Limar, Camar, Jamar, Ermar, Rimar, Almar, Allenmar, Capemar, Promar, Petromar, Ambermar, Pearlmar, Jademar, Rubymar, Rosemar, Goldmar, Silvermar, Aquamar, Maremar and Cabo Hellas;

          o    Assignments of earnings and insurances of the mortgaged vessels;

          o    Pledge of shares of the borrowers; and

          o    Corporate guarantees.

          The loan agreements include covenants, among others, requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), give loans to stockholders, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, minimum ratios of total debt against equity, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenants of certain loans, dividends can be distributed without the prior consent of the lending banks for an amount not exceeding 50% of the net income.

          The annual principal payments required to be made subsequent to December 31, 2003 are as follows:

          Year                  Amount
          ----                  ------

          2004                    55,003
          2005                    83,125
          2006                    51,544
          2007                    49,295
          2008                   108,959
          2009 and thereafter    159,724
                                ---------
                                 507,650
                                =========

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

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution is covered by the Protection and indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $
     4.25 billion.

10.  Stock Option Plan:

     On March 6, 2001, 323,500 stock options with an exercise price of $12.30 were granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. Under the original terms of the Plan, the options were scheduled to fully vest on March 6, 2003. These options expire on March 6, 2011.

     On October 11, 2001, an aggregate of 8,000 additional options with an exercise price of $13.52 were granted to certain members of the Board of Directors. These options are subject to the terms and conditions as set forth in the Plan and were originally scheduled to fully vest on March 6, 2003. These options expire on March 6, 2011.

     On October 22, 2002, the Board of Directors modified the Plan to accelerate the vesting date of all options outstanding to December 31, 2002, thus establishing a new measurement date for all outstanding options under the Plan on the modification date. The Plan modification did not have a material impact on the Company's financial position or results of operations.

     A summary of the status of the stock options as of December 31, 2001, 2002 and 2003 and changes for the three years then ended, is presented below:

                                2001                       2002                      2003
                      ------------------------   -----------------------   ------------------------
                                    Weighted -                Weighted -                 Weighted -
                                      average                   average                    average
                                     exercise                  exercise                   exercise
                        Shares        price        Shares       price        Shares        price
                      ----------    ----------   ----------   ----------   ----------    ----------
Outstanding at
beginning of year             --            --      328,500        12.34      328,500         12.34
Granted                  331,500         12.34           --           --           --            --
Exercised                     --            --           --           --      (20,000)        12.31
Forfeited                 (3,000)        12.31           --           --      (38,000)        12.31
Expired                       --            --           --           --           --            --
                      ----------    ----------   ----------   ----------   ----------    ----------

Outstanding at
end of year              328,500         12.34      328,500        12.34      270,500         12.35
                      ==========    ==========   ==========   ==========   ==========    ==========
Options exercisable
at year-end                   --            --      328,500        12.34      270,500         12.35
                      ==========    ==========   ==========   ==========   ==========    ==========

     As of December 31, 2003, the weighted-average remaining contractual life of outstanding options is 7.2 years.

     The total fair value of the options granted under the stock plans in 2001 was computed as approximately $ 96. No new options were granted in 2003 and 2002.

11.  Earnings per Common Share

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilutive stock options using the treasury stock method.

     The components of the numerator and denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

                                                       2001         2002         2003
                                                    ----------   ----------   ----------
     Numerator:
     Net income - basic and diluted                     34,013       43,286       38,631
                                                    ==========   ==========   ==========

     Denominator:
     Denominator for basic earnings per share -
     weighted average shares                        10,290,028   15,262,194   17,195,152

     Effect of dilutive securities:
     Employee stock options                             63,782       52,056       83,737
                                                    ----------   ----------   ----------

     Dilutive potential common shares
     Denominator for diluted earnings per share -
     adjusted weighted average shares and assumed
     conversions                                    10,353,810   15,314,250   17,278,889
                                                    ==========   ==========   ==========

     Basic earnings per share                       $     3.31   $     2.84   $     2.25
                                                    ==========   ==========   ==========

     Diluted earnings per share                     $     3.29   $     2.83   $     2.24
                                                    ==========   ==========   ==========

12.  Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                2001       2002       2003
                                               ------     ------     ------

     Interest on long-term debt                16,732     18,160     16,073
     Mortgagee interest                           130        237        257
     Bank charges                                  88        137        197
     Amortization of financing fees               139        292        353
                                               ------     ------     ------
     Total                                     17,089     18,826     16,880
                                               ======     ======     ======

13.  Loss on Sale of Vessel:

     Upon the sale of the Promar the Company realized a loss, as analyzed below:

                                                                    Amount
                                                                   --------
     Sale proceeds, net
     -Selling price                                                  8,500
     -Selling expenses                                                (136)
                                                                   -------

     Vessel's net book value at the date of sale

     -Vessel's cost (Note 5)                                       (16,957)
     -Depreciation up to the sale date (Note 5)                      2,637
                                                                   -------
                                                                   (14,320)
     Deferred charges, written-off (Note 6)                         (1,314)
                                                                   -------
     Net loss                                                       (7,270)
                                                                   =======

14.  Financial Instruments:

     On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $ 15,000. Since LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement for years 2001, 2002 and 2003.

     On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $ 14,000, $ 10,000 and $ 31,500, respectively. Under these agreements, the Company has fixed the interest rate up to 6.50%, 6.45% and 5.88%, respectively.

     On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001 respectively. The first is for a period of three years for an amount of $16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.77%, respectively.

     On July 10, 2002, the Company concluded two interest swap agreements with effective dates September 13, 2002 each. Both are for a period of five years and for an amount of $ 23,575 each. Under the agreement the Company has fixed the interest rate at 4.20% and 4.38% respectively.

     On December 15, 2003, the Company entered a foreign currency forward contract for a period of six months to sell an amount of Euros 6.5 million and purchase U.S. Dollars. Under this contract the Company has fixed the Euro exchange rate against the U.S. Dollar at 1.2182.

15.  Income Taxes:

     Liberia, Greece, Panama and Cyprus do not impose a tax on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income ($ 93, $ 179 and $ 200 in 2001, 2002 and 2003, respectively).

     Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom. No provision for income taxes was required for the years up to 1997 as the company utilized carry-forward tax losses. The accompanying consolidated statements of income include a provision for income taxes of $ 79, $6 and $0 in, 2001, 2002 and 2003, respectively, which is included in general and administrative expenses.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

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

     (b) Credit risk: The credit risk is minimized since accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required.

     (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in
          Note 14 equates to the amount that would be paid by the Company to cancel the swap. Such fair value at December 31, 2003, was a liability of $ 4,885 and has been included in "Accumulated Other Comprehensive Income/(Loss)" in the accompanying consolidated balance sheet. The fair market value of the foreign currency forward contract also discussed in Note 14, at December 31, 2003, was $237 and has been included in "Foreign currency losses, net" in the accompanying 2003 consolidated statement of income.

17.  Subsequent Events:

     (a) Sale and Leaseback: In January 2004 the Company sold and leased back, under separate Bare Boat charter agreements, the vessels Takamar and Jacamar. The vessels were sold at a price of $35.5 million and $36.9 million respectively resulting to a net gain of $0.7 million. The Bare Boat charter agreements each have durations of seven years.

     (b) Delivery of Hulls S-1108 and S-1109: In January 2004 the Company took delivery of the first two STX Handymax tankers (Note 4). The vessels' cost amounted to $29.9 million and $29.5 million respectively and was partially financed by U.S. Dollar bank loans.

     (c) Delivery of Hull 5240: In January 2004 the Company took delivery of its second Panamax tanker (Note 4). The vessel's cost amounted to $30.3 million and was partially financed by a U.S. Dollar bank loan.

STELMAR SHIPPING LTD.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION
BALANCE SHEETS - DECEMBER 31, 2002 AND 2003
(Expressed in thousands of U.S. Dollars)

ASSETS                                                      2002         2003
------                                                   ---------    ---------

CURRENT ASSETS:
Cash and cash equivalents                                $   1,250    $     347
Due from subsidiaries                                        3,873          175
Prepayments and other                                           85           66
                                                         ---------    ---------

Total current assets                                         5,208          588
                                                         ---------    ---------

INVESTMENTS                                                315,610      364,392
                                                         ---------    ---------

Total assets                                             $ 320,818    $ 364,980
                                                         =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable- trade                                        125          117
Accrued liabilities                                            595          900
Financial instruments fair value                             7,950        5,122
                                                         ---------    ---------

Total current liabilities                                    8,670        6,139
                                                         ---------    ---------

STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 20,000,000 shares
authorized, none issued.                                        --           --
Common stock, $ 0.02 par value; 25,000,000 shares
authorized; 16,819,750 and 17,305,687 issued and
outstanding at December 31, 2002 and 2003, respectively.       336          346
Additional paid-in capital, net                            215,635      222,598
Accumulated other comprehensive income / (loss)             (7,940)      (4,774)
Retained earnings                                          104,117      140,671
                                                         ---------    ---------

Total stockholders' equity                                 312,148      358,841
                                                         ---------    ---------

Total liabilities and stockholders' equity               $ 320,818    $ 364,980
                                                         =========    =========

STELMAR SHIPPING LTD.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Expressed in thousands of U.S. Dollars - except per share data)

                                                   2001               2002                2003
                                                   ----               ----                ----
REVENUES:
Revenue from investments                          $   33,636          $   44,997        $   41,208
General and administrative expenses                     (465)             (1,810)           (2,593)
                                                  -----------         -----------       -----------

Operating income                                      33,171              43,187            38,615
                                                  -----------         -----------       -----------

OTHER INCOME (EXPENSES):
Interest and finance costs, net                          842                  99                16
                                                  -----------         -----------       -----------

Total other income (expenses), net                       842                  99                16
                                                  -----------         -----------       -----------

Net Income                                        $   34,013          $   43,286        $   38,631
                                                  ===========         ==========        ===========

Earnings per share, basic                         $     3.31          $     2.84        $     2.25
                                                  ===========         ==========        ===========

Weighted average number of shares, basic          10,290,028          15,262,194         17,195,152
                                                  ===========         ==========        ===========

Earnings per share, diluted                       $     3.29          $     2.83        $     2.24
                                                  ===========         ==========        ===========

Weighted average number of shares, diluted        10,353,810          15,314,250        17,278,889
                                                  ===========         ==========        ===========

STELMAR SHIPPING LTD.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Expressed in thousands of U.S. Dollars)
                                                                                               Accumulated
                                                                                  Additional   Other
                                                         Comprehensive   Capital  Paid-in      Comprehensive   Retained
                                                         Income          Stock    Capital      Income/(Loss)   Earnings   Total
                                                         ------          -----    -------      -------------   --------   -----
BALANCE, December 31, 2000                                               $   76   $  55,064     $   (227)     $  34,653     89,566
  Cumulative  effect of  measurement  of fair  value of
  financial instruments at January 1, 2001                    (561)           -           -         (561)             -      (561)
  Issuance of common stock                                       -          161      96,438            -              -     96,599
  Expenses related to the issuance of common stock               -            -      (8,363)           -              -     (8,363)
  Reinvestment of earnings                                       -            -       6,831            -         (6,831)         -
  Other comprehensive income
  - Fair value of financial instruments                     (1,939)           -           -       (1,939)             -     (1,939)
  - Currency translation adjustments                           133            -           -          133              -        133
                                                         -----------
  Comprehensive income                                   $  31,646
                                                         ===========    --------  ---------     ---------     ----------  ----------

BALANCE, December 31, 2001                                               $  237   $ 149,970     $ (2,594)     $  61,835  $ 209,448
  Issuance of common stock                                       -           99      69,131            -              -     69,230
  Expenses related to the issuance of common stock               -            -      (4,470)           -              -     (4,470)
  Reinvestment of earnings                                       -            -       1,004            -         (1,004)         -
  Net income                                                43,286            -           -            -         43,286     43,286
  Other comprehensive income
  - Fair value of financial instruments                     (5,450)           -           -       (5,450)             -     (5,450)
  - Currency translation adjustments                           104            -           -          104              -        104
                                                         -----------
  Comprehensive income                                   $  37,940
                                                         ===========    --------  ---------     ---------     ----------  ----------

BALANCE, December 31, 2002                                                  336   $ 215,635     $ (7,940)     $ 104,117  $ 312,148
  Issuance of common stock                                       -           10       6,963            -              -      6,973
  Net income                                                38,631            -           -            -         38,631     38,631
  Dividends paid (US dollars 0.12 per share)                     -            -           -            -         (2,077)    (2,077)
  Other comprehensive income
  - Fair value of financial instruments                      3,065            -           -        3,065              -      3,065
  - Currency translation adjustments                           101            -           -          101              -        101
  Comprehensive income                                   $  41,797
                                                         ===========    --------  ---------     ---------     ----------  ----------

BALANCE, December 31, 2003                                                  346   $ 222,598     $ (4,774)     $ 140,671  $ 358,841
                                                                        ========  =========     =========     =========   ==========

STELMAR SHIPPING LTD.

SCHEDULE I- CONDENSED FINANCIAL INFORMATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Expressed in thousands of U.S. Dollars)

                                                            2001           2002            2003
                                                            ----           ----            ----
Cash Flows from Operating Activities:

    Net income                                              $   34,013     $   43,286       $   38,631
    Adjustments to reconcile net income to net cash
    provided by operating activities:
         Fair value of foreign exchange deal                         -              -             237
    (Increase) Decrease in:
         Accounts receivable                                         -        (3,958)           3,717
    Increase (Decrease) in:
         Accounts payable                                        (125)           (22)             (8)
         Accrued liabilities excluding bank loan interest            -            595             305
    Translation adjustment                                         133            104             101
                                                           -----------     -----------     -----------

Net Cash from Operating Activities                              34,021         40,005          42,983
                                                           -----------     -----------     -----------

Cash Flows from (used in) Investing Activities:
         Reinvestment of earnings                              (6,831)        (1,004)               -
         Investment in subsidiaries                          (121,389)      (104,485)        (48,782)
                                                           -----------     -----------     -----------

Net Cash used in Investing Activities                        (128,220)      (105,489)        (48,782)
                                                           -----------     -----------     -----------

Cash Flows from (used in) Financing Activities:
         Dividends received and reinvested                       6,831          1,004               -
         Dividends paid                                              -              -         (2,077)
         Contribution to paid-in capital                        88,236         64,760           6,973
                                                           -----------     -----------     -----------

Net Cash from Financing Activities                              95,067         65,764           4,896
                                                           -----------     -----------     -----------

Net increase (decrease) in cash and cash equivalents               868            280           (903)
Cash and cash equivalents at beginning of year                     102            970           1,250
                                                           -----------     -----------     -----------
Cash and cash equivalents at end of year                    $      970     $    1,250       $     347
                                                           ===========     ===========     ===========

Schedule 1 - Notes to Condensed Financial information of Stelmar Tankers Ltd.

In the Parent Company only financial statements the Company's investment and subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Parent Company only financial statements should be read in conjunction with the Company's consolidated financial statements.

ITEM 19 EXHIBITS.

Exhibit Number                                                       Description

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

                                                       Stelmar Shipping Ltd.
                                                   ----------------------------
                                                          (Registrant)

Date  May 30, 2004                                By  /s/ Peter Goodfellow
     -------------                                    ---------------------
                                                          Peter Goodfellow
                                                     Chief Executive Officer





02509.0004 #490347